Exhibit 96.1

M3-PN210079 December 31, 2021 Revision 0

STIBNITE GOLD PROJECT

S-K 1300 TECHNICAL REPORT SUMMARY

Valley County, Idaho

M3 Engineering & Technology Corp.

Grenvil Dunn, C.Eng.

Garth D. Kirkham, P.Geo.

Blue Coast Metallurgy Ltd.

Value Consulting, Inc.

Tierra Group International, Ltd.

Prepared For:

Stibnite Gold Project S-K 1300 Technical Report Summary

TABLE OF CONTENTS

SECTION		PAGE

1	Summary	1-1
2	Introduction	2-1
3	PROPERTY DESCRIPTION	3-1
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	4-1
5	hISTORY	5-1
6	GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	6-1
7	eXPLORATION AND DRILLING	7-1
8	SAMPLE PREPARATION, ANALYSES AND SECURITY	8-1
9	DATA VERIFICATION	9-1
10	Mineral Processing and Metallurgical Testing	10-1
11	Mineral Resource Estimates	11-1
12	Mineral Reserve Estimates	12-1
13	Mining Methods	13-1
14	PROCESSING AND RECOVERY METHODS	14-1
15	INFRASTRUCTURE	15-1
16	MARKET STUDIES	16-1
17	ENVIRONMENTAL STUDIES, PERMITTING AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	17-1
18	Capital and Operating Costs	18-1
19	Economic Analysis	19-1
20	Adjacent Properties	20-1
21	Other Relevant Data and Information	21-1
22	Interpretation and Conclusions	22-1
23	Recommendations	23-1
24	References	24-1
25	rELIANCE ON OTHER EXPERTS	25-1

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 1 TABLE OF CONTENTS

SECTION		PAGE

1	Summary	1-1

1.1	Key Results	1-1
1.2	Regulatory Information	1-2
1.3	Property Description and Location	1-3
1.4	Geological Setting and Mineralization	1-3
1.5	Exploration	1-4
1.6	Mineral Resource Estimates	1-4
1.7	Mineral Reserve Estimates	1-6
1.8	Mining Methods	1-8
1.9	Recovery Methods	1-11
1.10	Infrastructure	1-13
1.11	Metal Prices	1-16
1.12	Environmental Studies, Permitting and Social/Community Impact	1-17
1.13	Capital & Operating Costs	1-20
1.14	Economic Analysis	1-22
1.15	Risks and Opportunities	1-24
1.16	Other Relevant Data and Information	1-26
1.17	Interpretation and Conclusions	1-26
1.18	Recommendations	1-26
1.19	References	1-26

SECTION 1 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 1-1:	Stibnite Gold Project Study Highlights	1-1
Table 1-2:	Consolidated Mineral Resource Statement for the Stibnite Gold Project at the end of the Fiscal Year 2021 based on $1,500/oz gold	1-5
Table 1-3:	Antimony Sub-Domains Consolidated Mineral Resource Statement at the end of the Fiscal Year 2021 based on $1,500/oz gold	1-6
Table 1-4:	Mineral Reserves Summary (Metric Units) at the end of the fiscal Year 2021 based on $1,600/oz gold	1-7
Table 1-5:	Life-of-Mine Mining Statistics	1-11

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 1-6:	TSF Design Summary	1-16
Table 1-7:	Assumed Metal Prices by Case	1-17
Table 1-8:	Capital Cost Summary	1-20
Table 1-9:	Operating Cost, AISC and AIC Summary	1-21
Table 1-10:	Recovered Metal Production	1-21
Table 1-11:	Financial Assumptions used in the Economic Analyses	1-22
Table 1-12:	Pre- and After-Tax Economic Results by Case	1-23

SECTION 1 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 1-1:	Ore Mined by Deposit and Year	1-8
Figure 1-2:	Ore and Development Rock Mined by Year and Source	1-9
Figure 1-3:	Ore Stockpile Balance	1-10
Figure 1-4:	Mill Feed and Gold Head Grade by Deposit and Year	1-10
Figure 1-5:	Projected LOM Metallurgical Recoveries to Doré	1-12
Figure 1-6:	Projected LOM Metallurgical Recoveries to Antimony Concentrate	1-13
Figure 1-7:	Site Layout at the Beginning of Mine Life	1-14
Figure 1-8:	Rendering of Restoration at Yellow Pine Pit	1-19
Figure 1-9:	Annual Recovered Gold and Antimony	1-22
Figure 1-10:	Undiscounted After-Tax Cash Flow for Base Case B	1-24
Figure 1-11:	Payable Metal Value by Year for Case B	1-24

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Stibnite Gold Project S-K 1300 Technical Report Summary

1	Summary

The Stibnite Gold Project (Project) is designed to redevelop an abandoned, brownfield mine site, and provide long-term employment and business opportunities for a rural area in Idaho, funded by an economically viable project. It would become one of the largest and highest-grade open pit gold mines in the United States and the country’s only primary producer of antimony, a critical and strategic mineral.

This Technical Report Summary (TRS or Report) provides an overview of the Project and includes recommendations for future work required to reach a decision point. It discloses, at a Preliminary Feasibility Study (PFS) level, information about the geology, mineralization, exploration potential, Mineral Resources, Mineral Reserves, mining methods, processing methods, infrastructure, social and economic benefits, environmental protection, cleanup, and repair of historical impacts, permitting, reclamation and closure concepts, capital and operating costs and an economic analysis for the Project.

For readers to fully understand the information in this Report, they should read this Report in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this Report that qualifies the technical information contained in the Report. The Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the Report is subject to the assumptions and qualifications contained in the Report. The economic and technical analyses included in this Report provide only a summary of the potential Project economics based on the assumptions set out herein. There is no guarantee that the Project economics described herein can be achieved.

1.1	Key Results

The Project consists of mining the Yellow Pine, Hangar Flats and West End deposits using conventional open pit methods, conventional processing methods to extract gold, silver and antimony, and on-site production of gold (Au) and silver (Ag) doré and an antimony (Sb) concentrate. The Project also entails an extensive reclamation and restoration program for historical impacts to the site including the recovery and reprocessing of Historical Tailings, restoration of fish passage during and after operations, relocation of historical mining wastes to engineered storage facilities, stream restoration, and reforestation of impacted areas. Perpetua Resources’ plans for decommissioning the site include progressive and concurrent remediation, reclamation, and restoration activities, beginning at the start of construction and continuing beyond the operations phase, through Project reclamation and closure.

The Stibnite Gold Project economics, as contemplated in the TRS, are summarized in Table 1-1.

Table 1-1:     Stibnite Gold Project Study Highlights

Component	Early Production Years 1-4	Life-of-Mine Years 1-15
Recovered Gold (2) Total	1,853 koz	4,238 koz
Recovered Antimony Total	74 million lbs	115 million lbs
Recovered Gold (2) Annual Average	463 koz/yr	297 koz/yr
Cash Costs(2) (Net of by-product credits)	$328/oz Au	$538/oz Au
All-in Sustaining Costs(2) (Net of by-product credits)	$438/oz Au	$636/oz Au
Initial Capital – including contingency	$1,263 million
Case B at US$1,600/oz gold (Base Case) (1)
After-Tax Net Present Value 5%	$1,320 million
Annual Average EBITDA	$566 million	$292 million
Annual Average After Tax Free Cash Flow	$500 million	$242 million
Internal Rate of Return (After-tax)	22.3%
Payback Period in Years (After-tax)	2.9 years

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Stibnite Gold Project S-K 1300 Technical Report Summary

Component	Early Production Years 1-4	Life-of-Mine Years 1-15
Case C at US$1,850/oz gold (1)
After-Tax Net Present Value 5%	$1,864 million
Annual Average EBITDA	$678 million	$360 million
Annual Average After Tax Free Cash Flow	$584 million	$295 million
Internal Rate of Return (After-tax)	27.7%
Payback Period in Years (After-tax)	2.5 years
Notes:
(1)	Base case prices US$1,600/oz gold, $20/oz silver and $3.50/lb antimony, Case C price based on metal selling prices of US$1,850/oz gold, $24/oz silver and $3.50/lb antimony, Post-Tax NPV at 5% discount rate.
(2)	In this release, “M” = million, “k” = thousand, all amounts in US$, gold and silver reported in troy ounces (“oz”).
(3)	See non-International Financial Reporting Standards (“IFRS”) measures below.
(4)	All numbers have been rounded in above table and may not sum correctly.
(5)	The TRS assumes 100% equity financing of the Project.

1.2	Regulatory Information

The Stibnite Gold Project is within the Stibnite-Yellow Pine mining district (District), Idaho and is wholly owned by direct or indirect subsidiaries of Perpetua Resources Corp. (PRC), a Toronto Stock Exchange (TSX:PPTA) and NASDAQ Capital Market (XNCM:PPTA) listed British Columbia, Canada company with headquarters in Boise, Idaho. Unless the context indicates otherwise, references to “Perpetua Resources” throughout this Report include one or more of the subsidiaries of PRC.

This TRS was compiled by M3 Engineering & Technology Corp. (M3), which was engaged by Perpetua Resources, through its subsidiary Perpetua Resources Idaho, Inc. (PRII). The Report was prepared under the direction of Independent Qualified Persons (QPs) and in compliance with the United States Securities and Exchange Commission (SEC) Regulation S-K (Subpart 1300) (S-K 1300) for reporting mineral properties (CFR Title 17 § 229.1300-1305).

This Report is the inaugural TRS developed for the Stibnite Gold Project in accordance with United States SEC S-K 1300 regulations. The TRS summarizes a 2020 Feasibility Study (FS) Technical Report (M3 Engineering & Technology, 2020) that was completed under Canadian Securities Administrators National Instrument (NI) 43-101 guidelines, with the following notable differences:

•	The TRS Mineral Resource estimates were developed based on a gold price of $1,500/oz versus the $1,250/oz gold price assumed for the 2020 FS. The change in gold price results from higher trailing average gold prices.

•	The Measured Mineral Resources in the 2020 FS were reclassified to Indicated Mineral Resources in the TRS due to differences in the S-K 1300 versus NI 43-101 Mineral Resources classification guidelines.

•	The Proven Mineral Reserves from the 2020 FS were reclassified as Probable Mineral Reserves for the TRS resulting from the reclassification of the Measured Mineral Resources to Indicated Mineral Resources.

•	The TRS is classified as a Preliminary Feasibility level study whereas the 2020 FS was classified as a Feasibility level study. This change was driven by the S-K 1300 requirement that a compliant Feasibility level TRS include a capital cost contingency allowance no greater than 10%, whereas the initial capital cost estimate for the 2020 FS included a more conservative allowance at approximately 15%.

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Stibnite Gold Project S-K 1300 Technical Report Summary

All other technical analyses, design information, capital and operating cost information, economic analyses, permitting and legal assumptions, conclusions and recommendations are consistent between this S-K 1300 TRS and the 2020 NI 43-101 FS.

1.3	Property Description and Location

The Project location is in central Idaho, USA approximately 100 miles (mi) northeast of Boise, Idaho, 38 mi east of McCall, Idaho, and approximately 10 mi east of Yellow Pine, Idaho. Mineral rights controlled by Perpetua Resources include patented lode claims, patented mill sites, unpatented federal lode claims, and unpatented federal mill sites and encompass approximately 28,480 acres (45 square miles). The claims are 100% owned, except for 27 patented lode claims that are held under an option to purchase. The Project is subject to a 1.7% net smelter return royalty on gold only; there is no royalty on silver or antimony.

In a legal opinion, dated April 25, 2019, by Jason Mau of the law firm of Parsons, Behle & Latimer, the patented and unpatented lode mining and mill site claims are owned or optioned by Perpetua Resources’ U.S. subsidiaries. No significant flaws or title issues have been identified in multiple formal title reviews of the Claims performed by qualified, independent, title examiners. Several independent legal opinions in respect of mineral title have been prepared on behalf of Perpetua Resources in support of its initial listing as a public company, subsequent financings, and sale of a royalty to a third party.

1.4	Geological Setting and Mineralization

Bedrock in the region can be subdivided into the pre-Cretaceous metasedimentary “basement,” the Cretaceous Idaho Batholith, Tertiary intrusions and volcanics, and Quaternary unconsolidated sediments and glacial materials. The SGP is situated along the eastern edge of the Idaho Batholith, on the western edge of the Thunder Mountain caldera complex and within the Central Idaho Mineral Belt.

Large, north-south striking, steeply dipping structures exhibiting pronounced gouge and multiple stages of brecciation occur in the District and are often associated with east-west and northeast-southwest trending splays and dilatant structures.

The Yellow Pine and Hangar Flats deposits are hosted primarily by intrusive phases of the Idaho Batholith along the Meadow Creek Fault Zone. The West End Deposit is hosted primarily by Neoproterozoic to Paleozoic metasedimentary rocks of the Stibnite roof pendant along the West End Fault Zone.

Mineralization and alteration in the District are associated with multiple hydrothermal alteration events occurring through the Paleocene and early Eocene epochs. Main-stage gold mineralization and associated potassic alteration typically occurs in structurally prepared zones. The gold is associated with very fine-grained disseminated arsenical pyrite (FeS2) and arsenopyrite (FeAsS) to a lesser extent. The gold almost exclusively exists in solid solution in these minerals. Antimony mineralization occurs primarily as the mineral stibnite (Sb2S3). Additional gold mineralization affecting rocks of the Stibnite roof pendant (West End deposit) is associated with epithermal quartz-adularia-carbonate veins.

Deposits of the District are not readily categorized based on a single generic deposit model due to complexities associated with multiple overprinting mineralization events and uncertainties regarding sources of mineralizing hydrothermal fluids.

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Stibnite Gold Project S-K 1300 Technical Report Summary

1.5	Exploration

The District has been the subject of exploration and development activities for nearly 100 years, yet much of the area remains poorly explored due to its remote location, poor level of outcrop and extensive glacial cover. Perpetua Resources has completed extensive exploration work over the last decade that has included: geophysics; rock, soil and stream sampling and analysis; geologic mapping; mineralogical and metallurgical studies; and drilling.

This newer data has been integrated with datasets from previous operators and provides a comprehensive toolkit for future exploration. These efforts have led to the identification of over 75 prospects with varying levels of target support. These prospective areas include targets within, under, and adjacent to existing deposits; bulk mineable prospects along known or newly identified mineralized trends; high grade underground targets and early-stage greenfield prospects and conceptual targets based on geophysics or geologic inference. Details of some of the more promising targets are summarized in Section 7 of this Report.

Exploration targets include conceptual geophysical targets, geochemical targets from soil, rock and trench samples, and results from widely spaced drill holes; as a result, the potential size and tenor of the targets are conceptual in nature. There has been insufficient exploration to define mineral resources on these prospects and this data may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics, and economic potential to be classed as a category of mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Project area, including the three main deposits, has been drilled by numerous operators, totaling 793,769 ft in 2,723 drill holes, of which Perpetua Resources drilled 637 holes totaling over 344,465 ft since 2009. Pre-Perpetua Resources drilling was undertaken by a wide variety of methods and operators while Perpetua Resources employed a variety of drilling methods including core, reverse circulation, auger, and sonic throughout the District, but with the primary method being core.

It is the opinion of the Independent QP responsible for the Mineral Resource estimates that the data used for estimating the Mineral Resources and Mineral Reserves for the Hangar Flats, West End, Yellow Pine and Historical Tailings deposits is adequate for this purpose and may be relied upon to report the Mineral Resources and Mineral Reserves contained in this Report.

1.6	Mineral Resource Estimates

The Mineral Resource estimates for the Project were estimated in conformity with Committee for Mineral Reserves International Reporting Standards (CRIRSCO) “International Reporting Template for the public reporting of Exploration Targets, Exploration Results, Mineral Resources and Mineral Reserves” as adopted by the International Council on Mining & Metals November 2019. The mineral resources are reported in in accordance with §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K). Updated Mineral Resources reported herein supersede and replace the Mineral Resources disclosed publicly (Midas Gold, 2018; M3, 2020), which should no longer be relied upon. The mineral resource evaluation reported herein for Yellow Pine, Hangar Flats, West End and the Historical Tailings deposit is current as of the date of this report. The Mineral Resource Statements supersede prior statements but were developed based on the same underlying geological and geostatistical analyses as that in the 2020 Feasibility Study Technical Report (M3, 2020).

The Mineral Resource estimates for each of the Hangar Flats, West End and Yellow Pine deposits, and the Historical Tailings, were prepared using commercial mine-modeling and geostatistical software, consider relevant modifying factors, and have been verified by an Independent QP. The consolidated Mineral Resource statement for the Project in metric tonnes (t) is shown in Table 1-2 based on a gold selling price of US$1,500/troy ounce limiting pit shell.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 1-2:     Consolidated Mineral Resource Statement for the Stibnite Gold Project at the end of the Fiscal Year 2021 based on $1,500/oz gold

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Indicated
Yellow Pine	56,445	1.67	3,025	2.10	3,820	0.09	115,022
Hangar Flats	28,065	1.37	1,239	3.20	2,884	0.15	90,925
West End	60,963	1.00	1,956	1.25	2,449	0.00	0
Historical Tailings	2,687	1.16	100	2.86	247	0.17	9,817
Total Indicated	148,159	1.33	6,320	1.97	9,400	0.07	215,764
Inferred
Yellow Pine	8,021	0.85	219	0.59	153	0.00	62
Hangar Flats	17,021	1.00	548	2.30	1,259	0.09	32,146
West End	26,895	0.97	837	1.06	918	0.00	0
Historical Tailings	191	1.13	7	2.64	16	0.16	662
Total Inferred	52,128	0.96	1,611	1.40	2,345	0.03	32,870

Notes:

(1) All Mineral Resources have been estimated in accordance with §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K).

(2) Mineral Resources are reported in relation to a conceptual pit shell to demonstrate potential for economic viability; mineralization lying outside of these pit shells is not reported as a Mineral Resource. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. These Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these inferred Mineral Resources will be converted to the Indicated category through further drilling, or into Mineral Reserves once economic considerations are applied. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

(3) Open pit sulfide Mineral Resources are reported at a cut-off grade of 0.40 g/t Au and open pit oxide Mineral Resources are reported at a cut-off grade of 0.35 g/t Au.

(4) IMPORANT: Mineral Resources are inclusive of Mineral Reserves.

The Yellow Pine and Hangar Flats deposits contain zones with substantially elevated antimony-silver mineralization, defined as containing greater than 0.1% antimony, relative to the overall Mineral Resource. The existing Historical Tailings Mineral Resource also contains elevated concentrations of antimony. These higher-grade antimony zones are reported separately in Table 1-3. Antimony Mineral Resources are reported only if they lie within gold Mineral Resource estimates.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 1-3:     Antimony Sub-Domains Consolidated Mineral Resource Statement at the end of the Fiscal Year 2021 based on $1,500/oz gold

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Indicated
Yellow Pine	9,569	2.27	697	5.33	1,639	0.51	108,306
Hangar Flats	6,771	2.08	453	8.22	1,790	0.57	85,509
Historical Tailings	2,687	1.16	100	2.86	247	0.17	9,817
Total M & I	19,027	2.04	1,250	6.01	3,677	0.49	203,632
Inferred
Yellow Pine	12	1.16	0	2.52	1	0.20	52
Hangar Flats	1,312	2.32	98	15.59	658	1.08	31,274
Historical Tailings	191	1.13	7	2.64	16	0.16	662
Total Inferred	1,515	2.16	105	13.86	675	0.96	31,988

Notes:

(1) Antimony mineral resources are reported as a subset of the total mineral resource within the conceptual pit shells used to constrain the total mineral resource in order to demonstrate potential for economic viability; mineralization outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate.

(2) Open pit antimony sulfide mineral resources are reported at a cut-off grade 0.1% antimony within the overall 0.40 g/t Au cut-off.

(3)  IMPORANT Mineral Resources are inclusive of Mineral Reserves.

1.7	Mineral Reserve Estimates

The Mineral Reserve Estimates for the Project were estimated in conformity with CRIRSCO “International Reporting Template for the public reporting of Exploration Targets, Exploration Results, Mineral Resources and Mineral Reserves” and are reported in accordance with S-K 1300. The Mineral Reserve estimates for each of the Yellow Pine, Hangar Flats, and West End deposits, and the Historical Tailings, were prepared to industry standards and best practices and take into consideration modifying factors including mining, processing, metallurgical, environmental, location and infrastructure, market factors, legal, economic, social, and governmental factors. The Mineral Reserve estimates are based on a mine plan and pit design developed using modifying parameters including metal price, metal recovery based on performance of the processing plant, and operating cost estimates.

The Mineral Reserve was developed by allowing only Indicated Mineral Resource blocks to contribute positive economic value and is a subset of the Mineral Resource comprised of the Probable Mineral Reserve that is planned for processing over the life-of-mine plan, with assumptions summarized in Sections 12 and 13. No economic credit has been applied to Inferred mineralization in the development of the Mineral Reserve, even if they lie within the Mineral Reserve pit.

The general mine planning sequence to produce the SGP Mineral Reserve estimates and associated mill feed schedule consisted of an ultimate pit limit analysis, pit shell selection, ultimate pit designs, internal pit phase design, mining sequence schedule, and mill feed optimization. A suite of nested pit shells for each deposit was generated using Geovia Whittle™ and a gold selling price ranging from $100 to $2,000 per troy ounce in $50 increments. The pit limit analysis was performed based on gold recovery only, to ensure the ultimate pit geometries would not be dependent on silver or antimony values. Mining costs used for the pit limit analysis are based on a first principles cost buildup for equipment requirements, labor estimates, and consumables price quotes. Selection of the optimal pit shells for each deposit was based on discounted cash flow analysis. For Yellow Pine and West End, the incremental change in discounted pit value (NPV) and strip ratio between potentially optimal pit shells is gradual, and pit shells representing gold selling prices of $1,250/oz and $1,300/oz respectively were selected. For Hangar Flats, the pit limit analysis suggested selecting the $1,150/oz pit shell but, due to additional technical considerations, the $750/oz pit shell was selected.

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Stibnite Gold Project S-K 1300 Technical Report Summary

The ultimate pit designs were based on the selected pit shells, design parameters for 150-ton haul trucks, geotechnical design criteria, and additional mine sequencing and haulage considerations. Cut-off determination utilized a Net Smelter Return (NSR) methodology to account for varying ore types and separate process streams with unique process costs. The cut-off strategy applies elevated cut-off values to ensure the highest-grade ore available in the mine plan is processed preferentially and lower grade ore is stored in ore stockpiles for processing later in the Project life.

Cutoff grades for Mineral Reserves were developed assuming long term metal prices of $1,600/oz gold, $20.00/oz silver, and $3.50/lb antimony for material lying within the pit designs based on the pit shells selected above ($1,250, $750 and $1,300/oz Au for Yellow Pine, Hangar Flats and West End, respectively). This results in a Life-of-Mine (LOM) average gold cut-off grade of 0.48 g/t for open-pit mining. The Mineral Reserves are summarized in Table 1-4.

Table 1-4:     Mineral Reserves Summary (Metric Units) at the end of the fiscal Year 2021 based on $1,600/oz gold

Deposit	Tonnage	Average Grade			Total Contained Metal
		Gold	Antimony	Silver	Gold	Antimony(3)	Silver
Metric Units	(kt)	(g/t)	(%)	(g/t)	(t)	(t)	(t)
Yellow Pine
Low Sb Sulfide – Probable	37,615	1.69	0.009	1.56	63.7	3,565	58.5
High Sb Sulfide – Probable	10,232	2.04	0.460	4.69	20.9	47,064	48.0
Yellow Pine Probable Mineral Reserves	47,847	1.77	0.106	2.23	84.5	50,629	106.5
Hangar Flats
Low Sb Sulfide – Probable	5,167	1.34	0.018	1.65	6.9	954	8.5
High Sb Sulfide – Probable	3,095	1.92	0.369	4.85	5.9	11,407	15.0
Hangar Flats Probable Mineral Reserves	8,262	1.56	0.150	2.85	12.9	12,361	23.5
West End (1)
Oxide – Probable	4,749	0.54	-	0.87	2.6	-	4.1
Low Sb Sulfide – Probable	15,242	1.33	-	1.30	20.2	-	19.7
Transitional – Probable	25,839	1.03	-	1.49	26.6	-	38.5
West End Probable Mineral Reserves	45,830	1.08	-	1.36	49.3	-	62.3
Historical Tailings (1)
Low Sb Sulfide – Probable	1,832	1.16	0.166	2.86	2.1	3,036	5.2
High Sb Sulfide – Probable	855	1.16	0.166	2.86	1.0	1,417	2.4
Historical Tailings Probable Mineral Reserves	2,687	1.16	0.166	2.86	3.1	4,453	7.7
Probable Mineral Reserves
Oxide – Probable	4,749	0.54	-	0.87	2.6	-	4.1
Low Sb Sulfide –Probable	59,856	1.55	0.013	1.54	92.9	7,555	92.0
High Sb Sulfide –Probable	14,181	1.96	0.422	4.61	27.8	59,888	65.4
Transitional – Probable	25,839	1.03	-	1.49	26.6	-	38.5
Total Probable Mineral Reserves (2)	104,625	1.43	0.064	1.91	149.9	67,443	200.0

Notes:

(1) Historical Tailings ore type classification is proportional to the pit-sourced mill feed during Historical Tailings processing.

(2) Metal prices used for Mineral Reserves: $1,600/oz Au, $20.00/oz Ag, $3.50/lb Sb.

(3) Antimony values are reported only for ore scheduled in the mine plan that is classified as High Sb Sulfide.

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Stibnite Gold Project S-K 1300 Technical Report Summary

1.8	Mining Methods

The mine plan developed for the Project incorporates the mining of the three in situ deposits: Yellow Pine, Hangar Flats, and West End and their related development rock; and the re-mining of Historical Tailings along with its cap of spent heap leach ore. The general sequence of open pit mining would be Yellow Pine deposit first, Hangar Flats deposit second, and West End deposit last, as shown on Figure 1-1. This sequence generally progresses from mining highest value ore to lowest value ore and accommodates the sequential backfilling the Yellow Pine and Hangar Flats open pits with material mined from West End open pit. Lower grade ore extracted during mining of the three pits is stockpiled and then processed during the operating life of the mill. The spent ore that overlies the Historical Tailings would be used as tailings storage facility (“TSF”) construction material and is treated as stripping in the PFS. Most development rock would be sent to one of five destinations: the TSF embankment, the TSF buttress, the Yellow Pine pit as backfill, the Hangar Flats pit as backfill, or the Midnight area within the West End pit as backfill. The Historical Tailings would be hydraulically transferred to the process plant during the first four years of operation, concurrent with mining ore from the Yellow Pine open pit.

Figure 1-1: Ore Mined by Deposit and Year

Mining at the SGP would be accomplished using conventional open pit hard rock mining methods with a production fleet consisting of two 28-yd3 hydraulic shovels, one 28-yd3 wheel loader, and a fleet of approximately eighteen 150-ton haul trucks. Mining is planned to deliver 7.30 Mt of ore to the crusher per year (nominally 20 kt per day) and approximately 22.1 Mt of development rock per year to DRSFs. Pre-stripping the open pits would begin two years prior to ore processing and open pit mining would continue until year 12 of operation. Once open pit mining is completed, the mining fleet will continue to provide ore to the mill from ore stockpiles until approximately the end of the first quarter in year 15 (Figure 1-2). A total of 102 Mt of ore would be mined from the three open pits and an additional 2.7 Mt of historic tailings would be mined. Approximately 254 Mt of development rock would be mined from the three open pits for a total of 356 Mt mined from the open pits and an average strip ratio (waste:ore) of 2.5.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 1-2: Ore and Development Rock Mined by Year and Source

Long-term lower-grade ore stockpiles have been incorporated into the PFS mine plan located for the most part within the footprint of the TSF buttress, thereby minimizing their incremental disturbance. The primary benefits to adding ore stockpile capacity is increased potential to optimize process ore feed value throughout the mine life, improved utilization of the Mineral Resource, reduced peak water treatment needs, reduced development rock tonnage and associated mining impacted water management. The stockpiling strategy is particularly significant during the first half of the mine life when Yellow Pine high value ore is mined at a rate greater than process plant throughput capacity. If stockpile capacity is not available, either the period-based cut-off value must increase resulting in ore converted to waste, or the mining rate reduced to align with process plant throughput capacity resulting in deferred access to high-value ore deeper in the open pit. The addition of long-term ore stockpiles allows for relatively high value ore mined from Yellow Pine open pit to be stockpiled and made available to process when lower value ore is being mined in West End open pit (Figure 1-3 and Figure 1-4).

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 1-3:      Ore Stockpile Balance

Figure 1-4:      Mill Feed and Gold Head Grade by Deposit and Year

A summary of the mining statistics by ore type is provided in Table 1-5.

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Table 1-5:      Life-of-Mine Mining Statistics

General Life-of-Mine Production	Unit	Value
Open Pit Development Rock Mined	Mt	254
Open Pit Ore Mined	Mt	102
Open Pit Strip Ratio	waste:ore	2.5
Historical Tailings Mined	Mt	2.7
Mining Cost	$/t	2.47
Daily Mill Throughput	kt/day	20.0
Annual Mill Throughput	Mt/yr	7.30
Mine Life	years	12
Mill Life	years	14.3
Life-of-Mine Average	Unit	Total Ore	Oxide Ore	High Sb Ore	Low Sb Ore	Transition Ore
Tonnage Milled	Mt	104.6	4.7	14.2	59.9	25.8
Contained Au Mined	koz	4,819	83	894	2,988	855
Contained Ag Mined	koz	6,431	133	2,104	2,958	1,236
Contained Sb Mined	klb	148,686	-	132,031	16,656	-
Contained Au Grade Mined	g/t	1.43	0.54	1.96	1.55	1.03
Contained Ag Grade Mined	g/t	1.91	0.87	4.61	1.54	1.49
Contained Sb Grade Mined	%	0.064	-	0.422	0.013	-

1.9	Recovery Methods

The process flowsheet for most of the Yellow Pine, Hangar Flats, and West End material uses bulk sulfide flotation to maximize recovery of gold to a sulfide concentrate amenable to treatment by pressure oxidation for materials assaying less than 0.1% antimony. High antimony materials would be first subject to a selective antimony flotation process, thereby producing a shippable antimony concentrate, with a gold-bearing bulk sulfide rougher concentrate to be floated from the antimony flotation tailings. Some of the oxidized West End ores are more transitional or free milling in nature, and an ore leaching process was developed to treat these materials. Testing was also conducted on samples of the historical (Bradley) tailings. This work showed the historical tailings could be processed using the same flowsheet as, and most likely as a blend with, fresh sulfide ores. Metallurgical testing programs conducted to support process development are detailed in Section 10.

Projected gold flotation recoveries for low-antimony materials to a concentrate assaying 6.5% sulfur are estimated at 93.8% for Yellow Pine and 92.1% for Hangar Flats. Silver recoveries are estimated as 90.1% for Yellow Pine and 89.1% for Hangar Flats. Gold and silver flotation recoveries are independent of gold or sulfur grade. For high-antimony materials from the Yellow Pine deposit, gold misplacement to the antimony concentrate and overall gold recoveries to POX are functions of pyritic sulfur grade and gold recoveries are estimated to range from 83.6% to 95.5%. Constant gold and silver recoveries are projected for Hangar Flats high-antimony material at 89.7% for gold and 43.2% for silver. West End sulfide material is highly refractory while transition material has a significant free milling gold content. Sulfide material will be processed by flotation, concentrate POX and cyanide leaching of the concentrate; transition material will be treated similarly, however the flotation tailings will also be leached; oxide materials will just be leached.

Pressure oxidation testing results demonstrated that neutralization of acid inside the autoclave, or “in-situ acid neutralization” (ISAN) facilitates stabilization of arsenic in the POX residue. Neutralization of acid inside the autoclave was accomplished by adding ground limestone in the POX feed to control free acid and sulfate concentrations and limit the formation of jarosite and basic iron sulfates. Higher ferric concentrations available for scorodite formation and lower sulfate concentrations were found to inhibit pitticite (an unstable arsenic compound) formation. However, subsequent environmental geochemical testing completed on commingled flotation and detoxified cyanide leach tailings from the pilot plant indicated that arsenic destabilized at some point downstream of the POX process. Further ISAN POX tests with a terminal free acid of 8 to 13 mg/L of H2SO4, atmospheric arsenic precipitation (AAP), and a two-step neutralization procedure at an elevated temperature (92°C) by progressively adding limestone to achieve a pH of approximately 2 with a retention time of 4 to 5 hours produced a stable scorodite precipitate (FeAsO42H2O).

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Stibnite Gold Project S-K 1300 Technical Report Summary

The POX testing confirmed consistent gold recoveries in the 96.5-99.0% range.

The Project’s process plant has been designed to process sulfide, transition and oxide material from the Yellow Pine, Hangar Flats, and West End deposits. The processing facility is designed to treat an average of 20,000 t/d, or 7.3 Mt/y. Additionally, the Historical Tailings would be reprocessed early in the mine life to recover precious metals and antimony, and to provide space for the TSF embankment and buttress.

The process operations include crushing, grinding, antimony and gold flotation, pressure oxidation, POX leaching and carbon-in-pulp (CIP) recovery, cyanide detoxification, carbon handling and pressure stripping, precious metal electrowinning, mercury retort removal, and doré bar production. Auxiliary operations include a plant to supply oxygen to the autoclave and mining, crushing, grinding, and calcining to provide limestone and lime for neutralization and pH adjustment for the process. A leaching, CIP recovery, and detoxification process is planned for late in the mine life to process crushed and ground oxide material and recover gold from the tailings of transitional (mixed oxide-sulfide) material. Two finished products from the Stibnite Gold Project ore processing facility will be doré bars and antimony-silver concentrate.

Figure 1-5 and Figure 1-6 summarize the projected LOM metallurgical recoveries to doré and antimony concentrate, respectively.

Figure 1-5:      Projected LOM Metallurgical Recoveries to Doré

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 1-6:      Projected LOM Metallurgical Recoveries to Antimony Concentrate

1.10	Infrastructure

The Project will require upgrades to existing offsite infrastructure such as roads and power supply, as well as onsite and offsite infrastructure additions such as worker accommodations, water management systems, and tailings management systems. Section 15 provides a complete list and detailed descriptions of the infrastructure upgrades and additions required for the Project; provided below are summaries of some select key infrastructure. Figure 1-7 provides a general overview of the mine site at the beginning of the mine life.

1.10.1	Site Access

The site is currently accessed by the Stibnite Road, National Forest (NF-412), from the village of Yellow Pine, with three alternative routes up to that point. Alternative access via the Burntlog Route was selected over several other possible alternatives because it provides safer year-round access for mining operations, reducing the proximity of roads to major fish-bearing streams, and this route respects the advice and privacy of community members close to the Project location. The route originates from the intersection of Highway 55 and Warm Lake Road and is approximately 71 miles long. The route consists of 34 miles of existing highway (Warm Lake Road), 23 miles of upgraded road, and 14 miles of new road. The 37 miles of new and upgraded road has a design speed of 20 mph, maximum 10% grade, a 21-foot width, and intermediate-sized tractor trailer loading criteria. A maintenance facility along the route is designed for a location on the southern section. Additional details on the Burntlog Route and maintenance facility are provided in Section 15.

A through-site public access route will replace the current access through the SGP site during mine operations. A new 12-foot-wide gravel road is planned to provide public access from Stibnite Road to Thunder Mountain Road through the mine site (Figure 1-7).

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 1-7:      Site Layout at the Beginning of Mine Life

Perpetua Resources
Legend
Burntlog Access Route
Tailings Pipeline
Haul Road - 150 - Ton Trucks
Haul Road - 45 Ton Trucks
Light Vehicle Road
Public Access Road
Transmission Line
Maximum Pit Footprint
Bradley Tailings Repulp Facility
Clean Water Diversion
Diversion Tunnel
Stream
Blowout Borrow Site
Growth Media Stockpile
Laydown
Mining Pit
Plant Site
Pond
Soda
Stockpile
TSF Buttress
TSF Liner
Workers Housing
North Gate
West End Pond
West End In-Pit DRSF & Stockpile
Yellow Pine Pit Lake
Yellow Pine Pit
West End Pit (Future)
Midnight Pond
Radio Communications Tower
Growth Media Stockpile
Crusher ROM Stockpile Area
Process Plant Area
Substation
Water Treatment Plant
Laydown
Transmission Line
Hangar Flats Pit (Future)
Cell Tower
Helicopter Pad
Hangar Flats Pond
Truck Shop Area
TSF Embankment
Hangar Flats Stockpile
Main Gate
Blowout Borrow Site
Growth Media Stockpile
SODA Pond (Future)
Worker Housing Facility
TSF Impoundment
N
0 0.5 1
Miles
Main Access Road to Cascade (Burntlog Route)

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Stibnite Gold Project S-K 1300 Technical Report Summary

1.10.2	Logistics Facility

The offsite administrative offices, transportation hub, warehousing and assay laboratory needed for the Project, referred to as Stibnite Gold Logistics Facility (SGLF), will be located on private land in Valley County, with easy access to State Highway 55. The SGLF will include offices for managers, safety and environmental services, human resources, purchasing and accounting personnel. Operating supplies for the mine will be staged and consolidated at the SGLF to reduce traffic to the site.

1.10.3	Power Supply and Transmission

Grid power planned for the Project needs to be upgraded to support the 50- to 60-megawatt (MW) load including upgrading approximately 63 mi of existing powerlines to 138 kV and approximately 9 miles of new 138 kV line. The 138-kV line would be routed to the Project’s main electrical substation where transformers would step the voltage down to the distribution voltage of 34.5 kV.

1.10.4	Worker Accommodations

A new worker housing facility (camp) is planned approximately 2 miles south of the ore processing plant area to provide accommodations for most of the construction workforce and for the operations workforce. Leased accommodation units are planned during peak construction activity and would be demobilized following construction since the peak construction accommodation requirements (approximately 1,000 workers) are much greater than the operations requirements of approximately 350 workers on the site.

1.10.5	Water Management

Perpetua Resources has planned a water management system that protects or improves water quality in Project-area streams and provides water for ore processing, fire protection, exploration activities, surface mining (dust control), and potable water needs.

The key water management consideration for the Project site is the large amount of snowmelt runoff during the months of April through June, making spring melt the critical time for water management, storage, and treatment. Surface water that has the potential to introduce mining- and process-related contaminants (contact water) is kept separate from surface water that originates from undisturbed, uncontaminated ground (non-contact water). This is accomplished by diverting clean water around mine facilities and collecting and reusing, evaporating, or treating and discharging contact water.

The water needed for ore processing is planned to come from meteoric and tailings consolidation water reclaimed from the TSF, water from pit dewatering, contact water, groundwater wells, and a surface intake near the upstream portal of the EFSFSR diversion tunnel. Contact water from the pits, stockpiles, TSF buttress, truck shop, ore processing facilities, and legacy materials exposed during construction would be collected in lined ponds or in-pit sumps for later use in ore processing, dust control, or treatment for discharge. Excess dewatering water not used for ore processing would be treated, if required, and discharged to a surface outfall.

Major water diversions include construction of a tunnel and fishway to divert the EFSFSR and provide fish passage around the Yellow Pine pit, and surface diversions of Meadow Creek at the TSF, TSF Buttress, and Hangar Flats pit.

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Stibnite Gold Project S-K 1300 Technical Report Summary

1.10.6	Tailings Management

The Project is projected to produce approximately 120 million tons of tailings solids. The tailings would contain trace amounts of cyanide and metals (including arsenic and antimony), so a fully lined containment facility utilizing a composite liner is proposed to isolate the tailings and process water.

The TSF would consist of a rockfill embankment, a fully lined impoundment, and appurtenant water management features including a surface diversion of Meadow Creek and its tributaries around the facility. A rockfill buttress abutting the TSF embankment would substantially enhance embankment stability. Historical spent heap leach ore would be reused in TSF construction, in locations isolated from interaction with water, but the majority of the rockfill would be development rock sourced from the open pits. Design criteria were established based on the facility size and risk using applicable dam safety and water quality regulations and industry best practice for the TSF embankment on a standalone basis; the addition of the buttress substantially increases the safety factor for the design to at least double the minimum requirements. The TSF impoundment, embankment, and associated water diversions would occupy approximately 420 acres at final buildout, with an approximately 475-foot ultimate height. The TSF location relative to other Project features is shown on Figure 1-7. Table 1-6 summarizes TSF design features.

Table 1-6:      TSF Design Summary

Design Aspect	Description
Underdrains	Mains: perforated pipe and gravel in geotextile-wrapped trenches. Laterals: geo-composite drains.
Subgrade	Reworked and compacted in situ materials, or minimum 12 inches of liner bedding fill.
Liner Subbase	Geosynthetic clay liner.
Primary Liner	60-mil LLDPE, single-side textured.
Overliner drains	Geosynthetic strip drains.
Leak Detection	Sampling of underdrains and downgradient monitoring wells.
Deposition Strategy	Subaerial; depositing from perimeter of impoundment and embankment with pool on east side near, but not normally in contact with, embankment.
Reclaim	Pumped from barge (vertical turbine pumps).
Excess Water Disposal	Consumption in process (operations), mechanical evaporators (operations and closure), water treatment and discharge (closure).
Diversions	Surface channels, in rock cut or lined with geosynthetics, concrete cloth, or riprap and GCL. Parallel or embedded pipe for low flows (stream temperature mitigation measure).

1.11	Metal Prices

The economic analysis completed for this PFS assumed that gold and silver production would be in the form of doré with appropriate deductions for payabilities, refining and transport charges. The metal prices selected for the five economic cases in this Report are shown in Table 1-7.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 1-7:      Assumed Metal Prices by Case

Case	Metal Prices			Basis
	Gold ($/oz)	Silver(1) ($/oz)	Antimony(2) ($/lb)
Case A	1,350	16.00	3.50	Case consistent with the gold price used in the PFS (M3, 2014).
Case B (Base Case)	1,600	20.00	3.50	Base case derived from the approximate 3-year trailing average gold price and is consistent with the gold price used in the FS (M3, 2020).
Case C	1,850	24.00	3.50	Case corresponds to the approximate peak Q4 2021 spot gold price.
Case D	2,100	28.00	3.50	Case corresponds to the approximate peak 2020 spot gold price.
Case E	2,350	32.00	3.50	Upper bound case provides investors with insight into the revenues generated by the Project at an elevated long term gold price.

Notes:

(1) The base case silver price was set at a gold:silver ratio ($/oz:$/oz) of 80:1 or $20/oz. The base case price was then varied similar to the way the gold price was varied (in this case by $4/oz Ag versus $250/oz Au) for the other cases.

(2) Antimony prices were assumed to be constant at $3.50/lb for all cases as antimony does not historically vary proportional to the gold and silver prices and is not expected to do so in the future. The $3.50/lb price was derived from a market study undertaken by an independent expert in antimony markets.

1.12	Environmental Studies, Permitting and Social/Community Impact

1.12.1	Environmental Data Collection and Analyses

An extensive dataset demonstrating historical and existing conditions exists for the Project site, including data collected by contractors for the US Forest Service (USFS) and EPA, the US Geological Survey (USGS), prior mine operators, and Perpetua Resources and its contractors.

Assessments by several Perpetua Resources and Federal agency contractors determined that there were a number of pre-existing significant and moderate recognized environmental conditions and overall water quality in all drainages was impaired due to naturally occurring mineralization and impacts associated with historical mining. Foremost among the remaining legacy issues are the presence of spent heap leach ore, tailings, abandoned surface and underground workings, and development rock dumps that interact with water leading to elevated arsenic and antimony in surface and groundwater at the site.

Perpetua Resources’ environmental resource baseline data collection program was initiated in 2011, and baseline monitoring reports were submitted in 2017 to regulators, but certain studies are ongoing to provide monitoring data, and additional supplementary studies have been prepared per agency requests. Baseline data from all sources informed environmental modeling and Project design.

Perpetua Resources and its contractors developed predictive models for use in environmental evaluation and feasibility level engineering studies. Environmental models include air emissions modeling, a regional hydrogeologic/groundwater flow model and meteoric water balance, stream and pit lake network temperature model (SPLNT), geochemistry / site-wide water chemistry (SWWC) loading model, and site-wide water balance (SWWB). The suite of models facilitated environmental analysis, evaluation of alternate design scenarios, and design trade-offs. Environmental modeling has been a key tool for advanced engineering and identification of Project modifications and appropriate mitigation measures to reduce cost and environmental impact.

The seasonal water balance excess and predicted leaching of arsenic and antimony from mined materials lead to a need to dispose of water which would not meet discharge water quality standards absent treatment. Contact stormwater requiring treatment before discharge during operations is predicted to occur periodically during the development and operation of the Project. In the closure period TSF water also would require treatment prior to discharge. Mechanical evaporation would be used along with active, and potentially passive, water treatment to manage excess water at site.

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Stibnite Gold Project S-K 1300 Technical Report Summary

1.12.2	Permitting

Approval of the Project requires completion of the Environmental Impact Statement (EIS) in compliance with the National Environmental Policy Act (NEPA), which requires federal agencies to study and consider the probable environmental impacts of a proposed federal action before deciding on that action. Multiple federal actions are required for the project to proceed that are described in the Draft EIS (DEIS) (Brown and Caldwell, 2019) for the Project which is available at https://www.fs.usda.gov/project/?project=50516. The Project also requires multiple state and local permits, which also are described in the DEIS. The DEIS was issued by the USFS (2020) for public review, and the public comment period concluded in October 2020. State and local permitting processes are integrated through the Idaho Joint Review Process (IJRP) in progress concurrent with preparation of the EIS, and include water discharge (IPDES), air quality, cyanidation, groundwater, water rights, dam safety, mine closure and reclamation plans, building permits, sewer and water systems, among others. Once the USFS completes revisions to the DEIS, a Final EIS will be issued which will support the Record of Decision to be issued by the federal authorities. Key Project changes and mitigation measures incorporated into the PFS to address results of analyses in the DEIS, and comments received from stakeholders before and during the DEIS comment period, include: contact water treatment; expanded use of low-permeability covers on closed facilities; mine plan changes to eliminate some facilities, reduce facility size, backfill pits, and reduce the acreage of concurrent disturbance; and modifying water diversion designs to reduce summer stream temperatures.

Under Section 404 of the Clean Water Act, unavoidable impacts to waters of the U.S. require compensatory mitigation – that is, replacement of their lost function – generally in advance of the disturbance taking place either using a mitigation bank or construction of replacement wetlands. Disturbance of wetlands and streams will be unavoidable even though Project facilities and infrastructure are planned for areas of previous disturbance wherever practicable. Perpetua Resources is pursuing a comprehensive approach to wetland and stream compensatory mitigation that entails on-site enhancement and restoration of both streams and wetlands, banking, and off-site projects such as stream habitat enhancements and replacement of culverts that presently impede fish passage. Many of the compensatory mitigation measures are also closure and restoration projects. The U.S. Army Corps of Engineers (USACE) is evaluating the mitigation proposal concurrent to the NEPA process.

1.12.3	Closure and Restoration

Perpetua Resources has a goal of net benefit to the environment and has focused on several key restoration and mitigation principles. These principles included: conduct activities in an environmentally responsible manner; utilize previously disturbed areas; improve fish passage and habitat; remove, reprocess, or reuse legacy mine wastes to protect and improve water quality; revegetate disturbed or burned areas to improve wildlife habitat and reduce sediment loads; and restore or enhance wetlands and streams.

Perpetua Resources developed closure and restoration plans with the objectives of establishing a sustainable fishery with enhanced habitat to support natural populations of salmon, steelhead, and bull trout; improving water quality; establishing vegetation; and enhancing wildlife habitat. Closure, reclamation, and restoration activities will occur before, during, and after operations, and are designed to achieve post-mining land uses of wildlife and fisheries habitat and dispersed recreation at the mine site.

Significant components of reclamation and restoration occur concurrently with operations including removing and reprocessing and/or reusing historical tailings, development rock and spent ore; enhancing existing streams; improving water quality; backfilling and reclaiming the Hangar Flats and Yellow Pine (Figure 1-8) pits; stream restoration; and establishing permanent fish passage to the headwaters of the EFSFSR. The remaining closure activities occur in the first 10 years after operations cease: further improvements to water quality; restoring additional streams, wetlands, and riparian habitat throughout the site; decommissioning onsite infrastructure and facilities; replacing growth media; re-contouring artificial landforms to blend into the landscape; and replanting Project and historical disturbance areas. Closure maintenance, water treatment, and long-term monitoring are anticipated to continue longer to protect water quality gains and ensure that closure features are performing as intended.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 1-8:      Rendering of Restoration at Yellow Pine Pit

1.12.4	Community and Tribal Relations

Perpetua Resources entered into a Community Agreement (CA) in 2018 with the Village of Yellow Pine, the cities of Cascade, Donnelly, New Meadows, Riggins and Council, and Adams and Idaho counties. Valley County determined it was unable to enter into the CA as a regulator for the Project. The CA established the Stibnite Advisory Council, which brings communities together to discuss the challenges and opportunities presented by the Project; and the Stibnite Foundation, which distributes funds to projects from milestone and future share of profits contributions by Perpetua Resources.

Perpetua Resources respects the sovereign treaty rights of Native American tribes and has engaged them in good faith through all phases of Project exploration, development, and planning. Perpetua Resources conducted discussions with the Nez Perce Tribe (NPT) commencing in 2012, concerning measures to mitigate potential impacts identified by the NPT of its exploration activities and has allowed the NPT full access to the Site and shared baseline environmental data. More recently, Perpetua Resources has been engaged with the Shoshone-Bannock Tribes (SBT) and has informed Tribal representatives on its proposed plans to improve water quality, address legacy issues caused by prior mining companies, and to collaborate on fisheries.

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Stibnite Gold Project S-K 1300 Technical Report Summary

1.13	Capital & Operating Costs

Capital expenditures or capital costs (CAPEX) and operating expenditures or operating costs (OPEX) estimates were developed based on Q3 2020, un-escalated U.S. dollars. Vendor quotes were obtained for all major equipment. Most costs were developed from first principles, although some were estimated based on factored references and experience with similar projects elsewhere. Vendor quotes were obtained for all major equipment and operating consumables. Reclamation financial assurance costs are not included in the capital costs.

1.13.1	Capital Costs

The Project CAPEX estimate includes four components: (1) the initial CAPEX to design, permit, pre-strip, construct, and commission the mine, plant facilities, ancillary facilities, utilities, operations camp, and pre-production on and off site restoration and environmental mitigation; (2) the sustaining CAPEX for facilities expansions, mining equipment replacements, expected replacements of process equipment and ongoing concurrent restoration and environmental mitigation activities during the operating period; (3) working capital to cover delays in the receipts from sales and payments for accounts payable and financial resources tied up in inventory, and (4) closure CAPEX to cover post operations reclamation and restoration and water treatment costs. Initial and working capital are the two main categories that need to be available to construct the Project. Table 1-8 provides a CAPEX summary for the Project.

Table 1-8:      Capital Cost Summary

Area	Detail	Initial CAPEX ($000s)	Sustaining CAPEX ($000s)	Closure CAPEX ($000s)(1)	Total CAPEX ($000s)
Direct Costs	Mine Costs	84,019	118,968	-	202,987
	Processing Plant	433,464	49,041	-	482,505
	On-Site Infrastructure	190,910	83,892	-	274,802
	Off-Site Infrastructure	115,940	-	-	115,940
Indirect Costs		232,684	-	-	232,684
Owner's Costs, First Fills, & Light Vehicles		38,351	-	-	38,351
Offsite Environmental Mitigation Costs		14,397	-	-	14,397
Onsite Mitigation, Monitoring, and Closure Costs		3,474	23,484	98,052	125,010
Total CAPEX without Contingency		1,113,239	275,385	98,052	1,486,677
Contingency		149,708	20,354	1,244	171,306
Total CAPEX with Contingency		1,262,948	295,739	99,296	1,657,982
Notes: (1) Closure assumes self-performed closure costs, which will differ for those assumed for financial assurance calculations required by regulators.

1.13.2	Operating and All-In Costs

The Project OPEX estimate includes mine operating costs, process plant operating costs, and general and administrative (G&A) costs. Cash costs, expressed in dollars per short ton ($/st) milled or dollars per troy ounce of gold ($/oz Au) produced, are typically expressed before and after by-product credits (from antimony concentrate sales). Total cash costs include smelting and refining charges, transportation charges, and royalties. The All-In Sustaining Costs (AISC) and the All-In Costs (AIC) include non-sustaining CAPEX, and closure and reclamation CAPEX, respectively. A summary of these Project costs is presented in Table 1-9. The details that comprise the OPEX are provided Section 18.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 1-9:      Operating Cost, AISC and AIC Summary

Total Production Cost Item	Years 1-4		LOM
	($/st milled)	($/oz Au)	($/st milled)	($/oz Au)
Mining	9.71	156	8.22	205
Processing	13.13	211	12.76	318
G&A	3.54	57	3.43	85
Cash Costs Before By-Product Credits	26.38	424	24.41	608
By-Product Credits	(5.99)	(96)	(2.81)	(70)
Cash Costs After By-Product Credits	20.40	328	21.60	538
Royalties	1.69	27	1.09	27
Refining and Transportation	0.46	7	0.24	6
Total Cash Costs	22.54	362	22.94	571
Sustaining CAPEX	4.64	75	2.83	70
Salvage	-	-	(0.26)	(6)
Property Taxes	0.05	1	0.04	1
All-In Sustaining Costs	27.23	438	25.54	636
Reclamation and Closure(1)	-	-	0.95	24
Initial (non-sustaining) CAPEX(2)	-	-	11.65	290
All-In Costs	-	-	38.14	950
Notes: (1) Defined as non-sustaining reclamation and closure costs in the post-operations period. (2) Initial Capital includes capitalized preproduction.

1.13.3	Metal Production

Recovered metal production by deposit is summarized in Table 1-10 and illustrated on an annual basis on Figure 1-9.

Table 1-10:      Recovered Metal Production

Product by Deposit	Gold (koz)	Silver (koz)	Antimony (klbs)
Doré Bullion
Yellow Pine	2,453	11	-
Hangar Flats	364	1	-
West End	1,333	839	-
Historical Tailings	68	0	-
Doré Bullion Recovered Metal Totals	4,217	852	-
Antimony Concentrate
Yellow Pine	17	573	92,065
Hangar Flats	4	255	20,822
Historical Tailings	1	31	2,454
Antimony Concentrate Recovered Metal Totals	21	858	115,342
Total Recovered Metals	4,238	1,710	115,342

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 1-9:      Annual Recovered Gold and Antimony

1.14	Economic Analysis

The economic model described in this PFS is not a true cash flow model as defined by financial accounting standards but rather a representation of Project economics at a level of detail appropriate for a PFS level of engineering and design. The first year of analysis starts with the decision point of the Project, the completion of the EIS, and preliminary permit approval (Year -3 or three years before the start of commercial production). Taxation was taken into account using current federal, state, and county rates but the overall tax calculation is approximate and uses rudimentary depletion and depreciation estimates.

Four cases were run in the economic model to present a range of economic outcomes using varying metal prices. The metal prices used in the economic model are shown in Table 1-7. There is no guarantee that any of the metal prices used in the five cases are representative of future metals prices. The constant parameters for all cases are listed in Table 1-11.

Table 1-11:      Financial Assumptions used in the Economic Analyses

Item	Unit	Value
Net Present Value Discount Rate	%	5
Federal Income Tax Rate	%	21
Idaho Income Tax Rate	%	6.9
Idaho Mine License Tax	%	1.0
Valley County Rural Property Tax Rate ($/$1,000 market value)%		0.063
Percentage Depletion Rate for Gold and Silver	%	15
Percentage Depletion Rate for Antimony	%	22
Depreciation Term	Years	7
Equity Finance Assumption	%	100

The results of the pre- and after-tax economic analyses are provided in Table 1-12.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 1-12:      Pre- and After-Tax Economic Results by Case

Parameter	Unit	Pre-tax Results	After-tax Results
Case A ($1,350/oz Au, $16.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	1,637	1,434
NPV5%	M$	896	771
Annual Average EBITDA	M$	223	-
Annual Average After-Tax Free Cash Flow	M$	-	189
IRR	%	17.3	16.2
Payback Period	Production Years	3.4	3.4
Case B ($1,600/oz Au, $20.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	2,667	2,232
NPV5%	M$	1,599	1,320
Annual Average EBITDA	M$	292	-
Annual Average After-Tax Free Cash Flow	M$	-	242
IRR	%	24.3	22.3
Payback Period	Production Years	2.9	2.9
Case C ($1,850/oz Au, $24.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	3,697	3,026
NPV5%	M$	2,301	1,864
Annual Average EBITDA	M$	360	-
Annual Average After-Tax Free Cash Flow	M$	-	295
IRR	%	30.4	27.7
Payback Period	Production Years	2.4	2.5
Case D ($2,100/oz Au, $28.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	4,726	3,815
NPV5%	M$	3,002	2,404
Annual Average EBITDA	M$	429	-
Annual Average After-Tax Free Cash Flow	M$	-	348
IRR	%	35.9	32.4
Payback Period	Production Years	2.2	2.2
Case E ($2,350/oz Au, $32.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	5,755	4,603
NPV5%	M$	3,704	2,943
Annual Average EBITDA	M$	498	-
Annual Average After-Tax Free Cash Flow	M$	-	400
IRR	%	41.0	36.9
Payback Period	Production Years	1.9	1.9

The contribution to the Project economics, by metal, is approximately 96% from gold, 4% from antimony, and less than 1% from silver.

The undiscounted after-tax cash flow for Case B is presented on Figure 1-10. The payable metal value by year for Case B is summarized on Figure 1-11.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 1-10:      Undiscounted After-Tax Cash Flow for Base Case B

Figure 1-11:      Payable Metal Value by Year for Case B

1.15	Risks and Opportunities

Several risks and opportunities have been identified in respect of the Project; aside from industry-wide risks and opportunities (such as changes in capital and operating costs related to inputs like steel and fuel, metal prices, permitting timelines, etc.), high-impact Project-specific risks and opportunities are summarized below.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Risks, which additional information could eliminate or mitigate include:

•	Delay in permitting or necessary project changes resulting from permitting;

•	Legal challenges to ROD or environmental complications associated with legacy mining impacts;

•	Delays related to the Clean Water Act litigation initiated by NPT;

•	Water management and chemistry that could affect diversion and closure designs and/or the duration of long-term water treatment;

•	Geological uncertainties which may affect Mineral Resources and Mineral Reserves;

•	Increases to estimated capital and operating costs; and

•	Construction schedule.

Opportunities that could improve the economics, and/or permitting schedule of the Project, including a number with potential to increase the NPV5% by more than $100 million include:

•	In-pit conversion of approximately 12.3 Mt of Inferred Mineral Resources grading 0.95 g/t Au occurring within the Mineral Reserve Pits containing approximately 373 koz of gold, to Mineral Reserves, increasing Mineral Reserves and reducing the strip ratio;

•	Out-of-pit conversion of approximately 39.7 Mt of Inferred Mineral Resources grading 0.96 g/t Au occurring outside the current Mineral Reserve Pits containing approximately 1.23Moz of gold, to Mineral Reserves;

•	Out-of-pit conversion of approximately 35.3 Mt of Indicated Mineral Resources grading 1.1 g/t occurring outside the current Mineral Reserve Pits containing approximately 1.28Moz of gold, to Mineral Reserves;

•	In-pit conversion to Mineral Reserves of unclassified material currently treated as development rock, increasing Mineral Reserves and reducing strip ratios;

•	Definition of additional Mineral Reserves within the West End deposit through infill and resource definition drilling;

•	Potential for the definition of higher-grade, higher-margin underground Mineral Reserves at Scout, Garnet or Hangar Flats; and

•	Discovery of other new deposits with attractive operating margins.

Mineral resources exclusive of mineral reserves are reported based on a fixed gold cut-off grade of 0.40 g/t for sulfide and 0.35 g/t for oxide, and in relation to conceptual Mineral Resource pit shells and Mineral Reserve pits to demonstrate potential economic viability as required under SEC regulation §§229.1300 through 229.1305. Indicated mineral resources exclusive of mineral reserves are reported to demonstrate potential for future expansion should economic conditions warrant. Inferred mineral resources exclusive of mineral reserves are reported to demonstrate potential to increase in-pit production should inferred mineral resources be successfully converted to mineral reserves; mineralization lying outside of Mineral Resource pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated.

Opportunities with a medium impact ($10 to $100 million increase in Project NPV5%) include improved metallurgical recoveries, secondary processing of antimony concentrates, steeper pit slopes, and government funding of off-site infrastructure. Several opportunities with less impact also exist.

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Stibnite Gold Project S-K 1300 Technical Report Summary

1.16	Other Relevant Data and Information

The Project would become the only domestic producer of antimony (stibnite) concentrate. Antimony was designated as a critical mineral in the U.S. Department of Interior’s final list of 35 critical minerals published in 2018 (U.S. Dept. of Interior, 2018). There is no primary domestic production of antimony in the U.S. resulting in complete reliance on direct or indirect imports from non-aligned countries such as China, Russia and Tajikistan which produce 92% of the world’s antimony according to the U.S. Geological Survey.

1.17	Interpretation and Conclusions

Industry standard mining, processing, construction methods, and economic evaluation practices were used to assess the Project. Adequate geological and other pertinent data were available to support the study.

The financial analysis presented in Section 19 of the TRS demonstrates that the Project is financially viable and has the potential to generate positive economic returns based on the assumptions and conditions set out in this Report, while other sections of the TRS demonstrate that the Project is technically and environmentally viable.

The QPs of this Report are not aware of any unusual significant risks or uncertainties that could be expected to affect the reliability or confidence in the Project based on the data and information available to date.

1.18	Recommendations

After many years of study, discussion, analysis, planning, and community and stakeholder input, Perpetua Resources prepared a comprehensive plan for the restoration and redevelopment of Stibnite, known as the PRO (Midas Gold Idaho, Inc., 2016), which is Alternative 1 in the DEIS (Brown and Caldwell, 2019), and that plan was modified to form the ModPRO, which is Alternative 2 in the DEIS. This TRS lays out a safe, technically feasible, economically viable, environmentally sound, and socially responsible path forward for the redevelopment and restoration of the Site. This path forward will comply with applicable laws and regulations and incorporates environmental improvements that were developed in response to comments received during the regulatory process, including the comment period for the DEIS, being undertaken under NEPA.

It is recommended that Perpetua Resources proceed with the NEPA process noted above in anticipation of a positive record of decision under NEPA. The estimated costs associated with this recommendation, and other ancillary recommendations included in Section 23, are approximately $14 million. Once a positive record of decision is in hand a construction decision would be the next logical step.

1.19	References

Brown and Caldwell (2019). SGP Environmental Impact Statement (DEIS) Modified Proposed Action – Chapter 2. May 3, 2019.

M3 Engineering & Technology (2014). Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, December 8, 2014, amended March 28, 2019.

M3 Engineering & Technology (2020). Stibnite Gold Project Feasibility Study Technical Report, prepared for Midas Gold, December 22, 2020.

Midas Gold Idaho, Inc. (2016). Stibnite Gold Project Plan of Restoration and Operations, prepared for approval by the USFS and other federal and state agencies, September 2016.

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Stibnite Gold Project S-K 1300 Technical Report Summary

U.S. Department of Agriculture, Forest Service (2020). Stibnite Gold Project Draft Environmental Impact Statement, Forest Service, Region 4, Payette and Boise National Forests, Valley County, Idaho, August 14, 2020.

U.S. Department of Interior’s final list of 35 critical minerals published in May 18, 2018

https://www.federalregister.gov/documents/2018/05/18/2018-10667/final-list-of-critical-minerals-2018#:~:text=The%20final%20list%20includes%3A%20Aluminum,elements%20group%2C%20rhenium%2C%20rubidium%2C

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 2 TABLE OF CONTENTS

SECTION	PAGE

2	Introduction	2-1

2.1	Sources of Information	2-1

2.2	Units and Terms of Reference	2-2

2.3	Qualified Persons and Site Inspection	2-2

2.4	Previous Reports	2-3

SECTION 2 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 2-1:	List of Qualified Persons	2-2

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Stibnite Gold Project S-K 1300 Technical Report Summary

2	Introduction

This technical report summary (TRS or Report) was commissioned by the registrant, Perpetua Resources Corp. (PRC), for its gold-antimony-silver project (Stibnite Gold Project or Project) at Stibnite, Idaho for the purpose of reporting mineral reserves. PRC is a British Columbia company exploring options for the redevelopment and restoration of the project area through its wholly owned subsidiaries, Perpetua Resources Idaho, Inc. (PRII), and Idaho Gold Resources Company, LLC (IGRCLLC). Unless the context indicates otherwise, references throughout this Report to “Perpetua Resources” includes one or more of the aforementioned subsidiaries of PRC.

This Report is the inaugural TRS developed for the Stibnite Gold Project in accordance with United States SEC S-K 1300 regulations. The TRS summarizes a 2020 Feasibility Study (FS) Technical Report (M3 Engineering & Technology, 2020) that was completed under Canadian Securities Administrators National Instrument (NI) 43-101 guidelines, with the following notable differences:

•	The TRS Mineral Resource estimates were developed based on a gold price of $1,500/oz versus the $1,250/oz gold price assumed for the 2020 FS. The change in gold price results from higher trailing average gold prices.

•	The Measured Mineral Resources in the 2020 FS were reclassified to Indicated Mineral Resources in the TRS due to differences in the S-K 1300 versus NI 43-101 Mineral Resources classification guidelines.

•	The Proven Mineral Reserves from the 2020 FS were reclassified as Probable Mineral Reserves for the TRS resulting from the reclassification of the Measured Mineral Resources to Indicated Mineral Resources.

•	The TRS is classified as a Preliminary Feasibility level study whereas the 2020 FS was classified as a Feasibility level study. This change was driven by the S-K 1300 requirement that a compliant Feasibility level TRS include a capital cost contingency allowance no greater than 10%, whereas the initial capital cost estimate for the 2020 FS included a more conservative allowance at approximately 15%.

All other technical analyses, design information, capital and operating cost information, economic analyses, permitting and legal assumptions, conclusions and recommendations are consistent between this S-K 1300 TRS and the 2020 NI 43-101 FS.

This Report provides a comprehensive overview of the Project and includes recommendations for future work programs required to advance the Project to a decision point. This Report defines an economically feasible, technically and environmentally sound Project that minimizes impacts and maximizes benefits.

This Report provides information about the geology, mineralization, exploration, mineral resource potential, mining methods, ore process methods, infrastructure, social and economic benefits, environmental protection, repair of historical impacts, reclamation and closure concepts, capital and operating costs, and economic analysis for the Project. Economic and technical analyses included in this Report provide only a summary of the potential Project economics based on the many assumptions set out herein. There is no guarantee that the Project economics described herein can be achieved.

2.1	Sources of Information

The sources of information include data and reports supplied by Perpetua Resources personnel, and documents referenced in Section 24. M3 Engineering & Technology Corp. (M3) used its experience to determine if the information from previous reports was suitable for inclusion in this Report and adjusted information that required amending. Revisions to previous data were based on research, recalculations, and information from other projects. The level of detail utilized was appropriate for this level of study.

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Stibnite Gold Project S-K 1300 Technical Report Summary

This TRS is based on information collected by the Qualified Persons (QPs) during their site visits, many meetings conducted between M3 and Perpetua Resources, and the following sources of information:

•	Personal inspection of the Stibnite Gold Project site and surrounding area.

•	Technical information provided to the QPs by Perpetua Resources through various reports.

•	Budgetary quotes from vendors for engineered equipment.

•	Technical and cost information provided by Idaho Power Co. and HDR, Inc. concerning power supply for the Project.

•	Technical and economic information developed by M3 and associated consultants.

•	Information provided by other experts with specific knowledge and expertise in their fields as described in Section 25 of this Report, Reliance on information provided by the registrant.

•	Additional information obtained from public domain sources.

•	The information contained in this Report is based on documentation believed to be reliable. Information utilized in this Report will be either retained in Perpetua Resources’ offices in Boise, Idaho or readily available from Perpetua Resources consultants’ Project files, subject to an appropriate agreement concerning confidentiality.

2.2	Units and Terms of Reference

This TRS is intended for the use of Perpetua Resources to further advance the Stibnite Gold Project toward a construction decision. It provides a mineral resource estimate, a classification of mineral reserves in accordance with the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) International Reporting Template dated November 2019, and an evaluation of the Project, which presents a current view of the potential economic outcome.

Imperial units (American System) of measurement are used in this Report unless otherwise noted. Other units of measurement and abbreviations used in this Report are defined when first used. All monetary values are in U.S. dollars ($) unless otherwise noted.

2.3	Qualified Persons and Site Inspection

The qualified persons (QPs) who have provided input to this TRS have extensive experience in the mining industry and are members in good standing of appropriate professional institutions. Table 2-1 provides a list of the QPs and sections for which they are responsible.

Table 2-1:     List of Qualified Persons

Responsible Party	Abbreviation	Section Responsibility
M3 Engineering & Technology Corp.	M3	1, 2, 3, 4, 5, 6, 7 (excluding 7.5, 7.6, 7.7, and 7.8), 14, 15 (excluding 15.8), 16, 17 (excluding 17.8), 18 (excluding 18.1.1, 18.1.6, and 18.2.1), 19, 20, 21, 22, 23, 24, 25
Grenvil Dunn, C.Eng.	GD	10.3, 10.4
Garth D. Kirkham, P.Geo.	KG	7.5, 7.6, 7.7, 7.8, 8, 9, 11
Blue Coast Metallurgy Ltd.	BCM	10.1, 10.2, 10.5
Value Consulting, Inc.	VC	12, 13, 18.1.1, 18.2.1
Tierra Group International, Ltd.	TGI	15.8, 17.8, 18.1.6

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Stibnite Gold Project S-K 1300 Technical Report Summary

Richard Zimmerman of M3 Engineering & Technology Corp. visited the site on March 7, 2013, to inspect the proposed location of the ore processing facilities and infrastructure in relation to the existing topography. Garth D. Kirkham of Kirkham Geosystems Ltd. has visited the site multiple times with the most recent site visit on July 30, 2018 through August 1, 2018, which included inspection of the shops, offices, drill sites, the Yellow Pine, Hangar Flats, and West End mineral resource areas, miscellaneous outcrops, potential future mining operations infrastructure areas, and the core logging and storage facilities in Cascade. Christopher J. Martin of Blue Coast Metallurgy Ltd. conducted a general site visit on August 25, 2011 to review drill sites and the deposit locations, and to assess the nature and extent of existing tailings repositories, all with a view to sample selection for subsequent metallurgical testing. Chris J. Roos and Scott Rosenthal of Value Consulting, Inc. visited the site on October 6, 2017, to review Project geology, terrain, and operational constraints at site. They also visited the drill core handling facility to review logging, sampling, and handling procedures. Peter E. Kowalewski of Tierra Group International Ltd. visited the site on March 7, 2013 to examine the site conditions and physiographic setting. Grenvil Dunn of Hydromet WA (Pty) Ltd. has not visited the site.

2.4	Previous Reports

This Report is the initial TRS completed for Perpetua Resources to maintain compliance with SEC regulations. The reserves reported herein are current as of the end of December 2021. The information in the TRS is based upon the “Stibnite Gold Project Feasibility Study Technical Report, Valley County, Idaho” effective December 22, 2020, prepared in compliance with the Canadian National Instrument (NI) 43-101 – Standards for Disclosure of Mineral Projects within Canada. Perpetua Resources Corporation, formerly Midas Gold Corporation, is listed on the Toronto Stock Exchange (TSX:PPTA) and on the NASDAQ Capital Market (XNCM:PPTA).

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 3 TABLE OF CONTENTS

SECTION	PAGE

3	Property Description	3-1

3.1	Location	3-1

3.2	Property Holdings	3-1

3.2.1	Patented Lands	3-3

3.2.2	Unpatented Federal Lode Mining Claims and Unpatented Mill Site Claims	3-5

3.2.3	Stibnite Gold Logistics Facility	3-14

3.3	Royalties, Option Agreements and Encumbrances	3-14

3.3.1	Option Agreements	3-14

3.3.2	Royalty Agreement	3-15

3.3.3	Consent Decrees under CERCLA	3-15

3.4	Environmental Liabilities	3-16

SECTION 3 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 3-1:	Mineral Concession Summary	3-4

Table 3-2:	Mineral Concession Summary – Unpatented Claims Listing	3-5

SECTION 3 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 3-1:	Stibnite Gold Project Location	3-2

Figure 3-2:	Land Status Map	3-3

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Stibnite Gold Project S-K 1300 Technical Report Summary

3	Property Description

The Project is in central Idaho, USA, approximately 100 miles (mi) northeast of Boise, Idaho, 38 mi east of McCall, Idaho, and approximately 10 mi east of Yellow Pine, Idaho (see Figure 3-1). Mineral rights controlled by Perpetua Resources include patented lode claims, patented mill sites, unpatented federal lode claims, and unpatented federal mill sites and encompass approximately 28,480 acres (approximately 45 mi2) as shown on Table 3-2. The claims are 100% owned, except for 27 patented lode claims that are held under an option to purchase. The Project is subject to a 1.7% Net Smelter Return (NSR) royalty on gold only; there is no royalty on silver or antimony.

3.1	Location

The Project is in Valley County, Idaho, in all or part of the following sections (Boise Meridian):

•	Township 17 North, Range 8 East, Sections 12 to 13, 23 to 24, and 26;

•	Township 17 North, Range 9 East, Sections 4 to 8 and 13 to 19;

•	Township 18 North, Range 9 East, Sections 1 to 30 and 32 to 36;

•	Township 18 North, Range 10 East, Sections 5 to 8, 17 to 20 and 29 to 30;

•	Township 19 North, Range 9 East, Sections 21 to 28 and 32 to 36; and

•	Township 19 North, Range 10 East, Sections 19, 30, and 31.

The Project area elevations range from approximately 6,500 ft to more than 8,900 ft above sea level and the Project is centered at 44°54'25" N latitude and 115°19'37" W longitude (1,181,270 ft N and 2,734,259 ft W in Idaho State Plane - West coordinates).

3.2	Property Holdings

Perpetua Resources’ property holdings consist of wholly owned patented lode mining claims, patented mill site claims, unpatented federal lode mining claims and unpatented federal mill site claims. Additional patented lode claims containing approximately 487 acres adjacent to the SGP area to the east are subject to an Option to Purchase agreement.

In a legal opinion dated April 25, 2019, by Jason Mau of the law firm of Parsons, Behle & Latimer, the patented and unpatented lode mining and mill site claims are owned or optioned by Perpetua Resources’ U.S. subsidiaries; Idaho Gold Resources Company LLC (IGRCLLC) and its wholly owned subsidiary Stibnite Gold Company (SGC), both Idaho registered business entities. No significant flaws or title issues have been identified in multiple formal title reviews of the Claims performed by qualified, independent, title examiners. Several independent legal opinions in respect of mineral title have been prepared on behalf of Perpetua Resources in support of its initial listing as a public company, subsequent financings, and sale of a royalty to a third party.

Through a series of name changes and consolidations, the various subsidiaries identified in this Report have been consolidated into three entities: Idaho Gold Resources Company, LLC, an Idaho limited liability company; Stibnite Gold Company, an Idaho corporation and wholly owned subsidiary of IGRCLLC which in turn is a wholly owned subsidiary of Perpetua Resources. Perpetua Resources Idaho, Inc. (PRII) is an Idaho corporation and wholly owned subsidiary of Perpetua Resources. PRII holds no property ownership interests; rather it is the operating company for the land-owning interests.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 3-1:    Stibnite Gold Project Location

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 3-2:   Land Status Map

3.2.1	Patented Lands

On June 11, 2009, a predecessor to Stibnite Gold Company acquired and exercised an option to purchase (OTP) the Meadow Creek group of nine patented lode claims totaling approximately 184 acres from Bradley Mining Co. (Bradley).

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Stibnite Gold Project S-K 1300 Technical Report Summary

A predecessor to IGRCLLC secured an OTP agreement from the J.J. Oberbillig Estate on June 2, 2009, to acquire 30 patented mill site claims totaling approximately 149 acres and six patented lode claims totaling approximately 124 acres. The Oberbillig OTP agreement was exercised and title to property rights were acquired on June 2, 2015. An associated transaction included the purchase and extinguishment of a 5% NSR royalty to the Oberbillig estate covering certain lands within the SGP area. Most of the mineralization constituting the West End Deposit is located within portions of these patented lode claims. Hecla Mining Company (Hecla) retains some surface rights on portions of six of the patented mill sites, but no mineral rights and IGRCLLC has a right to use the surface for the purposes of mining.

An OTP for patented lode mining claims covering portions of the Yellow Pine Deposit was conveyed to Perpetua Resources in 2011 by way of a company merger between a predecessor to IGRCLLC and a subsidiary of Vista Gold Corp. (Vista) that was agreed to February 22, 2011. The OTP for the subject patented claims was exercised on November 28, 2012. As a result of the merger, the predecessor to IGRCLLC became a wholly owned subsidiary of Perpetua Resources. The Yellow Pine claim group includes 17 patented lode mining claims totaling approximately 301 acres and eight unpatented lode mining claims (included in the unpatented total below).

On April 28, 2011, a predecessor to Stibnite Gold Company purchased 6 patented lode claims east of the Project area. This group of claims is referred to as the Fern claim group, totaling approximately 100 acres.

Property taxes for the patented claim groups are paid in full as of the effective date of this Report and are shown in Table 3-1.

Table 3-1:     Mineral Concession Summary

PATENTED CLAIMS
Valley County Parcel ID	Owner[5]	Number of Claims		Assessed Acres[4]	Assessed Hectares[4]	Property Tax 2020
		Lode	Millsite
RP18N09E155300	IGRCLLC	-	16	80.00	32.37	$1,250.82
RP18N09E020026	IGRCLLC	6	-	129.82	52.54	$15.28
RP18N09E115495	IGRCLLC	-	14	53.57	21.68	$6,560.54
RP14N05E074475[1]	IGRCLLC[1]	-	-	25.06	10.14	$340.82
RP18N09E038995	IGRCLLC	4	-	81.63	33.03	$61.52
RP18N09E108995	IGRCLLC	5	-	102.8	41.60	$77.48
RP18N09E127345	IGRCLLC	6	-	99.87	40.42	$31.58
RP18N09E030005	IGRCLLC	11	-	218.90	85.59	$34.42
RP18N09E030020	IGRCLLC	6	-	81.17	32.85	$31.16
RP18N09E12255	IGRCLLC [2]	2	-	89.40	36.18	$67.40[2]
RP18N10E071525	IGRCLLC [2]	6	-	38.95	15.76	$29.36[2]
RP18N09E18150	IGRCLLC [2]	7	-	139.19	56.33	$104.92[2]
RP18N09E018435	IGRCLLC [2]	4	-	80.23	32.47	$60.46[2]
RP18N09E013840	IGRCLLC [2]	8	-	136.01	55.04	$102.52[2]
Totals		65	30	1,357	549.00	$8,403.62[3]
UNPATENTED CLAIMS
Owner	Claim Type	Number of Claims		Acres	Hectares	BLM Claims Fees
		Lode	Millsite
IGRCLLC	Unpatented lode and millsite claims	1,472	46	28,483	11,527	$250,470

Notes:

1. The Scott Valley parcel for the Stibnite Gold Logistics Facility is a 100% owned fee-simple parcel, that is approximately 25 acres, with no mineral rights, and 2019 taxes of $340.82.

2. IGRCLLC has an option to purchase (OTP), but no ownership of these parcels. The owner pays property taxes for these parcels until the OTP is exercised.

3. Does not include taxes paid on OTP properties, which are paid by the owner.

4. Not all values may sum due to rounding errors. Assessed acreage may not correspond exactly to surveyed acreage reported in text.

5. This table summarizes the mineral rights held by Perpetua Resources' wholly owned subsidiary, Idaho Gold Resources Company, LLC (IGRCLLC).

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Stibnite Gold Project S-K 1300 Technical Report Summary

3.2.2	Unpatented Federal Lode Mining Claims and Unpatented Mill Site Claims

A subsidiary of a predecessor to IGRCLLC acquired 229 federal unpatented claims by purchase from previous owners in 2009 and 2011. These included 46 federal mill site claims and 183 federal unpatented lode-mining claims. In addition to the purchased claims, IGRCLLC predecessors or subsidiaries acquired by staking an additional 36 federal unpatented lode mining claims in 2009, 217 lode claims in 2010 and 901 federal unpatented lode-mining claims in 2011, and one federal unpatented lode-mining claim in 2012. An additional 126 unpatented lode claims were staked in 2015. Minor modifications and amended claim locations have occurred since original staking and/or acquisition.

In 2021, SGC merged with IGRCLLC becoming the sole surviving entity and landowner of patented and unpatented mining claims and mill sites and various optioned properties. Currently, IGRCLLC owns 1,472 unpatented lode mining and 46 mill sites totaling approximately 28,483 acres (11,527 hectares. A complete list of active claims is shown in Table 3-2.

Maintenance of unpatented federal claims requires that IGRCLLC provide a list of claims and serial numbers to the Bureau of Land Management (BLM) along with annual maintenance fees, currently $165 for each lode-mining claim or mill site on or before September 1st each year. This was completed for the most recent filing year on August 3, 2020, and an Affidavit of Satisfaction was subsequently recorded in Valley County on August 26, 2020. There is no underlying royalty on these federal lode-mining claims and mill sites other than the Franco-Nevada Corporation (Franco-Nevada) royalty detailed in Section 3.3. None of the claims are subject to back-in rights.

Table 3-2:       Mineral Concession Summary – Unpatented Claims Listing

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101341592	SF 771	Lode Claim	ID101521353	SF 715	Lode Claim	ID101629132	SF 165	Lode Claim
ID101341593	SF 772	Lode Claim	ID101521354	SF 716	Lode Claim	ID101629133	SF 166	Lode Claim
ID101341594	SF 773	Lode Claim	ID101521355	SF 717	Lode Claim	ID101629134	SF 167	Lode Claim
ID101341595	SF 774	Lode Claim	ID101521356	SF 718	Lode Claim	ID101629135	SF 168	Lode Claim
ID101341596	SF 775	Lode Claim	ID101521357	SF 719	Lode Claim	ID101629136	SF 169	Lode Claim
ID101341597	SF 776	Lode Claim	ID101521358	SF 720	Lode Claim	ID101629137	SF 170	Lode Claim
ID101341598	SF 777	Lode Claim	ID101521359	SF 788	Lode Claim	ID101629138	SF 171	Lode Claim
ID101341599	SF 778	Lode Claim	ID101521360	SF 789	Lode Claim	ID101630133	SF 172	Lode Claim
ID101341600	SF 779	Lode Claim	ID101521361	SF 790	Lode Claim	ID101630134	SF 173	Lode Claim
ID101341641	SF 780	Lode Claim	ID101521362	SF 791	Lode Claim	ID101630135	SF 174	Lode Claim
ID101341642	SF 781	Lode Claim	ID101521363	SF 792	Lode Claim	ID101630136	SF 175	Lode Claim
ID101341643	SF 782	Lode Claim	ID101521364	SF 793	Lode Claim	ID101630137	SF 176	Lode Claim
ID101341653	SF 870	Lode Claim	ID101521365	SF 794	Lode Claim	ID101630138	SF 177	Lode Claim
ID101341654	SF 871	Lode Claim	ID101521366	SF 795	Lode Claim	ID101630139	SF 178	Lode Claim
ID101341655	SF 872	Lode Claim	ID101521367	SF 796	Lode Claim	ID101630140	SF 179	Lode Claim
ID101341656	SF 873	Lode Claim	ID101521368	SF 797	Lode Claim	ID101630141	SF 180	Lode Claim
ID101341657	SF 874	Lode Claim	ID101521369	SF 798	Lode Claim	ID101630142	SF 181	Lode Claim
ID101341658	SF 875	Lode Claim	ID101521370	SF 799	Lode Claim	ID101630143	SF 182	Lode Claim
ID101341659	SF 920	Lode Claim	ID101521371	SF 800	Lode Claim	ID101630144	SF 183	Lode Claim
ID101341660	SF 921	Lode Claim	ID101521372	SF 801	Lode Claim	ID101630145	SF 184	Lode Claim
ID101382352	SF 223	Lode Claim	ID101521373	SF 802	Lode Claim	ID101630146	SF 185	Lode Claim
ID101382353	SF 224	Lode Claim	ID101521374	SF 810	Lode Claim	ID101630147	SF 186	Lode Claim
ID101382354	SF 225	Lode Claim	ID101521375	SF 811	Lode Claim	ID101630148	SF 187	Lode Claim
ID101382355	SF 226	Lode Claim	ID101521376	SF 812	Lode Claim	ID101630149	SF 188	Lode Claim
ID101382356	SF 227	Lode Claim	ID101521377	SF 813	Lode Claim	ID101630150	SF 189	Lode Claim
ID101382357	SF 228	Lode Claim	ID101521378	SF 814	Lode Claim	ID101630151	SF 190	Lode Claim
ID101382358	SF 229	Lode Claim	ID101521379	SF 815	Lode Claim	ID101630152	SF 191	Lode Claim
ID101382359	SF 230	Lode Claim	ID101521380	SF 816	Lode Claim	ID101650951	SF 412	Lode Claim
ID101382360	SF 231	Lode Claim	ID101521381	SF 817	Lode Claim	ID101650952	SF 413	Lode Claim
ID101382361	SF 232	Lode Claim	ID101521382	SF 818	Lode Claim	ID101650953	SF 414	Lode Claim

3-5

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101382362	SF 233	Lode Claim	ID101521383	SF 819	Lode Claim	ID101650954	SF 415	Lode Claim
ID101382363	SF 234	Lode Claim	ID101521384	SF 820	Lode Claim	ID101650955	SF 416	Lode Claim
ID101385418	SF 63	Lode Claim	ID101521385	SF 821	Lode Claim	ID101650956	SF 417	Lode Claim
ID101385419	SF 64	Lode Claim	ID101521386	SF 822	Lode Claim	ID101650957	SF 418	Lode Claim
ID101385420	SF 71	Lode Claim	ID101521387	SF 823	Lode Claim	ID101650958	SF 419	Lode Claim
ID101385421	SF 72	Lode Claim	ID101521388	SF 824	Lode Claim	ID101651938	SF 420	Lode Claim
ID101386609	SF 101	Lode Claim	ID101521389	SF 825	Lode Claim	ID101651939	SF 421	Lode Claim
ID101386610	SF 125	Lode Claim	ID101521390	SF 834	Lode Claim	ID101651940	SF 422	Lode Claim
ID101386611	SF 131	Lode Claim	ID101521391	SF 835	Lode Claim	ID101651941	SF 423	Lode Claim
ID101386612	SF 192	Lode Claim	ID101521392	SF 836	Lode Claim	ID101651942	SF 424	Lode Claim
ID101386613	SF 193	Lode Claim	ID101521393	SF 837	Lode Claim	ID101651943	SF 425	Lode Claim
ID101386614	SF 194	Lode Claim	ID101521394	SF 838	Lode Claim	ID101651944	SF 426	Lode Claim
ID101386615	SF 195	Lode Claim	ID101521395	SF 839	Lode Claim	ID101651945	SF 427	Lode Claim
ID101386616	SF 196	Lode Claim	ID101521396	SF 840	Lode Claim	ID101651946	SF 428	Lode Claim
ID101386617	SF 197	Lode Claim	ID101521397	SF 841	Lode Claim	ID101651947	SF 429	Lode Claim
ID101386618	SF 198	Lode Claim	ID101521398	SF 842	Lode Claim	ID101651948	SF 430	Lode Claim
ID101386619	SF 199	Lode Claim	ID101521399	SF 843	Lode Claim	ID101651949	SF 431	Lode Claim
ID101386620	SF 200	Lode Claim	ID101521400	SF 844	Lode Claim	ID101651950	SF 432	Lode Claim
ID101386621	SF 201	Lode Claim	ID101521905	SF 845	Lode Claim	ID101651951	SF 433	Lode Claim
ID101386622	SF 202	Lode Claim	ID101521906	SF 846	Lode Claim	ID101651952	SF 434	Lode Claim
ID101386623	SF 203	Lode Claim	ID101521907	SF 847	Lode Claim	ID101651953	SF 435	Lode Claim
ID101386624	SF 204	Lode Claim	ID101521908	SF 856	Lode Claim	ID101651954	SF 436	Lode Claim
ID101386625	SF 205	Lode Claim	ID101521909	SF 857	Lode Claim	ID101651955	SF 437	Lode Claim
ID101386626	SF 206	Lode Claim	ID101521910	SF 858	Lode Claim	ID101651956	SF 438	Lode Claim
ID101386627	SF 207	Lode Claim	ID101521911	SF 859	Lode Claim	ID101651957	SF 439	Lode Claim
ID101386628	SF 208	Lode Claim	ID101521912	SF 860	Lode Claim	ID101653506	SF 133	Lode Claim
ID101386629	SF 209	Lode Claim	ID101521913	SF 861	Lode Claim	ID101653507	SF 134	Lode Claim
ID101386630	SF 210	Lode Claim	ID101521914	SF 862	Lode Claim	ID101653508	SF 135	Lode Claim
ID101387814	SF 211	Lode Claim	ID101521915	SF 863	Lode Claim	ID101653509	SF 136	Lode Claim
ID101387815	SF 212	Lode Claim	ID101521916	SF 864	Lode Claim	ID101653510	SF 137	Lode Claim
ID101387816	SF 213	Lode Claim	ID101521917	SF 865	Lode Claim	ID101653511	SF 138	Lode Claim
ID101387817	SF 214	Lode Claim	ID101521918	SF 866	Lode Claim	ID101653512	SF 139	Lode Claim
ID101387818	SF 215	Lode Claim	ID101521919	SF 867	Lode Claim	ID101653513	SF 140	Lode Claim
ID101387819	SF 216	Lode Claim	ID101521920	SF 876	Lode Claim	ID101653514	SF 141	Lode Claim
ID101387820	SF 217	Lode Claim	ID101521921	SF 877	Lode Claim	ID101653515	SF 142	Lode Claim
ID101387821	SF 218	Lode Claim	ID101521922	SF 878	Lode Claim	ID101653516	SF 143	Lode Claim
ID101387822	SF 219	Lode Claim	ID101521923	SF 879	Lode Claim	ID101653637	SF 144	Lode Claim
ID101387823	SF 220	Lode Claim	ID101521924	SF 880	Lode Claim	ID101653638	SF 145	Lode Claim
ID101387824	SF 221	Lode Claim	ID101521925	SF 881	Lode Claim	ID101653639	SF 146	Lode Claim
ID101387825	SF 222	Lode Claim	ID101521926	SF 882	Lode Claim	ID101653640	SF 147	Lode Claim
ID101427255	SF 451	Lode Claim	ID101521927	SF 883	Lode Claim	ID101653641	SF 148	Lode Claim
ID101427256	SF 452	Lode Claim	ID101521928	SF 884	Lode Claim	ID101653642	SF 149	Lode Claim
ID101499170	SF 1162	Lode Claim	ID101521929	SF 885	Lode Claim	ID101658974	YP 1	Lode Claim
ID101499171	SF 1163	Lode Claim	ID101521930	SF 886	Lode Claim	ID101658975	YP 2	Lode Claim
ID101499172	SF 1164	Lode Claim	ID101521931	SF 887	Lode Claim	ID101658976	YP 3	Lode Claim
ID101499173	SF 1165	Lode Claim	ID101521932	SF 888	Lode Claim	ID101658977	YP 4	Lode Claim
ID101499174	SF 1166	Lode Claim	ID101521933	SF 889	Lode Claim	ID101658978	YP 5	Lode Claim
ID101499175	SF 1167	Lode Claim	ID101521934	SF 890	Lode Claim	ID101658979	YP 6	Lode Claim
ID101499176	SF 1168	Lode Claim	ID101521935	SF 891	Lode Claim	ID101658980	YP 7	Lode Claim
ID101499177	SF 1169	Lode Claim	ID101521936	SF 892	Lode Claim	ID101658981	YP 8	Lode Claim
ID101499178	SF 1170	Lode Claim	ID101521937	SF 893	Lode Claim	ID101732307	SFMS 1	Mill Site
ID101499179	SF 1171	Lode Claim	ID101521938	SF 894	Lode Claim	ID101732308	SFMS 2	Mill Site
ID101499180	SF 1172	Lode Claim	ID101521939	SF 895	Lode Claim	ID101732309	SFMS 3	Mill Site
ID101499181	SF 1173	Lode Claim	ID101521940	SF 896	Lode Claim	ID101732310	SFMS 4	Mill Site
ID101499182	SF 1174	Lode Claim	ID101521941	SF 897	Lode Claim	ID101732311	SFMS 5	Mill Site
ID101499183	SF 1175	Lode Claim	ID101521942	SF 898	Lode Claim	ID101732312	SFMS 6	Mill Site

3-6

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101499184	SF 1176	Lode Claim	ID101521943	SF 899	Lode Claim	ID101732313	SFMS 7	Mill Site
ID101499185	SF 1177	Lode Claim	ID101521944	SF 900	Lode Claim	ID101732314	SFMS 8	Mill Site
ID101499186	SF 1178	Lode Claim	ID101521945	SF 901	Lode Claim	ID101732315	SFMS 9	Mill Site
ID101499187	SF 1179	Lode Claim	ID101521946	SF 902	Lode Claim	ID101732316	SFMS 10	Mill Site
ID101499188	SF 1180	Lode Claim	ID101521947	SF 903	Lode Claim	ID101732317	SFMS 11	Mill Site
ID101499189	SF 1181	Lode Claim	ID101521948	SF 904	Lode Claim	ID101732318	SFMS 12	Mill Site
ID101499190	SF 1182	Lode Claim	ID101521949	SF 905	Lode Claim	ID101732319	SFMS 13	Mill Site
ID101499191	SF 1202	Lode Claim	ID101521950	SF 906	Lode Claim	ID101732320	SFMS 14	Mill Site
ID101499192	SF 1203	Lode Claim	ID101521951	SF 907	Lode Claim	ID101732321	SFMS 15	Mill Site
ID101499193	SF 1204	Lode Claim	ID101521952	SF 908	Lode Claim	ID101732322	SFMS 16	Mill Site
ID101499194	SF 1205	Lode Claim	ID101521953	SF 909	Lode Claim	ID101733321	SFMS 17	Mill Site
ID101499195	SF 1206	Lode Claim	ID101521954	SF 910	Lode Claim	ID101733322	SFMS 18	Mill Site
ID101499196	SF 1207	Lode Claim	ID101521955	SF 911	Lode Claim	ID101733323	SFMS 19	Mill Site
ID101499197	SF 1208	Lode Claim	ID101521956	SF 912	Lode Claim	ID101733324	SFMS 20	Mill Site
ID101499198	SF 1209	Lode Claim	ID101521957	SF 913	Lode Claim	ID101733325	SFMS 21	Mill Site
ID101499199	SF 1210	Lode Claim	ID101521958	SF 914	Lode Claim	ID101733326	SFMS 22	Mill Site
ID101499200	SF 1211	Lode Claim	ID101521959	SF 915	Lode Claim	ID101733327	SFMS 23	Mill Site
ID101499380	SF 1233	Lode Claim	ID101521960	SF 916	Lode Claim	ID101733328	SFMS 24	Mill Site
ID101499381	SF 1234	Lode Claim	ID101521961	SF 917	Lode Claim	ID101733329	SFMS 25	Mill Site
ID101499382	SF 1235	Lode Claim	ID101521962	SF 918	Lode Claim	ID101733330	SFMS 26	Mill Site
ID101499383	SF 1236	Lode Claim	ID101521963	SF 919	Lode Claim	ID101733331	SFMS 27	Mill Site
ID101499384	SF 1237	Lode Claim	ID101521964	SF 922	Lode Claim	ID101733332	SFMS 28	Mill Site
ID101499385	SF 1238	Lode Claim	ID101521965	SF 923	Lode Claim	ID101733333	SFMS 29	Mill Site
ID101499386	SF 1239	Lode Claim	ID101521966	SF 945	Lode Claim	ID101733334	SFMS 30	Mill Site
ID101499387	SF 1240	Lode Claim	ID101521967	SF 946	Lode Claim	ID101733335	SFMS 31	Mill Site
ID101499388	SF 1241	Lode Claim	ID101521968	SF 947	Lode Claim	ID101733336	SFMS 32	Mill Site
ID101499389	SF 1242	Lode Claim	ID101521969	SF 948	Lode Claim	ID101733337	SFMS 33	Mill Site
ID101499390	SF 1243	Lode Claim	ID101521970	SF 949	Lode Claim	ID101733338	SFMS 34	Mill Site
ID101499391	SF 1244	Lode Claim	ID101521971	SF 950	Lode Claim	ID101733339	SFMS 35	Mill Site
ID101499392	SF 1245	Lode Claim	ID101521972	SF 951	Lode Claim	ID101733340	SFMS 36	Mill Site
ID101499393	SF 1246	Lode Claim	ID101521973	SF 952	Lode Claim	ID101733341	SFMS 37	Mill Site
ID101499394	SF 1247	Lode Claim	ID101521974	SF 953	Lode Claim	ID101733342	SFMS 38	Mill Site
ID101499395	SF 1248	Lode Claim	ID101521975	SF 954	Lode Claim	ID101734380	SFMS 39	Mill Site
ID101499396	SF 1249	Lode Claim	ID101521976	SF 955	Lode Claim	ID101734381	SFMS 40	Mill Site
ID101499397	SF 1250	Lode Claim	ID101521977	SF 956	Lode Claim	ID101734382	SFMS 41	Mill Site
ID101499398	SF 1251	Lode Claim	ID101521978	SF 957	Lode Claim	ID101734383	SFMS 42	Mill Site
ID101499399	SF 1252	Lode Claim	ID101521979	SF 958	Lode Claim	ID101734384	SFMS 43	Mill Site
ID101499400	SF 1253	Lode Claim	ID101521980	SF 978	Lode Claim	ID101734385	SFMS 44	Mill Site
ID101499749	SF 1254	Lode Claim	ID101521981	SF 979	Lode Claim	ID101734386	SFMS 45	Mill Site
ID101499750	SF 1255	Lode Claim	ID101521982	SF 980	Lode Claim	ID101734387	SFMS 46	Mill Site
ID101499751	SF 1256	Lode Claim	ID101521983	SF 981	Lode Claim	ID101748071	SF 453 A	Lode Claim
ID101499752	SF 1257	Lode Claim	ID101521984	SF 982	Lode Claim	ID101750697	SF 1484	Lode Claim
ID101499753	SF 1258	Lode Claim	ID101521985	SF 983	Lode Claim	ID101754713	SF 1356	Lode Claim
ID101499754	SF 1259	Lode Claim	ID101521986	SF 984	Lode Claim	ID101754714	SF 1357	Lode Claim
ID101499755	SF 1260	Lode Claim	ID101521987	SF 985	Lode Claim	ID101754715	SF 1358	Lode Claim
ID101499756	SF 1261	Lode Claim	ID101521988	SF 986	Lode Claim	ID101754716	SF 1359	Lode Claim
ID101499757	SF 1262	Lode Claim	ID101521989	SF 987	Lode Claim	ID101754717	SF 1360	Lode Claim
ID101499758	SF 1263	Lode Claim	ID101521990	SF 988	Lode Claim	ID101754718	SF 1361	Lode Claim
ID101499759	SF 1264	Lode Claim	ID101521991	SF 989	Lode Claim	ID101754719	SF 1362	Lode Claim
ID101499760	SF 1265	Lode Claim	ID101521992	SF 990	Lode Claim	ID101754720	SF 1363	Lode Claim
ID101499761	SF 1266	Lode Claim	ID101521993	SF 991	Lode Claim	ID101756045	SF 1364	Lode Claim
ID101499762	SF 1267	Lode Claim	ID101521994	SF 992	Lode Claim	ID101756046	SF 1365	Lode Claim
ID101499763	SF 1268	Lode Claim	ID101521995	SF 993	Lode Claim	ID101756047	SF 1366	Lode Claim
ID101499764	SF 1269	Lode Claim	ID101521996	SF 994	Lode Claim	ID101756048	SF 1367	Lode Claim
ID101499765	SF 1270	Lode Claim	ID101521997	SF 995	Lode Claim	ID101756049	SF 1368	Lode Claim
ID101499766	SF 1271	Lode Claim	ID101521998	SF 996	Lode Claim	ID101756050	SF 1369	Lode Claim

3-7

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101499767	SF 1272	Lode Claim	ID101521999	SF 997	Lode Claim	ID101756051	SF 1370	Lode Claim
ID101499768	SF 1273	Lode Claim	ID101522000	SF 998	Lode Claim	ID101756052	SF 1371	Lode Claim
ID101499769	SF 1274	Lode Claim	ID101522497	SF 999	Lode Claim	ID101756053	SF 1372	Lode Claim
ID101499770	SF 1291	Lode Claim	ID101522498	SF 1000	Lode Claim	ID101756054	SF 1373	Lode Claim
ID101499771	SF 1292	Lode Claim	ID101522499	SF 1001	Lode Claim	ID101756055	SF 1374	Lode Claim
ID101499772	SF 1293	Lode Claim	ID101522500	SF 1002	Lode Claim	ID101756056	SF 1375	Lode Claim
ID101499773	SF 1294	Lode Claim	ID101522501	SF 1003	Lode Claim	ID101756057	SF 1376	Lode Claim
ID101499774	SF 1295	Lode Claim	ID101522502	SF 1004	Lode Claim	ID101756058	SF 1377	Lode Claim
ID101499775	SF 1296	Lode Claim	ID101522503	SF 1005	Lode Claim	ID101756059	SF 1378	Lode Claim
ID101499776	SF 1297	Lode Claim	ID101522504	SF 1006	Lode Claim	ID101756060	SF 1379	Lode Claim
ID101499777	SF 1298	Lode Claim	ID101522505	SF 1007	Lode Claim	ID101756061	SF 1380	Lode Claim
ID101499778	SF 1299	Lode Claim	ID101522506	SF 1008	Lode Claim	ID101756062	SF 1381	Lode Claim
ID101499779	SF 1300	Lode Claim	ID101522507	SF 1009	Lode Claim	ID101756063	SF 1382	Lode Claim
ID101499780	SF 1301	Lode Claim	ID101522508	SF 1010	Lode Claim	ID101756064	SF 1383	Lode Claim
ID101499781	SF 1302	Lode Claim	ID101522509	SF 1011	Lode Claim	ID101756065	SF 1384	Lode Claim
ID101499782	SF 1303	Lode Claim	ID101522510	SF 1012	Lode Claim	ID101757388	SF 1385	Lode Claim
ID101499783	SF 1304	Lode Claim	ID101522511	SF 1013	Lode Claim	ID101757389	SF 1386	Lode Claim
ID101499784	SF 1305	Lode Claim	ID101522512	SF 1014	Lode Claim	ID101757390	SF 1387	Lode Claim
ID101499785	SF 1306	Lode Claim	ID101522513	SF 1015	Lode Claim	ID101757391	SF 1388	Lode Claim
ID101499786	SF 1307	Lode Claim	ID101522514	SF 1016	Lode Claim	ID101757392	SF 1389	Lode Claim
ID101499787	SF 1308	Lode Claim	ID101522515	SF 1017	Lode Claim	ID101757393	SF 1390	Lode Claim
ID101499788	SF 1309	Lode Claim	ID101522516	SF 1018	Lode Claim	ID101757394	SF 1391	Lode Claim
ID101499789	SF 1310	Lode Claim	ID101522517	SF 1019	Lode Claim	ID101757395	SF 1392	Lode Claim
ID101499790	SF 1311	Lode Claim	ID101522518	SF 1041	Lode Claim	ID101757396	SF 1393	Lode Claim
ID101500490	SF 462	Lode Claim	ID101522519	SF 1042	Lode Claim	ID101757397	SF 1394	Lode Claim
ID101500491	SF 463	Lode Claim	ID101522520	SF 1043	Lode Claim	ID101757398	SF 1395	Lode Claim
ID101500492	SF 464	Lode Claim	ID101522521	SF 1044	Lode Claim	ID101757399	SF 1396	Lode Claim
ID101500493	SF 465	Lode Claim	ID101522522	SF 1045	Lode Claim	ID101757400	SF 1397	Lode Claim
ID101500494	SF 466	Lode Claim	ID101522523	SF 1046	Lode Claim	ID101757401	SF 1398	Lode Claim
ID101500495	SF 467	Lode Claim	ID101522524	SF 1047	Lode Claim	ID101757402	SF 1399	Lode Claim
ID101500496	SF 468	Lode Claim	ID101522525	SF 1048	Lode Claim	ID101757403	SF 1400	Lode Claim
ID101500497	SF 469	Lode Claim	ID101522526	SF 1049	Lode Claim	ID101757404	SF 1401	Lode Claim
ID101500498	SF 470	Lode Claim	ID101522527	SF 1050	Lode Claim	ID101757405	SF 1402	Lode Claim
ID101500499	SF 471	Lode Claim	ID101522528	SF 1051	Lode Claim	ID101757406	SF 1403	Lode Claim
ID101500500	SF 472	Lode Claim	ID101522529	SF 1052	Lode Claim	ID101757407	SF 1404	Lode Claim
ID101500501	SF 473	Lode Claim	ID101522530	SF 1053	Lode Claim	ID101757408	SF 1405	Lode Claim
ID101501735	SF 474	Lode Claim	ID101522531	SF 1054	Lode Claim	ID101758731	SF 1406	Lode Claim
ID101501736	SF 475	Lode Claim	ID101522532	SF 1055	Lode Claim	ID101758732	SF 1407	Lode Claim
ID101501737	SF 476	Lode Claim	ID101522533	SF 1056	Lode Claim	ID101758733	SF 1408	Lode Claim
ID101501738	SF 477	Lode Claim	ID101522534	SF 1057	Lode Claim	ID101758734	SF 1409	Lode Claim
ID101501739	SF 478	Lode Claim	ID101522535	SF 1058	Lode Claim	ID101758735	SF 1410	Lode Claim
ID101501740	SF 479	Lode Claim	ID101522536	SF 1059	Lode Claim	ID101758736	SF 1411	Lode Claim
ID101501741	SF 480	Lode Claim	ID101522537	SF 1060	Lode Claim	ID101758737	SF 1412	Lode Claim
ID101501742	SF 481	Lode Claim	ID101522538	SF 1061	Lode Claim	ID101758738	SF 1413	Lode Claim
ID101501743	SF 482	Lode Claim	ID101522539	SF 1083	Lode Claim	ID101758739	SF 1414	Lode Claim
ID101501744	SF 483	Lode Claim	ID101522540	SF 1084	Lode Claim	ID101758740	SF 1415	Lode Claim
ID101501745	SF 484	Lode Claim	ID101522541	SF 1085	Lode Claim	ID101758741	SF 1416	Lode Claim
ID101501746	SF 485	Lode Claim	ID101522542	SF 1086	Lode Claim	ID101758742	SF 1417	Lode Claim
ID101501747	SF 486	Lode Claim	ID101522543	SF 1087	Lode Claim	ID101758743	SF 1418	Lode Claim
ID101501748	SF 487	Lode Claim	ID101522544	SF 1088	Lode Claim	ID101758744	SF 1419	Lode Claim
ID101501749	SF 488	Lode Claim	ID101522545	SF 1089	Lode Claim	ID101758745	SF 1420	Lode Claim
ID101501750	SF 489	Lode Claim	ID101522546	SF 1090	Lode Claim	ID101758746	SF 1421	Lode Claim
ID101501751	SF 490	Lode Claim	ID101522547	SF 1091	Lode Claim	ID101758747	SF 1422	Lode Claim
ID101501752	SF 491	Lode Claim	ID101522548	SF 1092	Lode Claim	ID101758748	SF 1423	Lode Claim
ID101501753	SF 492	Lode Claim	ID101522549	SF 1093	Lode Claim	ID101758749	SF 1424	Lode Claim
ID101501754	SF 493	Lode Claim	ID101522550	SF 1094	Lode Claim	ID101758750	SF 1425	Lode Claim

3-8

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101501755	SF 494	Lode Claim	ID101522551	SF 1095	Lode Claim	ID101758751	SF 1426	Lode Claim
ID101501756	SF 495	Lode Claim	ID101522552	SF 1096	Lode Claim	ID101760080	SF 1427	Lode Claim
ID101502962	SF 496	Lode Claim	ID101522553	SF 1097	Lode Claim	ID101760081	SF 1428	Lode Claim
ID101502963	SF 497	Lode Claim	ID101522554	SF 1098	Lode Claim	ID101760082	SF 1429	Lode Claim
ID101502964	SF 498	Lode Claim	ID101522555	SF 1120	Lode Claim	ID101760083	SF 1430	Lode Claim
ID101502965	SF 499	Lode Claim	ID101522556	SF 1121	Lode Claim	ID101760084	SF 1431	Lode Claim
ID101502966	SF 500	Lode Claim	ID101522557	SF 1122	Lode Claim	ID101760085	SF 1432	Lode Claim
ID101502967	SF 501	Lode Claim	ID101522558	SF 1123	Lode Claim	ID101760086	SF 1433	Lode Claim
ID101502968	SF 502	Lode Claim	ID101522559	SF 1124	Lode Claim	ID101760087	SF 1434	Lode Claim
ID101502969	SF 503	Lode Claim	ID101522560	SF 1125	Lode Claim	ID101760088	SF 1435	Lode Claim
ID101502970	SF 504	Lode Claim	ID101522561	SF 1126	Lode Claim	ID101760089	SF 1436	Lode Claim
ID101502971	SF 505	Lode Claim	ID101522562	SF 1127	Lode Claim	ID101760090	SF 1437	Lode Claim
ID101502972	SF 506	Lode Claim	ID101522563	SF 1128	Lode Claim	ID101760091	SF 1438	Lode Claim
ID101502973	SF 507	Lode Claim	ID101522564	SF 1129	Lode Claim	ID101760092	SF 1439	Lode Claim
ID101502974	SF 508	Lode Claim	ID101522565	SF 1130	Lode Claim	ID101760093	SF 1440	Lode Claim
ID101502975	SF 509	Lode Claim	ID101522566	SF 1131	Lode Claim	ID101760094	SF 1441	Lode Claim
ID101502976	SF 510	Lode Claim	ID101522567	SF 1132	Lode Claim	ID101760095	SF 1442	Lode Claim
ID101502977	SF 511	Lode Claim	ID101522568	SF 1133	Lode Claim	ID101760096	SF 1443	Lode Claim
ID101502978	SF 512	Lode Claim	ID101522569	SF 1134	Lode Claim	ID101760097	SF 1444	Lode Claim
ID101502979	SF 513	Lode Claim	ID101522570	SF 1135	Lode Claim	ID101760098	SF 1445	Lode Claim
ID101502980	SF 514	Lode Claim	ID101522571	SF 1136	Lode Claim	ID101760099	SF 1446	Lode Claim
ID101502981	SF 515	Lode Claim	ID101522572	SF 1137	Lode Claim	ID101760100	SF 1447	Lode Claim
ID101502982	SF 516	Lode Claim	ID101522573	SF 1138	Lode Claim	ID101781425	SF 1448	Lode Claim
ID101502983	SF 517	Lode Claim	ID101522574	SF 1139	Lode Claim	ID101781426	SF 1449	Lode Claim
ID101504218	SF 518	Lode Claim	ID101522575	SF 1140	Lode Claim	ID101781427	SF 1450	Lode Claim
ID101504219	SF 519	Lode Claim	ID101522576	SF 1183	Lode Claim	ID101781428	SF 1451	Lode Claim
ID101504220	SF 520	Lode Claim	ID101522577	SF 1184	Lode Claim	ID101781429	SF 1452	Lode Claim
ID101504221	SF 521	Lode Claim	ID101522578	SF 1185	Lode Claim	ID101781430	SF 1453	Lode Claim
ID101504222	SF 522	Lode Claim	ID101522579	SF 1186	Lode Claim	ID101781431	SF 1454	Lode Claim
ID101504223	SF 523	Lode Claim	ID101522580	SF 1187	Lode Claim	ID101781432	SF 1455	Lode Claim
ID101504224	SF 524	Lode Claim	ID101522581	SF 1188	Lode Claim	ID101781433	SF 1456	Lode Claim
ID101504225	SF 525	Lode Claim	ID101522582	SF 1189	Lode Claim	ID101781434	SF 1457	Lode Claim
ID101504226	SF 526	Lode Claim	ID101522583	SF 1190	Lode Claim	ID101781435	SF 1458	Lode Claim
ID101504227	SF 527	Lode Claim	ID101522584	SF 1191	Lode Claim	ID101781436	SF 1459	Lode Claim
ID101504228	SF 528	Lode Claim	ID101522585	SF 1192	Lode Claim	ID101781437	SF 1460	Lode Claim
ID101504229	SF 529	Lode Claim	ID101522586	SF 1193	Lode Claim	ID101781438	SF 1461	Lode Claim
ID101504230	SF 530	Lode Claim	ID101522587	SF 1194	Lode Claim	ID101781439	SF 1462	Lode Claim
ID101504231	SF 531	Lode Claim	ID101522588	SF 1195	Lode Claim	ID101781440	SF 1463	Lode Claim
ID101504232	SF 532	Lode Claim	ID101522589	SF 1196	Lode Claim	ID101781441	SF 1464	Lode Claim
ID101504233	SF 533	Lode Claim	ID101522590	SF 1197	Lode Claim	ID101781442	SF 1465	Lode Claim
ID101504234	SF 534	Lode Claim	ID101522591	SF 1198	Lode Claim	ID101781443	SF 1466	Lode Claim
ID101504235	SF 535	Lode Claim	ID101522592	SF 1199	Lode Claim	ID101781444	SF 1467	Lode Claim
ID101504236	SF 536	Lode Claim	ID101522593	SF 1200	Lode Claim	ID101781445	SF 1468	Lode Claim
ID101504237	SF 537	Lode Claim	ID101522594	SF 1201	Lode Claim	ID101851911	SF 1	Lode Claim
ID101504238	SF 538	Lode Claim	ID101522595	SF 1212	Lode Claim	ID101851912	SF 2	Lode Claim
ID101504239	SF 539	Lode Claim	ID101522596	SF 1213	Lode Claim	ID101851913	SF 3	Lode Claim
ID101504240	SF 783	Lode Claim	ID101522597	SF 1214	Lode Claim	ID101851914	SF 4	Lode Claim
ID101504241	SF 784	Lode Claim	ID101522598	SF 1215	Lode Claim	ID101851915	SF 5	Lode Claim
ID101504242	SF 785	Lode Claim	ID101522599	SF 1216	Lode Claim	ID101851916	SF 6	Lode Claim
ID101504243	SF 786	Lode Claim	ID101522600	SF 1217	Lode Claim	ID101853095	SF 7	Lode Claim
ID101504244	SF 787	Lode Claim	ID101522786	SF 1218	Lode Claim	ID101853096	SF 8	Lode Claim
ID101504245	SF 600	Lode Claim	ID101522787	SF 1219	Lode Claim	ID101853097	SF 9	Lode Claim
ID101504246	SF 601	Lode Claim	ID101522788	SF 1220	Lode Claim	ID101853098	SF 10	Lode Claim
ID101504247	SF 602	Lode Claim	ID101522789	SF 1221	Lode Claim	ID101853099	SF 11	Lode Claim
ID101504248	SF 603	Lode Claim	ID101522790	SF 1222	Lode Claim	ID101853100	SF 12	Lode Claim
ID101504249	SF 604	Lode Claim	ID101522791	SF 1223	Lode Claim	ID101853101	SF 13	Lode Claim

3-9

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101504250	SF 605	Lode Claim	ID101522792	SF 1224	Lode Claim	ID101853102	SF 14	Lode Claim
ID101504251	SF 606	Lode Claim	ID101522793	SF 1225	Lode Claim	ID101853103	SF 15	Lode Claim
ID101504252	SF 607	Lode Claim	ID101522794	SF 1226	Lode Claim	ID101853104	SF 16	Lode Claim
ID101504253	SF 608	Lode Claim	ID101522795	SF 1227	Lode Claim	ID101853105	SF 17	Lode Claim
ID101504254	SF 609	Lode Claim	ID101522796	SF 1228	Lode Claim	ID101853106	SF 18	Lode Claim
ID101504255	SF 610	Lode Claim	ID101522797	SF 1229	Lode Claim	ID101853107	SF 19	Lode Claim
ID101504256	SF 611	Lode Claim	ID101522798	SF 1230	Lode Claim	ID101853108	SF 20	Lode Claim
ID101504257	SF 612	Lode Claim	ID101522799	SF 1231	Lode Claim	ID101853109	SF 21	Lode Claim
ID101504258	SF 613	Lode Claim	ID101522800	SF 1232	Lode Claim	ID101853110	SF 22	Lode Claim
ID101504259	SF 614	Lode Claim	ID101525761	SF 924	Lode Claim	ID101853111	SF 23	Lode Claim
ID101504260	SF 615	Lode Claim	ID101525762	SF 925	Lode Claim	ID101853112	SF 24	Lode Claim
ID101504261	SF 616	Lode Claim	ID101525763	SF 926	Lode Claim	ID101853113	SF 25	Lode Claim
ID101505437	SF 540	Lode Claim	ID101525764	SF 927	Lode Claim	ID101853114	SF 26	Lode Claim
ID101505438	SF 541	Lode Claim	ID101525765	SF 928	Lode Claim	ID101853115	SF 27	Lode Claim
ID101505439	SF 542	Lode Claim	ID101525766	SF 929	Lode Claim	ID101853116	SF 28	Lode Claim
ID101505440	SF 543	Lode Claim	ID101525767	SF 930	Lode Claim	ID101854313	SF 29	Lode Claim
ID101505441	SF 544	Lode Claim	ID101525768	SF 931	Lode Claim	ID101854314	SF 30	Lode Claim
ID101505442	SF 545	Lode Claim	ID101525769	SF 932	Lode Claim	ID101854315	SF 31	Lode Claim
ID101505443	SF 546	Lode Claim	ID101525770	SF 933	Lode Claim	ID101854316	SF 32	Lode Claim
ID101505444	SF 547	Lode Claim	ID101525771	SF 934	Lode Claim	ID101854317	SF 33	Lode Claim
ID101505445	SF 548	Lode Claim	ID101525772	SF 935	Lode Claim	ID101854318	SF 34	Lode Claim
ID101505446	SF 549	Lode Claim	ID101525773	SF 936	Lode Claim	ID101854319	SF 35	Lode Claim
ID101505447	SF 550	Lode Claim	ID101525774	SF 937	Lode Claim	ID101854320	SF 36	Lode Claim
ID101505448	SF 551	Lode Claim	ID101525775	SF 938	Lode Claim	ID101854321	SF 37	Lode Claim
ID101505449	SF 552	Lode Claim	ID101525776	SF 939	Lode Claim	ID101854322	SF 38	Lode Claim
ID101505450	SF 553	Lode Claim	ID101525777	SF 940	Lode Claim	ID101854323	SF 39	Lode Claim
ID101505451	SF 554	Lode Claim	ID101525778	SF 941	Lode Claim	ID101854324	SF 40	Lode Claim
ID101505452	SF 555	Lode Claim	ID101525779	SF 942	Lode Claim	ID101854325	SF 41	Lode Claim
ID101505453	SF 556	Lode Claim	ID101525780	SF 943	Lode Claim	ID101854326	SF 42	Lode Claim
ID101505454	SF 557	Lode Claim	ID101525781	SF 944	Lode Claim	ID101854327	SF 43	Lode Claim
ID101505455	SF 558	Lode Claim	ID101525782	SF 959	Lode Claim	ID101854328	SF 44	Lode Claim
ID101505456	SF 559	Lode Claim	ID101525783	SF 960	Lode Claim	ID101854329	SF 45	Lode Claim
ID101505457	SF 560	Lode Claim	ID101525784	SF 961	Lode Claim	ID101854330	SF 46	Lode Claim
ID101505458	SF 561	Lode Claim	ID101525785	SF 962	Lode Claim	ID101854331	SF 47	Lode Claim
ID101505459	SF 617	Lode Claim	ID101525786	SF 963	Lode Claim	ID101854332	SF 48	Lode Claim
ID101505460	SF 618	Lode Claim	ID101525787	SF 964	Lode Claim	ID101854333	SF 49	Lode Claim
ID101505461	SF 619	Lode Claim	ID101525788	SF 965	Lode Claim	ID101854334	SF 50	Lode Claim
ID101505462	SF 620	Lode Claim	ID101525789	SF 966	Lode Claim	ID101855297	SF 52	Lode Claim
ID101505463	SF 621	Lode Claim	ID101525790	SF 967	Lode Claim	ID101855298	SF 53	Lode Claim
ID101505464	SF 622	Lode Claim	ID101525791	SF 968	Lode Claim	ID101855299	SF 54	Lode Claim
ID101505465	SF 623	Lode Claim	ID101525792	SF 969	Lode Claim	ID101855300	SF 55	Lode Claim
ID101505466	SF 624	Lode Claim	ID101525793	SF 970	Lode Claim	ID101855301	SF 56	Lode Claim
ID101505467	SF 625	Lode Claim	ID101525794	SF 971	Lode Claim	ID101855302	SF 57	Lode Claim
ID101505468	SF 626	Lode Claim	ID101525795	SF 972	Lode Claim	ID101855303	SF 58	Lode Claim
ID101505469	SF 627	Lode Claim	ID101525796	SF 973	Lode Claim	ID101855304	SF 59	Lode Claim
ID101505470	SF 628	Lode Claim	ID101525797	SF 974	Lode Claim	ID101855305	SF 61	Lode Claim
ID101505471	SF 629	Lode Claim	ID101525798	SF 975	Lode Claim	ID101855306	SF 62	Lode Claim
ID101505472	SF 630	Lode Claim	ID101525799	SF 976	Lode Claim	ID101855307	SF 65	Lode Claim
ID101505473	SF 631	Lode Claim	ID101525800	SF 977	Lode Claim	ID101855308	SF 66	Lode Claim
ID101505474	SF 632	Lode Claim	ID101526133	SF 1020	Lode Claim	ID101855309	SF 67	Lode Claim
ID101505475	SF 633	Lode Claim	ID101526134	SF 1021	Lode Claim	ID101855310	SF 68	Lode Claim
ID101505476	SF 634	Lode Claim	ID101526135	SF 1022	Lode Claim	ID101855311	SF 69	Lode Claim
ID101505477	SF 635	Lode Claim	ID101526136	SF 1023	Lode Claim	ID101855312	SF 70	Lode Claim
ID101505478	SF 636	Lode Claim	ID101526137	SF 1024	Lode Claim	ID101855313	SF 73	Lode Claim
ID101505479	SF 637	Lode Claim	ID101526138	SF 1025	Lode Claim	ID101855314	SF 74	Lode Claim
ID101505480	SF 638	Lode Claim	ID101526139	SF 1026	Lode Claim	ID101855315	SF 75	Lode Claim

3-10

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101506653	SF 456	Lode Claim	ID101526140	SF 1027	Lode Claim	ID101855316	SF 76	Lode Claim
ID101506654	SF 562	Lode Claim	ID101526141	SF 1028	Lode Claim	ID101855317	SF 77	Lode Claim
ID101506655	SF 563	Lode Claim	ID101526142	SF 1029	Lode Claim	ID101855537	SF 78	Lode Claim
ID101506656	SF 564	Lode Claim	ID101526143	SF 1030	Lode Claim	ID101856493	SF 79	Lode Claim
ID101506657	SF 565	Lode Claim	ID101526144	SF 1031	Lode Claim	ID101856494	SF 80	Lode Claim
ID101506658	SF 566	Lode Claim	ID101526145	SF 1032	Lode Claim	ID101856495	SF 81	Lode Claim
ID101506659	SF 567	Lode Claim	ID101526146	SF 1033	Lode Claim	ID101856496	SF 82	Lode Claim
ID101506660	SF 568	Lode Claim	ID101526147	SF 1034	Lode Claim	ID101856497	SF 83	Lode Claim
ID101506661	SF 569	Lode Claim	ID101526148	SF 1035	Lode Claim	ID101856498	SF 84	Lode Claim
ID101506662	SF 570	Lode Claim	ID101526149	SF 1036	Lode Claim	ID101856499	SF 85	Lode Claim
ID101506663	SF 571	Lode Claim	ID101526150	SF 1037	Lode Claim	ID101856500	SF 86	Lode Claim
ID101506664	SF 572	Lode Claim	ID101526151	SF 1038	Lode Claim	ID101856501	SF 87	Lode Claim
ID101506665	SF 573	Lode Claim	ID101526152	SF 1039	Lode Claim	ID101856502	SF 88	Lode Claim
ID101506666	SF 574	Lode Claim	ID101526153	SF 1040	Lode Claim	ID101856503	SF 89	Lode Claim
ID101506667	SF 575	Lode Claim	ID101526154	SF 1062	Lode Claim	ID101856504	SF 90	Lode Claim
ID101506668	SF 576	Lode Claim	ID101526155	SF 1063	Lode Claim	ID101856505	SF 91	Lode Claim
ID101506669	SF 577	Lode Claim	ID101526156	SF 1064	Lode Claim	ID101856506	SF 92	Lode Claim
ID101506670	SF 578	Lode Claim	ID101526157	SF 1065	Lode Claim	ID101856507	SF 93	Lode Claim
ID101506671	SF 579	Lode Claim	ID101526158	SF 1066	Lode Claim	ID101856508	SF 94	Lode Claim
ID101506672	SF 580	Lode Claim	ID101526159	SF 1067	Lode Claim	ID101856509	SF 95	Lode Claim
ID101506673	SF 581	Lode Claim	ID101526160	SF 1068	Lode Claim	ID101856510	SF 96	Lode Claim
ID101506674	SF 582	Lode Claim	ID101526161	SF 1069	Lode Claim	ID101856511	SF 97	Lode Claim
ID101506675	SF 583	Lode Claim	ID101526162	SF 1070	Lode Claim	ID101856512	SF 98	Lode Claim
ID101506676	SF 641	Lode Claim	ID101526163	SF 1071	Lode Claim	ID101856513	SF 99	Lode Claim
ID101506677	SF 642	Lode Claim	ID101526164	SF 1072	Lode Claim	ID101856514	SF 100	Lode Claim
ID101506678	SF 643	Lode Claim	ID101526165	SF 1073	Lode Claim	ID101857716	SF 102	Lode Claim
ID101506679	SF 644	Lode Claim	ID101526166	SF 1074	Lode Claim	ID101857717	SF 103	Lode Claim
ID101506680	SF 645	Lode Claim	ID101526167	SF 1075	Lode Claim	ID101857718	SF 104	Lode Claim
ID101506681	SF 646	Lode Claim	ID101526168	SF 1076	Lode Claim	ID101857719	SF 105	Lode Claim
ID101506682	SF 647	Lode Claim	ID101526169	SF 1077	Lode Claim	ID101857720	SF 106	Lode Claim
ID101506683	SF 648	Lode Claim	ID101526170	SF 1078	Lode Claim	ID101857721	SF 107	Lode Claim
ID101506684	SF 649	Lode Claim	ID101526171	SF 1079	Lode Claim	ID101857722	SF 108	Lode Claim
ID101506685	SF 803	Lode Claim	ID101526172	SF 1080	Lode Claim	ID101857723	SF 109	Lode Claim
ID101506686	SF 804	Lode Claim	ID101526173	SF 1081	Lode Claim	ID101857724	SF 110	Lode Claim
ID101506687	SF 805	Lode Claim	ID101526174	SF 1082	Lode Claim	ID101857725	SF 111	Lode Claim
ID101506688	SF 806	Lode Claim	ID101526175	SF 1099	Lode Claim	ID101857726	SF 112	Lode Claim
ID101506689	SF 807	Lode Claim	ID101526176	SF 1100	Lode Claim	ID101857727	SF 113	Lode Claim
ID101506690	SF 808	Lode Claim	ID101526177	SF 1101	Lode Claim	ID101857728	SF 114	Lode Claim
ID101506691	SF 809	Lode Claim	ID101526178	SF 1102	Lode Claim	ID101857729	SF 115	Lode Claim
ID101506692	SF 650	Lode Claim	ID101526179	SF 1103	Lode Claim	ID101857730	SF 116	Lode Claim
ID101506693	SF 651	Lode Claim	ID101526180	SF 1104	Lode Claim	ID101857731	SF 117	Lode Claim
ID101506694	SF 652	Lode Claim	ID101526181	SF 1105	Lode Claim	ID101857732	SF 118	Lode Claim
ID101506695	SF 653	Lode Claim	ID101526182	SF 1106	Lode Claim	ID101857733	SF 126	Lode Claim
ID101506696	SF 654	Lode Claim	ID101526183	SF 1107	Lode Claim	ID101857734	SF 127	Lode Claim
ID101506697	SF 655	Lode Claim	ID101526184	SF 1108	Lode Claim	ID101857735	SF 128	Lode Claim
ID101507858	SF 457	Lode Claim	ID101526185	SF 1109	Lode Claim	ID101857736	SF 129	Lode Claim
ID101507859	SF 458	Lode Claim	ID101526186	SF 1110	Lode Claim	ID101857737	SF 130	Lode Claim
ID101507860	SF 459	Lode Claim	ID101526187	SF 1111	Lode Claim	ID101858927	SF 132	Lode Claim
ID101507861	SF 460	Lode Claim	ID101526188	SF 1112	Lode Claim	ID101882616	SF 264	Lode Claim
ID101507862	SF 461	Lode Claim	ID101526189	SF 1113	Lode Claim	ID101882617	SF 265	Lode Claim
ID101507879	SF 584	Lode Claim	ID101526190	SF 1114	Lode Claim	ID101882618	SF 266	Lode Claim
ID101507880	SF 585	Lode Claim	ID101526191	SF 1115	Lode Claim	ID101882619	SF 267	Lode Claim
ID101507881	SF 586	Lode Claim	ID101526192	SF 1116	Lode Claim	ID101882620	SF 268	Lode Claim
ID101507882	SF 587	Lode Claim	ID101526193	SF 1117	Lode Claim	ID101882621	SF 269	Lode Claim
ID101507883	SF 588	Lode Claim	ID101526194	SF 1118	Lode Claim	ID101882622	SF 270	Lode Claim
ID101507884	SF 589	Lode Claim	ID101526195	SF 1119	Lode Claim	ID101882623	SF 271	Lode Claim

3-11

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101507885	SF 590	Lode Claim	ID101526196	SF 1141	Lode Claim	ID101882624	SF 272	Lode Claim
ID101507886	SF 591	Lode Claim	ID101526197	SF 1142	Lode Claim	ID101882625	SF 273	Lode Claim
ID101507887	SF 592	Lode Claim	ID101526198	SF 1143	Lode Claim	ID101882626	SF 274	Lode Claim
ID101507888	SF 593	Lode Claim	ID101526199	SF 1144	Lode Claim	ID101882627	SF 275	Lode Claim
ID101507889	SF 594	Lode Claim	ID101526200	SF 1145	Lode Claim	ID101882628	SF 276	Lode Claim
ID101507890	SF 595	Lode Claim	ID101526385	SF 1146	Lode Claim	ID101882629	SF 277	Lode Claim
ID101507891	SF 596	Lode Claim	ID101526386	SF 1147	Lode Claim	ID101882630	SF 278	Lode Claim
ID101507892	SF 597	Lode Claim	ID101526387	SF 1148	Lode Claim	ID101882631	SF 279	Lode Claim
ID101507893	SF 598	Lode Claim	ID101526388	SF 1149	Lode Claim	ID101882632	SF 280	Lode Claim
ID101507894	SF 599	Lode Claim	ID101526389	SF 1150	Lode Claim	ID101882633	SF 281	Lode Claim
ID101507895	SF 721	Lode Claim	ID101526390	SF 1151	Lode Claim	ID101882634	SF 282	Lode Claim
ID101507896	SF 722	Lode Claim	ID101526391	SF 1152	Lode Claim	ID101882635	SF 283	Lode Claim
ID101507897	SF 723	Lode Claim	ID101526392	SF 1153	Lode Claim	ID101882636	SF 284	Lode Claim
ID101507898	SF 724	Lode Claim	ID101526393	SF 1154	Lode Claim	ID101882637	SF 285	Lode Claim
ID101507899	SF 725	Lode Claim	ID101526394	SF 1155	Lode Claim	ID101883439	SF 286	Lode Claim
ID101507900	SF 726	Lode Claim	ID101526395	SF 1156	Lode Claim	ID101883440	SF 287	Lode Claim
ID101507901	SF 656	Lode Claim	ID101526396	SF 1157	Lode Claim	ID101883441	SF 288	Lode Claim
ID101507902	SF 657	Lode Claim	ID101526397	SF 1158	Lode Claim	ID101883442	SF 289	Lode Claim
ID101507903	SF 658	Lode Claim	ID101526398	SF 1159	Lode Claim	ID101883443	SF 290	Lode Claim
ID101507904	SF 659	Lode Claim	ID101526399	SF 1160	Lode Claim	ID101883444	SF 291	Lode Claim
ID101507905	SF 660	Lode Claim	ID101526400	SF 1161	Lode Claim	ID101883445	SF 292	Lode Claim
ID101507906	SF 661	Lode Claim	ID101526722	SF 1275	Lode Claim	ID101883446	SF 293	Lode Claim
ID101507907	SF 662	Lode Claim	ID101526723	SF 1276	Lode Claim	ID101883447	SF 294	Lode Claim
ID101507908	SF 663	Lode Claim	ID101526724	SF 1277	Lode Claim	ID101883448	SF 295	Lode Claim
ID101507909	SF 664	Lode Claim	ID101526725	SF 1278	Lode Claim	ID101883449	SF 296	Lode Claim
ID101507910	SF 665	Lode Claim	ID101526726	SF 1279	Lode Claim	ID101883450	SF 297	Lode Claim
ID101507911	SF 666	Lode Claim	ID101526727	SF 1280	Lode Claim	ID101883451	SF 298	Lode Claim
ID101507912	SF 667	Lode Claim	ID101526728	SF 1281	Lode Claim	ID101883452	SF 299	Lode Claim
ID101507913	SF 668	Lode Claim	ID101526729	SF 1282	Lode Claim	ID101883453	SF 300	Lode Claim
ID101507914	SF 669	Lode Claim	ID101526730	SF 1283	Lode Claim	ID101883454	SF 301	Lode Claim
ID101507915	SF 670	Lode Claim	ID101526731	SF 1284	Lode Claim	ID101883455	SF 302	Lode Claim
ID101507916	SF 671	Lode Claim	ID101526732	SF 1285	Lode Claim	ID101883456	SF 303	Lode Claim
ID101507917	SF 672	Lode Claim	ID101526733	SF 1286	Lode Claim	ID101883457	SF 304	Lode Claim
ID101507918	SF 673	Lode Claim	ID101526734	SF 1287	Lode Claim	ID101883458	SF 305	Lode Claim
ID101507919	SF 674	Lode Claim	ID101526735	SF 1288	Lode Claim	ID101883459	SF 306	Lode Claim
ID101507920	SF 675	Lode Claim	ID101526736	SF 1289	Lode Claim	ID101883460	SF 307	Lode Claim
ID101507921	SF 676	Lode Claim	ID101526737	SF 1290	Lode Claim	ID101884252	SF 308	Lode Claim
ID101507922	SF 677	Lode Claim	ID101526738	SF 1312	Lode Claim	ID101884253	SF 309	Lode Claim
ID101509115	SF 727	Lode Claim	ID101526739	SF 1313	Lode Claim	ID101884254	SF 310	Lode Claim
ID101509116	SF 728	Lode Claim	ID101526740	SF 1314	Lode Claim	ID101884255	SF 311	Lode Claim
ID101509117	SF 729	Lode Claim	ID101526741	SF 1315	Lode Claim	ID101884256	SF 312	Lode Claim
ID101509118	SF 730	Lode Claim	ID101526742	SF 1316	Lode Claim	ID101884257	SF 313	Lode Claim
ID101509119	SF 731	Lode Claim	ID101526743	SF 1317	Lode Claim	ID101884258	SF 314	Lode Claim
ID101509120	SF 732	Lode Claim	ID101526744	SF 1318	Lode Claim	ID101884259	SF 315	Lode Claim
ID101509121	SF 733	Lode Claim	ID101526745	SF 1319	Lode Claim	ID101884260	SF 316	Lode Claim
ID101509122	SF 734	Lode Claim	ID101526746	SF 1320	Lode Claim	ID101884261	SF 317	Lode Claim
ID101509123	SF 735	Lode Claim	ID101526747	SF 1321	Lode Claim	ID101884262	SF 318	Lode Claim
ID101509124	SF 736	Lode Claim	ID101526748	SF 1322	Lode Claim	ID101884263	SF 319	Lode Claim
ID101509125	SF 737	Lode Claim	ID101526749	SF 1323	Lode Claim	ID101884264	SF 320	Lode Claim
ID101509126	SF 738	Lode Claim	ID101526750	SF 1324	Lode Claim	ID101884265	SF 321	Lode Claim
ID101509127	SF 739	Lode Claim	ID101526751	SF 1325	Lode Claim	ID101884266	SF 322	Lode Claim
ID101509128	SF 740	Lode Claim	ID101526752	SF 1326	Lode Claim	ID101884267	SF 323	Lode Claim
ID101509129	SF 741	Lode Claim	ID101526753	SF 1327	Lode Claim	ID101884268	SF 324	Lode Claim
ID101509130	SF 742	Lode Claim	ID101526754	SF 1328	Lode Claim	ID101884269	SF 325	Lode Claim
ID101509131	SF 743	Lode Claim	ID101526755	SF 1329	Lode Claim	ID101884270	SF 326	Lode Claim
ID101509132	SF 744	Lode Claim	ID101526756	SF 1330	Lode Claim	ID101884271	SF 327	Lode Claim

3-12

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101509133	SF 745	Lode Claim	ID101526757	SF 1331	Lode Claim	ID101884272	SF 328	Lode Claim
ID101509134	SF 746	Lode Claim	ID101526758	SF 1332	Lode Claim	ID101884273	SF 329	Lode Claim
ID101509135	SF 747	Lode Claim	ID101526759	SF 1333	Lode Claim	ID101885064	SF 330	Lode Claim
ID101509136	SF 748	Lode Claim	ID101526760	SF 1334	Lode Claim	ID101885065	SF 331	Lode Claim
ID101509137	SF 678	Lode Claim	ID101526761	SF 1335	Lode Claim	ID101885066	SF 332	Lode Claim
ID101509138	SF 679	Lode Claim	ID101526762	SF 1336	Lode Claim	ID101885067	SF 333	Lode Claim
ID101509139	SF 680	Lode Claim	ID101526763	SF 1337	Lode Claim	ID101885068	SF 334	Lode Claim
ID101509140	SF 681	Lode Claim	ID101526764	SF 1338	Lode Claim	ID101885069	SF 335	Lode Claim
ID101509141	SF 682	Lode Claim	ID101526765	SF 1339	Lode Claim	ID101885070	SF 336	Lode Claim
ID101509142	SF 683	Lode Claim	ID101526766	SF 1340	Lode Claim	ID101885071	SF 337	Lode Claim
ID101509143	SF 684	Lode Claim	ID101526767	SF 1341	Lode Claim	ID101885072	SF 338	Lode Claim
ID101509144	SF 685	Lode Claim	ID101526768	SF 1342	Lode Claim	ID101885073	SF 339	Lode Claim
ID101509145	SF 686	Lode Claim	ID101526769	SF 1343	Lode Claim	ID101885074	SF 340	Lode Claim
ID101509146	SF 687	Lode Claim	ID101526770	SF 1344	Lode Claim	ID101885075	SF 341	Lode Claim
ID101509147	SF 688	Lode Claim	ID101526771	SF 1345	Lode Claim	ID101885076	SF 342	Lode Claim
ID101509148	SF 689	Lode Claim	ID101526772	SF 1346	Lode Claim	ID101885077	SF 343	Lode Claim
ID101509149	SF 690	Lode Claim	ID101526773	SF 1347	Lode Claim	ID101885078	SF 344	Lode Claim
ID101509150	SF 691	Lode Claim	ID101526774	SF 1348	Lode Claim	ID101885079	SF 345	Lode Claim
ID101509151	SF 692	Lode Claim	ID101526775	SF 1349	Lode Claim	ID101885080	SF 346	Lode Claim
ID101509152	SF 693	Lode Claim	ID101526776	SF 1350	Lode Claim	ID101885081	SF 347	Lode Claim
ID101509153	SF 694	Lode Claim	ID101526777	SF 1351	Lode Claim	ID101885082	SF 348	Lode Claim
ID101509154	SF 695	Lode Claim	ID101526778	SF 1352	Lode Claim	ID101885083	SF 349	Lode Claim
ID101509155	SF 696	Lode Claim	ID101526779	SF 1353	Lode Claim	ID101885084	SF 350	Lode Claim
ID101509156	SF 697	Lode Claim	ID101526780	SF 1354	Lode Claim	ID101885085	SF 351	Lode Claim
ID101509157	SF 698	Lode Claim	ID101526781	SF 1355	Lode Claim	ID101885864	SF 352	Lode Claim
ID101509158	SF 699	Lode Claim	ID101541346	SF 1469	Lode Claim	ID101885865	SF 353	Lode Claim
ID101509175	SF 1356	Lode Claim	ID101541347	SF 1470	Lode Claim	ID101885866	SF 354	Lode Claim
ID101509176	SF 1357	Lode Claim	ID101541348	SF 1471	Lode Claim	ID101885867	SF 355	Lode Claim
ID101509177	SF 1358	Lode Claim	ID101541349	SF 1472	Lode Claim	ID101885868	SF 356	Lode Claim
ID101510337	SF 749	Lode Claim	ID101541350	SF 1473	Lode Claim	ID101885869	SF 357	Lode Claim
ID101510338	SF 750	Lode Claim	ID101541351	SF 1474	Lode Claim	ID101885870	SF 358	Lode Claim
ID101510339	SF 751	Lode Claim	ID101541352	SF 1475	Lode Claim	ID101885871	SF 359	Lode Claim
ID101510340	SF 752	Lode Claim	ID101541353	SF 1476	Lode Claim	ID101885872	SF 360	Lode Claim
ID101510341	SF 753	Lode Claim	ID101541354	SF 1477	Lode Claim	ID101885873	SF 361	Lode Claim
ID101510342	SF 754	Lode Claim	ID101541355	SF 1478	Lode Claim	ID101885874	SF 362	Lode Claim
ID101510343	SF 755	Lode Claim	ID101541356	SF 1479	Lode Claim	ID101885875	SF 363	Lode Claim
ID101510344	SF 756	Lode Claim	ID101549361	SF 1480	Lode Claim	ID101885876	SF 364	Lode Claim
ID101510345	SF 757	Lode Claim	ID101549362	SF 1481	Lode Claim	ID101885877	SF 365	Lode Claim
ID101510346	SF 758	Lode Claim	ID101549363	SF 1482	Lode Claim	ID101885878	SF 366	Lode Claim
ID101510347	SF 759	Lode Claim	ID101549364	SF 1483	Lode Claim	ID101885879	SF 367	Lode Claim
ID101510348	SF 760	Lode Claim	ID101563880	SF 235	Lode Claim	ID101885880	SF 368	Lode Claim
ID101510349	SF 761	Lode Claim	ID101563881	SF 236	Lode Claim	ID101885881	SF 369	Lode Claim
ID101510350	SF 762	Lode Claim	ID101563882	SF 237	Lode Claim	ID101885882	SF 370	Lode Claim
ID101510351	SF 763	Lode Claim	ID101563883	SF 238	Lode Claim	ID101885883	SF 371	Lode Claim
ID101510352	SF 764	Lode Claim	ID101563884	SF 239	Lode Claim	ID101885884	SF 372	Lode Claim
ID101510353	SF 765	Lode Claim	ID101563885	SF 240	Lode Claim	ID101886664	SF 373	Lode Claim
ID101510354	SF 766	Lode Claim	ID101563886	SF 241	Lode Claim	ID101886665	SF 374	Lode Claim
ID101510355	SF 767	Lode Claim	ID101564803	SF 242	Lode Claim	ID101886666	SF 375	Lode Claim
ID101510356	SF 768	Lode Claim	ID101564804	SF 243	Lode Claim	ID101886667	SF 376	Lode Claim
ID101510357	SF 769	Lode Claim	ID101564805	SF 244	Lode Claim	ID101886668	SF 377	Lode Claim
ID101510358	SF 770	Lode Claim	ID101564806	SF 245	Lode Claim	ID101886669	SF 378	Lode Claim
ID101510359	SF 700	Lode Claim	ID101564807	SF 246	Lode Claim	ID101886670	SF 379	Lode Claim
ID101510360	SF 701	Lode Claim	ID101564808	SF 247	Lode Claim	ID101886671	SF 380	Lode Claim
ID101510361	SF 702	Lode Claim	ID101564809	SF 248	Lode Claim	ID101886672	SF 381	Lode Claim
ID101510362	SF 703	Lode Claim	ID101564810	SF 249	Lode Claim	ID101886673	SF 382	Lode Claim
ID101510363	SF 826	Lode Claim	ID101564811	SF 250	Lode Claim	ID101886674	SF 383	Lode Claim

3-13

Stibnite Gold Project S-K 1300 Technical Report Summary

Serial Number	Claim Name	Type	Serial Number	Claim Name	Type	Serial Number	Claim Name	Type
ID101510364	SF 827	Lode Claim	ID101564812	SF 251	Lode Claim	ID101886675	SF 384	Lode Claim
ID101510365	SF 828	Lode Claim	ID101564813	SF 252	Lode Claim	ID101886676	SF 385	Lode Claim
ID101510366	SF 829	Lode Claim	ID101564814	SF 253	Lode Claim	ID101886677	SF 386	Lode Claim
ID101510367	SF 830	Lode Claim	ID101564815	SF 254	Lode Claim	ID101886678	SF 387	Lode Claim
ID101510368	SF 831	Lode Claim	ID101564816	SF 255	Lode Claim	ID101886679	SF 388	Lode Claim
ID101510369	SF 832	Lode Claim	ID101564817	SF 256	Lode Claim	ID101886680	SF 389	Lode Claim
ID101510370	SF 833	Lode Claim	ID101564818	SF 257	Lode Claim	ID101886681	SF 390	Lode Claim
ID101510371	SF 848	Lode Claim	ID101564819	SF 258	Lode Claim	ID101886682	SF 391	Lode Claim
ID101510372	SF 849	Lode Claim	ID101564820	SF 259	Lode Claim	ID101886683	SF 392	Lode Claim
ID101510373	SF 850	Lode Claim	ID101564821	SF 260	Lode Claim	ID101886684	SF 393	Lode Claim
ID101510374	SF 851	Lode Claim	ID101564822	SF 261	Lode Claim	ID101886685	SF 394	Lode Claim
ID101510375	SF 852	Lode Claim	ID101564823	SF 262	Lode Claim	ID101887464	SF 395	Lode Claim
ID101510376	SF 853	Lode Claim	ID101564824	SF 263	Lode Claim	ID101887465	SF 396	Lode Claim
ID101510377	SF 854	Lode Claim	ID101629117	SF 150	Lode Claim	ID101887466	SF 397	Lode Claim
ID101510378	SF 855	Lode Claim	ID101629118	SF 151	Lode Claim	ID101887467	SF 398	Lode Claim
ID101510379	SF 868	Lode Claim	ID101629119	SF 152	Lode Claim	ID101887468	SF 399	Lode Claim
ID101510380	SF 869	Lode Claim	ID101629120	SF 153	Lode Claim	ID101887469	SF 400	Lode Claim
ID101521342	SF 704	Lode Claim	ID101629121	SF 154	Lode Claim	ID101887470	SF 401	Lode Claim
ID101521343	SF 705	Lode Claim	ID101629122	SF 155	Lode Claim	ID101887471	SF 402	Lode Claim
ID101521344	SF 706	Lode Claim	ID101629123	SF 156	Lode Claim	ID101887472	SF 403	Lode Claim
ID101521345	SF 707	Lode Claim	ID101629124	SF 157	Lode Claim	ID101887473	SF 404	Lode Claim
ID101521346	SF 708	Lode Claim	ID101629125	SF 158	Lode Claim	ID101887474	SF 405	Lode Claim
ID101521347	SF 709	Lode Claim	ID101629126	SF 159	Lode Claim	ID101887475	SF 406	Lode Claim
ID101521348	SF 710	Lode Claim	ID101629127	SF 160	Lode Claim	ID101887476	SF 407	Lode Claim
ID101521349	SF 711	Lode Claim	ID101629128	SF 161	Lode Claim	ID101887477	SF 408	Lode Claim
ID101521350	SF 712	Lode Claim	ID101629129	SF 162	Lode Claim	ID101887478	SF 409	Lode Claim
ID101521351	SF 713	Lode Claim	ID101629130	SF 163	Lode Claim	ID101887479	SF 410	Lode Claim
ID101521352	SF 714	Lode Claim	ID101629131	SF 164	Lode Claim	ID101887480	SF 411	Lode Claim

3.2.3	Stibnite Gold Logistics Facility

On September 9, 2016, IGRCLLC agreed to purchase an undeveloped 25-acre property in fee simple from private interests. The property is situated in Section 7, Township 14N, Range 5E, Boise Meridian. The sale was closed on October 26, 2016. The property’s metallic and non-metallic mineral rights, apart from aggregate materials needed for construction purposes on the property, were retained by the previous owners.

The property, in an area known locally as Scott Valley, has frontage on the Cascade-Warm Lake Highway and was purchased to serve as a project logistics facility. The agreement provides for maintenance of certain pre-existing rights-of-way, easements and rights, none of which would be expected to inhibit use of the property for the intended purposes. IGRCLLC applied for a Conditional Use Permit from the Valley County Planning and Zoning Commission that was granted on October 5, 2020.

3.3	Royalties, Option Agreements and Encumbrances

3.3.1	Option Agreements

On May 3, 2011, a predecessor to SGC entered into an option to purchase 27 patented lode claims totaling approximately 485 acres from the J.J. Oberbillig Estate (the Cinnabar option claims). This agreement was modified in an Amended and Restated Real Property Purchase Agreement effective December 1, 2016. The amended agreement also includes an option on a Right of First Refusal to purchase the surface rights associated with portions of certain patented mill site claims that J.J. Oberbillig Estate sold to Hecla under a Real Estate Purchase and Sale Agreement dated effective as of December 30, 2002. The agreement also includes granting of a renewable easement for a communications tower. Perpetua Resources is obligated to make option payments to maintain the OTP to obtain title to these claims. As of June 30, 2020, the remaining option payments due on the Cinnabar property are US$80,000, which will be paid over the next two years. The agreement includes an option to extend up to 20 years.

3-14

Stibnite Gold Project S-K 1300 Technical Report Summary

On December 10, 2019, a Perpetua Resources subsidiary entered into an option agreement to purchase 3.74 acres from private interests for an electrical switching station site. The OTP has biannual payments of US$2,500 through 2033.

3.3.2	Royalty Agreement

Effective May 9, 2013, Perpetua Resources’ US subsidiaries granted a 1.7% NSR royalty on future gold production from the Project properties to Franco-Nevada. The royalty does not apply to production of antimony and silver. The royalty agreement applies to all patented and unpatented mineral claims, except for the Cinnabar claim group where Perpetua Resources holds an option to purchase but would extend to the Cinnabar claim group were the OTP exercised.

3.3.3	Consent Decrees under CERCLA

Several of the patented lode and mill site claims held by IGRCLLC and SGC comprising part of the West End Deposit, and the Cinnabar claims held under an OTP from the Estate of J.J. Oberbillig are subject to a consent decree entered in the United States District Court for the District of Idaho (United States v. Estate of J.J. Oberbillig, No. CV 02-451-S-LMB (D. Idaho)) in 2003, involving or pertaining to environmental liability and remediation responsibilities with respect to the affected properties described therein. This consent decree provides property access to the regulatory agencies that were party to the agreement and the right to conduct remediation activities under their respective Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and Resource Conservation and Recovery Act (RCRA) authorities as necessary and required to prevent the release or potential release of hazardous substances. In addition, the consent decree requires that heirs, successors and assignees refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies.

Certain mineral properties held by SGC, and that portion of the mineral properties acquired from the Bradley estate pursuant to the Bradley Mining Agreement (i.e. the Yellow Pine Deposit), are subject to a consent decree (United States v. Bradley Mining Co., No. 3:08-CV-03986 TEH (N.D. Cal.)). The consent decree was lodged on February 14, 2012 and approved on April 19, 2012. The consent decree states that if the U.S. Environmental Protection Agency (EPA) or the USDA Forest Service determines that “land/water use restrictions in the form of state or local laws, regulations, ordinances or other governmental controls are needed to implement response activities at the Stibnite Mine Site, ensure the integrity and protectiveness thereof, or ensure non-interference therewith” Bradley Mining or its heirs successors or assigns agree to cooperate with EPA’s or the Forest Service’s efforts to secure such governmental controls.

Perpetua Resources cannot ensure it has identified every consent decree or administrative order that may affect the Stibnite Gold Project.

Under CERCLA, a “bona fide prospective purchaser” defense is a legal defense available to an owner who, after conducting appropriate inquires, establishes that environmental liability occurred before the owner acquired the property. Perpetua Resources has taken and will continue to take all steps required to establish itself as a bona fide prospective purchaser.

3-15

Stibnite Gold Project S-K 1300 Technical Report Summary

3.4	Environmental Liabilities

The Project is in an historical mining district with extensive and widespread past exploration and mining activity, and related environmental effects, spanning nearly 100 years from the early 1900s until today. For detailed ownership and mine development history in the District, refer to Section 5 of this Report.

Actions by prior operators and government agencies have addressed some of the historical environmental issues at the site, but extensive disturbance and adverse environmental impacts remain. Potential environmental liabilities from legacy operations and activities that could have impacts on development of the Project are discussed in Section 17.

3-16

Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 4 TABLE OF CONTENTS

SECTION	PAGE

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography	4-1

4.1	Physiography	4-1

4.2	Climate	4-1

4.3	Access	4-1

4.4	Electrical Power	4-1

4.5	Water Rights	4-2

4.6	Labor, Supplies and Services	4-3

4.7	References	4-3

SECTION 4 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 4-1:	Water Rights Summary	4-3

SECTION 4 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 4-1:	Site Access and Pertinent Existing Regional Infrastructure	4-2

4-i

Stibnite Gold Project S-K 1300 Technical Report Summary

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Physiography

The Project site is located in the Salmon River Mountains approximately 152 road-miles northeast of Boise, Idaho (Figure 3-1) within the watershed of the East Fork of the South Fork of the Salmon River (EFSFSR) at an elevation of ~ 6,500 feet (ft). Nearby mountain peak elevations range from approximately 7,800 to 8,900 ft. The land is heavily wooded with fir and pine trees. Large forest fires burned much of the area in 2002, 2006 and 2007.

4.2	Climate

The climate is characterized by moderately cold winters and mild summers. Most precipitation occurs as snowfall in the winter and rain during the spring. The local climate allows for year-round operations, as evidenced by historical production over extended periods, and climate information.

4.3	Access

The primary existing ground access to the Property is known as the Johnson Creek Route (Figure 4-1) and includes the following segments:

•	Boise to Cascade – Highway 55 (77.4 mi);

•	Cascade to Landmark – two-lane, paved Warm Lake Road (35.6 mi);

•	Landmark to Yellow Pine – single-lane, unpaved Johnson Creek Road (25.3 mi); and

•	Yellow Pine to Stibnite – single-lane, unpaved Stibnite Road (14 mi).

The Johnson Creek Route measures approximately 75 mi from Cascade to Stibnite and is not available at certain times of the year when Johnson Creek Road is impassable due to snow. Alternatively, the South Fork Route provides year-round access to Stibnite because it maintains a lower elevation profile, is paved, and plowed by Valley County. The route follows Warm Lake Road before turning north on the South Fork Road and then turning east onto the East Fork Road towards Yellow Pine and on to the Project site via Stibnite Road. The distance from Cascade to Stibnite via the South Fork Route is approximately 96 mi.

4.4	Electrical Power

The nearest powerline is located along Johnson Creek Road, roughly 8 mi west of Stibnite (Figure 4-1). The powerline along Johnson Creek Road provides 12.5 kV distribution power to local residents along the route and the village of Yellow Pine but would be insufficient to support a mining operation. To support operations related to the Project, powerline infrastructure would need to be installed / upgraded from the main regional Idaho Power Company (IPCo) substation at Lake Fork to the Project site.

4-1

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 4-1:      Site Access and Pertinent Existing Regional Infrastructure

Perpetua Resources
Payette Lake
McCall
Lick Creek Road
STATE
BLM
SH-55
Lake Fork
Perpetua Resources Donnelly Office
BOR
Donnelly
USFS
Lake Cascade
STATE
Cascade
Warm Lake Road
Warm Lake
South Fork Road
Yellow Pine
EFSFSR Road
Stibnite Road
Stibnite Gold Project
Thunder Mountain Road
Johnson Creek Road
USFS
Meadow Creek Lookout Road
Cabin Creek Road
Burntlog Road
Frank Church-River of No Return Wilderness
Landmark
Legend
Existing Tower Location
Existing Substation
Public Roads
12.5kV Line
69kV Line
138kV Line
BLM
State
USDA Forest Service
BOR
Private Perpetua
Trails NFS
0
5
10
Miles
N

4.5	Water Rights

Perpetua Resources’ subsidiaries have four permanent and three temporary water rights in the district (collectively, “Water Rights”). The permanent Water Rights were transferred from the estates of J.J. Oberbillig and Bradley (Table 4-1).The water rights held currently by the subsidiaries of Perpetua Resources are insufficient to support the proposed Stibnite Gold Project development plan included herein, and additional rights will need to be secured through direct permit application and subsequent approval of such rights from the IDWR.

4-2

Stibnite Gold Project S-K 1300 Technical Report Summary

Table 4-1:      Water Rights Summary

Water Right ID	Type	Source	Location of Point of Diversion	Beneficial Use	Maximum Diversion Rate (ft3/s)	Maximum Annual Diversion (acre-feet)
77-7122	Surface Water	EFSFSR	NW ¼ of the NW ¼ , Section 14, T18N, R9E	Storage and Mining	0.33	7.1
77-7141	Ground Water	Well	SW ¼ of the SW ¼, Section 11, T18N, R9E	Domestic	0.20	11.4
77-7285	Ground Water	Well	SE ¼ of the NE ¼, Section 15, T18N, R9E	Storage and Mining	0.50	39.2
77-7293	Surface Water	Unnamed Stream (Hennessy Creek)	SW ¼ of the NE ¼, Section 3, T18N, R9E	Mining	0.25	20.0
Source: IDWR, 2019

4.6	Labor, Supplies and Services

Labor for the construction and operation of the project would be available locally and within the surrounding region. Yellow Pine, which is the nearest town, is located approximately 14 road miles west of the Project. It has a population of approximately 60 people during the summer months, up to 40 in the winter, and limited services such as a general store (now closed), two restaurants, and a few lodging facilities. The nearby Valley County towns of McCall, Donnelly, and Cascade and surrounding areas have a combined population of several thousand people with many diverse services available. Skilled miners, mining professionals, local laborers, and equipment operators would be identified from within Valley County and adjacent Adams and Idaho counties with additional workers sourced throughout Idaho and adjacent states if necessary.

Supplies and services would be acquired from the local community when possible. Many specialized supplies are available in the Boise area. Some supplies and services would have to come from the surrounding region and beyond. Most types of equipment and supplies are transportable to the Boise area by rail or the US Interstate Highway system.

4.7	References

IDWR, 2019. Idaho Department of Water Resources, Water Right Report. Water Right No.: 77-7122, 77-7141, 77-7285, 77-7293. https://idwr.idaho.gov/apps/ExtSearch/WRAJSearch/ accessed 12/3/2019.

4-3

Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 5 TABLE OF CONTENTS

SECTION	PAGE

5	History	5-1

5.1	Past Exploration and Development	5-1

5.1.1	Hangar Flats Deposit	5-2
5.1.2	Yellow Pine Deposit	5-3
5.1.3	West End Deposit	5-3

5.2	Environmental Legacy	5-4

5.3	References	5-4

5-i

Stibnite Gold Project S-K 1300 Technical Report Summary

5	History

Two major periods of mineral exploration, development and operations have occurred in the District. The first period of activity commenced in the mid-1920s and continued into the 1950s; it involved the mining of gold, silver, antimony, and tungsten mineralized materials by both underground and, later, open pit mining methods. Mining claims associated with the Meadow Creek Mine and Yellow Pine Mine (first staked in 1914 and 1923, respectively) were developed and many patented during this period by various interests. Ownership was consolidated by two major landowners who controlled most of the land within the Stibnite Mining District (District). The eastern part was partially consolidated by the Oberbillig family interests and the western part of the District was controlled by the Bradley family interests.

Bradley production was initially from the underground Meadow Creek Mine (ca 1927 to 1937) and later from the larger Yellow Pine underground and subsequently open pit mine (1937 to 1952). The former mill and smelter were subsequently dismantled, and the Stibnite town site abandoned completely in 1958.

During World War II and the Korean War, this District is estimated to have produced more than 90% of the U.S.’ antimony and approximately 50% of the U.S.’ tungsten; materials that were used in munitions, steelmaking, flame retardants, and for other purposes. Mining of these strategic minerals was considered so critical that the U.S. government subsidized the mining activity, managed site operations, and allowed military time to be served at the mine site. Estimated production during this period totaled an estimated 0.53 Moz of gold, 88 Mlbs of antimony and 13.6 Mlbs of contained tungsten.

The second period of major activity in the District started with exploration activities in the early 1970s and was followed by open pit mining and heap leaching from 1982 to 1997. Operators who conducted exploration and/or mineral extraction during this era included, in chronological order, Louisiana Land and Exploration Company, Canadian Superior Mining (U.S.) Ltd. (Superior), El Paso Mining and Milling (El Paso), Rancher’s Exploration Company (Ranchers), Twin Rivers Exploration, MinVen Corporation (MinVen), Pioneer Metals Corporation (Pioneer), Hecla Mining Company (Hecla), Barrick Gold Corporation (Barrick, formerly American Barrick Resources), Stibnite Mine Inc. (SMI), and Dakota Mining Company (Dakota). Gold production during this period totaled an estimated 0.45 Moz Au.

Both the East Fork of the South Fork of the Salmon River and its tributary Meadow Creek have been severely impacted by past mining activity. Additional impacts related to extensive forest fires and the failure of an earthen dam on “Blowout Creek”, a tributary of Meadow Creek, have compounded the mining-related impacts and have increased soil erosion and impacted water quality.

5.1	Past Exploration and Development

There have been two major periods of exploration, development, and operations in the District corresponding to the historical mining periods in the early 1900s through the 1950s and from the early 1970s through the mid-1990s. The history of development and mining in the District is summarized in numerous publications and additional references therein including: Larsen and Livingston (1920); Schrader and Ross (1926); White (1940); Cooper (1951); Hart (1979); Waite (1996); and Mitchell (1995; 2000) and various unpublished reports and documents. Much of the information contained in the text below is taken from these published sources and from unpublished company records. Details of the historical exploration drilling at Stibnite are provided in Section 7.

The mining history of the region began in 1894 when the Caswell brothers began a sluice box operation in Monumental Creek in what is now known as the Thunder Mountain Mining District, located east of Stibnite. During the Thunder Mountain gold rush, many prospectors passed through the area now known as the Stibnite-Yellow Pine District, discovering mercury, antimony, silver, and gold. No work of any significance was completed until around 1917, when the World War I demand for mercury led to the development of several properties east of the main Project area (Larsen and Livingston, 1920; Schrader and Ross, 1926). The first period of large-scale development commenced in the mid-1920s and continued into the 1950s; it involved the mining of gold, silver, antimony, and tungsten mineralized materials by both underground and, later, open pit mining methods.

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Stibnite Gold Project S-K 1300 Technical Report Summary

The second period of major activity in the District started with exploration activities in 1974 and was followed by open pit mining and seasonal on-off heap leaching and one-time heap leaching from 1982 to 1997, with ore provided by multiple operators from a number of locations and processed in adjacent heap leaching facilities.

Between these periods of development, numerous prospects were discovered and explored using soil sampling, rock sampling, trenching, drilling, geophysical methods, and geology. Several of these prospects were developed into successful mining operations.

5.1.1	Hangar Flats Deposit

Gold and antimony mineralization were discovered in what is now called the Hangar Flats area around 1900. Albert Hennessy staked the first claims here in 1914. Initial prospecting and development attempts focused on outcropping gold-silver-antimony mineralization, principally in the Meadow Creek area. By the mid-1920s, Albert Hennessy and his partners, who included J.J. Oberbillig, had established the Meadow Creek Silver Mines Company (MCSM) and had carried out intermittent, but considerable underground development work on what became known as the Meadow Creek Mine.

Homestake Mining Company (Homestake) optioned the property and conducted sampling and metallurgical investigations during this period but decided not to complete a purchase of the property after initial metallurgical investigations indicated that they were unable to process the complex gold-antimony ores (Mitchell, 2000).

In 1921, MCSM was superseded by United Mercury Mines, and by the mid-1920s, the Meadow Creek Mine area was consolidated under Bradley interests, and the mine was systematically explored and developed on six levels with numerous drifts, crosscuts, raises, winzes, and stopes. It subsequently produced gold, silver, and antimony from sulfide ores, which were milled on site from 1928 through 1938. Mine workings were systematically mapped and sampled, and exploration drilling (from both the surface and underground) was carried out to guide the mine development. About 25,426 ft of underground workings were developed in the Meadow Creek Mine, while substantial additional drilling was completed during this period. The Meadow Creek Mine produced gold, silver, and significant quantities of antimony between 1928 and 1937.

In 1937, the Meadow Creek Mine was shut down and production shifted to development of the Yellow Pine Deposit in 1938. From 1943 to 1945, additional core drilling was completed in the mine after operations had ceased. A small amount of tungsten mineralized material was reportedly mined during this period from two levels of the mine that were not caved or flooded (Cooper, 1951).

From 1951 through 1954, the Defense Minerals Exploration Administration (DMEA) carried out an underground exploration program immediately north of the Meadow Creek Mine (Mitchell, 2000). Through the DMEA program, Bradley developed approximately 4,900 ft of underground workings on three levels (Mitchell, 2000) in the area immediately north of the Hangar Flats Deposit. Systematic mapping and sampling of the workings were carried out with the mining of bulk samples that were collected at roughly 5 to 10 ft intervals. Drilling of 27 core holes totalling 13,488 feet from underground stations was also carried out. Detailed drill logs and systematic assaying were well documented.

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Stibnite Gold Project S-K 1300 Technical Report Summary

In the late 1970s, Ranchers leased property interests in the District from Bradley and completed a large soil grid over the trace of the Meadow Creek Fault system, including the area adjacent to the old Meadow Creek Mine. Ranchers’ work outlined several large gold-in-soil anomalies over the old mine site, along the trace of the Meadow Creek Fault system, and north several kilometres to the Yellow Pine Deposit. Ranchers completed some trenching, but no drilling on the anomalies in this area; instead, they focused their work on the Yellow Pine and Homestake deposits (Mitchell, 2000).

In the late 1980s, Hecla acquired Ranchers’ interests and conducted trenching and ground geophysical surveys, as well as drilling 27 shallow reverse circulation (RC) holes in the historical Meadow Creek Mine area. Their trenching and RC drilling outlined a broad, but ill-defined zone of gold mineralization above the old workings and along strike to the north, as well as under the old Meadow Creek mill and smelter complex along the base of the hill (where the old Meadow Creek adits were located). Subsequently, Hecla constructed a heap-leach pad over a portion of the main mineralized area due to the need for a location to leach the oxide ores from the Homestake area of the Yellow Pine Deposit.

5.1.2	Yellow Pine Deposit

The first claims were staked in the Yellow Pine Deposit by prospector Al Hennessy in 1923 who formed the Great Northern Mines Company with J. L. Niday. In 1929, the claims were optioned to F. W. Bradley’s Yellow Pine Mining Company which drove the Monday and Cinnabar tunnels on opposing sides of the valley. Minor underground, open cut exploration, and open cut development occurred in the late 1920s through 1938. Gold, silver and antimony were produced commercially from the Yellow Pine Deposit starting in 1938, with the addition of tungsten in 1941 with continuous production from 1938 to 1952. Underground operations were initiated in 1941 after the discovery of high-grade tungsten beneath the open pit. This development was spurred on based on systematic exploration and development drilling in the Yellow Pine and Homestake areas between 1933 and 1952 by Bradley and the United States Bureau of Mines (USBM) during several drilling campaigns. These drilling programs were initiated due to the demand for antimony, after the U.S. Government declared antimony a strategic metal (The Strategic Minerals Act of 1939), and the discovery of significant tungsten by U.S. Geological Survey (USGS) geologist Donald E. White who was studying USBM drill core from the district in 1941. Based on available compiled records, production from underground and open pit operations during this time period is approximated at 4MT containing 350k oz gold and 80mlbs antimony.

Little work was completed after operations shut down in 1952 until the 1970s when Ranchers and its successor, Hecla, conducted extensive drilling campaigns on the deposit. Hecla completed a prefeasibility study focused on mining of the Yellow Pine deposit in 1987 (Brackebusch, 1987). Barrick optioned the property in the 1995 in a joint venture with Hecla and completed additional drilling and metallurgical test work before dropping the option. Hecla relinquished its control of the property back to the Bradley estate interests after closure and reclamation of the oxide operations at the Homestake pit in the late 1990s (Mitchell, 2000).

5.1.3	West End Deposit

Gold mineralization was first discovered along the West End Fault by Bradley interests in the late 1930s working with USBM staff conducting strategic minerals investigations. Bradley’s exploration focused on replacement of reserves at their Yellow Pine mining operation. Subsequent work by the USGS outlined a large multi-element soil anomaly (Leonard, 1973) that led to systematic follow-up by Superior and its successors.

A modern era of exploration and development stretched from the mid-1970s to the late-1990s, prompted primarily by the rise in gold prices and the development heap-leach oxide gold recovery methods (Mitchell, 2000). Superior conducted geological, geophysical, and geochemical investigations from 1974 to 1977 to evaluate the potential for heap-leach oxide gold in the West End and adjacent Stibnite deposit (now collectively known as West End). Five heap-leach pads were constructed, and a 2,000 to 3,000 st/d oxide mining operation began in 1982. Open pit mining at the West End Mine and heap-leach processing was conducted by Superior until 1984 when ownership of the deposit changed hands when Mobil Oil purchased Superior Oil. The West End mine did not operate in 1985, however heap leach processing of previously mined material continued throughout 1985 (Mitchell, 2000).

5-3

Stibnite Gold Project S-K 1300 Technical Report Summary

Pioneer purchased the mine from Mobil in 1986 with financing assistance from The Mining Finance Corporation and Twin Rivers Minerals, which owned 25% of the West End Pit and 18% of Pioneer’s stock (Mitchell, 2000). Pioneer became the operator of the West End mine and continued to explore and produce until 1991. From 1991, ownership of the West End open pit mine and processing facilities changed hands from Pioneer to Pegasus Gold Corporation (Pegasus), and then to MinVen (later changed to Dakota). During this time, the mining and exploration activities in the area continued under MinVen’s subsidiary company, Stibnite Mine Inc. (SMI). SMI continued to conduct sporadic drilling and development of the West End pit, including a small area on the east side of the West End Deposit known as the Stibnite pit, and a small pit approximately 1.5 miles to the southeast known as the Garnet Pit, into the late-1990s. Between 1982 and 1997 crushed oxide material from the West End pits was placed in the Upper Meadow Creek valley after being leached, neutralized, and rinsed (Mitchell, 2000) in an area now commonly referred to as the Spent Ore Disposal Area (SODA). Some spent ore was also used during reclamation as backfill in the Garnet pit and on some former access and haul roads during 1998 - 2000 reclamation by state and federal agencies.

5.2	Environmental Legacy

Both the East Fork of the South Fork of the Salmon River and its tributary Meadow Creek have been severely impacted by past mining activity. The mining, milling, and processing activities created numerous legacy impacts including underground mine workings, multiple open pits, development rock dumps, tailings deposits, heap leach pads, spent heap leach ore piles, a mill and smelter site, three town sites, camp sites, a ruptured water dam (with its associated erosion and downstream sedimentation), haul roads, an abandoned water diversion tunnel, an airstrip, and other disturbances.

Extensive forest fires have compounded the human-created impacts and have increased soil erosion and impacted water quality. Both the main stem of Meadow Creek and its East Fork tributary have been severely impacted by past mining activity.

The East Fork of Meadow Creek, locally known as “Blowout Creek”, is today one of the largest sources of sediment for this part of the Salmon River. “Blowout Creek” got its name from a water dam that failed in 1965 with a washout that scarified an erosional channel and drained the meadow and the productive wetlands above. The erosional and dewatering effects continue today, with sediment being flushed downstream choking the spawning grounds of Meadow Creek and the EFSFSR.

The EFSFSR, a branch of the Salmon River headwaters, currently runs through the old Yellow Pine pit (sometimes referred to locally as the “Glory Hole”). First mined in the late 1930s and abandoned in the late 1950s, the pit has since filled with river water and sediment and formed a lake. While recreationists currently camp on the old mine benches within the open pit and catch fish in the un-reclaimed pit lake, anadromous and local fish populations have not been able to migrate upstream from this point since 1938.

5.3	References

Brackebusch, Fred W., November 1987, Hecla Mining Company, Yellow Pine Sulfide Project Pre-Feasibility Study, 92p.

Cooper, J.R. (1951) Geology of the tungsten, antimony, and gold deposits near Stibnite, Idaho: U.S. Geological Survey Bulletin 969-F, 197 p.

5-4

Stibnite Gold Project S-K 1300 Technical Report Summary

Hart, A.A. (1979) A historical summary and cultural resource study of Yellow Pine, Stibnite, and Cinnabar, Valley County, Idaho. Stibnite mining project: Idaho State Historical Society manuscript, 23 p.

Larsen, E.S., and Livingston, D.C. (1920) Geology of the Yellow Pine cinnabar mining district, Idaho: U.S. Geological Survey Bulletin 715-E, p. 73-83.

Leonard, B.F. (1973) Gold Anomaly in Soil of the West End Creek Area, Yellow Pine District, Valley County, Idaho: U.S. Geological Survey Circular 680, 22 p.

Mitchell, V.E. (1995) History of the Stibnite Mining Area, Valley County, Idaho: University of Idaho, Moscow, Idaho, Idaho Geological Survey Special Report prepared for the U.S. Forest Service, 166 p.

Mitchell, V.E. (2000) History of the Stibnite mining area, Valley County, Idaho: Idaho Geological Survey Staff Report S-00-3, 152 p.

Pincock, Allen, and Holt. (2003). Yellow Pine Project Idaho, USA Technical Report: Prepared for Vista Gold Corp: Lakewood, CO: November 17, 2003.

Waite, R.G. (1996) To Idaho’s Klondike: The Thunder Mountain Gold Rush, 1901-1909. Journal of the West, v. 35, p. 65-67.

White, D.E. (1940) Antimony deposits of a part of the Yellow Pine District, Valley County, Idaho, Strategic Minerals Report of Investigations, U.S. Geological Survey Bulletin 922-I, p. 247-279.

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 6 TABLE OF CONTENTS

SECTION	PAGE

6	Geological Setting, Mineralization, and Deposit	6-1

6.1	Geological Setting Alteration and Mineralization	6-1

6.1.1	Yellow Pine Deposit	6-4
6.1.2	Hangar Flats Deposit	6-5
6.1.3	West End Deposit	6-7

6.2	Deposit Types	6-9

6.3	References	6-13

SECTION 6 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 6-1:	Bedrock Geology of the West Side of the Stibnite Mining District	6-2
Figure 6-2:	Stibnite Roof Pendant Stratigraphy	6-3
Figure 6-3:	Yellow Pine Geological Model	6-4
Figure 6-4:	Yellow Pine Generalized Alteration Zonation	6-5
Figure 6-5:	Hangar Flats Geological Model	6-6
Figure 6-6:	Hangar Flats Generalized Alteration Zonation	6-7
Figure 6-7:	West End Geological Model	6-8
Figure 6-8:	West End Generalized Alteration Zonation	6-9
Figure 6-9:	Geochemistry of CTGD Deposits Compared to SGP-Area Deposits	6-11
Figure 6-10:	Main Stage Gold Mineralization (70-65 Ma)	6-12
Figure 6-11:	Antimony-Tungsten Mineralization	6-12
Figure 6-12:	Epithermal Gold Mineralization Stage (~50-38 Ma)	6-13

6-i

Stibnite Gold Project S-K 1300 Technical Report Summary

6	Geological Setting, Mineralization, and Deposit

The Project area is located in the Salmon River Mountains, a high-relief mountainous physiographic province in central Idaho. Bedrock in the region can be subdivided into several groups based on age, lithology, and stratigraphic relationships. In a broad sense, rock sequences in the region can be subdivided into those that are part of the pre-Cretaceous metasedimentary “basement,” the Cretaceous Idaho Batholith, Tertiary intrusions and volcanics, and Quaternary unconsolidated sediments and glacial materials. The SGP is situated along the eastern edge of the Idaho Batholith, on the western edge of the Thunder Mountain caldera complex and within the Central Idaho Mineral Belt.

6.1	Geological Setting Alteration and Mineralization

Large, north-south striking, steeply dipping fault structures exhibiting pronounced gouge and multiple stages of brecciation occur in the District and are often associated with east-west and northeast-southwest trending splays and dilatant structures. Many of the District’s structural features exhibit evidence for pre- syn- and post- mineralization movement. The Yellow Pine and Hangar Flats deposits are hosted primarily by intrusive phases of the Idaho Batholith along the Meadow Creek Fault Zone (MCFZ), as shown on Figure 6-1. The West End Deposit is hosted primarily by Neoproterozoic to Paleozoic carbonate and siliciclastic metasedimentary rocks of the Stibnite roof pendant along the West End Fault Zone (WEFZ) (Figure 6-2).

Mineralization and alteration in the District are associated with multiple hydrothermal alteration events occurring through the Paleocene and early Eocene epochs. Mineralization occurs in numerous locations throughout the District in medium- to coarse-grained, felsic to intermediate intrusive host rocks and typically occurs as disseminated replacement mineralization within structurally prepared dilatant zones or adjacent to district- and regional-scale fault zones. Mineralization also occurs in association with sheeted veins, stockworks, endoskarns, and complex polymictic breccias. In the metamorphosed sedimentary rocks, mineralization occurs in association with dense fracture zones in structurally prepared sites and as stratiform manto-style replacements in reactive carbonate and calcareous siltite and schist units, as well as in cross-cutting vein arrays, breccia veins and dikes, and jasperoids (quartz-replaced carbonates).

Main-stage gold mineralization and associated potassic alteration typically occurs in structurally prepared zones in association with very fine-grained disseminated arsenical pyrite (FeS2) and, to a lesser extent, arsenopyrite (FeAsS), with gold almost exclusively in solid solution in these minerals. Antimony-tungsten mineralization is associated with silicification and brecciation resulting in stibnite (Sb2S3) veining and distinctive black matrix breccias within discrete structural zones. A later stage of mineralization crosscutting early disseminated styles and primarily effecting rocks of the Stibnite roof pendant is associated with epithermal quartz-adularia-carbonate veins. Carbonates, primarily iron-magnesium rich calcite and ankerite, along with potassium-rich illite (“sericite”) and to a lesser extent chlorite and smectite clays are common alteration assemblages peripheral to the pervasive potassium feldspar and sericite alteration in the cores of the intrusive hosted deposits or in late structural zones.

6-1

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-1:     Bedrock Geology of the West Side of the Stibnite Mining District

Yellow Pine Deposit
West End Deposit
West End Fault Zone
Meadow Creek Fault Zone
Scout Valley Fault Zone
Hangar Flats Deposit
2730000
2735000
2740000
1190000
1185000
1180000
Legend
Gold pA 0.3 g/t in drillholes
Rhyolite Dike
Latite Dike
Diabase Dike
Contacts
Fault location approximate
Fault location certain
ob Overburden
fz Fault Zone
Kg Granite
Kgds Granodiorite of the Stibnite stock
Kgd Granodiorite
Ocs Calc-silicate of Midnight Creek
Ouq Upper quartzite
Ohm Hermes marble
O€mq Middle quartzite
O€mm Middle marble
O€ucs Upper calc-silicate
€lq Lower quartzite
EZqpc Quartz pebble conglomerate
Zfm Fern marble
Zlcs Lower calc-silicate
Zqs Quartzite and schist
Zmss Schist of Moores Station Formation
Zu Paleozoic metasediments undiff
Projection NAD83 SP ID West (US Feet) 50ft c.i.
Date: 1/11/2019 Prepared by: Midas Gold
4,000 Feet
N

6-2

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-2:     Stibnite Roof Pendant Stratigraphy

Exploration Target
Lithology
Unit
Maximum Thickness in Feet
Midnight Ck Calc-silicate (Ocs)
100
West End, Exit, Sugar, Stibnite
= Known Mineralization
* = Detrital zircon sample
Upper Quartzite (Ouq)*
2200
Unconformity
West End, Sugar, Cinnabar, Upper Cinnamid, Exit
Hermes Marble (Ohm)
300
Middle Quartzite (OЄmq)*
250
Unconformity
Doris K, Upper Midnight
Middle Marble (OЄmm)
500
Doris K, Upper Midnight, Homestake
Upper Calc-Silicate (OЄucs)
375
Cambrian - Ordovician (?)
Lower Quartzite (Єlq)*
560
Garnet, E. Rabbit, West End, Stibnite, Broken Hill, Ridge Top, Cinnamid, Saddle, Fern
Quartz - Pebble Conglomerate (Єqpc)*
300
Unconformity
Fern Marble (Zfm)
490
Neoproterozoic
Lower Calc - Silicate (Zlcs)
900
Yellow Pine, Hangar Flats, West End, Scout Mule, Sugar, W. Rabbit
Unconformity
Quartzite - Schist (Zqs)*
460
K-T intrusive

Stibnite Roof Pendant Bedrock Stratigraphic Column after (Smitherman, 1985; Stewart et al., 2016)

6-3

Stibnite Gold Project S-K 1300 Technical Report Summary

6.1.1	Yellow Pine Deposit

Mineralization in the Yellow Pine Deposit is structurally controlled and localized by the northerly striking MCFZ and by conjugate splay or cross structures (Figure 6-3). The deposit shows metal zonation with gold mineralization occurring throughout the deposit footprint but with antimony and tungsten primarily in the central and southern portions of the deposit (Figure 6-4). Most of the mineralization in the deposit occurs west of the MCFZ and east of the Hidden fault zone. The geometry, width and continuity of precious metals mineralization changes along strike in the deposit in conjunction with a bend in the MCFZ and its intersection with the Hidden fault zone. To the south, gold and antimony mineralization occur within a breccia zone of the MCFZ. The width of mineralization ranges from 80 ft to 165 ft, extends for over 800 feet along strike, and is open at depth in this area.

Figure 6-3:            Yellow Pine Geological Model

In the central region of the deposit, between 1,188,200N and 1,189,600N, mineralization is broadly disseminated over a width of 500 feet east of the Hanging Wall fault and west of the post-mineralization Hennessey fault, except where Hennessey fault has offset the western part of the mineralization to the north (Figure 6-3). Gold and antimony mineralization in the central region of the deposit are bounded to the south by a complex fault network. The width of mineralization in central area of the Yellow Pine deposit ranges from 165 ft to over 650 ft wide, over 1,400 feet of strike length and extends down dip over 1,200 ft.

6-4

Stibnite Gold Project S-K 1300 Technical Report Summary

Mineralization in the northern Homestake area of the Yellow Pine deposit ranges from 80 to 150 ft thick and extends for over 800 ft along strike and down dip. Mineralization occurs as a tabular body in the hanging wall of the Hidden fault/Clark Tunnel structure. The tabular zone steepens to the west and is truncated to the west against the East Boundary fault, a gouge zone within the MCFZ. Directly east of the MCFZ gouge, is a silicified fault corridor which is moderately mineralized in the Homestake area. Gold mineralization also occurs within the metasediments at Homestake, where both disseminated and vein-hosted gold occurs within the upper Calc-Silicate and Middle Marble formations.

Figure 6-4:             Yellow Pine Generalized Alteration Zonation

West
East
2731000
2732000
2733000
6000
6000
5000
5000
Sericite
Chlorite
Gold Antimony
Kaolinite
Smectite
2020 Conceptual Mineral
Resource Limiting Pit
Sericite
Gold Potassic
Unaltered
Metasediments
Silica
Replacement
Unaltered
Intrusives
FeCarbonate
Sericite
500
Feet
Sericite
Ground_Surface
Overburden
2020 Resource Cone
Fault
Gold-Potassic
Gold-Antimony
Sericite
Sericite-Chlorite
FeCarbonate-Sericite
Kaolinite
Unaltered Intrusives
Unaltered Metasediments
Smectite
Silica Replacement

Section 1189100N NAD 1983 State Plane ID West Ft

6.1.2	Hangar Flats Deposit

Mineralization in the Hangar Flats Deposit is entirely intrusive hosted and is localized in and along the flanks of the MCFZ. The highest grades of gold, silver, and antimony occur within sub-vertical, north-plunging, tabular to pipelike breccia bodies formed at the intersection of the main north-south structural features and shallowly northwest-dipping dilatant splay structures (Figure 6-5). These mineralized breccia zones range from 16 ft to over 330 ft in true thickness and can be traced several hundred feet down dip. Disseminated replacement style gold mineralization occurs throughout the MCFZ and eastern footwall in higher-grade tabular breccia zones. Disseminated gold mineralization also occurs as shallowly dipping tabular bodies along the northwest dipping splay structures which pinch out to the east away from the main MCFZ. Alteration zonation is similar to that developed in the Yellow Pine deposit, but more tightly constrained to structures (Figure 6-6).

6-5

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-5:            Hangar Flats Geological Model

B South
North B'
2020 Conceptual Mineral Resource Limiting Pit
Sawyer Fault
Fulgerite Fault
Hampton Fault
Wonacott Fault
Cooper Fault
West A
East A'
Sawyer
Leonard
Wonacott Fault
Franson
Cooper Fault
Meadow Creek Fault Zone
Fulgerite Fault
Hampton Fault
Franson Fault
Sawyer Fault
Wonacott Fault
Cooper Fault
Ground_Surface
Overburden
2020 Resource Cone
Fault
Alaskite
Breccia
Diabase
Gouge
Gouge Cataclasite
Granodiorite
Rubble
1,000 Feet
Spatial Reference: NAD 1983 State Plane Idaho West 1103 ft
c.i. 50ft

6-6

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-6:             Hangar Flats Generalized Alteration Zonation

West
7000
2731000
2732000
2733000
East
7000
2020 Conceptual Mineral Resource Limiting Pit
Meadow Creek Fault Zone
Gold
Gold Antimony
Sericite-Chlorite
Unaltered Intrusives
6000
6000
Unaltered Intrusives
Sericite
Gold
Sericite
Sericite-Chlorite
500
Feet
Section 1178600N NAD 1983 State Plane ID West Ft
Ground_Surface
Overburden
2020 Resource Cone
Fault
Gold-Potassic
Gold-Antimony
Sericite
Sericite-Chlorite
Unaltered Intrusives

6.1.3	West End Deposit

Mineralization in the West End Deposit is structurally and stratigraphically controlled. Within the WEFZ, gold mineralization occurs within silicified breccia zones, sheeted quartz-adularia vein arrays and as replacement style mineralization situated where the northwest striking, northeast dipping calc-silicate and schistose units intersect the WEFZ (Figure 6-7). Alteration is dominated by sulfide replacement of iron-bearing mineral phases in favorable metasedimentary rocks and associated with quartz-potassium feldspar replacement and quartz-adularia-carbonate-sulfide veining (Figure 6-8). These mineralized zones occur as stacked ellipsoidal bodies plunging along the intersection of favorable lithologic units and faults zones and as tabular bodies extending along bedding (Figure 6-5). Mineralization also occurs as fracture filling within siliciclastic sequences and other less favorable lithologic units. True widths of these bodies range from 50 ft to over 330 ft. Drilling by Perpetua Resources has intersected gold mineralization associated with the WEFZ well below the historic pit bottom – as deep as 1,300 ft below the original ground surface - where mineralization was exposed prior to mining. The hanging wall of the WEFZ tends to exhibit relatively more dilatant and dispersed structures relative to the footwall and, therefore, is more significantly mineralized. Open-space-fill quartz veins and silicified breccias are typical within higher grade zones of mineralization. Degree of oxidation in the West End Deposit is a function of both depth and proximity to faults and fractures. Both pervasive and fracture hosted oxidation is common throughout the deposit to depths of approximately 300 ft below the pre-mining topographic surface. Discrete zones of pervasive oxidation occur below this depth in the vicinity of the WEFZ and subsidiary structures. Oxidation is interpreted to have resulted from both infiltrating precipitation and from deep-seated circulation of meteoric fluids through structural zones.

6-7

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-7:            West End Geological Model

6-8

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-8:            West End Generalized Alteration Zonation

West
East
2735000
2736000
2737000
Pre-Mining Topography
Gold Potassic
Quartz Adularia Veins
Gold Potassic
Polymetalic Veins
Sericite/ Carbonate Dissolution
7000
7000
2020 Conceptual Mineral Resource Limiting Pit
Silicification
6000
500
Feet
6000
Section 1189150N NAD 1983 State Plane ID West Ft
Ground_Surface
Overburden
2020 Resource Cone
Fault
Silica Replacement
Polymetalic Veins
Qtz-Adularia
Gold-Potassic
Sericite/Carbonate dissolution
Unaltered Metasediments

6.2	Deposit Types

Gold-antimony-silver-tungsten deposits of the Stibnite Mining District are not readily categorized based on a single genetic deposit model due to complexities associated with multiple overprinting mineralization events and uncertainties regarding sources of mineralizing hydrothermal fluids. Early workers attributed the mineralization to the Idaho Batholith (Schrader and Ross, 1926); to hot springs associated with igneous intrusions (Thomson, 1919); to the Thunder Mountain caldera (Larsen and Livingston, 1920); to Tertiary dikes and small stocks (Bell, 1918; Thomson, 1919); or to both the batholith (gold and antimony) and the volcanics (mercury) (Currier 1935). Workers in the early 1970s considered some of the mineralization to be similar in style to deposits in the Yellow Jacket Co-Cu-Au belt farther east and attributed the precious metal mineralization to iron formations associated with what were interpreted as metavolcanics rocks (Jayne, 1977). Cookro (1985) attributed the tungsten to Cretaceous skarns. Cookro et al. (1987) noted isotopic signatures that suggested an igneous or metamorphic origin likely of Late Cretaceous age but also noted the potential for overprinting Tertiary mineralization. Criss et al. (1983; 1991) noted associations between Tertiary intrusions and meteoric dominated epithermal systems including Yellow Pine. Bookstrom et al. (1998) attributed the various metals in the District to a variety of deposit types including distal disseminated gold, Au-Ag and mixed metal veins, simple antimony veins, disseminated antimony, quartz-scheelite veins and breccia deposits, mixed metal skarns and hot springs mercury. Konyshev (2020) noted similarities to the reduced intrusive systems in the Tintina Belt, specially Donlin Creek. Others have noted similarities to Carlin-type systems and reduced intrusion gold deposits (Dail et al., 2015; Dail, 2016; Hofstra et al., 2016) and orogenic gold to antimony-gold bearing Carlin-like systems in China (Dail, 2014; Gillerman et al., 2019). The complicated paragenesis and prolonged extent of mineralizing events in the area span tens of millions of years and preclude application of a single genetic model.

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Stibnite Gold Project S-K 1300 Technical Report Summary

A generalized model for the earliest disseminated gold-arsenic replacement mineralization event could involve assimilation of reduced metals-enriched black shales in ascending magmas with subsequent differentiation of metal enriched volatile phases and passage of those fluids into the shallow crustal environment along regional, deep-seated structures. In southeast Idaho, Hall et al. (1978) and Mclntyre et al. (1976) noted scavenging of metals from Paleozoic rocks by magmatic and meteoric fluids associated with both Cretaceous and Tertiary granites in a 145-km long by 15-45-km wide belt of metalliferous Neoproterozoic and Paleozoic units known as the Idaho Black Shale Belt. These rocks are not present in the District but do occur directly along strike and may be present at depth beneath the District (Dail, 2015; Gillerman et al., 2019; Wintzer, 2019). The Bayhorse area stratigraphic succession, which includes the Idaho Black Shale Belt, is interpreted to be at least partly correlative to the Paleozoic sediment package at Stibnite (Yonkee et al., 2015; Lewis et al., 2014) and Neoproterozoic to Ordovician carbonate and siliciclastic sequences in north Idaho and eastern Washington also may be correlative. Geochemical and isotopic associations imply hydrothermal cells scavenged at least some metals from older strata not exposed in the District or immediate area including some with derivation from Archean crust or protoliths. Gillerman et al., (2014; 2019) reported Pb isotopic values from Stibnite ore minerals that included a component derived from Archean crustal sources. Wintzer (2019) compared the common lead signature of rocks and ores in the metalliferous Black Shale sequence in southeast Idaho to ores and minerals in the District and there is a close correlation providing evidence for magmatic assimilation and/or deep circulation of hydrothermal fluids to deep crustal levels where rocks with these lead isotopic signatures may be present. Taylor et al. (2007) used strontium and neodymium isotope data to draw similarities between southeast Idaho Neoproterozoic to Paleozoic sediment isotopic signatures and those of the Atlanta lobe of the batholith, inferring these sediments were assimilated into the batholith. In the Idaho Panhandle, Rosenberg and Wilkie (2016) reported an isotopic link between Late Cretaceous-Early Paleocene hydrothermal systems and buried Archean crust in Snowbird-type fluorite deposits contemporaneous with extensional faulting and intrusion of the Bitterroot lobe of the Idaho Batholith, suggesting assimilation of the shale belt may have occurred along much of the length of the Cretaceous accretionary margin.

Isotopic and petrochemical characteristics suggest hydrothermal fluids may have been sourced from reduced magmas that encountered and incorporated older metasedimentary rocks during magma ascension through the crust (Gillerman et al, 2019). However, there are no known intrusive rocks of the same age as the main stage gold mineralization in the District. Fluid chemistry, mineralogy, timing and tectonic setting of this mineralization event is consistent with the gold deposition mechanism proposed by Muntean et al. (2011) for formation of Carlin-type gold deposits (CTGDs). Fluids resulting from volatile saturation during magma ascent underwent additional segregation in which gold, sulfur and arsenic are concentrated in the vapor phase and iron partitions into the brine phase allowing significant mass transport of gold in vapor while precluding pyrite precipitation. Subsequent mixing of the vapor with meteoric water, reaction of acidic gold-rich fluids with carbonate minerals and scavenging of iron from host rocks results in deposition of gold in rimmed arsenian pyrite and arsenopyrite over broad regions of disseminated mineralization characteristic of both Carlin-type and Stibnite District deposits. Host rock lithologies differ from CTGDs, but tectonic setting on the passive Paleozoic margin, absence of causative intrusions, fluid chemistry, depth of formation, overall geochemical relationships, structural associations and timing of mineralization are compellingly similar.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-9:            Geochemistry of CTGD Deposits Compared to SGP-Area Deposits

The earlier gold-arsenic mineralization event was overprinted by younger, lower temperature Sb-W mineralization and, subsequently, epithermal gold mineralization associated with quartz-adularia-carbonate veins. The Sb-W deposits of the Stibnite Mining District share similarities with other Au-Sb-W deposits in Spain, Portugal, Bolivia, and China, as described by Dail (2014; 2016) and Gillerman et al. (2019) to include associations with major shear zones, Paleozoic host rocks (especially carbonate sequences), quartz and carbonate gangue mineralogy, and low temperatures of formation. Based on similar ages, the epithermal vein mineralization, and possibly the Sb-W mineralization, resulted from circulation of meteoric fluids driven by shallow Eocene intrusions in an extensional environment.

A schematic of the geologic model for the various deposits and exploration prospects is shown on Figure 6-10 to Figure 6-12. These conceptual figures, from Gillerman et al. (2019), illustrate the spatial geological relationships of the major deposits, and the interpreted conceptual model of the hydrothermal systems over time.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-10:             Main Stage Gold Mineralization (70-65 Ma)

Figure 6-11:            Antimony-Tungsten Mineralization

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 6-12:             Epithermal Gold Mineralization Stage (~50-38 Ma)

6.3	References

Bell, R.N. (1918) Quicksilver and Antimony Discoveries in Central Idaho: Idaho Mining Department, Bull. no. 1, 12 p.

Bookstrom, A.A., Johnson, B.R., Cookro, T.M., Lund, K., Watts, K.C., King, H.D., Kleinkopf, M.D., Pitkin, J.A., Sanchez, J.D., and Causey, J.D. (1998) Potential mineral resources, Payette National Forest, Idaho: description and probabilistic estimation, USGS Open-File Report 98-219a, 270 p.

Braudy, N., Gaschnig, R., Wilford, D., Vervoort, J., Nelson, C.L., Davidson, C., Kahn, M.J., and Tikoff, B. (2017) Timing and deformation conditions of the western Idaho shear zone, West Mountain, west-central Idaho. Lithosphere. v.9, pp.157-183.

Cookro, T.M. (1985) Depositional controls of breccia-fill and skarn tungsten deposits in the Challis quadrangle: U.S. Geological Survey Bulletin 1658Q, p. 193-201.

Cookro, T. M., Silberman, M. L., and Berger, B.R. (1987): Gold-Tungsten-Bearing Hydrothermal Deposits in the Yellow Pine Mining District, Idaho; in Bulk Mineable Precious Metal Deposits of the Western United States; Geological Society of Nevada Symposium Proceedings, p. 577–624.

Criss, R.E. and Taylor, H.P. (1983) An 18O/16O study of Tertiary hydrothermal systems in the southern half of the Idaho Batholith. Geological Society of America Bulletin, v.94, pp. 640-663.

Criss, R.E., Fleck, R.J., and Taylor, H.P. Jr. (1991) Tertiary meteoric hydrothermal systems and their relation to ore deposition, northwestern United States and southern British Columbia: Journal Geophysical Research: Solid Earth, v. 96, no. 8, July 30, 1991.

Currier, L.W. (1935) A preliminary report on the geology and ore deposits of the eastern part of the Yellow Pine District, Idaho, Idaho Bureau Mines and Geology, Pamphlet No. 43, June 1935, 37p.

Dail, C.M. (2014) Antimony (Sb): Deposit Types, Distribution & Frontiers for New Resources: SME Critical Minerals Conference, Denver, CO, August 4, 2014.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Dail, C.M. and Gillerman, V. (2015) Sediment-hosted Mineralization in Neoproterozoic to Paleozoic Platform and Platform Margin Carbonates and Siliciclastics in the Stibnite-Yellow Pine Mining District: A Northern Nevada Analog? Society Economic Geology Forum on Carlin Style Deposits, Geological Society of Nevada 2015 Symposium, Poster, extended abstract and oral presentation, May 17, 2015.

Dail, C.M. (2016), Antimony -The Forgotten Metalloid: Deposit Types, Distribution and Outlook, American Exploration & Mining Association, Poster, extended abstract and oral presentation, December 2016.

Gillerman, V.S., Isakson, V.H., Schmitz, M.D., Benowitz, J., and Layer, P.W. (2014) Geochronology of Intrusive Rocks and Hydrothermal Alteration at the Structurally Controlled Stibnite Au-Sb-W Deposit, Idaho. Geological Society of America, Abstracts with Programs. Vol. 46, No. 6, p. 165.

Gillerman, V.S., Schmitz, M.D., Benowitz, J.A., and Layer, P.W. (2019) Geology and Temporal Evolution of Alteration and Au-Sb-W Mineralization, Stibnite Mining District, Idaho. Idaho Geological Survey Bulletin B-31, 163 p.

Hall, W. E., Rye, R. O., and Doe, B. R. (1978), Wood River mining district, Idaho-intrusion related lead-silver deposits derived from country rock source: U.S. Geological Survey, Journal Research, v. 6, p. 579-592.

Hofstra, A., Marsh, E., Bennett, M., and Logan, L. (2016) Carlin-Like Gold in the Idaho Batholith – Evidence from the Yellow Pine Deposit. GSA Annual Meeting, abstract and oral presentation, Denver, Colorado, January 2016.

Jayne, D.I. (1977) Stibnite Area Exploration Report (1977) Valley County, Idaho: Unpublished Report for Canadian Superior Mining, 46 p.

Konyshev, S.A. (2020) Metasedimentary Rock-hosted Au-(Sb-Hg) Deposits within the Stibnite Roof Pendant, Yellow Pine Mining District, Idaho. Ph.D. thesis, University of Nevada, Reno, Center for Economic Geology, 396 p.

Larsen, E.S. Jr., and Livingston, D.C. (1920) Contributions to economic geology, 1920, Part I, Metals and nonmetals except fuels--Geology of the Yellow Pine cinnabar-mining district, Idaho. US Geological Survey Bulletin 715-E, pp. 73-83.

Lewis, R. S., Stewart, D.E., Stewart, E.D., Isakson, V., Schwartz, D., and Vervoort, J.D. (2014) Mesoproterozoic (?) to Paleozoic Strata in the Stibnite-Edwardsburg Area, Central Idaho. Geologic Society of America, Abstracts with Programs. Vol. 46, No. 5, p. 80.

Muntean, J., Cline, J., Simon, A. and Longo, A. (2011) Magmatic-hydrothermal origin of Nevada/'s Carlin-type gold deposits. Nature Geoscience, no. 4. p.122-127.

Rosenberg, P. and Wilkie, K. (2016) Age and Origin of Fluorite-Bearing, Snowbird-Type Veins, Western Montana, Conference presentation, 68th Annual Rocky Mountain GSA Section Meeting.

Schrader, F.C. and Ross, C.P. (1926) Antimony and Quicksilver Deposits in the Yellow Pine District, Idaho, U.S. Geological Survey Bulletin 780-D, Contributions to Economic Geology, Part I, pp. 137-167.

Surface Science Western (2012) Dynamic SIMS Analysis of Powder Samples from Four Composites (Homestake, Comp A3, YP-Typical Au, HP-HiSb-Ag), SSW Reference: 03112.BCM Final report, February 28, 2012, 45 p.

Tate C.A., Mitchell, V.E., and Stanford, L.R. (2016) Database of the Mines and Prospects of Idaho (version 1.2016.1), Idaho Geological Survey.

Taylor, C.D., Winick, J.A., Unruh, D.M., and Kunk, M.J. (2007) Geochronology and geochemistry of the Idaho-Montana porphyry belt, in Lund, K., ed., Earth Science Studies in Support of Public Policy Development and Land Stewardship—Headwaters Province, Idaho and Montana: U.S. Geological Survey Circular 1305 , p. 26–39.

Thomson, F.A. (1919) Section on Antimony, in Livingston, D.C. ed., Tungsten, Cinnabar, Manganese, Molybdenum and Tin Deposits of Idaho, University of Idaho School of Mines Report, v. XIV, Bulletin no. 2, p. 49-51, p. 55-65.

Wintzer, N.E. (2019) Geology, Geochronology, and Geochemistry of the Stibnite -Yellow Pine Gold-Antimony-Tungsten Mining Area, Idaho. Ph.D. thesis, Washington State University, School of the Environment, 280 p.

Yonkee, W. and Weil, A. (2015) Tectonic evolution of the Sevier and Laramide belts within the North American Cordillera orogenic system. Earth-Science Reviews, 150, pp. 531-593.

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 7 TABLE OF CONTENTS

SECTION				PAGE

7	Exploration and Drilling			7-1

	7.1	Exploration Potential		7-1

	7.2	Exploration Methods		7-4

	7.3	Potential for Expansion of The Yellow Pine, Hangar Flats and West End Deposits		7-4

		7.3.1	Yellow Pine	7-4
		7.3.2	Hangar Flats	7-6
		7.3.3	MCFZ Trend	7-9
		7.3.4	West End	7-9

	7.4	Potential Underground Mining Prospects		7-14

	7.5	Drilling		7-18

		7.5.1	Pre-Perpetua Resources Drilling	7-21
		7.5.2	Perpetua Resources Exploration Drilling	7-30
		7.5.3	Site Characterization Drilling	7-32
		7.5.4	Metallurgical Drilling	7-34

	7.6	Drilling Data Collection		7-34

		7.6.1	Geologic Logging	7-34
		7.6.2	Drilling Recovery	7-34
		7.6.3	Rock Quality Designation	7-35
		7.6.4	Drill Hole Collar Surveys	7-35
		7.6.5	Down Hole Surveys	7-35
		7.6.6	Sample Length and True Thickness	7-35
		7.6.7	Core, Cuttings, Reject and Pulp Storage	7-36

	7.7	Drill Hole Data Validation		7-36

	7.8	Drill Hole Database		7-36

		7.8.1	Yellow Pine Drill Hole Database	7-37
		7.8.2	Hangar Flats Drill Hole Database	7-37
		7.8.3	West End Drill Hole Database	7-38
		7.8.4	Historical Tailings Drilling Database	7-39

	7.9	References		7-39

SECTION 7 LIST OF TABLES

TABLE	DESCRIPTION	PAGE
Table 7-1:	Pre-Perpetua Resources and Perpetua Resources Drilling by Mineralized Area	7-18

Table 7-2:	Pre-Perpetua Resources Drill Holes	7-21

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 7-3:	Drilling by Area Completed by Perpetua Resources	7-30

Table 7-4:	Drill Hole Data Used in the Yellow Pine Mineral Resource Estimate	7-37

Table 7-5:	Drill Hole Data Used in the Hangar Flats Mineral Resource Estimate	7-38

Table 7-6:	Drill Hole Data Used in the West End Mineral Resource Estimate	7-39

Table 7-7:	Drill Hole Data Utilized in the Historical Tailings Mineral Resource Estimate	7-39

SECTION 7 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE
Figure 7-1:	Prospects and Conceptual Long Sections on Generalized Geology	7-2

Figure 7-2:	East Side and West Side Long Sections through the District	7-3

Figure 7-3:	Yellow Pine and West End Block Modeled Gold Grade x Thickness	7-4

Figure 7-4:	E-W Cross Section 1,189,400N through the Yellow Pine and West End Deposits	7-5

Figure 7-5:	E-W Cross Section 1,189,900N through the Clark Knob Target	7-6

Figure 7-6:	Plan Map Showing the Hangar Flats Expansion Targets	7-7

Figure 7-7:	E-W Cross Section 1,178,300N through the Hangar Flats Deep Target	7-8

Figure 7-8:	N-S Long Section 2,731,220E through the Hangar Flats Deposit	7-8

Figure 7-9:	Plan Map of MCFZ Prospects, Geophysical Anomalies (l) and Geochemical Anomalies (r)	7-10

Figure 7-10:	Significant West End Drill Intercepts and Expansion Targets	7-11

Figure 7-11:	E-W Cross Section 1188300N of the West End SW Extension and East Stibnite Targets	7-12

Figure 7-12:	E-W Cross Section 1,190,100N through the Dead End Target	7-13

Figure 7-13:	E-W Cross Section 1,188,700N through the Splay and Stibnite North Targets	7-13

Figure 7-14:	E-W Cross Section 1,190,700N through the NE Extension Target	7-14

Figure 7-15:	Plan Map of the Scout Prospect	7-15

Figure 7-16:	Plan Map of Grade x Thickness at the Garnet Prospect	7-16

Figure 7-17:	Long Section through Upper Midnight Target looking Northeast	7-17

Figure 7-18:	Drill Hole Collar Locations	7-20

Figure 7-19:	Yellow Pine Drill Hole Collar Locations	7-24

Figure 7-20:	Hangar Flats Drill Hole Collar Locations	7-26

Figure 7-21:	Historical Tailings Drill Hole Collar Locations	7-28

Figure 7-22:	West End Drill Hole Collar Locations	7-29

Figure 7-23:	Site Characterization Drilling	7-33

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Stibnite Gold Project S-K 1300 Technical Report Summary

7                      Exploration and Drilling

The District has been the subject of exploration and development activities for nearly 100 years, yet much of the area remains poorly explored due to its remote location, poor level of outcrop and extensive glacial cover. Perpetua has reliable records for several thousand historical drill holes (exclusive of blast holes) totaling nearly 450,000 feet. Other historical drilling campaigns are known to have occurred, but were poorly documented, and that information is not tabulated in this report.

In addition to the historical drilling, Perpetua has completed extensive exploration work over the last decade that has included: geophysics; rock, soil and stream sampling and analysis; geologic mapping; mineralogical and metallurgical studies; and extensive drilling campaigns. Since 2009, Perpetua has completed over 600 drill holes totaling over 300,000 feet. Details of the various drilling campaigns and methods are described in Section 7.5.

This newer data has been integrated with datasets from previous operators and provides a comprehensive toolkit for future exploration. These efforts have led to the identification of over 75 prospects with varying levels of target support. These prospective areas include targets within, under and adjacent to existing deposits; bulk mineable prospects along known or newly identified mineralized trends; high grade underground targets and early-stage greenfield prospects and conceptual targets based on geophysics or geologic inference. Details of some of the more promising targets are summarized herein.

Exploration targets include conceptual geophysical targets, geochemical targets from soil, rock and trench samples, and results from widely spaced drill holes; as a result, the potential size and tenor of the targets are conceptual in nature. There has been insufficient exploration to define mineral resources on these prospects and this data may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

7.1	Exploration Potential

Numerous prospects have been discovered during exploration and development activities in the Stibnite Mining District (District) over the past 100 years using a variety of methods; some of these prospects were developed into mines while others remain undeveloped. Besides pit expansion possibilities around and below the three main deposits (Yellow Pine, Hangar Flats, and West End), other exploration targets may one day warrant consideration for development if they can be proven viable after additional exploration, environmental, socio-economic, metallurgical, engineering, and other appropriate studies and following any required permitting. Perpetua Resources has developed an extensive pipeline of over 70 discrete high-potential exploration targets within the core of the District, but much of the District and land position is poorly explored even today after over 100 years of activity in the area. Besides extensive drilling campaigns, exploration work by Perpetua Resources has included collection and gold- and multi-element analyses of approximately 300 -80 mesh stream sediment samples; approximately 5,000 -80 mesh soil samples; approximately 2,500 rock chip samples; collection and analyses of a 595 line-mile airborne electromagnetic (EM) and aeromagnetics survey; induced polarization and resistivity surveys along 13 lines, totaling 13 line-miles; Self Potential (SP) surveys along 6 lines totaling 4.23 line-miles; and controlled-source audio-frequency magnetotellurics (CSAMT) surveys along 13 lines totaling 31 line-miles. These geochemical and geophysical surveys were integrated with extensive historical operator exploration data to generate and further define exploration targets.

Some of the more significant prospects are summarized below and shown on a simplified geologic map (Figure 7-1) modified from Stewart et al. (2016). Conceptualized cross sections through the east side and west sides of the District are provided on Figure 7-2. See Section 6 for details on the District geological setting and additional details on deposit types and models.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-1:      Prospects and Conceptual Long Sections on Generalized Geology

Dikes
Faults
Mineralized Zones
Prospects
Qal - Alluvium
Meadow Creek Fault Zone
Hidden Fault Zone
Kg - Granite
Kgd - Granodiorite
Kgds - Granodiorite Stibnite Stock
Kgdp - Granodiorite Porphyry
Ocs - Calc-silicate of Midnight Creek
Ouq - Upper Quartzite
Ohm - Hermes Marble
O_mq - Middle Quartzite
O_mm - Middle Marble
O_mmq - Middle Marble Quartzite
O_ucs - Upper Calc-silicate
_lq - Lower Quartzite
_Zqpc - Quartz Pebble Conglomerate
Zfm - Fern Marble
Zlcs - Lower Calc-silicate
Zqs - Quartzite and Schist
Zqp - Quartzite of Profile Creek
Zsms - Schist of Moores Station Fm.
Zmms - Marble of Moores Station Fm.
Ze - Edwardsburg Formation
OZmu - Metasedimentary Rocks
Yellow Pine
West End
Hangar Flats
A
A'
B
B'
C
C'
Salt Creek
Hot Wire
Sugar
Sugar South
Generator Ridge
Proton
Volt
Exit
Dead End
Stibnite North
Joule
Powerhouse
Photon
Static
East Stibnite
Huckleberry
SW Extension
Breaker
Wall
Switch
Broken Hill
Hogback
AC-DC
Hermes
South Midnight
Monday
Slade
UMZ
Ridgetop
Energizer
Plasma
Upper Midnight
Short Circuit
Cinnabar
Fiddle
Jasperoid Ridge
QFCI
North Tunnel
Saddle
Capacitor
Current
ICBM
Doris K
Smokin' Boulder
Upper Garnet
Fern
Insulator
Fuse
Scout
West Garnet
Crosscut
Garnet
Buck's Bed
DMEA
11-99
Box
Fulgorite
Sparky's Revenge
East Rabbit
West Rabbit
Resistor
Conductor
PS2
Prometheus
Blow-Out
Mule
N
0
2,000
4,000
Feet
2730000
2735000
2740000
2745000
1195000
1190000
1185000
1180000
1175000

Note: Geology modified from Stewart et al, 2016. Grid: 1983 Idaho State Plane West (feet)

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-2:      East Side and West Side Long Sections through the District

Note:	Cross sections modified from Wintzer, 2019 and Perpetua Resources. Unit name abbreviations and color scheme same as Figure 7-1. Red hatch areas represent conceptualized zones of alteration and mineralization and black hatch areas represent areas of past surface and underground mining and development.

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Stibnite Gold Project S-K 1300 Technical Report Summary

7.2	Exploration Methods

Perpetua Resources, its predecessors, and historical operators and owners have used a variety of techniques to evaluate the mineral potential of the Stibnite District. These techniques include geologic mapping, stream sediment and rock chip sampling, geophysical surveys, petrological and mineralogical research, trenching and drilling.

7.3	Potential for Expansion of The Yellow Pine, Hangar Flats and West End Deposits

All three major deposits with reported Mineral Resources (Section 11) remain open to expansion and this potential is described in the following sections subject to the caveats for exploration prospects noted previously in this section. Mineralized material occurs between, beneath, and laterally around both the mineral reserve pits and conceptual mineral resource cones for all three deposits. A map showing the 2020 Feasibility Study mineral reserve pit limits and some of these opportunities at the Yellow Pine deposit and West End deposits is provided on Figure 7-3.

Figure 7-3:      Yellow Pine and West End Block Modeled Gold Grade x Thickness

Note:	Grade x thickness calculated by summing 2020 Conceptual Mineral Resource block grades to existing ground surface datum.

7.3.1	Yellow Pine

The Yellow Pine Deposit is open at depth and along strike in the north, northeast, and southwest directions along the Meadow Creek Fault Zone (MCFZ) and subsidiary structures. Targets are defined by mineralized holes drilled by both Perpetua Resources and pre-Perpetua Resources operators. The area between the Yellow Pine and West End deposits is poorly tested and is mostly covered with talus, but mineralization is known to exist along the Huckleberry Fault Zone (Figure 7-4) and presents a promising but poorly evaluated target.

Other targets associated with the Yellow Pine deposit include the Monday Tunnel, Hidden Fault Deep, Big G, North Meadow Creek Fault, Clark Knob, and Sub W targets.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-4:      E-W Cross Section 1,189,400N through the Yellow Pine and West End Deposits

The Monday Tunnel Target on the continuation of the MCZF south of the main Yellow Pine Deposit has been the subject of underground exploration and limited drilling by the U.S. Bureau of Mines and Bradley Mining Company in the 1940s-1950s and more recently by Perpetua Resources. Mineralization is relatively narrow and steeply dipping and occurs in intrusive rocks along and within the MCFZ and metasedimentary rocks east of the fault but is covered beneath a relatively thick (100-200 ft) veneer of glacial materials.

The Hidden Fault Deep Target is located at the northwest edge of the Yellow Pine Deposit (Figure 7-3) along the trace of the Hidden Fault Zone (HFZ). The target is supported by three Perpetua Resources holes covering an area approximately 1,100 ft (NE-SW) by 450 ft (NW-SE) over a range of 5,185 to 5,900 ft in elevation. The HFZ is poorly defined away from the main pit area, likely has had post-mineral movement, but remains open to the southwest and down dip.

The Big G Target comprises a northeast-trending zone 1,050 ft long by 500 ft wide lying along the trace of the G-Fault at depth and contains some promising intercepts (Figure 7-3). The G-Fault is a structure originally mapped underground and in the open pit during the Bradley era and is interpreted to be a mineralized structure that underwent post-mineralization movement.

The North Meadow Creek Fault Target lies on the northeast side of the Yellow Pine deposit and is defined by fifteen Perpetua Resources and several pre-Perpetua Resources drill holes (Figure 7-3). The zone is bounded on the northwest by the East Boundary Fault and extends across an elongated ellipsoidal target area to the northeast and southwest. Mineralization is hosted in intrusive rocks west of the MCFZ and within metasedimentary and intrusive rocks east of the fault. The MCFZ exhibits post-mineralization displacement with the latest movement likely having a right-lateral sense of displacement. This post-mineralization movement has attenuated mineralization, forming lenses that vary in grade depending upon the amount of mineralized rock versus unmineralized rock caught up in the structural zone.

The Clark Knob Target consists of a large ovoid area located beneath and along the flanks of the northwestern end of the Yellow Pine Mineral Reserve pit and contains numerous drill holes that encounter mineralization. Mineralization has been intersected down-dip of the intervals within the mineral reserve pit both within the conceptual mineral resource cone and below it (Figure 7-3 and Figure 7-5).

7-5

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-5:      E-W Cross Section 1,189,900N through the Clark Knob Target

Note:	Potential mineralization shown here may be partially included within the 2020 Conceptual Mineral Resource Cone as discussed in Section 11 of this Report.

The Sub W Target consists of the area beneath the former Yellow Pine pit and Mineral Reserve pit at depth and contains several intercepts in an area approximately 650 ft (NE-SW) by 300 ft (NW-SE) over elevations ranging between 5,000 and 5,700 ft (Figure 7-3).

7.3.2	Hangar Flats

The Hangar Flats Deposit is located along the MCFZ and the intersection of a series of subsidiary or splay faults that trend east-northeast and northeast and dip to the northwest. A corridor more than 3,000 ft long north, east, and west of the main deposit is inadequately drill-tested outside of the known deposit (Figure 7-6). Targets associated with the Hangar Flats deposit include Hangar Flats Deep, DMEA, 11-99, and HF East targets (Figure 7-7 and Figure 7-8).

Historical sampling and production records from the former Meadow Creek Mine define the Hangar Flats Deep (HFD) Target, a zone of high-grade gold-antimony mineralization in a 30- to 330-ft-wide corridor along the western boundary of the MCFZ that remains open along strike and down dip. This was historically called the “West Ore Body” by Cooper (1951) and was never mined by previous underground mining operations. Figure 7-7 shows several drill holes, which intersected multiple high-grade intercepts, some containing several percent antimony and highly anomalous tungsten values within broad zones of gold mineralization that represent a portion of this body of mineralized material.

7-6

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-6:      Plan Map Showing the Hangar Flats Expansion Targets

The DMEA target lies beneath the northern part of the Hangar Flats Mineral Reserve Pit and was initially discovered in the early 1950s by USBM and Bradley during underground exploration under the federally sponsored Defense Mineral Exploration Administration program. The MCFZ is poorly tested over a distance of at least several thousand feet beyond the DMEA prospect, which has been explored by a single drift driven along the eastern side of the MCFZ fault trace in this target area. The underground workings were extensively mapped and sampled in the 1950s and indicate the presence of northeast-trending high-grade vein systems. A large zone of mineralization was sampled perpendicular to the MCFZ by pre-Perpetua Resources underground channel sampling, which produced a length-weighed average gold grade of 6.5 g/t over 92 ft (1.56 g/t over 300 ft).

A geotechnical hole (MGI-11-099), drilled west of the Hangar Flats deposit in 2011 intercepted a previously unidentified zone of high-grade gold-antimony mineralization that cut 152 ft averaging 1.34 g/t Au, 12 g/t Ag, 0.65% Sb. The intercept was at considerable depth downhole and the hole terminated in mineralization. Examination above the intercept did not disclose any altered or mineralized rocks at the surface. Mineralization appears open and possibly extends along strike, down dip, and possibly up dip from the drill intercept, based on airborne geophysical surveys (magnetics and EM), CSAMT, and interpretation of oriented core data. However, given the intercept is in a single hole, the trend of the zone is uncertain.

7-7

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-7:       E-W Cross Section 1,178,300N through the Hangar Flats Deep Target

Figure 7-8:      N-S Long Section 2,731,220E through the Hangar Flats Deposit

Note:	Potential mineralization shown here may be partially included within the 2020 Conceptual Mineral Resource Cone as discussed in Section 11 of this Report.

7-8

Stibnite Gold Project S-K 1300 Technical Report Summary

The HF East Target is large area east of the Hangar Flats deposit that has limited drill testing. There are several large structures (Wonacott, Leonard, and Hampton faults) that could be potentially mineralized along their traces northeast along strike and up dip from the deeper zones intersected in the main deposit area along the MCFZ. Fan drilling in 2009-2010 and historical DMEA-sponsored drilling under the airstrip confirms the northeast striking and northwest dipping low angle faults extend beneath the valley bottom to the northeast and are at least locally mineralized (Figure 7-6).

7.3.3	MCFZ Trend

The MCFZ trend consists of a ~2-mile long north-south string of prospects aligned along the MCFZ and associated cross structures. The Hangar Flats Deposit lies at the southern end with the Yellow Pine Deposit at the northern end. The major prospects along this trend are shown on Figure 7-2 and Figure 7-9. Targets include the Monday Tunnel (Section 7.3.1) and the DMEA Tunnel (Section 7.3.2) at either end of the zone. Other targets include North Tunnel and Smokin’ Boulder. Conceptual targets north and northeast of the Hangar Flats deposit include at least four stacked mineralized zones known as the Sparky’s Revenge, Fulgurite, NDMEA, and Crosscut prospects that are northeast striking, shallow to moderately northwest-dipping, and altered (Figure 7-9). There are several other targets along the western side of the MCFZ and at depth, that are defined by geophysical interpretation and geologic inference.

7.3.4	West End

There is potential to expand the West End Deposit at depth down-dip and along strike to the northeast and southwest, peripheral to the proposed Mineral Reserve pit. Most of the upper parts of the deposit that were previously mined were in oxidized or transitional materials and legacy operators occasionally only utilized cyanide-leach gold assay methods even when the holes intersected sulfide-bearing materials. This was used for most of the prospects peripheral to the conceptual Mineral Resource pit. Assaying only for leachable gold could result in underestimating gold grades in these target areas and within zones of the West End Deposit itself. Some of the peripheral targets include Exit and Dead End targets on the northern end of the reserve pit; the Stibnite North, Tesla, and Switch targets to the southeast; and the South Midnight and Southwest Extension targets to the south and southwest (Figure 7-10). The Joule prospect is located east of the resource pit and is defined by soil, rock chip, and geophysical anomalies, but has never been drilled.

7-9

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-9:     Plan Map of MCFZ Prospects, Geophysical Anomalies (l) and Geochemical Anomalies (r)

Breaker
Watt
2020 Yellow Pine
Mineral Reserve Pit
Monday
IPA
Sizzle
IPB
IPC
Fiddle
IPD
LEGEND
2020 Mineral Reserve Pit
Significant Prospect/Target
CSAMT Anomaly
IP Anomaly
Patented land outline
Surface projection of legacy underground workings
GFCI
N. Tunnel
IPE
North
IPF
Smokin' Boulder
IPG
Fuse
Crosscut
NDMEA
Sparky's Revenge
Fulgurite
11-99
2020 Hangar Flats
Mneral Reserve Pit
Scale in Feet
0 200 400 600 800

Breaker
Watt
2020 Yellow Pine
Mineral Reserve Pit
Monday
IPA
Sizzle
IPB
LEGEND
2020 Mineral Reserve Pit
Significant Prospect/Target
CSAMT Anomaly
IP Anomaly
Patented land outline
Surface projection of legacy underground workings
Au (g/t)
DHs, Rocks, Soils
-0.343 to 0.005
0.005 to 0.025
0.025 to 0.05
0.05 to 0.25
0.25 to 36.01
-0.005 to 0.005
0.005 to 0.025
0.025 to 0.05
0.05 to 0.25
0.25 to 70.01
-0.005 to 0.005
0.005 to 0.01
0.01 to 0.025
0.025 to 0.05
0.05 to 3.091
IPC
Fiddle
IPD
N. Tunnel
IPE
North
IPF
Smokin' Boulder
IPG
Fuse
Crosscut
NDMEA
Sparky's Revenge
11-99
2020 Hangar Flats
Mineral Reserve Pit
Scale in Feet
0 200 400 600 800

7-10

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-10:      Significant West End Drill Intercepts and Expansion Targets

AU Grade (g/t) x Thickness (ft)
500
400
300
200
100
0
West End Deposit
Exit
NE Extension
Dead End
Stibnite N.
Joule
E. Stibnite
Switch
Huckleberry
SW Extension
Watt
Broken Hill
Tesla
S. Midnight
Short Circuit
N
0
500
1,000
Feet
Exploration Targets
SGP Faults
Feasibility Study Reserve Pit
Drill Trace with >0.25 gt AU in red
2734000
2735000
2736000
2737000
1191000
1190000
1189000
1188000
1187000
1186000

7-11

Stibnite Gold Project S-K 1300 Technical Report Summary

The West End deposit is open down-dip along nearly its entire strike length (Figure 7-11). The target consists of a poorly explored area 330 ft wide and extending approximately 2,100 ft along strike beneath the 2020 Mineral Reserve Limiting Pit.

Figure 7-11:      E-W Cross Section 1188300N of the West End SW Extension and East Stibnite Targets

WE - 1188300
Looking North
Section Thickness +/- 20ft
7500
7000
6500
6000
2020 Mineral Reserve Pit
2020 Mineral Resource Cone
W-047
195' @
1.65 g/t Au
SW Ext Target
PM-89-78
185' @
3.46 g/t Au
East Stibnite Target
Au g/t
0.25 - 0.75
0.75 - 1.50
1.50 - 2.0
>2.0 g/t
> 0.1% Sb

Note:	Potential mineralization shown here may be partially included within the 2020 Conceptual Mineral Resource Cone as discussed in Section 11 of this Report.

The Dead-End Fault Target lies below and along the northeast flank of the 2020 West End Mineral Reserve pit near the former NE Extension pit (Figure 7-12). Mineralization in the NE Extension pit is hosted within the Hermes Marble and the Stibnite Stock and is composed of dense quartz-adularia vein stockworks and sheeted vein arrays, biotite replacement by illite and sulfides, and polylithic breccias in a series of steeply dipping northeast striking faults.

The Stibnite North target is defined by Perpetua Resources and Pioneer Metals drill holes (Figure 7-13). Mineralization may continue down-dip and along strike within favorable faults and lithologies extending past the Mineral Reserve Limiting Pit. Limited outcrop exposures in old, partially backfilled roadcuts indicate the presence of abundant gold-bearing, quartz-adularia-sulfide veins. Structural analysis of the limited outcrop and drill data here suggests a northeast-striking vein swarm that is steeply dipping to vertical. That vein swarm intersects the lower calc-silicate sequence directly beneath the resource pit. The Ag:Au ratios in drill intercepts are consistent with the presence of these vein systems, which tend to have higher ratios than those in mineralization from the main West End Deposit.

7-12

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-12:      E-W Cross Section 1,190,100N through the Dead End Target

Note:	Potential mineralization shown here may be partially included within the 2020 Conceptual Mineral Resource Cone as discussed in Section 11 of this Report.

Figure 7-13:      E-W Cross Section 1,188,700N through the Splay and Stibnite North Targets

Note:	Potential mineralization shown here may be partially included within the 2020 Conceptual Mineral Resource Cone as discussed in Section 11 of this Report.

The Exit Target is located northwest of the main West End Fault Zone and includes an extension of the fault to the east-northeast (Figure 7-14). The area is identified by a strong surface soil and rock chip gold anomaly over an area of approximately 950 ft by 1,600 ft. Canadian Superior identified an apparently continuous zone of gold mineralization over 360 ft in outcrop within a distinctive sequence of magnetite schist and phyllite that averages 0.72 g/t gold in chip samples from road cuts (unpublished Canadian Superior maps and records).

7-13

Stibnite Gold Project S-K 1300 Technical Report Summary

The Exit target is adjacent to and northwest of NE Extension target (Figure 7-14) which is located within and along the extension of the fault northeast of the former West End Pit. A conceptual target composed of the Exit and NE Extension zones generally trends northwest-southeast within favorable stratigraphic units where they cut northeast and north-south structural features similar in style to mineralization in the adjacent West End Pit. The target is located beneath and beyond the boundaries of the former open pit.

Figure 7-14:      E-W Cross Section 1,190,700N through the NE Extension Target

Note:	Potential mineralization shown here may be partially included within the 2020 Conceptual Mineral Resource Cone as discussed in Section 11 of this Report.

7.4	Potential Underground Mining Prospects

Several prospects and targets have been defined in the District that exhibit potential for discovery of deposits amenable to underground mining subject to the caveats for exploration prospects noted previously in this section. These prospects are located on the east side of the valley and are distinct from those discussed in connection with the MCFZ. The more significant prospects that have been identified are presented below and include Scout, Garnet, Upper Midnight, Doris K, and Fern.

Scout is a potentially underground-mineable Au-Ag-Sb exploration prospect discovered in the 1930s by Bradley interests and further evaluated during Strategic Minerals investigations in the 1940s and 1950s (Figure 7-15). Detailed exploration by other operators followed between the early 1970s and mid-1990s and included IP, VLF electromagnetic surveys, mapping, drilling, and resource estimation. Pre-Perpetua Resources drilling includes 18 holes totaling 6,912 ft. Perpetua Resources work includes IP and CSAMT surveys, mapping, rock and stream sediment sampling, and completion of 21 drill holes totaling 15,629 ft.

7-14

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-15:      Plan Map of the Scout Prospect

Scout Mineralized Material
≥0.3 g/t Au and ≥0.1% Sb
projected vertically to the surface.
OPEN
Legend
Midas Gold drill hole collar & trace >0.5 g/t Au
Pre-Midas Gold drill hole collars & trace >0.5 g/t Au
IP line with anomaly
CSAMT line with anomaly
Antimony ≥0.1%
Mineralization ≥0.3 g/t Au
Patented Mill Site Claims
N
Feet
Projection: NAD83 State Plane ID West (US Feet)
Date: 9/21/2020
Prepared By: Midas Gold

7-15

Stibnite Gold Project S-K 1300 Technical Report Summary

The Garnet prospect is the site of past underground exploration in the 1920s-30s and a later open pit in the 1990s. The prospect was known in the 1920s as the Murray Prospect when at least two, short underground adits were excavated on antimony-tungsten-gold occurrences (Cooper, 1951). In the 1940s the prospect was briefly examined by the Bradley interests for antimony and tungsten, but there was minimal work and no reported development during that era. The former underground prospects located to the northwest of the Garnet Creek drainage were reported to have been reopened as dozer cuts in the 1960s and produced and shipped minor amounts of hand-cobbed antimony ore (<100 tons) by the Oberbillig interests from large stibnite veins exposed in the now collapsed Murray Prospect upper adit (Savage, 1963). The prospect is a potential underground exploration target, but there is a remote possibility of an open pit target as well. Steep slopes likely would impede economic development of an open pit due to the interpreted geometry which plunges into the hillside.

There are several targets in and around the former Garnet open pit (Figure 7-16). Mineralization is open down dip of previously mined mineralization hosted within the Fern marble unit (A on Figure 7-16). Much of the past drilling did not penetrate the lower calc-silicate or was not assayed due to sulfide content since the 1970s-1980s drilling was targeting cyanide-leachable oxide ores. Specifically, the intersection of the lower calc-silicate unit, a favorable host sequence elsewhere in the District, and the GCFZ is mostly untested and a promising target (B on Figure 7-16). Holes drilled to the south and west of the open pit were too shallow to have tested that intersection, as were holes to the north. A low resistivity, high chargeability feature at the projected depth and location of the interpreted mineralized body was identified in both an east-west 1976 El Paso frequency-domain EM line approximately 150 ft north of the pit and 2011 Perpetua Resources time-domain IP line, Crowley 1, approximately 450 ft north of the pit.

Figure 7-16:      Plan Map of Grade x Thickness at the Garnet Prospect

Note:	Grade x thickness calculated using all data and includes mined out material within the former open pit. Data gridded and summed using inverse distance squared and a 25 ft x 25 ft grid and smoothed. Grades below lower detection limit given zero value and data includes cyanide and fire assay analyzed samples. Gridding did not utilize pit blast hole data. Geologic unit symbology same as on Figure 7-1.

7-16

Stibnite Gold Project S-K 1300 Technical Report Summary

The Upper Midnight prospect is located north-northeast and northeast of the Garnet Prospect. It was originally identified prior to World War II and briefly examined for the prospect’s antimony potential by the Bradley interests in the 1950s. The prospect was re-discovered in the early 1970s when El Paso and Superior sampled and defined numerous large gold-in-soil and rock chip anomalies in the immediate area of the WWII era prospects. In 1976, sampling of a black carbonate outcrop at Upper Midnight returned high-grade gold assays (>40 g/t), which were followed up by air track, core, and RC drilling that confirmed the presence of a small, poorly defined, but high-grade mineralized zone. Subsequent drilling campaigns included 2,349 ft in 28 shallow core, RC, and air track percussion holes but did not adequately test the down-dip extent or strike extensions of this zone, which appears to be approximately 60 ft thick (true width) with a length-weighted average gold grade within the mineralized zone of 8.33 g/t (Figure 7-17).

Figure 7-17:      Long Section through Upper Midnight Target looking Northeast

A
A'
PH-70
EPE-78-02
PH-69
PH-89
EPE-78-01
PH-56
PH-94
PH-90
PH-91
Overburden
10' @ 5.28 g/t Au
Length Weighted Average Grade 8.31 g/t Au
35' @ 8.57 g/t Au
40' @ 12.0 g/t Au
100' @ 6.72 g/t Au
Upper Calc-silicate
Mineralized Zone
75' @ 14.7 g/t Au
45' @ 0.457 g/t Au
42' @ 5.38 g/t Au
Lower Quartzite
Middle Marble
Upper Midnight Cross-Section A-A'
Looking NE
0
25
50'

The Doris K prospect has been known since at least the mid-1920s when it was known as the Doris K #3 prospect (Schrader and Ross, 1926). It was reported to be a high-grade gold-silver-antimony occurrence that was exposed in hand-dug cuts in the 1920s over a 15 ft by 100 ft area with much of the material reportedly averaging over 70% stibnite. Mineralization was described as trending parallel to stratigraphy (northwest striking) with an unmineralized quartzite hanging wall and a mineralized, vuggy, quartz-altered carbonate footwall. Savage (1963) reported that the Oberbillig interests processed some of the antimony-bearing material from this prospect at the United Mercury Mine Mill on Johnson Creek in 1963, but the amount and grade of material removed and processed is unknown. In the 1970s, both El Paso and Canadian Superior conducted soil and rock sampling in the area with one roadcut averaging 2.6 g/t gold over 25 feet within a 90-150-ft wide by 450-ft long roughly north-south breccia body.

7-17

Stibnite Gold Project S-K 1300 Technical Report Summary

High-grade gold occurrences in the Fern area have been known since 1903 (Bell, 1918) when prospectors examined the area during the Thunder Mountain gold rush. Placer mining for gold was attempted around the turn of the century but apparently was unsuccessful. Mercury exploration, development, and minor production (approximately 40 flasks) occurred intermittently from 1917 to the 1920s over a vertical distance of approximately 1085 ft (Larsen and Livingston, 1920; Schrader and Ross, 1926). In the 1940s, the USBM conducted mercury exploration, including extensive trenching (USBM, 1943a, 1943b). In the 1950s, additional trenching was completed under the DMEA program. In the early 1960s, additional sampling, trenching, and drilling of 5 holes totaling 1,503 ft were completed under an Office of Mineral Exploration (OME) contract.

7.5	Drilling

The Project area, including the three main deposits, has been drilled by numerous operators, totaling 793,769 ft in 2,723 drill holes, of which Perpetua Resources drilled 637 holes totaling over 344,465 ft since 2009 (Table 7-1). Methods have varied by operator, time period, and deposit across the District. Methods have included air track, auger, churn, both surface and underground core, RC, rotary, sonic, percussion holes, and cone penetration tests. Perpetua Resources employed a variety of drilling methods including core, reverse circulation (RC), auger, and sonic throughout the District, but with the primary method being core. This section presents a discussion on pre-Perpetua Resources drilling followed by a discussion of Perpetua Resources drilling.

Table 7-1:      Pre-Perpetua Resources and Perpetua Resources Drilling by Mineralized Area

Mineralized Area	Pre-Perpetua Resources Drilling		Perpetua Resources Drilling		Total Drilling
	# Holes	Feet	# Holes	Feet	# Holes	Feet
Yellow Pine	770	148,545	253	160,585	1,023	309,130
Hangar Flats	117	30,631	143	109,265	260	139,896
West End	889	208,039	53	39,680	942	247,720
Historical Tailings	26	1,554	63	5,725	89	7,279
Scout	18	6,912	28	15,859	46	22,771
Other	266	53,624	97	13,352	363	66,976
Totals	2,086	449,304	637	344,465	2,723	793,769
Notes: (1) For clarity the numbers in the table have been rounded to the nearest whole number.

Pre-Perpetua Resources drilling was completed in conjunction with several surface and underground mining operations. Perpetua Resources drilling has been conducted for the purposes of exploration, mineral resource definition, metallurgy, and geotechnical engineering. The location of each mineralized area, along with their associated drill hole collars for both Perpetua Resources and Pre-Perpetua Resources drilling, can be found on Figure 7-18.

The Yellow Pine mineralized area has been drilled by 10 operators over the past 80 years and the total Yellow Pine database comprises approximately 309,130 ft of drilling in 1,023 holes. Drilling employed a variety of methods including core, RC, rotary, and air track. The pre-Perpetua Resources drilling was primarily performed in conjunction with surface and underground mining operations.

The Hangar Flats mineralized area has been drilled by six operators over the past 90 years totaling approximately 139,896 ft of drilling in 260 holes. Drilling employed a variety of methods including surface and underground core, RC, rotary, and sonic. Much of the pre-Perpetua Resources drilling was performed in conjunction with underground mining operations.

7-18

Stibnite Gold Project S-K 1300 Technical Report Summary

The West End mineralized area has been drilled by six operators over the past 80 years and the total West End database comprises approximately 247,720 ft of drilling in 942 holes. Drilling employed a variety of methods including core, RC, rotary, and air track. The pre-Perpetua Resources drilling was primarily performed in conjunction with surface mining operations.

The Historical Tailings area has been drilled by two operators over the past 25 years and the total Historical Tailings database comprises approximately 7,279 ft of drilling in 89 holes. Drilling employed a variety of methods including RC, sonic, and auger. Pre-Perpetua Resources drilling was primarily conducted for groundwater investigations.

The Scout prospect has been drilled by five operators over the past 65 years and the total Scout database comprises approximately 22,771 ft of drilling in 46 holes. Drilling employed a variety of methods including core, RC, and air track. All drilling at Scout has been conducted as exploration drilling or geotechnical investigations.

Project wide drill holes in the mineralized areas were drilled on a variety of orientations to intersect north-, northeast-, and northwest- striking structural features which control mineralization. Less than one-third of exploration and mineral resource development drillholes were drilled vertically.

7-19

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-18:      Drill Hole Collar Locations

Legend
Perpetua Gold Drill Hole Collar
Pre-Perpetua Gold Drill Hole Collars
Estimated Mineralization >0.3gpt Au
Mineral Reserve Pit
Perpetua Private Land
0 0.25 0.5 1 Miles
N
Projection: NAD83 State Plane ID West (US Feet)
Date: 11/1/2021 Prepared By: Perpetua
Yellow Pine Deposit
West End Deposit
Scout Prospect
Hangar Flats Deposit
Historical Tailings Area
2725000
2730000
2735000
2740000

7-20

Stibnite Gold Project S-K 1300 Technical Report Summary

7.5.1	Pre-Perpetua Resources Drilling

The extent and data quality of pre-Perpetua Resources drilling varies significantly by drilling campaign and operator. Table 7-2 shows the pre-Perpetua Resources drilling by year and type.

Table 7-2:     Pre-Perpetua Resources Drill Holes

Year	Operator	Type	Holes	Feet
1929	Bradley	Core	10	5,586
1939	USBM	Core	6	1,331
1940	Bradley	Core	286	60,887
	USBM	Core	46	14,758
1945	Bradley	Churn	1	101
1946	Bradley	Core	18	3,661
1947	Bradley	Core	6	1,621
1948	Bradley	Core	8	3,169
1949	Bradley	Core	2	870
1950	Bradley	Core	3	825
		Churn	9	1,386
1951	Bradley	Core	15	4,761
		Churn	6	272
1952	Bradley	Core	1	371
	USBM	Core	4	1,141
1953	Bradley	Core	8	3,874
	USBM	Core	8	2,528
1954	Bradley	Core	5	2,235
		Churn	10	894
	USBM	Core	11	1,752
1955	Bradley	Core	4	1,448
	USBM	Core	4	357
1973	Ranchers	Core	6	820
	Twin River	Core	5	1,396
1974	El Paso	Core	10	2,509
		Rotary	1	200
1975	El Paso	Core	20	4,803
	Superior	Core	2	607
1976	El Paso	Core	11	2,526
		RC	24	2,198
	Superior	Core	17	6,661
		RC	12	1,080
1977	Superior	Air Track	62	5,140
		Core	24	6,618
1978	El Paso	RC	7	741
	Superior	Air Track	127	11,129
		RC	19	2,548
		Rotary	66	11,635
1981	El Paso	Air Track	35	1,660
		RC	8	2,000
	Superior	Rotary	9	1,750
1982	Ranchers	Core	63	12,194
	Superior	Air Track	34	1,543
1983	Ranchers	Rotary	26	5,580
	Superior	RC	44	10,921

7-21

Stibnite Gold Project S-K 1300 Technical Report Summary

Year	Operator	Type	Holes	Feet
		Rotary	29	3,422
1984	Ranchers	Core	9	1,193
		RC	55	7,845
	Superior	RC	15	4,433
1986	Pioneer	Air Track	4	275
		Percussion	5	845
		RC	40	7,865
		Rotary	7	1,808
1987	Hecla	RC	29	1,080
	Pioneer	Air Track	8	470
		RC	73	16,110
		Rotary	7	1,100
1988	Hecla	Auger	5	134
		RC	68	14,519
		Test Pit	15	158
	Pioneer	RC	49	20,560
1989	Hecla	Core	2	593
		RC	38	5,050
	Pioneer	RC	79	32,930
1990	Pioneer	RC	46	15,135
1991	Pioneer	RC	32	11,610
	SMI	RC	71	2,167
1992	Barrick	Core	14	11,427
		RC	3	1,655
	Pioneer	RC	57	17,175
1994	SMI	Auger	12	769
1995	SMI	Core	4	668
		RC	24	8,160
1996	SMI	Core	3	1,136
		RC	112	32,448
1997	SMI	RC	68	16,480
Totals			2,086	449,304

The availability of pre-Perpetua Resources drilling data has varied by operator, time period, and deposit. Perpetua Resources has reviewed and incorporated all pertinent and available data into its databases. Incorporated data include geologic logs, drilling recovery, assay values, surface and down-hole surveys, and relevant Quality Assurance/Quality Control (QA/QC) measures.

Geologic logging associated with pre-Perpetua Resources drilling varied in format between past operators. General logging procedures utilized paper logs including both visual logs and written observations. Characteristics recorded included core, cuttings and sludge recovery, lithology, alteration, pertinent mineralogy, sulfide percentage, oxide percentage/intensity, structures, and assay values such as gold, silver, antimony, and tungsten.

Drilling recovery varied by era of drilling. Early drilling by Bradley and USBM had poor recovery due to the drilling technology of the time. Core recovery from later operators, however, was much better with Pioneer, Hecla, and Superior showing moderate recovery (averages in the 60-70% range), El Paso and Ranchers showing better recovery (averages in the 70-80% range), and Barrick exceeding 90% recovery.

Data for QA/QC programs were available from some pre-Perpetua Resources operators and are discussed in further detail within Section 8 and data applicability to gold resources is discussed in Section 11.

7-22

Stibnite Gold Project S-K 1300 Technical Report Summary

7.5.1.1	Yellow Pine

Pre-Perpetua Resources drilling within the Yellow Pine mineralized area was conducted with multiple methods by a number of different companies (Figure 7-19). The historical Bradley and USBM drilling (conducted prior to 1955) used conventional core drills of the time to drill AX, EX and BX sized core. The Hecla, Superior, Ranchers and Barrick drilling used wire line core drills with core sizes similar to Perpetua Resources, including PQ, HQ, and NQ. The RC drilling was conducted with buggy, track, and truck-mounted drills under dry and wet drilling conditions. The RC drill typically used a down-hole hammer with a 5.5-inch bit. Samples were collected by both a center return bit and an above-hammer interchange, and then traveled up the center of the drill string so that minimal contamination could occur. Typically, only a short section of casing was required. According to existing drill logs, operators began plugging their drill holes in the mid-1980s, prior to that time there was no hole-abandonment remediation required for previous drilling.

The operation was an active mine during parts of the drilling and the drill logs, plan maps, and sections illustrate the surveying standards that existed at the time of exploration, development, and mining activity. Historical files do not always describe in detail the methods used for locating holes, however, many survey records from pre-Perpetua Resources drilling do exist, are well preserved, and were utilized to construct the drill hole database. In addition, a considerable number of survey control points, old adits and shafts, and pre-Perpetua Resources drill hole collars were located by Perpetua Resources and included in its surveys, providing increased confidence in the location of pre-Perpetua Resources data including drill holes.

7-23

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-19:      Yellow Pine Drill Hole Collar Locations

Legend
Perpetua Gold Drill Hole Collar
Pre-Perpetua Gold Drill Hole Collars
Estimated Mineralization >0.3gpt Au
Mineral Reserve Pit
Perpetua Private Land
0 250 500 1,000 1,500 2,000 US Feet
N
Projection: NAD83 State Plane ID West (US Feet)
Date:11/1/2021
Prepared By: Perpetua
2730000
2731000
2732000
2733000
2734000
2735000

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7.5.1.2	Hangar Flats

Pre-Perpetua Resources drilling within the Hangar Flats mineralized area was conducted with multiple methods by a number of different companies (Figure 7-20). Most pre-Perpetua Resources drilling was conducted prior to 1960. Known drill core sizes utilized by pre-Perpetua Resources operators included AX, EX, BX and NX and were reduced as drilling conditions required. Typically, only a short section of casing was required. According to existing drill logs, operators began plugging their drill holes in the mid 1980’s, prior to that time there was no hole-abandonment remediation required.

The drill logs, plan maps, and sections illustrate the surveying standards that existed at the time of exploration, development, and mining activity. Many survey records from previous drilling and underground development work by Bradley, as well as later campaigns under contract to the Defense Minerals Exploration Administration (DMEA) do exist, are well preserved, and were utilized to digitize the historical underground development workings and catalog drill data. Several of the older 1940’s drill hole collars are still preserved and were surveyed and found to be within 3-6 ft of their expected locations, however, most collars were typically not preserved. Most of the later generation of drill holes, completed by Hecla in the area during the late 1980’s, were located and surveyed in 2009 and 2010 and were found to be accurate to within 10-20 in.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-20:      Hangar Flats Drill Hole Collar Locations

Legend
Perpetua Gold Drill Hole Collar
Pre-Perpetua Gold Drill Hole Collars
Estimated Mineralization >0.3gpt Au
Mineral Reserve Pit
Perpetua Private Land
0 250 500 1,000 1,500 2,000 US Feet
N
Projection: NAD83 State Plane ID West (US Feet)
Date:11/1/2021 Prepared By: Perpetua
2732000
2733000
2734000
2730000
2731000
1182000
1181000
1180000
1179000
1178000
1177000

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Stibnite Gold Project S-K 1300 Technical Report Summary

7.5.1.3	West End

Pre-Perpetua Resources drilling within the West End mineralized area was conducted with multiple methods by many different companies, all of which were reputable industry operators or contractors (Figure 7-21). Most of the drilling was conducted in the 1970’s and 1980’s. Core drilling was much less common than RC and air track drilling, consisting of about 10% of drillholes mostly completed in the 1970’s. The RC drilling was conducted with buggy, track, or truck-mounted drills under dry and wet drilling conditions. The RC drills typically used a down-hole hammer with a 5.5-inch bit. Samples were collected by both a center return bit and an above-hammer interchange, and then traveled up the center of the drill string so that minimal contamination could occur. Typically, the overburden in the mineralized area was very thin, and only a short section of casing was required. According to existing drill logs, operators began plugging their drill holes in the mid 1980’s, prior to that time there was no hole-abandonment remediation required for previous drilling.

Historically, a drill location was first laid out by the mine surveyors with a specified easting and northing, and then a drill pad was constructed. After the pad was completed, the collar point was re-established. Original surveyor’s records for most of the pre-Perpetua Resources drill holes are well preserved, and surveyed coordinates were verified against logs, as well as the dataset used in the mineral resource models. Pre-Perpetua Resources drill hole collars were typically not preserved due to post-drilling mining operations in the area, but some collars have been located by Perpetua Resources in its surveys and found to be accurate to within 3-15 ft. with some exceptions.

7.5.1.4	Historical Tailings

Pre-Perpetua Resources drilling within the Historical Tailings area was conducted primarily for water quality monitoring purposes. Stibnite Mines Inc. is the only known pre-Perpetua Resources operator to have drilled in this area and they used both RC (in 1996) and auger (in 1994) drilling techniques.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-21:     Historical Tailings Drill Hole Collar Locations

7.5.1.5	Scout

Pre-Perpetua Resources drilling in the Scout area was conducted with multiple methods by many different companies. Bradley generally drilled AX, EX and BX core in the 1940’s and 50’s while Pioneer and El Paso drilled BQ, BX, NX, and HQ in the 1990’s and 1970’s respectively. According to existing drill logs the overburden thickness in this area is significant and, in some instances, operators were forced to abandon drill holes due to collapsing conditions. There was no hole-abandonment remediation required at the time of the previous drilling.

Historical files do not always describe in detail the methods used for locating holes, but conventional survey methods tied to existing ground control were typically utilized. However, the drill logs, plan maps, and sections illustrate the standards that existed at the time of exploration. Some of the pre-Perpetua Resources hole collars are still preserved and were surveyed and found to be within 3-6 ft of their expected locations. Most collars were not preserved.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-22:      West End Drill Hole Collar Locations

Legend
Perpetua Gold Drill Hole Collar
Pre-Perpetua Gold Drill Hole Collars
Estimated Mineralization >0.3gpt Au
Mineral Reserve Pit
Perpetua Private Land
0 250 500 1,000 1,500 2,000 US Feet
N
Projection: NAD83 State Plane ID West (US Feet)
Date:11/1/2021 Prepared By: Perpetua
2734000
2735000
2736000
2737000
2738000
2739000

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Stibnite Gold Project S-K 1300 Technical Report Summary

7.5.1.6	Pre-Perpetua Resources Coordinates and Grid Conversions

Three common local mine grids were used for surveying hole locations by pre-Perpetua Resources operators: the Bradley, Ranchers, and Hecla grids. Some other grids were occasionally used, but they were able to be converted into one of the main three grid systems. Each of the three grid systems had a known conversion into Idaho State Plane West with NAD27 Datum.

Perpetua Resources has used two separate methods for grid conversion from historical coordinate systems. From the Project inception until 2013, coordinates were converted by first converting historical coordinates into the Hecla grid, then into Idaho State Plane (NAD27). Standard reprojection techniques with GIS software were used. In 2013, Perpetua Resources contracted Russell Surveying, Inc., a licensed and registered professional surveyor in Idaho to create conversions from various grid systems directly into NAD83 UTM coordinates. These conversions provided the basis for GIS coordinate systems in the historic grids that can be projected into any modern coordinate system and vice-versa accurately. These GIS coordinate systems provide the current conversion method for pre-Perpetua Resources grid coordinates to 1983 Idaho State Plane (feet).

7.5.2	Perpetua Resources Exploration Drilling

Perpetua Resources drilling is detailed in Table 7-3. Core and RC drilling was primarily conducted by Perpetua Resources for mineral resource definition and geotechnical data collection. Air lift and sonic drilling was conducted for monitoring wells and bedrock depth determination. Auger drilling was conducted for geotechnical investigation of unconsolidated material and resource definition of historical tailings. Cone penetrometer tests were performed for geotechnical investigation of unconsolidated materials.

Table 7-3:      Drilling by Area Completed by Perpetua Resources

Hole Type	Year	# Holes	Feet
Yellow Pine
Air Lift	2012	3	414
Auger	2015-2018	10	923
Core	2011-2018	181	129,911
RC	2011-2012	49	28,187
Sonic	2011-2012	10	1,150
Totals		253	160,585
West End
Air Lift	2012-2013	3	962
Core	2010-2017	35	29,408
RC	2011-2012	15	9,310
Totals		53	39,680
Hangar Flats
Air Lift	2012	6	948
Cone-Penetrometer Test (CPT)	2017	5	5
Core	2009-2017	108	91,967
RC	2012	18	14,955
Sonic	2011-2012	6	1,390
Totals		143	109,265

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Stibnite Gold Project S-K 1300 Technical Report Summary

Hole Type	Year	# Holes	Feet
Historical Tailings
Air Lift	2012	1	60
Auger	2013-2017	52	4,596
CPT	2017	2	2
Sonic	2011-2017	8	1,067
Totals		63	5,725
Scout
Core	2012-2013	16	11,319
RC	2011-2012	5	4,310
Sonic	2011	7	230
Totals		28	15,859
Non-Resource Areas (e.g. Planned Infrastructure Sites)
Air Lift	2012	2	600
Auger	2013-2018	60	3,150
Core	2010-2017	11	7,603
CPT	2017	7	7
RC	2012	1	1,000
Sonic	2012	16	992
Totals		97	13,352
Notes: (1) For clarity the numbers in the table have been rounded to the nearest whole number.

At Yellow Pine, drilling was conducted in a wide range of orientations with approximately 80-160 ft spacing within the deposit. Drillholes are typically oriented to the southeast, south or northwest and inclined steep to moderately. This orientation provides an oblique angle of intersection between the predominant orientation of mineralization and the drill hole.

At Hangar Flats, drilling was conducted in a wide range of orientations with approximately 100-210 ft spacing. The holes typically bear to the south through west and are moderately inclined on average. The drilling that is oriented to the south and southeast intercepts the northeast trending mineralization at a preferable orientation near true thickness. The drilling oriented approximately easterly that is targeting the subvertical north-south trending mineralization commonly intercepts the mineralization at an oblique angle.

At West End, most drill holes are arranged in parallel at 65-100 ft spacing on section lines and inclined steeply to the northwest along parallel sections 100 ft apart. The mineralization is interpreted to follow two main orientations controlled by both the fault planes and stratigraphy, of which the drill holes intercept at a variety of angles.

In the Historical Tailings, drilling has defined a flat-lying zone of fine-grained mine tailings of potentially economic grade. Drilling was completed with an auger rig using vertical holes with approximately 230-ft spacing which crosscut the tailings perpendicular to the body. Intercepts are considered nearly true thickness.

At Scout, drilling is widely spaced (approximately 275-400 ft) and is oriented to the east to drill across the main mineralized zone to obtain true thickness.

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Stibnite Gold Project S-K 1300 Technical Report Summary

7.5.3	Site Characterization Drilling

Numerous drilling campaigns have been conducted on the site for purposes other than resource exploration and definition (Figure 7-23). These programs included monitoring well installation, geotechnical investigations such as infrastructure site evaluation, and environmental monitoring. Several of the previous operators conducted geotechnical and hydrological drilling for various purposes and many of their records still exist. The existing geotechnical data has been used by Perpetua Resources for initial planning purposes and several of the previous wells are still being utilized for water supply and monitoring purposes.

Seventy-two core drillholes were drilled with tooling to collect oriented structural data. Core in split tubes was logged for geotechnical purposes by a geologist at the rig or in the core shack. These drillholes were also utilized for resource estimation and geologic modeling. Numerous non-resource holes were drilled for geotechnical analysis in soils for environmental or infrastructure site planning purposes. These drillholes included auger, sonic, core, and cone penetration test methods. Some of these holes were usable in resource estimation and geologic modeling but most were not drilled within resource areas. For example, holes around the Historical Tailings area generate data for site condition evaluation beneath the potential tailings storage facility. Other areas with drilling for site condition investigation include the potential mine camp site, the potential mill site, the potential development rock stockpile sites, and the potential diversion tunnel site.

Some historic drillholes for purposes such as geotechnical investigation and water monitoring have surviving records. The current drilling database contains 25 pre-Perpetua Resources water monitoring wells which were drilled by SMI in the mid-90’s, generally in the area currently known as Historic Tailings. Sixteen auger drillholes were commissioned in 1988 by Hecla for geotechnical investigation purposes, but not water monitoring, on the area currently known as the Hecla Heap. Hecla also drilled two geotechnical core holes at Yellow Pine in 1989 which have surviving geotechnical records.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 7-23:    Site Characterization Drilling

Legend
Perpetua Monitoring Well
Perpetua Geotechnical
Perpetua Metallurgical
Historic Monitoring Well
Historic Geotechnical
Estimated Mineralization >0.3gpt Au
Mineral Reserve Pit
Perpetua Private Land
0 0.25 0.5 1 Miles
N
Projection: NAD83 State Plane ID West (US Feet)
Date:11/1/2021 Prepared By: Perpetua
Yellow Pine Deposit
West End Deposit
Scout Prospect
Hangar Flats Deposit
Historical Tailings Area
2725000
2730000
2735000
2740000
1195000
1190000
1185000
1180000
1175000

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7.5.4	Metallurgical Drilling

Perpetua Resources drilled fifteen core holes in PQ core size to provide metallurgical sampling material. Quartered core from these holes was assayed for use in mineral resource estimation, typically half-core was submitted or retained for metallurgical work, and the remaining quarter-core archived in the Perpetua Resources core storage facilities.

Additionally, core samples were taken from 302 other drill holes to be used for metallurgical testing. These holes were generally drilled with HQ core (excepting the Historical Tailings which were drilled via hammer-sampler auger) and were selected to generate representative samples for metallurgical programs such as variability testing, flotation cell testing, and pilot plant testing.

7.6	Drilling Data Collection

7.6.1	Geologic Logging

Geologic logging performed by Perpetua Resources utilized paper log sheets in 2009 - 2010 and digital logging methods from 2011 - present. In 2009 and 2010, geologic logging on paper was completed onsite after core was received from the drillers. Logs included both visual and written observations recording lithology, alteration, pertinent mineralogy, sulfide percentage, oxide intensity, and structures. These paper logs were digitally captured after the 2009 and 2010 field seasons.

In 2011 - 2017, preliminary core logging was completed on site and detailed logging was completed at the core logging facilities in Valley County. Preliminary geological logging performed at Stibnite after core was received from drillers identified general geology and alteration for hole-tracking and daily reporting purposes. Subsequent detailed geologic logging was conducted using Microsoft Access digital logging forms. Pertinent geologic observations were digitally recorded including recovery, rock quality, lithology, alteration, mineralization, and structures. The Microsoft Access form was also used to record sample intervals and basic header information including azimuth, inclination, survey coordinates, logging geologist, drilling contractor, etc. Once logging was completed for a hole, the completed log was added to Perpetua Resources’ Microsoft Access database after data verification. All logging was completed on-site beginning in 2017 and is located onsite at present.

Reverse circulation chip logging in 2011 and 2012 was completed using paper logs either at the drill rig or at the Stibnite core facility. These paper logs were later entered digitally using Microsoft Access® logging forms and the logs were added to the database.

7.6.2	Drilling Recovery

In general, both RC and core recovery were good for all drilling completed by Perpetua Resources. Core recovery averaged 90.5%, and RC recovery was good to excellent. Whenever the RC drilling encountered voids, recovery suffered significantly, and if it could not be regained, the hole was terminated.

Numerous studies and statistical evaluations have been performed by Perpetua Resources staff testing the relationship between recovery and grade across the Project for both Pre-Perpetua Resources drilling and recent drilling conducted by Perpetua Resources. No meaningful relationship could be found.

Cyclicity issues were identified within a small number of the RC holes drilled by Perpetua Resources. Individual intervals were analyzed and those showing cyclicity were flagged for omission in mineral resource modeling. Problematic intervals were only identified and flagged in a small number of RC holes which were all drilled in 2011 and, as a result, these holes were excluded from mineral resource estimation.

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7.6.3	Rock Quality Designation

Rock Quality Designation (RQD) is a measure of naturally occurring fractures in a rock and was calculated when possible as part of the standard core logging procedures. RQD was measured as the sum of all complete core fragments with lengths greater than 3.9 in (10 cm) in a given core run with > R1 hardness value (will not crumble under a firm blow with the point of a geologic hammer) over the length of the core run. Lengths were measured along the centerline of the core, ignoring fault gouge or other low competency material and paying close attention to mechanical breaks from drillers boxing the core, as these are not naturally occurring fractures. Standard industry practice for RQD measurements and analysis are that they are performed on-site and do not require laboratory analysis or quality assurance and quality control measures.

7.6.4	Drill Hole Collar Surveys

During the Perpetua Resources drilling programs, drill sites were located using handheld Global Positioning System (GPS) receivers. Drill hole orientations were calculated based on actual drill collar locations to ensure that holes were properly oriented. Alignment stakes were set and drill alignments surveyed using conventional survey tools or in some cases a Brunton-style compass.

Once holes were completed, the collar was marked with a cement cap containing a steel pin attached to a steel chain extending above ground surface with a tag identifying the drill hole number. Over the course of Perpetua Resources drilling programs, these collars were either surveyed by a professional surveyor or an onsite geologist using a backpack GPS unit. Approximately 75% of drillholes collars were surveyed by a professional surveyor.

7.6.5	Down Hole Surveys

Down hole surveys were performed on core holes using various survey instruments including an acid etch clinometer, tropari or, for Perpetua Resources drilling programs, a Reflex EZ-Shot tool to measure deviation from the collared orientations. Surveys were generally taken every 200 ft down hole with some exceptions due to lost or collapsed holes.

Survey values were received from drill contractors on paper logs and were captured in a master spreadsheet for entry into the drilling database. Magnetic declination corrections were applied by the drilling database manager prior to database import. Declination corrections were modified at least annually based on changing magnetic declination, sourced from the NOAA.

7.6.6	Sample Length and True Thickness

Sample length was a set value for the RC (5 ft) and auger drilling (5-10 ft within spent ore material, 2 ft within tailings). For core drilling, sample length was determined by the geological relationships observed in the core and was generally 5-7.5 ft. Changes in lithology and mineralization were used as sample breaks, and regular sample intervals were used within lithologic units and intervals of similar mineralization intensity.

Based on the wide range of drill hole orientations, many of the intercept lengths do not represent true thickness of mineralization. In general, at Hangar Flats and West End the drill hole intercept length is greater than the true thickness of mineralization. In the southern and northern areas of Yellow Pine, where mineralization occurs as discrete zones, the drill hole intercept length is generally greater than the true thickness. In the central region of the Yellow Pine deposit where mineralization is broadly disseminated, intercept lengths are equal to, or greater than true thickness.

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7.6.7	Core, Cuttings, Reject and Pulp Storage

Core and cuttings were received by Perpetua Resources personnel from the drilling contractors and remained under supervision until shipped to Perpetua Resources core logging facility in Valley County, ID. Once at the facility, core and cuttings were stored within the building and supervised during the workday and locked when vacant (nights and weekends). After core was logged and sampled, the remaining halved core was stored within Perpetua Resources warehouses, or behind a secured chain-link fenced compound at the Cascade warehouse. Rejects were stored in the same locations. Once pulps were received back from the assay labs, they were stored by Perpetua Resources. Rejects are stored inside of the chain-link fence at the warehouse in Cascade. All storage locations remain locked when no Perpetua Resources personnel are present. In Cascade, both the fence and the warehouse remain locked.

7.7	Drill Hole Data Validation

Perpetua Resources and its contractors have completed numerous validations to assess the accuracy of the historical drillhole data and evaluate what data sets are appropriate for estimation of mineral resources. Kirkham has directed and reviewed these validations throughout his involvement with the Project, allowing for confidence in the quality of legacy data. Perpetua Resources and previous operators on the property have conducted extensive confirmation drilling programs that provide the basis for statistical and graphical inter-campaign drillhole data validations. Statistical validations completed in 2014 included paired sample analysis, comparison of de-clustered population statistics, panel comparisons and block kriging using different data sets. Prior to statistical validation, data from some drillhole campaigns were deemed unreliable and were removed from the database used for mineral resource estimation in Section 11.

The review indicates that results from drilling conducted after 1973 in the Yellow Pine, Hangar Flats and West End deposits generally show good overall agreement with Perpetua Resources drilling and between pre-Perpetua Resources campaigns with certain exceptions. Pre-1953 USBM drilling and Bradley Mining Company surface drilling also compare well to Perpetua Resources and other post-1973 drilling campaigns for gold. Underground drilling generally shows a moderately high bias as compared to Perpetua Resources drilling, as do antimony assays in the Hangar Flats and Yellow Pine deposits. Observed bias in legacy underground drilling campaigns was attributed to orientation bias and structural controls on mineralization rather than analytical or sampling bias.

Perpetua Resources completed mineral resource sensitivity studies to further quantify the potential impact of use or exclusion of various drillhole information. Sensitivities for Yellow Pine in 2014, as previously discussed in the PFS, found only a 4% increase in contained gold using all drillhole data when compared to using only post-1973 data. Similar magnitude changes were observed when excluding Hecla drillhole data for estimation of mineral resources in the Homestake area of the Yellow Pine deposit. Mineral resource sensitivities in 2018, using updated geological models, indicated less than 4% change for Yellow Pine and less than 3% change for Hangar Flats by excluding pre-Perpetua Resources data. These sensitivity results are well within acceptable limits for validation of legacy drillhole information and the use of legacy drillhole information in estimation of mineral resources.

Cyclicity issues were identified within a small number of the RC holes drilled by Perpetua Resources. Individual intervals were analyzed and those showing cyclicity were flagged for omission in mineral resource modeling. Problematic intervals were only identified and flagged in a small number of RC holes which were all drilled in 2011 and, as a result, these holes were excluded from mineral resource estimation.

7.8	Drill Hole Database

Perpetua Resources’ drill hole database used for Mineral Resource Estimation, is stored as an SQL database in Hexagon Minesight TorqueTM and contains collar locations stored as NAD83 State Plane feet grid coordinates, drill hole orientations with downhole surveys, assay intervals with gold and silver analyses by fire assay and/or cyanide soluble assay, other geochemical assays including antimony and sulfur, geologic intervals with rock types, core recovery information, and core density measurements. The most common assay lengths are approximately 5 ft long, with the majority of assays between 3 ft and 7 ft in length. The drill hole database contains 1,843 specific gravity measurements, collected on core samples using a water immersion method and verified with independent, third-party laboratory measurements.

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Stibnite Gold Project S-K 1300 Technical Report Summary

7.8.1	Yellow Pine Drill Hole Database

The Yellow Pine area was explored for gold and antimony by numerous operators, up to and including Perpetua Resources between 2011 and 2017. The Yellow Pine deposit was previously in production in the 1930s - 1950s from the Bradley Pit area, while the Homestake area was in production in the late 1980s. The drill hole database contains data for 1,016 separate drill holes representing a mixture of pre-1953 and modern drilling programs. Historical data (i.e. pre-Perpetua Resources) accounts for approximately 48% of the drill hole database by footage, as previously described (Section 7). Multiple statistical validations were completed to assess the quality of the historical drill hole data, as discussed in the 2013 PFS. A significant number of historical holes were removed from the dataset used for resource estimation including holes missing critical supporting information, holes with long downhole composited assays, air-track drill holes, R.C. holes showing evidence for cyclicity, and all historical pre-1953 drill holes in the northeast Homestake area of the deposit. In addition, certain historical holes were removed from the estimate which appeared to be mis-located or otherwise erroneous based on improved understanding of controls on mineralization.

Table 7-4 shows the number of drill holes and sample intervals utilized in the estimate of Mineral Resources for the primary commodities, which illustrates that the metal values for gold, antimony, and silver were not consistently analyzed for all sample intervals throughout the various historical drilling campaigns nor were all drillholes deemed to have reliable information for all elements.

Table 7-4:     Drill Hole Data Used in the Yellow Pine Mineral Resource Estimate

Company	Gold			Antimony			Silver
	# Holes	# Samples	Feet	# Holes	# Samples	Feet	# Holes	# Samples	Feet
Barrick	17	2,538	12,817	14	2,164	10,932	-	-	-
Bradley	107	4,056	20,650	70	2,380	12,087	7	212	1,078
El Paso	1	52	258	1	52	258	1	52	258
Hecla	68	2,282	11,582	-	-	-	58	1,954	9,929
Perpetua Resources	223	28,510	143,748	223	28,454	143,465	223	28,686	144,651
Pioneer	2	86	435	-	-	-	-	-	-
Ranchers	145	4,660	23,649	54	2,150	10,900	-	-	-
Superior	16	384	1,951	-	-	-	-	-	-
USBM	50	2,714	13,758	50	2,602	13,195	-	-	-
All	629	45,282	228,848	412	37,802	190,836	289	30,904	155,915

7.8.2	Hangar Flats Drill Hole Database

The database for the Hangar Flats deposit contains data for 260 separate drill holes representing both historical and modern drilling programs. The drill holes were reviewed, and certain drill holes were not considered for use in mineral resource estimation, including air-track, rotary, and pre-collar drill holes, as well as historical drilling where the methods were questionable or documentation lacking.

Although gold and antimony were mined from the Hangar Flats deposit prior to 1928 by various operators, significant development and mining was completed by the Bradley Mining Company from 1928 to 1938 and the deposit was later explored by Bradley in the 1940s, the United States Bureau of Mines from 1951-1954, the Hecla Mining Company from 1988 to 1989, and by Perpetua Resources beginning in 2009. Most of the sampling used for estimation of Hangar Flats Mineral Resources is from Perpetua Resources drilling completed primarily from 2009 to 2012. Data from pre-1940s Bradley operations includes exploration drill holes and underground drift samples and was used solely for construction of the geologic model due to uncertainty regarding sampling and analytical methods. Post 1940s Bradley drillholes, United States Bureau of Mines exploration drillholes and drillholes by Hecla were used for mineral resource estimation as this drillhole data is well documented, has been validated by Perpetua Resources drilling and is deemed reliable.

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Stibnite Gold Project S-K 1300 Technical Report Summary

For the Hangar Flats deposit, gold, antimony and silver mineral resources were estimated in addition to oxidation intensity and a suite of geochemical concentrations. Table 7-5 shows the number of drill holes and sample intervals utilized in the estimate of Mineral Resources at Hangar Flats for the primary commodities, and illustrates that the metal values for gold, antimony, and silver were not consistently analyzed for all sample intervals throughout the various historical drilling campaigns nor were all drillholes deemed to have reliable information for all elements. Note that samples outside of the mineralized domains are not tabulated here as they were not used in estimation of gold, silver, or antimony.

Table 7-5:      Drill Hole Data Used in the Hangar Flats Mineral Resource Estimate

Company	Gold			Silver			Antimony
	# Holes	# Samples	Feet	# Holes	# Samples	Feet	# Holes	# Samples	Feet
Bradley	28	856	4,491	0	0	0	19	407	2,176
Hecla	22	701	3,505	22	684	3,420	0	0	0
Perpetua Resources	114	14,703	74,872	114	14,717	74,949	60	3,817	19,247
USBM	22	632	3,149	0	0	0	0	0	0
All	186	16,892	86,017	136	15,401	78,369	79	4,224	21,423
Note: Drill hole information includes un-sampled intervals. Data outside of estimation domains is excluded from tabulation.

7.8.3	West End Drill Hole Database

The West End deposit was in explored from 1978-1996 by multiple operators and was previously in production as a heap leach operation during the 1980s and 1990s. The West End drill hole database consists of 943 holes drilled using various methods. The database consists of collar locations in State Plane grid coordinates, drill hole orientations with downhole surveys, assay intervals with gold and silver analyses by fire assay and/or cyanide soluble assay, geologic intervals with rock types, core recovery information and specific gravity measurements. Certain drill holes were not considered reliable for use in mineral resource estimation, including rotary and air-track drill holes, and other unreliable holes flagged by Perpetua Resources. After removal of selected drill holes and non-bedrock intervals, the final database used for estimation of total gold mineral resources contained 674 drill holes. Approximately 78% of the assay records have gold fire assays (AuFA) and 75% have cyanide soluble gold assays (AuCN). Only Perpetua Resources, Canadian Superior Mining Ltd. (Superior) and Stibnite Mines Inc. (SMI) drill holes were assayed for silver, with the latter exclusively assayed for cyanide soluble silver.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 7-6:      Drill Hole Data Used in the West End Mineral Resource Estimate

Company	Gold Fire Assay			Gold Cyanide Assay			Silver
	# Holes	# Samples	Meters	# Holes	# Samples	Meters	# Holes	# Samples	Meters
El Paso	1	18	30	0	0	0	0	0	0
Perpetua Resources	53	6,020	11,499	52	5,148	9,872	53	6,020	11,499
Pioneer	336	21,313	32,498	336	21,281	32,449	136	6,947	10,586
SMI	118	6,851	10,431	118	6,851	10,431	118	6,851	10,431
Superior	163	6,573	11,626	132	2,850	6,196	71	2,642	5,448
Twin River	3	160	256	0	0	0	0	0	0
All	674	40,935	66,340	638	36,130	58,948	378	22,460	37,964
Note: Drill hole information excludes samples within overburden and includes un-sampled intervals.

Drill holes in the West End deposit form an irregular grid and are primarily vertical or oriented on 120-degree azimuths. Mean drill hole spacing is approximately 40 m above 2,100 m elevation increasing to 70 m near the base of the drill pattern at 1,900 m elevation.

7.8.4	Historical Tailings Drilling Database

The drill hole database, for the Historical Tailings Deposits contains collar locations surveyed in UTM grid coordinates, drill hole orientations with downhole surveys, assay intervals with gold, antimony, and silver analyses by fire assay and/or cyanide soluble assay, geologic intervals with material types and in situ density measurements. The database contained data for 73 separate drill holes representing a mixture of historic and modern drilling programs. Some drill holes were not assayed and only used for the establishment of the upper and lower boundaries of the tailings and some drill holes did not intercept tailings material. Only Perpetua Resources drill holes were used in the mineral resource estimates discussed in Section 11. Drill holes are primarily hollow-stem auger holes completed in 2013 with some sonic drill holes completed in 2012. Samples not intersecting tailings material were removed from the data set utilized for estimation, as summarized in Table 7-7 which illustrates that the metal values for gold, antimony, and silver in Perpetua Resources drill holes were consistently analyzed for all sample intervals throughout the dataset utilized for estimation. All drill holes are vertical and the average drill hole spacing is approximately 60 m oriented along a grid rotated to an azimuth of 23 degrees.

Table 7-7:      Drill Hole Data Utilized in the Historical Tailings Mineral Resource Estimate

Element	# Holes	# Assays	Meters
Gold	41	540	339
Antimony	41	540	339
Silver	41	540	339

7.9	References

Bell, R. (1918) Quicksilver and Antimony Discoveries in Central Idaho, Idaho Mining Department, Bulletin No. 1, July 25, 1918, 12 p.

Cooper, J.R. (1951) Geology of the Tungsten, Antimony and Gold Deposits Near Stibnite, Idaho; Contributions to Economic Geology, 1949-50, U.S. Geological Survey Bulletin 969-F, pp. 151-197.

Larsen, E.S., and Livingston, D.C. (1920) Geology of the Yellow Pine cinnabar mining district, Idaho: U.S. Geological Survey Bulletin 715-E, p. 73-83.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Savage, C.N, 1963, News of the Mineral Industries in Area VII, U.S. Department of Interior, Bureau of Mines, 6p.

Schrader, F.C. and Ross, C.P. (1926) Antimony and Quicksilver Deposits in the Yellow Pine District, Idaho, U.S. Geological Survey Bulletin 780-D, Contributions to Economic Geology, Part I, pp. 137-167.

Stewart, D.E., Stewart, E.D., Lewis, R.S., and Weppner, K.N. (2016) Geologic Map of the Stibnite Quadrangle, Valley County, Idaho. Idaho Geological Survey, 1 plate and explanation.

Superior Mining Company (1981) Feasibility Study Garnet Deposit, unpublished internal company reports and associated files.

U.S. Bureau Mines (USBM) (1943a) Bonanza (Hermes) Mercury Mine, Yellow Pine, Valley County, Idaho, War Materials Report, April 1943, 26p.

U.S. Bureau Mines (USBM) (1943b) Bonanza (Hermes) Mercury Mine, Yellow Pine, Valley County, Idaho, War Materials Report Project 106, September 1943, 15p.

Wintzer, N.E. (2019) Geology, Geochronology, and Geochemistry of the Stibnite -Yellow Pine Gold-Antimony-Tungsten Mining Area, Idaho. Ph.D. thesis, Washington State University, School of the Environment, 280 p.

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SECTION 8 TABLE OF CONTENTS

SECTION	PAGE

8	Sample preparation analysEs and security	8-1

8.1	Sampling Methods	8-1

8.1.1	Pre-Perpetua Resources Sampling	8-1

8.1.2	Reverse Circulation Drill Sampling	8-1

8.1.3	Core Drill Sampling	8-1

8.1.4	Sonic and Auger Drill Sampling	8-2

8.2	Security and Chain of Custody	8-2

8.3	Density	8-3

8.4	Analytical Labs and Methods	8-3

8.4.1	Assay Laboratories	8-4

8.4.2	Metallurgical and Geochemical Laboratories	8-4

8.5	Sample Preparation and Analysis	8-4

8.6	Quality Assurance and Quality Control	8-5

8.6.1	QA/QC Pre-Perpetua Resources	8-5

8.6.2	QA/QC by Perpetua Resources (2009-2018)	8-6

8.6.3	Blanks QA/QC	8-6

8.6.4	Standard Reference Materials QA/QC	8-7

8.6.5	Field Duplicates QA/QC	8-9

8.6.6	Pulp Duplicates QA/QC	8-10

8.6.7	Check Assays QA/QC	8-11

8.6.8	Work Order Evaluation and Corrective Actions	8-12

8.7	Conclusions	8-13

SECTION 8 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 8-1:	Off-Site Assay Laboratories Used by Pre-Perpetua Resources Operators	8-3

Table 8-2:	Analytical Laboratories Used by Perpetua Resources	8-4

Table 8-3:	Metallurgical and Geochemical Testing Laboratories Used by Perpetua Resources	8-4

Table 8-4:	Pre-Perpetua Resources QA/QC Measures and Insertion Rates	8-6

Table 8-5:	Perpetua Resources QA/QC Measures and Insertion Rates	8-6

Table 8-6:	Work Orders and Revisions by Year	8-12

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SECTION 8 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 8-1:	Blank Performance – Gold	8-7

Figure 8-2:	Certified Gold Standards	8-8

Figure 8-3:	Certified Antimony Standards	8-8

Figure 8-4:	Field Duplicates	8-9

Figure 8-5:	ALS Pulp Duplicates	8-10

Figure 8-6:	Blind Rejects Assays	8-11

Figure 8-7:	Pulp Check Assays	8-12

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8	Sample preparation analysEs and security

This section provides an overview of the sample preparation, analyses, and security procedures used by Perpetua Resources; where available, similar information is also provided for pre-Perpetua Resources activities.

Sample preparation and analyses programs have been undertaken by the operators and vintages of drill campaigns. This section summarizes the verification work and practices employed for by each of the operators by year. The independent Qualified Person (QP) responsible for Section 8 of this report, Garth Kirkham, P. Geo., believes that the the sample collection, preparation, analysis, and security for all Perpetua Resources drilling are consistent with industry standards and best practices supporting their use in mineral resource and mineral reserve estimation as detailed in this study.

8.1	Sampling Methods

Throughout the last 90 years, multiple drilling and sampling methods have been used across the district by pre-Perpetua Resources operators as well as Perpetua Resources. Sampling methods and quality control measures have varied based on the era and the type of drilling.

8.1.1	Pre-Perpetua Resources Sampling

Drilling on site has utilized industry standard methods for sampling. Early operators utilized methods with small core diameters that required tripping out to recover the core samples. To achieve enough mass to assay, dehydrated drill cuttings and muds (sludge) were combined with the recovered core as was appropriate during that era. Modern era core drilling shifted to larger core size and the use of wireline methods allowing sample recovery without tripping out the drill stem between runs. Reverse Circulation (RC) drill holes were drilled under both wet and dry conditions and samples collected from a cyclone or similar splitter. Sample lengths were generally 5 ft in length, although many sample intervals were selected based on changes in lithology or changes in intensity of alteration and mineralization. Few documents have survived to describe sample preparation methods and little to no chain of custody records for previous operators are available.

8.1.2	Reverse Circulation Drill Sampling

Perpetua Resources RC holes were cased into competent bedrock and drilled wet. Samples were collected every five feet and holes flushed and cleaned between samples with water and drilling products. Sampled material was collected from a cyclone splitter into plastic totes. A flocculent was added if necessary and, after settling, the excess clear water was decanted off and the remaining sample was poured into labeled sample bags. QA/QC samples were inserted at the drilling rig by the attending geologist and typically included 1 certified standard, 1 blank and 1 cyclone splitter reject every 20th sample. (i.e. every 100 ft). Sample bags were placed into larger rice bags which were placed into bulk storage sacks and transported to Valley County facilities for shipping to the laboratory. Pre-numbered bar codes were utilized for sample tracking by both Perpetua Resources and the recipient lab.

8.1.3	Core Drill Sampling

From the beginning of the core drilling program in 2009, core was generally sampled on 5 ft intervals with sample breaks made at significant changes in lithology or intensity of alteration and/or mineralization. An exception is a period in 2012 when sample intervals for core were varied based on the logging geologist’s interpretation of the intensity of mineralization such that if core was mineralized, samples were selected in 6.5 ft lengths; if core was not mineralized samples were selected in 7.5 ft lengths. The core logging geologist marked the core with a lumber crayon to provide a line for the core sawyer to split veins and joints into representative halves. Half of the cut core was placed into canvas sample bags, which were placed into labeled rice bags, and then placed into bulk storage sacks for shipment to the laboratory. Typically, sampling was conducted in batches of 50 samples including 2 certified standards, 2 blanks, and 2 quarter-core duplicates. Pre-numbered bar codes were utilized for sample numbering.

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8.1.4	Sonic and Auger Drill Sampling

Sonic drilling samples were collected by the drilling contractor and placed into plastic sleeves which were set into cardboard boxes. This material was sampled in a manner similar to drill core samples.

Mineral resource definition in the unconsolidated Historical Tailings within the Spent Ore Disposal Area (SODA) was conducted with a hollow stem auger drilling method. Auger drilling utilized a split tube and samples were divided in half by the geologist. Material was composited into 10 ft samples within the SODA material and 2 ft samples within the tailings material and then placed into canvas sample bags. The other half of the tailings samples were retained and placed in wooden core boxes. In the Historical Tailings, at least one sample from 35 of the 42 drill holes was taken as a Shelby sample for specific gravity and particle size analysis. The geologist inserted one standard and one blank into the sample set for each hole within the tailings. The split tube was washed thoroughly between samples to prevent cross-contamination. Sampling of auger material in non-tailings drillholes was conducted in a similar fashion except samples were collected based on split tube recovery rather than composited depending on material type.

8.2	Security and Chain of Custody

All samples were kept under direct supervision of Perpetua Resources staff and its contractors or within locked facilities. Changes in custody were documented with signed and dated Chain of Custody (COC) forms.

RC and auger samples were bagged at the drill rig and prepped for shipment to the assay lab under supervision of the rig geologist. RC and auger samples were shipped to the Valley County logging facility in bulk storage bags accompanied by a signed COC form detailing drill hole numbers, footages, sample numbers, and the shipment date.

Drill core was picked up at the drill rig by the site geologist while performing the daily rig inspections. After inspecting the core boxes for errors, a COC form was completed documenting the transfer of core from the rig to the Stibnite core shack. Often the initial COC would be documented on the driller’s daily log and included the box numbers, footages, date, and geologist’s name and signature. At the core shack, a summary log was completed to verify and record box numbers, footages, lithology, mineralization and other rock characteristics. Upon completion of the summary log, the core was prepared for shipping to the Valley County logging facility by Perpetua Resources staff or contractors. When shipped, core was accompanied by a signed COC form detailing the hole numbers, footages, box numbers, and shipment date.

Once the core or samples were received at the Valley County facility, the receiver checked the COC for errors and stored the core for future logging/sampling in a secured site which was locked when no personnel were present. Once detailed logging and sampling of core was complete, the samples were prepped for shipping, bagged in rice bags, and sealed with tamper-proof security tape. From 2015 to present, most of these steps were conducted at on-site facilities and samples were transported to Valley County facilities ready for shipment to the assay lab. Each shipment was accompanied by another COC form to the assay lab. Upon receipt, the lab then verified that the security tape was undisturbed and completed the COC form and any discrepancies noted and the shipper notified and corrections made as necessary and recorded by both the lab, the shipper and the client.

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8.3	Density

In 2010, Perpetua Resources sent 61 samples from the 2009 and 2010 drilling campaign to ALS Chemex Labs, Ltd. (ALS) for density determination using a paraffin wax coating. Beginning in 2011, density measurements for core material were determined using in-house hydrostatic weighing. Measurements were collected by Perpetua Resources geologists on approximately 0.5 ft core intervals every 50-200 ft downhole, or within different lithologic units, totaling 3,318 intervals. Four hundred seventy-eight (14% of the 3,318) of these density samples were also submitted to ALS for density determination with paraffin wax coating. ALS results compared to measurements by Perpetua Resources showed a root mean squared coefficient of variation (RMS CV; a statistical tool routinely used to determine precision through using the quadratic mean of the relative standard deviation for each pair) of 0.988%, indicating there was no significant difference (assuming a value of zero means perfect measurement duplication) between the in-house measurements and third-party, independent certified lab results for density.

For the unconsolidated material within the Historical Tailings, 35 samples were sent to Strata Geotechnical Testing Laboratories in Boise, ID for density determination using the ASTM D2937 method. This method involves collecting an in-situ sample using a drive-cylinder with a known volume, weighing the sample, and calculating the density of the collected material.

8.4	Analytical Labs and Methods

There is little documentation of the sample preparation, analysis, and security for most samples from pre-Perpetua Resources operators. United States Bureau of Mines (USBM) utilized a government laboratory and analyzed drill core and sludge using a conventional 30 g fire assay pre-concentration method followed by gravimetric analysis. Other operators used several assay laboratories (both for primary and check assays) with CN-leach assays followed by atomic absorption (AA) for oxide mineralization and conventional fire assay techniques for sulfide mineralization. Bradley drilling sludge samples were analyzed using conventional fire assay techniques in company owned Yellow Pine and Boise laboratories. Table 8-1 shows the various analytical labs used by different operators. The various analytical methods utilized at various laboratories by pre-Perpetua Resources operators had different lower detection limits, upper reporting limits and sensitivities which are documented in the company’s database and archives.

Table 8-1:      Off-Site Assay Laboratories Used by Pre-Perpetua Resources Operators

Laboratory	Location	Operator	Year
T.S.L. Laboratories Limited	Spokane, WA, USA	El Paso	1973, 1978
		Superior	1975-1978, 1981
Union Assay	Salt Lake City, UT, USA	Ranchers	1973, 1975-1978 1982, 1984
Bondar Clegg	BC, Canada	Superior	1976
	North Vancouver, BC, Canada	SMI	1995-1996
Rocky Mountain Geochemical Corp.	Midvale, UT, USA	Superior	1976-1977
	Reno, NV, USA	Ranchers	1983-1984
Monitor Geochemical Laboratory	Elko, NV, USA	Superior	1978
Hazen Research	Golden, CO, USA	Ranchers	1982
Peter Mack	Wallace, ID, USA	Ranchers	1982
South Western Assayers and Chemists	Tucson, AZ, USA	Ranchers	1982
Mountain States Research and Development	AZ, USA	Ranchers	1982-1984
Silver Valley	Osburn, ID, USA	Superior	1983
Hunter	Sparks, NV, USA	Pioneer	1986-1988
ALS Chemex Labs Inc.	N. Vancouver, BC, Canada	Hecla	1989
		Barrick	1992
SVL Analytical Inc.	Kellogg, ID, USA	SMI	1997

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8.4.1	Assay Laboratories

Perpetua Resources utilized multiple laboratories for assay, check assay, and metallurgical work in both the US and Canada. All labs were ISO 17025 or 9001 certified. Table 8-2 summarizes the assay laboratories used by Perpetua Resources for sample analysis from 2009 to present. A total of four labs have been used in the United States and Canada for primary and check assays. Perpetua Resources has utilized the same primary lab, currently known as ALS Global, for the entirety of the Stibnite Gold Project.

Table 8-2:      Analytical Laboratories Used by Perpetua Resources

Laboratory	Location	Certification/ Accreditation	Use
ALS Global (ALS)	Elko, Reno, and Winnemucca, NV, USA; Vancouver, BC, Canada	ISO 17025:2005 ISO 9001:2008	Primary Lab 2009-Present
American Analytical Services (AAS)	Osburn, ID, USA	ISO 17025	Check Assays
Inspectorate	Reno, NV, USA	ISO 9001:2008	Check Assays Cyanide Gold Assays
SGS Canada, Inc.	Vancouver, BC, Canada	CAN-P-1579 17025:2005	Check Assays Cyanide Gold Assays

8.4.2	Metallurgical and Geochemical Laboratories

Table 8-3 summarizes the laboratories used by Perpetua Resources for feasibility study analysis. A total of thirteen labs have been used in the United States and Canada for metallurgical and geochemical testing in preparation for feasibility.

Table 8-3:      Metallurgical and Geochemical Testing Laboratories Used by Perpetua Resources

Laboratory	Location	Certification/Accreditation	Use
SGS Canada, Inc.	Burnaby, BC, Canada	CAN-P-1579, CAN-P-1587, CAN-P-4E (ISO/IEC 17025:2005)	Metallurgical Testing
SGS Australia	Malaga, WA, Australia	ISO 9001:2015	Metallurgical Testing
Pocock Industrial, Inc.	Salt Lake City, UT, USA	Not Certified	Metallurgical Testing
McClelland Laboratories	Sparks, NV, USA	EPA ID #: NV00933	Geochemical Testing
Western Environmental Testing Laboratory	Sparks, NV, USA	EPA ID #: NV000925	Geochemical Testing
AuTec Innovative Extractive Solutions Ltd. (AuTec)	Vancouver, BC, Canada	Not Certified	Metallurgical Testing
CESL Limited	Richmond, BC, Canada	Not Certified	Metallurgical Testing
Blue Coast Research	Parksville, BC, Canada	Not Certified	Metallurgical Testing
CSIRO	Waterford, WA, Australia	Not Certified	Metallurgical Testing
FLSmidth USA Inc.	Midvale, UT, USA	Not Certified	Metallurgical Testing
Surface Science Western	London, ON, Canada	ISO 9001:2015	Metallurgical Testing

8.5	Sample Preparation and Analysis

Perpetua Resources samples were received and weighed by the primary assay lab. Core samples were prepared based on laboratory specifications which involved crushed to 70% passing a ¼ inch mesh (6 mm) and drying at a maximum of 140 degrees Fahrenheit (60 degrees Celsius). Dried material was split and pulverized to 70% passing No. 10 mesh, split again, and pulverized to 85% passing No. 200 mesh. Material passing through the No. 200 mesh was then run with four primary analytical techniques.

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Multi-element analysis entailed a 4-acid digestion followed by inductively coupled plasma atomic emission spectroscopy (ICP-AES) for 33 elements. Every 20th sample was digested in aqua regia followed by an inductively coupled plasma mass spectrometry (ICP-MS) finish for 51 elements with a fluorine add-on. Arsenic had a 5 parts per million (ppm) lower detection limit and a 10,000 ppm upper reporting limit. Samples reporting >10,000 ppm As were re-analyzed by using a digestion in 75% aqua regia followed by an ICP-AES finish with a lower detection limit of 0.01% and an upper reporting limit of 60%. Antimony had a 5.0 ppm lower detection limit and a 10,000 ppm upper reporting limit. Samples reporting values > 500 ppm Sb were re-analyzed using 0.9 g sample added to 9.0 g Lithium Borate flux and fused in an auto fluxer. A disc was prepared from the melt and analyzed using X-ray fluorescence (XRF) spectroscopy with a lower detection limit of 0.01% (100 ppm) and an upper reporting limit of 50%. SGS check assays submitted in 2017 tested an alternate antimony assay method of sodium peroxide fusion with an ICP finish. Statistical comparison of XRF and this new ICP method did not show an appreciable difference in results. Sulfur had a 0.01% lower detection limit and a 10% upper reporting limit. Samples reporting values >2% S were re-analyzed by using a 0.01 – 0.1 g sample in a Leco sulfur analyzer using an Infrared (IR) detection system with a 0.01% lower detection limit and a 50% upper reporting limit. Mercury analysis changed in 2015 from an aqua regia digestion and cold vapor AAS finish to an aqua regia digestion with mass-spec finish. Mercury values in excess of 100 ppm require an aqua regia digestion with ICP finish.

All gold assays were performed using a 30 g fire assay charge followed by an atomic absorption spectroscopy finish with a 0.005 ppm lower reporting limit and a 10 ppm upper reporting limit. Samples reporting values >6 ppm were re-analyzed using a 30 g fire assay charge followed by a gravimetric finish with a 0.05 ppm lower reporting limit and a 1,000 ppm upper reporting limit. Samples reporting values >10 ppm were analyzed by metallic screen method with a 0.05 ppm lower reporting limit and a 1,000 ppm upper reporting limit.

Silver was analyzed via the initial multi-element ICP-AES analysis with a 0.5 ppm lower detection limit and a 100 ppm upper reporting limit. Samples reporting values >10 ppm Ag were reanalyzed using an ICP-AES or AA finish with a 1.0 ppm lower detection limit and a 1,500 ppm upper reporting limit. Samples reporting values >750 ppm Ag were reanalyzed using a 50 g fire assay charge followed by a gravimetric finish with a 5 ppm lower detection limit and a 10,000 ppm upper reporting limit.

8.6	Quality Assurance and Quality Control

Perpetua Resources exercised strict and rigorous QA/QC protocols throughout the different drilling campaigns from 2009 to 2018. Periodically these protocols were assessed for adequacy and improved accordingly. Pre-Perpetua Resources operators conducted various QA/QC programs for both their drilling and mine assay operations but not all records of QA/QC measures have survived to be reviewed by Perpetua Resources. However, Section 8.6.1 details the records that Perpetua Resources has collected and catalogued.

8.6.1	QA/QC Pre-Perpetua Resources

Pre-Perpetua Resources operators had varying QA/QC programs, but not all records have survived. Historical reports indicate that Bradley used duplicates and standards as QA/QC measures at Hangar Flats, but exact insertion rates are unknown. QA/QC data which are available from existing records are detailed in Table 8-4 for each operator by deposit.

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Table 8-4:      Pre-Perpetua Resources QA/QC Measures and Insertion Rates

Company	Deposit	Check(2)	Reject(3)	Rerun(4)	Standard	Blank	Totals(1)
Pioneer	West End	1.74%	5.54%	0.07%	8.67%	-	16.02%
SMI	West End	2.00%	-	2.56%	1.27%	0.35%	6.18%
Superior	West End	10.57%	-	0.56%	1.25%	-	12.38%
Pioneer	Yellow Pine	-	-	-	18.35%	-	18.35%
Ranchers	Yellow Pine	4.42%	6.44%	-	-	-	10.86%
Superior	Yellow Pine	1.19%	-	-	-	-	1.19%
Barrick	Yellow Pine	3.88%	-	-	-	-	3.88%

Notes:

(1) Percentage insertion rates stated are based on QA/QC analyses recovered from historical files and are likely not comprehensive.

(2) Check assays were performed at third party laboratories.

(3) Rejects consisted of a combination of sample rejects and sludge samples run at internal and third-party laboratories.

(4) Rerun assays were performed at internal laboratories.

8.6.2	QA/QC by Perpetua Resources (2009-2018)

Perpetua Resources exercised strict and rigorous QA/QC protocols throughout the different drilling campaigns and retained independent qualified persons to review and help improve QA/QC procedures. Current procedures include insertion of standards (both certified and in-house customized), blanks, and duplicate samples into the sample stream to ensure confidence in external lab results. In addition, coarse rejects were re-labeled and sent to the primary lab for assay to test splitting and comminution practices. Pulp material was also sent to other laboratories for cross comparison. Finally, the primary lab analyzes pulp duplicates internally which are reviewed by Perpetua Resources and included in the QA/QC analysis. Table 8-5 shows the insertion rates of various QA/QC measures used in Perpetua Resources drilling since project commencement. The various QA/QC measures are described in detail in the following sections.

Table 8-5:      Perpetua Resources QA/QC Measures and Insertion Rates

Deposit	Assays	Blank	Standard	Field Duplicates	Pulp Duplicates	Check	Reject	Totals
Yellow Pine	25,347	4.6%	5.2%	4.5%	5.0%	5.5%	1.5%	26.3%
Hangar Flats	19,246	4.5%	5.0%	4.3%	6.3%	2.4%	1.7%	24.2%
West End	6,251	4.5%	4.2%	4.5%	6.5%	3.5%	2.0%	25.2%
Historical Tailings	990	2.3%	5.8%	0.0%	4.7%	4.7%	0.0%	17.5%
Scout	2,341	4.8%	3.9%	4.8%	5.1%	0.9%	1.6%	21.1%

8.6.3	Blanks QA/QC

Perpetua Resources used a total of 2,493 blanks in the sample stream, 318 of which were certified (Figure 8-1). Non-certified in-house blanks were composed of locally sourced, unmineralized quartzite, basalt, or granite.

Gold grades of 0.025 ppm Au were selected as a control limit for blanks based on background cross contamination observed following spike samples. Upon evaluation, blanks reporting values below 0.025 ppm Au, a limit consistent with assay lab protocols, were considered satisfactory. Treatment of non-satisfactory samples is discussed in Section 8.6.8. Certified blanks reported all but 1 value under this limit and non-certified blanks reported 97.5% of values under this limit.

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Figure 8-1:      Blank Performance – Gold

8.6.4	Standard Reference Materials QA/QC

Insertion rate of standards typically exceeded 5% for drilling within all deposits. Perpetua Resources used a total of 1,705 certified gold standards, 1,044 non-certified gold standards, and 565 certified antimony standards (Figure 8-2, Figure 8-3). Some antimony standards were not certified at the time of use, but subsequently received certification.

Upon evaluation, standards reporting within two standard deviations of the expected value were considered satisfactory. Standards were flagged for evaluation when reporting between two and three standard deviations from the expected value and flagged as failed when reporting over three standard deviations. Standards flagged for evaluation were re-run on a case-by-case basis while the procedures for standards flagged as failed are described in Section 8.6.8. Certified gold standards reported 91.5% of values within satisfactory limits, non-certified gold standards reported 90% of values within satisfactory limits, and certified antimony standards reported 94.5% of values within satisfactory limits.

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Figure 8-2:      Certified Gold Standards

Figure 8-3:      Certified Antimony Standards

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Stibnite Gold Project S-K 1300 Technical Report Summary

8.6.5	Field Duplicates QA/QC

Perpetua Resources generated 1,880 quarter core duplicates from core holes of which 1,115 were above 0.025 ppm by gold fire assay and 130 were above 0.05% antimony. Reproducibility for quarter core duplicates was fair for both gold and antimony with a RMS CV of 26% for gold and 37% for antimony; however, the correlation coefficients for both are excellent at 0.97 (i.e. 1 is perfect). In addition, removal of outliers significantly improves the RMS CV.

Perpetua Resources generated a total of 536 RC field rejects of which 365 were above 0.025 ppm by gold fire assay, and 19 were above 0.05% antimony. Reproducibility for RC field rejects was poor to fair for both gold and antimony with an RMS CV of 23.5% for gold and 18.8% for antimony, respectfully. Figure 8-4 shows a scatter plot of both field duplicate types. The correlation coefficient for the gold trendline is 0.88 and 0.33 for antimony, the latter being impacted by a limited number of analyses and by outliers.

Figure 8-4:      Field Duplicates

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Stibnite Gold Project S-K 1300 Technical Report Summary

8.6.6	Pulp Duplicates QA/QC

ALS prepared one pulp duplicate for every twenty samples submitted. A total of 3,414 pulp duplicates were produced and assayed of which 1,788 were above 0.025 ppm for gold and 165 were above 0.05% antimony. Reproducibility for pulp duplicates was excellent for gold with an RMS CV of 8.7% and reproducibility was good to moderate for antimony with an RMS CV of 11.9%. Figure 8-5 shows scatter plots of the original assay values versus the pulp duplicate values.

Figure 8-5:      ALS Pulp Duplicates

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8.6.7	Check Assays QA/QC

Perpetua Resources re-submitted 853 rejects with new sample numbers to ALS for assay to test for reproducibility and consistency (blind rejects). Out of the submitted rejects, 786 were above 0.025 ppm by gold fire assay and 118 were above 0.05% antimony by XRF. Within these parameters, the RMS CV for gold was 12.4% and the RMS CV for antimony was 10.4%, both values showing acceptable reproducibility. A scatterplot of these values is shown on Figure 8-6.

Figure 8-6:      Blind Rejects Assays

Pulps were submitted to three different ISO certified laboratories for umpire assays as a cross check of ALS performance including: American Assay Labs, Inspectorate, and SGS. A total of 1016 pulps were submitted to Inspectorate for gold fire assay of which 988 were above 0.025 ppm. The average percent difference between the Inspectorate assay and the reported ALS assay was -4.57%. Of these samples, 125 were also assayed for antimony of which 63 exceed 0.05% antimony. The average percent difference between ALS and Inspectorate antimony assays for these samples was -4.41%. A total of 1,031 pulps were submitted to AAS for gold fire assay of which 908 were above 0.025 ppm. Eighty-five samples were assayed for antimony that exceeded 0.05%. The average percent difference between the AAS assay and the reported ALS assay was 4.49% for gold and 21.84% for antimony. Removal of sample outliers (absolute percent difference more than 75%) reduces the average antimony difference to 6.88%. Discrepancies are attributed to sample numbering issues at the check lab.

SGS analyzed 177 samples of which 62 were assayed for gold only and 115 were assayed for gold and antimony. One hundred sixty-two samples were above 0.025 ppm gold and 43 samples were above 0.05% antimony. The average percent difference between the SGS assay and the reported ALS assay for gold was 1.08% and for antimony was -3.95%. Figure 8-7 shows the QQ plot of umpire laboratory check assays of pulps.

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Figure 8-7:      Pulp Check Assays

8.6.8	Work Order Evaluation and Corrective Actions

Assay shipments containing drill samples, duplicates, standards and blanks are grouped as work orders, typically containing 50 samples total. Beginning in 2012 and retroactively, each standard and blank within ALS work orders was systematically evaluated using the criteria discussed in Sections 8.6.3 and 8.6.4. If a work order was flagged as questionable, the failed standards or blanks were re-assayed along with the 5 samples sequentially above and below the failure. Some work orders required assay revisions and others contained results that were confirmed by re-assay. When necessary, ALS would re-issue revised certificates and the Perpetua Resources database was updated accordingly. Table 8-6 summarizes the total and revised work orders over the Stibnite Gold Project to date.

Table 8-6:      Work Orders and Revisions by Year

Year	Work Orders	Flagged Work Orders	Flagged Work Order Proportion	Work Orders with Original Results Confirmed	Revised Work Orders
2009-2014 (PEA & PFS)	678	104	15%	75	29
2014-2018 (FS)	32	2	6%	0	2

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Stibnite Gold Project S-K 1300 Technical Report Summary

8.7	Conclusions

It is the opinion of the Independent Qualified Person that the sample collection, preparation, analysis and security for all Perpetua Resources drilling are consistent with appropriate methods for disseminated gold–antimony–silver deposits:

•	Perpetua Resources drill programs included insertion of blank, duplicate and standard reference material samples;

•	Perpetua Resources QA/QC program results do not indicate any problems with the analytical programs or procedures;

•	Perpetua Resources data are subject to validation, which includes checks on lithology data, mineralization/alteration data, sample numbers, and assay data. The checks are appropriate and consistent with industry standards;

•	independent data audits have been conducted, and indicate that the sample collection and database entry procedures are acceptable; and

•	all core has been catalogued and stored in secure designated areas and is appropriately safeguarded against weather.

Where historical data are available, sample collection, preparation, analysis, and security for pre-Perpetua Resources drill programs, are generally considered to have used accurate methods for disseminated gold–antimony–silver deposits but can only be partially verified with appropriate supporting QA/QC results. The QP is of the opinion that the quality and reliability of the sample collection methods, sample security protocols, sample preparation and gold, antimony, and silver analytical data from the pre-Perpetua Resources drilling programs is sufficient to support their use in mineral resource and mineral reserve estimation with the exception of certain holes flagged and determined to be unreliable due to lack of supporting data, poor sample quality, lack of survey control, inappropriate analytical methods or reporting limits or obvious bias. Furthermore, the QP is of the opinion that the quality of the gold, antimony, and silver analytical data from Perpetua Resources drill programs is sufficiently reliable to support their use in mineral resource and mineral reserve estimation with the exception of certain reverse circulation holes that are flagged for exclusion due to cyclicity issues. These assumptions of validity are based on various reviews including analysis and inspection of original drill logs, assay certificates, statistical validations, assessment of geological continuity between pre-Perpetua Resources and Perpetua Resources drill holes, density of drilling, available pre-Perpetua Resources operator laboratory check assays and standards and inter-hole continuity.

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 9 TABLE OF CONTENTS

SECTION			PAGE

9	Data Verification		9-1

	9.1	Introduction	9-1

	9.2	Perpetua Resources Data Reviews	9-1

	9.3	Historical Drillhole Data	9-2

	9.4	Database Verification	9-2

	9.5	Conclusions	9-2

	9.6	References	9-3

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Stibnite Gold Project S-K 1300 Technical Report Summary

9	Data Verification

9.1	Introduction

Data verification programs have been undertaken by numerous independent consultants as well as Perpetua Resources personnel. This section summarizes the verification work and practices employed for both historical and current data. The independent Qualified Person (QP) responsible for section 9 of this report, Garth Kirkham, P. Geo., believes that the datasets are validated and verified sufficiently to support their use in mineral resource and mineral reserve estimation for each of the respective deposits.

The QP has made multiple site visits to Perpetua Resources facilities in Valley and Ada Counties, Idaho. The QP visited the Lake Fork, Idaho offices and facilities April 23–25, 2014 and subsequently visited the site, facilities and surrounding areas July 13–16, 2014, as well as January 12–14, 2017, and visited the Boise offices July 30–August 1, 2018.

The tour of the offices, core logging, and storage facilities showed a clean, well-organized, professional environment. Onsite staff led Kirkham through the chain of custody and methods used at each stage of the logging and sampling process. All methods and processes are to industry standards and best practices and no issues were identified.

Four complete drillholes were selected by Kirkham and laid out at the core storage area. Site staff supplied the logs and assay sheets for verification against the core and the logged intervals. The data correlated with the physical core and no issues were identified. In addition, Kirkham toured the complete core storage facilities. No issues were identified, and core recoveries appeared to be very good.

The 2014 site visit entailed inspection of the workshops, offices, reclaimed drill sites, the Yellow Pine, Hanger Flats and West End mineral resource areas along with the outcrops, historical drill collars, and areas of potential disturbance for potential future mining operations. In addition, the site visit included a tour of the village of Yellow Pine, ID, which is the most likely populated area to be affected by any potential mining operation along with surrounding environs. The 2017 site visit entailed inspection of active core drilling operations in the Hangar Flats deposit as well as the onsite core logging and core cutting facilities, logging and change of custody proceedings. The drilling, logging and sample handling operations were conducted in a professional manner to industry standards and the onsite facilities were clean, well-organized and of professional norms.

9.2	Perpetua Resources Data Reviews

Kirkham reviewed the data storage and practices employed by Perpetua Resources, summarized as follows. Perpetua Resources professional personnel have constructed and maintained the drillhole and geologic solids databases in-house since project inception. A designated database geologist is supervised by an on-site resource geologist who is responsible and accountable for all data stored in the drillhole database and MineSight project directories. Perpetua Resources has updated and revised the drillhole database on numerous occasions.

Perpetua Resources and its contractors have conducted numerous audits of manual inputs of pre-Perpetua Resources drillhole information from original paper log copies. In-house audits completed by Perpetua Resources geologists include a 100% audit of drillhole collar locations (March, 2013), a 5% audit of pre-Perpetua Resources assay records (January, 2013), a 100% audit of gold assays and lithology records for the West End Deposit (April, 2013) and a 100% audit of USBM assay records for the Yellow Pine Deposit (May, 2013). In addition, Perpetua Resources routinely verifies assay records electronically in the drillhole database against original electronic laboratory certificates for Perpetua Resources drilling. Independent contractors completed a 1% audit of pre-Perpetua Resources assay records against the original paper log copies, a 5% audit of Perpetua Resources assay records against PDF lab certificates (February, 2014), and a 100% electronic audit of Perpetua Resources Yellow Pine assay records against original electronic lab certificates as well as a 100% audit of post-2014 drillhole data in 2018.

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Stibnite Gold Project S-K 1300 Technical Report Summary

9.3	Historical Drillhole Data

Perpetua Resources and its contractors have completed numerous validations to assess the accuracy of the historical drillhole data and evaluate what data sets are appropriate for estimation of mineral resources. Kirkham has directed and reviewed these validations throughout his involvement with the Project, allowing for confidence in the quality of legacy data. Perpetua Resources and previous operators on the property have conducted extensive confirmation drilling programs that provide the basis for statistical and graphical inter-campaign drillhole data validations. Statistical validations completed in 2014 included paired sample analysis, comparison of de-clustered population statistics, panel comparisons and block kriging using different data sets. Prior to statistical validation, data from some drillhole campaigns were deemed unreliable and were removed from the database used for mineral resource estimation in Section 11.

The review indicates that results from drilling conducted after 1973 in the Yellow Pine, Hangar Flats and West End deposits generally show good overall agreement with Perpetua Resources drilling and between pre-Perpetua Resources campaigns with certain exceptions. Pre-1953 USBM drilling and Bradley Mining Company surface drilling also compare well to Perpetua Resources and other post-1973 drilling campaigns for gold. Underground drilling generally shows a moderately high bias as compared to Perpetua Resources drilling, as do antimony assays in the Hangar Flats and Yellow Pine deposits. Observed bias in legacy underground drilling campaigns was attributed to orientation bias and structural controls on mineralization rather than analytical or sampling bias.

Perpetua Resources completed mineral resource sensitivity studies to further quantify the potential impact of use or exclusion of various drillhole information. Sensitivities for Yellow Pine in 2014, as previously discussed in the PFS, found only a 4% increase in contained gold using all drillhole data when compared to using only post-1973 data. Similar magnitude changes were observed when excluding Hecla drillhole data for estimation of mineral resources in the Homestake area of the Yellow Pine deposit. Mineral resource sensitivities in 2018, using updated geological models, indicated less than 4% change for Yellow Pine and less than 3% change for Hangar Flats by excluding pre-Perpetua Resources data. These sensitivity results are well within acceptable limits for validation of legacy drillhole information and the use of legacy drillhole information in estimation of mineral resources.

9.4	Database Verification

Perpetua Resources employs multiple electronic verification measures to regularly validate the database for accuracy in addition to the periodic manual verifications discussed in Section 12. Interval verification tools are run to check for intervals that are overlapping or out of sequence. Digital assay data received from the primary assay laboratory are imported directly into the database and then manually verified against lab certificates. Assay data in the database are periodically verified against a master assay spreadsheet and original laboratory analytical reports to prevent assay value errors. Furthermore, sample number ranges are examined for unreasonable differences that may indicate sample switches or typing errors.

9.5	Conclusions

The datasets employed for use in the mineral resource estimates are a mix of historical data and current, modern data. There is always a concern with respect to validity of the historical data. Extensive validation and verification were performed to ensure that the historical data may be relied upon. The QP directed and reviewed extensive validation and verification studies along with procedures performed by external consultants and by Perpetua Resources to ensure validity of the mineral resource estimates. The methods and procedures entailed detailed analysis and resulted in sub-sets of data being excluded.

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Stibnite Gold Project S-K 1300 Technical Report Summary

In the QP’s opinion, the data and results are valid based on the site visits and inspection of all aspects of the Project, including methods and procedures used. It is the opinion of the QP that all work, procedures, and results have adhered to best practices and industry standards. No duplicate samples were taken to verify assay results, but Kirkham is of the opinion that the work is being performed by a well-respected company and management that employs competent professionals that adhere to industry best practices and standards. The QP also notes that authors of prior technical reports (SRK, 2011; SRK, 2012) collected duplicate samples and had no issues.

It is the opinion of the Independent QP that the data used for estimating the current mineral resources for the Yellow Pine, Hanger Flats, West End and Historical Tailings deposits is adequate for this feasibility stage project and may be relied upon to report the mineral resources and mineral reserves contained in this report.

9.6	References

M3 Engineering & Technology (2014). Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, December 8, 2014, amended March 28, 2019.

SRK (2011). Technical Report on Mineral Resources for the Golden Meadows Project, Valley County, Idaho, prepared for Midas Gold, June 6, 2011.

SRK (2012). Preliminary Economic Assessment Technical Report for the Golden Meadows Project Idaho, prepared for Midas Gold, September 21, 2012.

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 10 TABLE OF CONTENTS

SECTION			PAGE

10	Mineral Processing and Metallurgical Testing		10-1

	10.1	Process Flowsheet Development	10-1

	10.2	Comminution and Flotation Studies	10-2

	10.3	Hydrometallurgical Studies	10-5

	10.4	Arsenic Stability Studies	10-7

	10.5	Hydrometallurgical Recovery	10-10

SECTION 10 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 10-1:	Stibnite Project Metallurgical Testing	10-1

Table 10-2:	Grinding Characterization Results	10-2

Table 10-3:	Reagent Dosage by Feed Type (in g/t)	10-3

Table 10-4:	Grind Size and Residence Times	10-3

Table 10-5:	Flotation Concentrate Sample Assays for POX Variability Testing	10-4

Table 10-6:	Process Conditions in Neutralization	10-8

Table 10-7:	Summary of CIL Testwork	10-9

Table 10-8:	Summary of Cyanide Detox Testwork	10-9

Table 10-9:	Kinetic SPLP of POX 5 CIL Detox Residue	10-9

Table 10-10:	Kinetic SPLP of POX 5 CIL Detox Residue Blended with Tailings	10-9

Table 10-11:	Input Data and Chosen POX-CIL Recoveries	10-11

Table 10-12:	Summarized Metallurgical Forecast Algorithms	10-11

SECTION 10 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 10-1:	Effect of Varying Gross CO3/S Ratio on CIL Gold Extraction	10-7

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Stibnite Gold Project S-K 1300 Technical Report Summary

10	Mineral Processing and Metallurgical Testing

Previous phases of mineral process and metallurgical testing were conducted and reported in conjunction with the NI 43-101 PEA (SRK, 2012) and NI 43-101 PFS (M3, 2014) studies. The FS testing included development of composites for variability testing, grinding characterization (Sun, 2017), mineralogy characterization (Palko, 2011a; 2012a; and 2012b), flotation variability testing, grind optimization, production of concentrates for hydrometallurgical testing, cyanide leaching of flotation tailings, and hydrometallurgical testing. The hydrometallurgical testing included batch autoclave pressure oxidation (POX) testing, in situ acid neutralization, continuous POX pilot testing, neutralization testing, arsenic stability investigation, and detoxification. All these studies are documented in detail in the FS report (M3, 2020).

More than 100 technical metallurgical reports and memoranda have been issued in ten years of testing on the Stibnite Gold Project. The key reports supporting the hydrometallurgical component of the study are listed later in this section. Table 10-1 is a listing of the more important reports that provided background data to the sections on mineral processing and alternative treatment of process products.

Table 10-1:      Stibnite Project Metallurgical Testing

Year	Laboratory	Project Number	Title/subject
2011	Blue Coast Metallurgy	PJ025	Hangar Flats Gold Deportment Study
2011	Blue Coast Metallurgy	PJ025	West End Gold Deportment Study
2012	Blue Coast Metallurgy	PJ025	Yellow Pine Gold Deportment Study
2013	Kingston Process Met	n/a	Thermal Treatment of Sb Concentrate
2013	SGS Canada (Lakefield)	14129-001	Recovery of Gold from Historic Golden Meadows Tailings Deposit
2014	SGS Canada (Burnaby)	50146-002 part 1	Master Comp Final Report
2014	SGS Canada (Burnaby)	50146-002 part 2	Variability Comps Final Report
2014	SGS Canada (Burnaby)	50146-002 part 3	Auxiliary Testwork
2014	SGS Canada (Lakefield)	13880-001 part 2	Recovery of Sb from Golden Meadows Stibnite Concentrate
2014	SGS Canada (Lakefield)	13880-004	Sb Leach EW LCT
2014	SGS Canada (Lakefield)	14129-002	Historic Tailings Development
2015	Kemetco	I1405-BCM	Antimony Leach Recovery
2017	Blue Coast Research	PJ5197	Diagnostic Program Report
2017	Blue Coast Research	PJ5208	Pilot Plant Report
2017	Blue Coast Research	PJ5231	Flotation Cleaning Pilot Plants report
2017	Blue Coast Research	PJ5250	Shippable Concentrate Program
2017	SGS Canada (Burnaby)	50146-005 part 1	Comminution
2018	Blue Coast Research	PJ5197	Variability Program Final Report
2018	SGS Canada (Burnaby)	50146-007	Reject Flotation Amenability
2018	SGS Canada (Burnaby)	50146-005 part 2	Flotation Optimization
2018	SGS Canada (Burnaby)	50146-005 part 3	Auxiliary Testing

10.1	Process Flowsheet Development

Process mineralogical studies supporting the 2012 PEA and 2014 PFS indicate that gold in all three deposits is hosted in pyrite and arsenopyrite and is predominantly refractory to direct cyanidation. However, discrete free gold is present in oxidized portions of the West End Deposit which is amenable to cyanide recovery. Antimony in the Yellow Pine and Hangar Flats deposits occurs predominantly as stibnite and is typically coarse-grained when occurring at head grades greater than 0.1% antimony. Selective antimony flotation can be used to produce a saleable antimony concentrate prior to flotation of the sulfide concentrate for POX.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Considerable testing supporting the 2012 PEA and 2014 PFS studies was conducted on samples from the Yellow Pine, Hangar Flats and West End deposits that supported a process flowsheet entailing bulk sulfide flotation to maximize recovery of gold to a sulfide concentrate amenable to treatment by POX for materials assaying less than 0.1% antimony. A selective antimony flotation process would be used remove high antimony materials to produce a shippable antimony concentrate leaving a gold-bearing bulk sulfide rougher concentrate to be floated from the antimony flotation tailings. Some of the oxidized West End ores are free milling or transitional (mixed oxide and sulfide), and an ore leaching process was developed to treat these materials. Testing was also conducted on samples of the Historical (Bradley) tailings. This work showed the Historical Tailings could be processed using the same flowsheet most likely as a blend with fresh sulfide ores.

10.2	Comminution and Flotation Studies

Comminution testing, including 31 JK Drop Weight and SMC tests, 36 Bond Ball Mill Work Indices, 21 Bond Rod Mill Work Indices, 19 Crusher Work Indices and 14 Abrasion Indices have been conducted on samples from the Project. These data show the ores to be amenable to SAG milling and the Bond Ball Mill work index to a closing size of 150 microns, averages 13.5 kilowatt-hours per metric tonne (kWh/t), as shown in Table 10-2.

Table 10-2:       Grinding Characterization Results

Test	Units	Yellow Pine			Hangar Flats			West End
		No. of Tests	Avg.	75th Percentile	No. of Tests	Avg.	75th Percentile	No. of Tests	Avg.	75th percentile
JK Drop Weight SAG Testing
A x b	N/A	1	103.5	n/a	1	123.2	n/a	1	63.4	n/a
Ta	N/A	1	0.68	n/a	1	1.5	n/a	1	0.37	n/a
SMC Testing
A x b	N/A	10	93.6	17.5	10	159.0	105.2	8	50.0	37.6
Ta	N/A	10	0.93	0.84	10	1.61	1.00	8	0.49	0.37
Crusher and Mill Index Testing
Crusher WI	kWh/t	7	5.7	6.1	7	6.0	7.0	5	9.6	12.5
Abrasion Index	N/A	6	0.21	0.25	5	0.19	0.22	3	0.24	0.31
Bond Rod Mill WI	kWh/t	9	11.2	11.3	7	10.5	10.8	5	13.9	15.0
Bond Ball Mill WI @ 150µm	kWh/t	7	13.7	14.1	7	13.3	13.6	7	13.0	13.5
Bond Ball Mill WI @ 100µm	kWh/t	5	16.2	16.4	5	16.0	17.1	5	16.2	16.4

The flotation testwork conducted following the PFS focused on optimizing bulk sulfide rougher flotation and concentrate upgrading. Five master composites were subjected to different treatment schemes varying the selection and dosage of activators, depressants, collectors and frothers to economically optimize the dosage of each of the key flotation reagents (Table 10-3).

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 10-3:      Reagent Dosage by Feed Type (in g/t)

Circuit	Reagent	High Antimony		Low Antimony
		Yellow Pine	Hangar Flats	Yellow Pine	Hangar Flats	West End
Grinding	Sodium cyanide	35	35	-	-	-
	Lime	200	225	-	-	-
	Copper Sulphate	-	-	100	100	100
Sb Conditioning	Lead nitrate	200	250	-	-	-
	Cytec 3418A	15	10	-	-	-
Antimony Rougher Flotation	Cytec 3418A	-	-	-	-	-
	MIBC	20	25	-	-	-
Antimony Cleaner Flotation	Sodium cyanide	20	20	-	-	-
	Cytec 3418A	-	4
	Lead nitrate	-	20
	MIBC	-	-	-	-	-
Bulk Sulfide Conditioning	Copper Sulphate	120	100	-	-	-
	PAX	65	60	35	35	35
	Aero 3477	-	-	10	10	-
Bulk Sulfide Rougher Flotation	PAX	135	90	90	90	90
	Copper Sulphate	30	-	-	-	-
	Aero 3477	-	-	40	40	-
	MIBC	35	15	45	25
Bulk Sulfide Cleaner Conditioning	Copper Sulphate	-	-	-	-	50
Bulk Sulfide Cleaner Flotation	PAX	25	25	25	25	60
	Aero 3477	-	-	-	-	-
	MIBC	4	4	4	4	-

Concentrate upgrading was deemed necessary to reduce slurry viscosity and achieve autothermic conditions in the autoclave through reduction of jarosite formation. Cleaner flotation testing of the rougher concentrate successfully upgrades sulfur concentration from 5% to 7.5% with gold losses of 1-2%. An extensive trade-off testing program identified the optimal residence times and optimal grind size — 80% passing 85 microns — based on replicate batch testing and locked cycle tests on a suite of master composites (Table 10-4).

Table 10-4:      Grind Size and Residence Times

Circuit	Reagent	High Antimony		Low Antimony
		Yellow Pine	Hangar Flats	Yellow Pine	Hangar Flats	West End
Grinding, 80% passing size (microns)		85	85	85	85	85
Residence times (minutes)
Sb Conditioning	Lead nitrate	1	1	-	-	-
	Cytec Aerophine® 3418A	1	1	-	-	-
Sb Rougher Flotation		2	2	-	-	-
Sb Cleaner Conditioning	Sodium cyanide	1	1	-	-	-
	Lead nitrate	1	1	-	-	-
	Cytec Aerophine® 3418A	1	1	-	-	-
Sb Cleaner 1		2	2	-	-	-
Sb Cleaner Conditioning	Sodium cyanide	1	1	-	-	-
	Lead nitrate	1	1	-	-	-
	Cytec Aerophine® 3418A	1	1	-	-	-
Sb Cleaner 2		2	2	-	-	-
Bulk Sulfide Conditioning	Copper Sulphate	3	3	-	-	-
	PAX/Aero® 3477	1	1	1	1	1
Bulk Sulfide Float	Rougher flotation	31	31	31	31	31
Bulk Sulfide Float	Cleaner flotation	30	30	30	30	30

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Stibnite Gold Project S-K 1300 Technical Report Summary

Flotation pilot plant runs on 3,600 kg of early production sulfide material from Yellow Pine were conducted to generate material for autoclave testwork and included rougher flotation and concentrate upgrading achieving the target 7.5% sulfur grade.

A bulk flotation program was executed at SGS in Burnaby to produce concentrate for hydrometallurgical POX and downstream processing (neutralization, cyanide leaching, and arsenic stabilization) variability testing at SGS in Malaga (Gajo, 2018). In this program, cleaner flotation was used to make concentrates from fourteen feed composites (Table 10-5). Estimated recoveries are included but should be used with caution as cleaner flotation was conducted several months after rougher flotation and some cleaner recoveries were poor on the likely tarnished rougher concentrates.

Table 10-5:      Flotation Concentrate Sample Assays for POX Variability Testing

Description	SGS #	Mass	Au (g/t)	Sulfur (%)	CO3 (%)	Au Recovery To Conc
Yellow Pine Years 0-3 Low Sb	Conc 3	5.1	16.9	8.8	3.9	89
Yellow Pine Years 0-3 High Sb	Conc 4	5.8	12.8	8.1	3.2	74
Yellow Pine Years 4+ Low Sb	Conc 5	9.0	20.8	9.7	4.9	93
Hangar Flats Remote from Meadow Creek Fault (HFO)	Conc 6	10.0	11.9	8.9	2.4	91
Hangar Flats Meadow Creek Fault Zone (HFFZ)	Conc 7	6.3	9.5	7.6	2.6	83
West End High Carbonate, sighter composite (WEBH)	Conc 8	3.7	21.4	16.4	8.9	78
West End High Carbonate, sighter composite (WEBH)	Conc 9	5.9	16.6	11.3	10.8	79
Yellow Pine/Hangar Flats Pilot Sample (5208)	Conc 10	552	11.1	7.6	3.5	92
West End High Carbonate, bulk composite	Conc 11	50.9	17.1	14.7	9.6	79
Hangar Flats/West End blend (HF/WE)	Conc 12	57.7	11.3	8.1	6.7	86
West End Medium Carbonate (WEBM)	Conc 13	1.4	27.3	18	8.0	82
West End Low Carbonate (WEBL)	Conc 14	1.1	19.7	12.6	9.3	80

Additional testwork focused on cyanide leaching of flotation concentrates and flotation tailings, whole ore leaching of West End oxides, and the use of POX CCD overflow to liberate gold from cleaner tailings (M3, 2020). The cyanide leaching conclusions were that cyanide leaching of rougher tailings from West End transition (mixed sulfide and oxide) material was economically beneficial. Leach testing of rougher tailings from Yellow Pine and Hangar Flats did not produce an economic benefit. Similarly, flotation of West End oxide material with minor gold-bearing sulfide contents did not produce an economic benefit over whole-ore leaching.

A variability study was conducted to assess performance of the mineral processing circuit on different ore sub-types and to support predictions of overall metallurgical recoveries. Forty-four variability composites were developed to represent the major lithological and alteration material blends to be processed from the three deposits and historical tailings during different project periods. Lithological controls were not found to impart significant variability on gold recoveries with the exception of clay-rich fault gouge and transitional materials. For the West End transitional materials, flotation and POX treatment has a greater economic benefit up to approximately 75% AuCN/AuFA—ratios higher than that would be processed by whole-ore leaching. Historical tailings can be blended with Yellow Pine feed at a rate up 15% of total feed, resulting in reduction of the grinding work index by 10-14% (Gajo, 2014b).

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Stibnite Gold Project S-K 1300 Technical Report Summary

West End sulfide material is refractory while transition material has a significant cyanide-leachable gold content. Sulfide material will be processed by flotation, concentrate POX and cyanide leaching of the concentrate. Transition material will be treated similarly except that the flotation tailings will also be leached. Oxide material will be leached with cyanide after crushing without any flotation. Metallurgical predictions for West End are based on cyanide leachability and on a target concentrate carbonate to sulfur ratio of 1.3:1, as the presence of excessive carbonate in the concentrate inhibits autothermic oxidation—and associated gold recovery—in the autoclave.

10.3	Hydrometallurgical Studies

Batch and pilot plant testwork for the POX and neutralization processes were completed at AuTec (Vancouver, Canada), CESL (Vancouver, Canada) and SGS (Malaga, Perth). These tests were performed on various concentrates derived from ore samples that represent parts of the deposits and mill feed over the life of mine.

Description and documentation for the test programs are as follows:

•	Batch Pressure Leach Testwork at AuTec (Le, 2017a).

•	Pre-Autoclave Pilot Batch Testwork at AuTec (Le, 2017b).

•	Continuous Pressure Oxidation and Cyanidation on Two Midas Gold Project Concentrate at AuTec, April 2017 (Ahern, et al., 2017).

•	Solid Liquid Separation Testwork on Pilot Plant Feed and Discharge at AuTec, May 2017 (Pocock Industrial, 2017).

•	Stibnite Gold Project Total Oxidative Leach (TOL) Bench Program at CESL, April – May 2017 (Teck Resources Limited, 2017).

•	POX Discharge Diagnostic Leach Program at AuTec, June 2017 (Le & Erwin, 2017).

•	Stibnite and West End POX Testwork at AuTec, August 20174 – January 2018, (Erwin, 2018).

•	POX Batch Test at SGS Australia, July 2017 to March 2018, (Lima, 2018c).

•	Pilot POX Test Program at SGS Australia, November 2017 (Lima, 2018c).

•	Neutralization Batch Test at SGS Australia, January – February 2018 (Lima, 2018a).

•	Pilot Neutralization Test at SGS Australia, March 2018 (Lima, 2018a).

•	Geochemical Batch Test Program at SGS Australia, May 2018, (Lima, 2018d).

•	Batch Test Program – arsenic destabilization identification at SGS Australia, April – June 2020 (SGS Minerals Metallurgy, 2020).

The objective of this 2020 testwork program was to (a) identify under what conditions the arsenic was destabilized in the downstream processing of the concentrate, and, (b) establish the impact on the downstream processes after pressure oxidation leach on the solute values especially mercury, arsenic and antimony.

10-5

Stibnite Gold Project S-K 1300 Technical Report Summary

The following process steps were examined during the hydrometallurgical testing program:

•	Pressure oxidative leach (POX);

•	Thickening and filtration testing of the POX discharge slurry;

•	In-situ acid neutralization (ISAN);

•	Atmospheric Arsenic Precipitation (AAP);

•	Slurry neutralization;

•	Thickening and filtration testing of the neutralized slurry;

•	Cyanide leach / Carbon-in-Leach (CIL);

•	Continuous cyanide detox;

•	Blending of cyanide detox residue and flotation tailings; and

•	Synthetic Precipitation Leaching Procedure (SPLP) testing of tailing slurries.

The early batch tests were undertaken at AuTec on a blended concentrate (20% mass pull to yield a sulfide concentrate typically assaying 5% S) in March 2017 (Lee, 2017a) with the following outcomes:

•	The Stibnite Gold concentrate was amenable to acid pressure oxidation at 220°C and a retention time of approximately 60 minutes. After a hot acid cure and CIL, the gold recoveries were 95 to 98%. The recovery of silver was between 1 and 12%.

•	Optimized leach feed densities appeared to be in the range of 30-35% for all concentrates.

•	The concentrate P80 was 46 µm and 50% of the gold was present in the fractions finer than 25 µm.

•	Arsenic in the pressure leach residues was not stable and leached in the hot acid cure step.

•	In CIL, the average cyanide consumption was 1.14 kg/t, and lime addition was 7.2 kg/t.

Oxidation tests were also undertaken at CESL and at SGS to investigate neutralization of acid inside the autoclave, or “in-situ acid neutralization” (ISAN) to reduce the formation of jarosite thereby increasing the liberation of leachable gold. Neutralization of acid inside the autoclave was accomplished by adding ground limestone in the POX feed to control free acid and sulfate concentrations and limit the formation of jarosite and basic iron sulfate. The objective was to increase ferric concentrations to enhance the formation of scorodite and lower sulfate concentrations to inhibit the formation of pitticite (an unstable arsenic compound). The SGS tests confirmed consistent gold recoveries in the range of 96.5-99.0%.

Another concern associated with pressure oxidation of arsenic-bearing sulfide materials is the composition and stability of arsenic species in the discharge. The U.S. Environmental Protection Agency (EPA) Synthetic Precipitation Leaching Procedure (SPLP) is the accepted method for estimating the adsorption-desorption potential of metals in waste solids or soils. SPLP testing of POX residues confirmed additional benefits from ISAN, with SPLP arsenic concentrations decreasing with increasing CO3/S mass ratios to about 1.25 or higher. The CO3/S ratio, which reflects the magnitude of limestone added, did not appear to affect the silver CIL recovery.

The continuous POX pilot plant was undertaken at SGS Malaga during the period of November 20-26, 2017. The test feed concentrate was generated from low-antimony samples from the Yellow Pine and Hangar flat deposits. The testing was conducted in a 22-liter autoclave with four compartments at feed rate of 4-6 kg/h and a nominal residence time of 75 minutes. The operating parameters were the same as those established in previous batch tests, but with varying levels of limestone additions to the feed to achieve a range of gross CO3/S ratios. The autoclave residue was treated by hot acid cure (HAC) and neutralized prior to cyanide leaching. HAC was by-passed at higher CO3/S ratios because the acid content in the slurry was too low to warrant this step. Figure 10-1 shows the effect of varying gross CO3/S ratio (in situ + applied) on CIL gold extraction.

10-6

Stibnite Gold Project S-K 1300 Technical Report Summary

The results show increasing gold extraction at higher CO3/S ratios up to a value of 1.2; further increases in CO3/S ratio appeared to have minimal effect. Increasing the CO3/S ratio also appears to favor lower arsenic SPLP values and hence improved arsenic stability in the leach residues. Quantitative mineralogy on the pilot autoclave solids suggested that iron was precipitated as iron (III) hydroxide (or ferrihydrite), and arsenic was precipitated predominantly as scorodite, a stable arsenic product.

Figure 10-1:     Effect of Varying Gross CO3/S Ratio on CIL Gold Extraction

10.4                Arsenic Stability Studies

In the initial metallurgical pilot test work conducted at AuTec, the arsenic in the pressure leach residues was unstable, possibly because of the preferential formation of pitticite over scorodite. In subsequent metallurgical testing at SGS, the stability of arsenic improved with increases in the CO3/S ratio to as high as 1.6. The alkalinity in the limestone was postulated to have reduced the propensity for the formation of hydroxy-sulfate compounds, such as basic ferric sulfate and jarosite, and released iron to form ferrihydrite that was able to sequester arsenic as a more stable mineral, such as scorodite. However, subsequent environmental geochemical testing completed on commingled flotation and detoxified cyanide leach tailings from the SGS pilot plant indicated that arsenic was destabilized at some point downstream of the POX process.

A testing program was initiated at SGS commencing April 2020 to establish how and where the destabilization of arsenic occurred. This program included ISAN POX tests with a terminal free acid of 8 to 13 mg/L of H2SO4, atmospheric arsenic precipitation (AAP), and a two-step neutralization procedure. The AAP process precipitates iron and arsenic slowly at an elevated temperature (92°C) by progressively adding limestone to achieve a pH of approximately 2 with a retention time of 4 to 5 hours. Test results suggest that under these conditions, a stable scorodite precipitate (FeAsO42H2O) formed.

Arsenic removal to levels of approximately 5 mg/L in the autoclave discharge slurries were achieved with the atmospheric arsenic precipitation and required the following conditions:

•	Temperatures above 90 °C,

•	Aqueous iron-to-arsenic ratios in excess of 2:1,

•	Graded pH profile of between 1.2 and 2 over approximately four agitated tanks,

•	Retention time of approximately 4-5 hours, and

•	The stability of the atmospheric arsenic precipitation residue from the SPLP arsenic result was very acceptable at 0.28 mg/L.

10-7

Stibnite Gold Project S-K 1300 Technical Report Summary

Batch neutralization tests were conducted at two discrete pH regions: neutralization to pH 5 with limestone followed by neutralization to pH 10 with lime. The results show that the slurry temperature during the pH 5 neutralization step has no impact on arsenic stability; however, during the pH 10 neutralization step for slurry temperatures greater than 45°C arsenic destabilization occurred. The destabilization was postulated to be related to the reaction between free hydroxyl ions and the remaining pitticite. SPLP testing confirmed that reducing the neutralization temperature of the pH 5 slurry to 45°C prior to raising the pH to 10 minimized this reaction. The SPLP values for arsenic in slurries at or below 45°C were in excess of 3 mg/L, indicating that some destabilization occurred at the lower temperature.

Consequently, the PFS flowsheet includes a two-step neutralization circuit, with a cooling circuit between the neutralization steps. Slurry Cooling Towers were considered for cooling the slurry prior to the pH 10 neutralization step. No slurry cooling testwork has been done; however, testwork for this circuit should be considered prior to project implementation. The process conditions for neutralization are provided in Table 10-6.

Table 10-6:     Process Conditions in Neutralization

Parameters	Units	Neutralization Stage pH	Value
Temperature	°C	5	≤ 80
		10	≤ 45
Reagent	-	5	Middle Marble Limestone
		10	Lime
Retention Time	h	5	≤ 0.5
		10	~ 1.0 Note 1
Slurry SG	% solids	Feed to Neutralization	~41.2
		5	~ 45.1
		10	~ 45.5
Slurry Cooling Drift Loss	%	5	~ 0.002
Solids	kg/h	5	~14
Evaporation	t/h	5	~26
Cooling Range	°C	5	~15 (estimate)
Terminal Temperature	°C	5	~60
Note 1: Controlled Adjustment required.

Activated carbon (CIL) was employed in the batch cyanide leach tests where the gold recovery was required. Arsenic values generally exceed the “cut off” value of 2.0 mg/L thus confirming that the destabilization of arsenic that commenced in the pH 10 neutralization is persistent in CIL.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 10-7 summarizes the CIL testwork data and results.

Table 10-7:      Summary of CIL Testwork

Parameters	Units	Value
Sodium Cyanide	kg/t dry feed	1.19
Oxygen	kg/t dry feed	0.96
Lime (Ca(OH)2)	kg/t dry feed	21.2
Water Dilution to Achieve 40% solids	t/h	~ 64
Gold Recovery	%	96.7 - 98.4
Silver Recovery	%	3 - 27
Temperature	°C	~ 40
pH at 24hr	-	9.5 - 9.8
Feed SG	% Solids	40%

Batch continuous cyanide detox tests were employed. Samples were taken after 4 turnovers had been achieved. The cyanide detox testwork results are summarized in Table 10-8.

Table 10-8:      Summary of Cyanide Detox Testwork

Parameters	Units	Value
Sodium Metabisulfite (Over-Stoichiometric)%		10
Dissolved Oxygen Concentration	ppm	16 – 29
Lime Addition (Ca(OH)2)	kg/t dry solid feed	0.021 – 0.042
Temperature	°C	36 – 40
pH	-	8.6 – 8.9
Retention Time	min	18 – 26

The cyanide detox slurry was blended with concentrator tailings thickener underflow and the blend was examined for arsenic stability. The cyanide detox residue from a single pressure oxidation test (POX 5 CIL Detox residue) was submitted to a “kinetic” SPLP program to identify whether time had any impact on the stability of the residue. The residue was stored below its supernatant at 20°C. The results of these tests are provided in Table 10-9 and Table 10-10.

Table 10-9:      Kinetic SPLP of POX 5 CIL Detox Residue

Parameters	Units	Week 0	Week 1	Week 2	Week 3	Week 4	Week 5	Week 6
Arsenic, As	mg/L	3.28	3.60	3.75	3.88	3.44	3.62	3.44
Mercury, Hg	mg/L	<0.02	<0.02	<0.02	<0.02	<0.02	<0.02	<0.02
Antimony, Sb	mg/L	<0.1	<0.1	0.016	0.035	0.013	0.018	0.018

Table 10-10:     Kinetic SPLP of POX 5 CIL Detox Residue Blended with Tailings

Parameters	Units	Week 0	Week 1	Week 2	Week 3	Week 4	Week 5	Week 6
Arsenic, As	mg/L	0.41	0.46	0.46	0.59	0.46	0.46	0.47
Mercury, Hg	mg/L	<0.02	<0.02	<0.02	<0.02	<0.02	<0.02	<0.02
Antimony, Sb	mg/L	<0.1	<0.1	0.173	0.276	0.208	0.32	0.33

The assay values suggest that there may be some destabilization of antimony. However, the SPLP arsenic in the Detox Residue blended with tailings does not indicate cause for concern.

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Stibnite Gold Project S-K 1300 Technical Report Summary

10.5                Hydrometallurgical Recovery

Test data using the FS flowsheet has been generated on gold (pyrite/arsenopyrite) concentrates from composite samples of the following ore types and blends:

•	Yellow Pine High Antimony (Con 4)

•	Yellow Pine Low Antimony (Con 2, 3, 5)

•	Hangar Flats High and Low Antimony (Con 6, Con 7)

•	West End Sulfide/Transition (Con 8, Con 9, Con 11)

•	Blended Composite representing Years 1-4 production consisting of 85% Yellow Pine and 15% Hangar Flats (Con 1, Con 10)

•	Blended composite representing periods of blended Hangar Flats/West End production (Con 12)

A series of options for the prediction of hydrometallurgical recoveries have been considered:

•	Option 1: Average all the data, weighted evenly.

•	Option 2: Average of all data, weighted evenly, excluding Con 8. All subsequent options excluded Con 8.

•	Option 3: Projected recoveries for each ore type/source reflected average result from the relevant tests.

•	Option 4: Projected recoveries for each ore type/source reflected average result from the relevant tests except Yellow Pine Low Sb, where the pilot plant result alone was used.

•	Option 5: Only the pilot plant result was used.

M3 chose to adopt Option 4 for forecasting the extraction of gold to solution for the project metallurgical forecast. The pertinent input data and chosen recoveries are shown in Table 10-11.

Downstream processing steps (carbon absorption, desorption and refining) all incur small gold losses. Using a standard M3 parameter, these have been assumed to add up to 0.8% for both gold and silver. Accordingly, recovery to doré from leach solution has been assumed to be 99.2%.

No testing was done on concentrate from re-flotation of Bradley Tailings material, so it is assumed that the POX recovery will be the same as for Yellow Pine low Sb material.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 10-11:     Input Data and Chosen POX-CIL Recoveries

Metal	Ore Source/Type	Composite	Individual Recoveries, %	Selected Recovery, %	Notes
Gold	YP High Sb	Con 4	96.7	96.0	Con 4 recovery, carbon and solution losses assumed to be 0.8%
	85% YP/15% HF	Con 1	97.9	96.7	Average of pilot plant (98.1%) and average of batch tests on different composites (96.8%). Carbon and solutions losses assumed to be 0.8%
	YP Low Sb	Con 2	98.2
	YP Low Sb	Con 3	95.2
	YP Low Sb	Con 5	95.8
	85% YP/15% HF	Con 10	98.1
	HF	Con 6	96.9	96.5	Average recovery (97.3%), carbon losses of 0.8%
	HF	Con 7	97.6
	50:50 HF:WE	Con 12	98.0	97.6	Average recovery, excluding Con 8, carbon losses 0.8%
	WE	Con 8	90.3
	WE	Con 9	98.4
	WE	Con 11	98.8
Silver	YP High Sb	Con 4	0.0	0.0
	YP Low Sb	Con 1	1.1	2.3	Average recovery
	YP Low Sb	Con 2	3.7
	YP Low Sb	Con 3	2.7
	YP Low Sb	Con 5	2.8
	85% YP/15% HF	Con 10	1.2
	HF	Con 6	0.2	0.4	Average recovery
	HF	Con 7	0.6
	50:50 HF:WE	Con 12	1.6	5.9	Average recovery
	WE	Con 8	1.7
	WE	Con 9	7.1
	WE	Con 11	13

Based on the above-described rationale, Table 10-12 provides the metallurgical projections that have been adopted for the study.

Table 10-12:     Summarized Metallurgical Forecast Algorithms

Ore Body	Ore Type	Product	Parameter	Metallurgy Forecast Algorithms
Yellow Pine	High Antimony	Antimony Con	Au Recovery into Sb Concentrate	3.40 x Sb grade + 0.0089
			Ag Recovery into Sb Concentrate	73.39 x Sb grade + 0.022
			Sb Recovery in Sb Concentrate	11.89 x Sb grade +0.83
			Sb Concentrate Grade	65.0%
		Doré	Au Flotation/POX/CIL Recovery (for 6.5% S con)	(7.94 x pyritic S grade + 0.836) x 0.960
			Ag Flotation/POX/CIL Recovery (for 6.5% S con)	0.0%
		Sulfide Con	Sulfide Sulfur Flotation Recovery (for 6.5% S con)	21.20 x pyritic S grade + 0.621
	Low Antimony	Doré	Au Flotation/POX/CIL Recovery (for 6.5% S con)	90.7%
			Ag Flotation/POX/CIL Recovery (for 6.5% S con)	0.6%
		Sulfide Con	Sulfide Sulfur Flotation Recovery (for 6.5% S con)	96.1%
Hangar Flats	High Antimony	Antimony Con	Au Recovery into Sb Concentrate	6.82 x Sb head grade + 0.002
			Ag Recovery into Sb Concentrate	52.8%
			Sb Recovery in Sb Concentrate	11.00 x Sb head grade + 0.80
			Sb Concentrate Grade	54.1%
		Doré	Au Flotation/POX/CIL Recovery (for 6.5% S con)	86.6%
			Ag Flotation/POX/CIL Recovery (for 6.5% S con)	0.1%
		Sulfide Con	Sulfide Sulfur Flotation Recovery (for 6.5% S con)	79.4%
	Low Antimony	Doré	Au Flotation/POX/CIL Recovery (for 6.5% S con)	88.9%
			Ag Flotation/POX/CIL Recovery (for 6.5% S con)	0.2%
		Sulfide Con	Sulfide Sulfur Flotation Recovery (for 6.5% S con)	95.3%
West End	Oxide	Doré	Au Direct CIL Recovery	(0.916 x CN/FA + 0.0120) x 0.992
		Doré	Ag Direct CIL Recovery	(0.411 x CN/FA + 0.256) x 0.992
	Sulfide and Transition	Doré	Au Flotation/POX/CIL Recovery (to 1.3 CO3/S Con)	(-0.867 x CN/FA + 0.997) x 0.976
		Doré	Ag Flotation/POX/CIL Recovery (to 1.3 CO3/S Con)	(-0.809 x CN/FA + 0.959) x 0.009
		Sulfide Con	Sulfide Sulfur Flotation Recovery (to 1.3 CO3/S Con)	-0.294 x CN/FA + 0.989
		Doré	Au Flotation Tailings CIL Recovery, Low CN/FA	(1.767 x CN/FA + 0.162) x 0.992 for CN/FA < 0.31
		Doré	Au Flotation Tailings CIL Recovery, High CN/FA	(0.451 x CN/FA + 0.549) x 0.992 for CN/FA > 0.31
		Doré	Ag Flotation Tailings CIL Recovery	60.9%
Bradley Tailings	Low Antimony	Doré	Au Flotation/POX/CIL Recovery	67.7%
		Doré	Ag Flotation/POX/CIL Recovery	0.2%
		Sulfide Con	Sulfide Sulfur Flotation Recovery	74.0%

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 11 TABLE OF CONTENTS

SECTION				PAGE

11	MINERAL RESOURCE ESTIMATES			11-1

	11.1	Introduction		11-1

	11.2	Yellow Pine		11-3

		11.2.1	Mineral Resource Estimation Procedures	11-3

		11.2.2	Geologic Modeling	11-4

		11.2.3	Controls on Mineralization	11-4

		11.2.4	Exploratory Data Analysis and Data Preparation	11-4

		11.2.5	Estimation Domain Modeling	11-5

		11.2.6	Compositing	11-7

		11.2.7	Composite Statistics and Capping	11-7

		11.2.8	Spatial Statistics	11-9

		11.2.9	Block Model Parameters and Grade Estimation	11-9

		11.2.10	Block Model Validation	11-11

		11.2.11	Geochemical Estimates	11-11

	11.3	Hangar Flats		11-12

		11.3.1	Mineral Resource Estimation Procedures	11-12

		11.3.2	Geologic Modeling	11-12

		11.3.3	Controls on Mineralization	11-13

		11.3.4	Exploratory Data Analysis and Data Preparation	11-13

		11.3.5	Estimation Domain Modeling	11-13

		11.3.6	Compositing	11-15

		11.3.7	Composite Statistics and Capping	11-15

		11.3.8	Spatial Statistics	11-16

		11.3.9	Block Model Parameters and Grade Estimation	11-16

		11.3.10	Block Model Validation	11-18

		11.3.11	Geochemical Estimates	11-19

	11.4	West End		11-19

		11.4.1	Mineral Resource Estimation Procedures	11-19

		11.4.2	Geologic Modeling	11-19

		11.4.3	Controls on Mineralization	11-20

		11.4.4	Exploratory Data Analysis and Data Preparation	11-20

		11.4.5	Estimation Domain Modeling	11-21

		11.4.6	Capping and Compositing	11-22

		11.4.7	Spatial Statistics	11-24

		11.4.8	Block Model Parameters and Grade Estimation	11-24

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Stibnite Gold Project S-K 1300 Technical Report Summary

	11.4.9	Block Model Validation	11-25

	11.4.10	Geochemical Estimates	11-26

11.5	Historical Tailings		11-26

	11.5.1	Mineral Resource Estimation Procedures	11-26

	11.5.2	Geologic Modeling	11-26

	11.5.3	Estimation Domain Modeling	11-26

	11.5.4	Compositing	11-27

	11.5.5	Evaluation of Outliers	11-27

	11.5.6	Statistical Analysis and Spatial Correlation	11-27

	11.5.7	Block Model Parameters and Grade Estimation	11-28

	11.5.8	Block Model Validation	11-29

11.6	Mineral Resource Classification		11-29

11.7	Discussion of Cut-off Grade and Reasonable Prospect of Eventual Economic Extraction		11-32

11.8	Mineral Resource Statements		11-33

11.9	Discussion Uncertainty to the Mineral Resource Estimate, Classification, And Reasonable Prospects of Economic Extraction		11-37

11.10	Conclusions		11-38

11.11	References		11-38

SECTION 11 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 11-1:	Yellow Pine Gold Estimation Domains and Descriptions	11-5

Table 11-2:	Descriptive Statistics for Primary Gold Domain Composites (g/t Au)	11-8

Table 11-3:	Descriptive Statistics for Low Grade Secondary Gold Domain Composites (g/t Au)	11-8

Table 11-4:	Descriptive Statistics for Antimony Composites (% Sb)	11-9

Table 11-5:	Descriptive Statistics for Silver Composites (g/t Ag)	11-9

Table 11-6:	Block Model Definition for Yellow Pine	11-9

Table 11-7:	Gold & Antimony Estimation Domain Codes	11-14

Table 11-8:	Descriptive Statistics for Gold Domain Composites (g/t Au)	11-15

Table 11-9:	Descriptive Statistics for Silver Domain Composites (g/t Ag)	11-15

Table 11-10:	Descriptive Statistics for Antimony Domain Composites (% Sb)	11-16

Table 11-11:	Block Model Definition for Hangar Flats	11-16

Table 11-12:	Density Assignment Values for Hangar Flats Rock Types	11-17

Table 11-13:	Capping Grades for Samples	11-23

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-14:	Descriptive Statistics for West End Capped Total Gold Composites	11-23

Table 11-15:	Descriptive Statistics for West End Cyanide Capped Gold Composites	11-23

Table 11-16:	Descriptive Statistics for West End Capped Total Silver Composites	11-23

Table 11-17:	Descriptive Statistics for West End Cyanide Capped Silver Composites	11-23

Table 11-18:	Block Model Definition for West End	11-24

Table 11-19:	Density Assignment Values for West End Lithologic Units	11-24

Table 11-20:	Raw Assay Statistics for the Historical Tailings	11-27

Table 11-21:	Historical Tailings Descriptive Statistics for Capped Composites	11-27

Table 11-22:	Correlogram Models for the Historical Tailings	11-28

Table 11-23:	Historical Tailings Block Model Definition	11-28

Table 11-24:	Summary of Estimation Parameters for the Historical Tailings	11-28

Table 11-25:	Pit Optimization Parameters by Deposit	11-32

Table 11-26:	Consolidated Mineral Resource Statement for the Stibnite Gold Project at the end of the fiscal Year 2021 based on $1,500/oz gold	11-33

Table 11-27:	Consolidated Mineral Resource Statement for the Stibnite Gold Project at the end of the fiscal Year 2021 based on $1,500/oz gold, EXCLUSIVE OF RESERVES	11-34

Table 11-28:	Antimony Sub-Domains Consolidated Mineral Resource Statement at the end of the fiscal Year 2021 based on $1,500/oz gold	11-35

Table 11-29:	Yellow Pine Mineral Resource Statement Open Pit Oxide + Sulfide at the end of the fiscal Year 2021 based on $1,500/oz gold	11-35

Table 11-30:	Hangar Flats Mineral Resource Statement Open Oxide + Sulfide at the end of the fiscal Year 2021 based on $1,500/oz gold	11-36

Table 11-31:	West End Mineral Resource Statement Open Pit Oxide + Sulfide at the end of the fiscal Year 2021 based on $1,500/oz gold	11-36

Table 11-32:	Historical Tailings Mineral Resource Statement Open Pit Sulfide at the end of the fiscal Year 2021 based on $1,500/oz gold	11-37

SECTION 11 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 11-1:	Plan Map of the Stibnite Gold Project Area Showing Locations of the Deposits	11-3

Figure 11-2:	Yellow Pine Estimation Domains	11-7

Figure 11-3:	Yellow Pine Gold Block Model	11-10

Figure 11-4:	Yellow Pine Antimony Block Model	11-11

Figure 11-5:	Hangar Flats Estimation Domains	11-14

Figure 11-6:	Hangar Flats Gold Block Model	11-18

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-7:	Hangar Flats Antimony Block Model	11-18

Figure 11-8:	West End Structural Domains	11-22

Figure 11-9:	West End Gold Block Model	11-25

Figure 11-10:	Mineral Resource Classification for Yellow Pine	11-29

Figure 11-11:	Mineral Resource Classification for Hangar Flats	11-30

Figure 11-12:	Mineral Resource Classification for West End	11-31

11-iv

Stibnite Gold Project S-K 1300 Technical Report Summary

11	MINERAL RESOURCE ESTIMATES

11.1	Introduction

The Mineral Resource Statement presented herein represents a mineral resource evaluation prepared for Perpetua Resources in accordance with the United States Securities and Exchange Commission (SEC) regulation S-K subpart 1300 (S-K 1300). This evaluation includes updated Mineral Resource estimates for the Project’s three lode gold deposits: Yellow Pine, Hangar Flats and West End, and reports the Mineral Resource Estimate for the Historical Tailings deposit.

This section describes the mineral resource estimation methodology and summarizes the key assumptions. In the opinion of Garth Kirkham, P.Geo., Qualified Person, the Mineral Resource Estimates reported herein are a reasonable representation of the mineral resources found within the Project at the current level of sampling. The mineral resources were estimated in in accordance with §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K). Updated Mineral Resources reported herein supersede and replace the Mineral Resources disclosed publicly (Midas Gold, 2018; M3, 2020), which should no longer be relied upon. It is important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mine-ability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated.

The mineral resource evaluation reported herein for Yellow Pine, Hangar Flats, West End and the Historical Tailings deposit is current as of the date of this report. The Mineral Resource Statements supersede prior statements but were developed based on the same underlying geological and geostatistical analyses as that in the 2020 Feasibility Study Technical Report (M3, 2020). The mineral resource evaluation herein supersedes earlier mineral resource estimates completed for Perpetua Resources including:

•	Technical Report on Mineral Resources for the Golden Meadows Project (SRK, 2011).

•	Preliminary Economic Assessment Technical Report for the Golden Meadows Project Idaho (SRK, 2012).

•	Preliminary Feasibility Study Technical Report for the Stibnite Gold Project (M3, 2014).

•	Amended Preliminary Feasibility Study Technical Report for the Stibnite Gold Project (M3, 2019).

The mineral resource estimates were reviewed and verified by Garth Kirkham, P.Geo., the Independent Qualified Person for the mineral resource estimates for the Project and included in this Report. Perpetua Resources’ field work on the Project from 2009 to 2015, including drilling, was carried out under the supervision of Chris Dail, CPG and Richard Moses, CPG, who were Perpetua Resources’ senior geologists responsible for certain aspects of the programs during the periods they were employed by Perpetua Resources. Field work, including drilling, completed in 2015-2017 was carried out under supervision of Kent Turner, independent senior geology consultant and SME-Registered Member, and Austin Zinsser, Perpetua Resources’ Senior Resource Geologist and SME-Registered Member.

The general mineral resource estimation methodology for all deposits involved the following procedures:

•	generation of updated geological models and review of structural controls on mineralization;

•	database verification and validation;

•	exploration data analysis, compositing and evaluation of outliers;

•	construction of estimation domains for gold, antimony and silver;

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Stibnite Gold Project S-K 1300 Technical Report Summary

•	spatial statistics and geostatistical analysis;

•	block modeling and grade interpolation;

•	mineral resource classification and validation;

•	assessment of “reasonable prospects for eventual economic extraction;” and

•	preparation of the mineral resource statement.

The drillhole database and data utilized in the Mineral Resource Estimate is discussed in Section 7. Detailed mineral resource evaluation methodologies are presented in Sections 11.2 (Yellow Pine), 11.3 (Hangar Flats), 11.4 (West End), and 11.5 (Historical Tailings). An assessment of reasonable prospects for eventual economic extraction and mineral resource statements, including that for the Historical Tailings, are presented in Sections 11.7 and 11.9. Figure 11-1 shows a plan view of the Stibnite Gold Project area along with drillhole locations and deposits that are the subject of the Resource Estimation reported herein.

11-2

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-1:  Plan Map of the Stibnite Gold Project Area Showing Locations of the Deposits

Legend
Estimated Mineralization >0.3gpt Au
Mineral Reserve Pit
Perpetua Private Land
0 0.25 0.5 1 Miles
N
Projection: NAD83 State Plane ID West (US Feet)
Date: 11/1/2021 Prepared By: Perpetua
Yellow Pine Deposit
West End Deposit
Scout Prospect
Hangar Flats Deposit
Historical Tailings Area

11.2	Yellow Pine

11.2.1	Mineral Resource Estimation Procedures

The Yellow Pine Mineral Resource estimate is based on the validated drill hole database, interpreted digital geologic model, digitized as-built data of historical workings, and LiDAR topographic data. The geologic modeling and estimation of mineral resources was completed primarily using commercial three-dimensional block modelling and mine planning software Hexagon MinesightTM MS3D Version 15.10.

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.2.2	Geologic Modeling

The Yellow Pine Mineral Resource estimate is based on a generalized geologic model consisting of major rock types, major structures, surfaces, and historical underground workings and pit bottom surfaces as depicted in Section 6. In addition, oriented core drilling completed in 2016-2017, re-logging of key fault zones from core photos and integration of structural data, legacy data sets and drillhole geochemistry have allowed for a detailed 3D structural interpretation of the Yellow Pine deposit. These data sets were integrated into the detailed geological model first using GIS software to capture and geo-reference historical spatial data and then using Hexagon MineSightTM MS3D to construct geological boundaries through sectional and implicit modeling methods to incorporate logging information, geochemistry and oriented core data. Geological surface TINs were generated from digitized polylines using MineSight’s surface interpolation tools and subsequently trimmed manually against fault surfaces based on the deformation sequence for the deposit.

11.2.3	Controls on Mineralization

As discussed in Section 6, mineralization in the Yellow Pine deposit is structurally controlled and localized by the northerly striking MCFZ and by north striking gently west dipping conjugate splay or cross structures associated with the MCFZ. The majority of mineralization in the deposit occurs west of the MCFZ and east of the Hidden Fault Zone (HFZ), a wide, moderately northwest dipping fault and fracture zone. To the south, gold mineralization occurs within a breccia zone of the MCFZ bounded to the east by post-mineralization gouge of the MCFZ and bounded to the west by the pre-gold mineralization ductile breccia zone. In the central region of the deposit, between 1188200N and 1189600N, mineralization is primarily disseminated and occurs east of the Hanging Wall Fault (HWF) and west of the post-mineralization Hennessey Fault, except where Hennessey Fault has offset the western part of the orebody to the north. Gold and antimony mineralization in the central region of the deposit are bounded to the south against the C-structure/granite fault, a normal fault which is locally offset by the northwesterly striking Midnight Fault. In the northern Homestake area of the deposit, mineralization occurs in the hanging wall of the Hidden Fault/Clark tunnel structure and is truncated against the East Boundary Fault, a historically mapped gouge zone within the MCFZ occurring directly east of a silicified fault corridor which is moderately mineralized in the Homestake area. Gold mineralization also occurs within the metasediments at Homestake, where both disseminated and vein hosted gold occurs within the upper-calc silicate and Middle Marble formations. These complex relationships between faults and mineralization were applied towards construction of estimation domains in the Yellow Pine Mineral Resource Estimate.

The geologic model also includes solids representing minor late-stage dikes; numerous adits, drifts and underground development workings; and surfaces representing current and pre-mining topography; and the current top-of bedrock surface. The surface representing the top of bedrock was digitized from drill hole data and from 1950s and 1990s engineering drawings depicting the historical Bradley pit and Homestake pit bottoms prior to backfilling. Perpetua Resources drilling has confirmed the pit-bottom in the Homestake area and the location of legacy underground workings. Drillholes drilled from barges through the pit lake by the Ranchers Exploration Company (Ranchers) have confirmed the Yellow Pine pit-bottom as captured from engineering drawings and the adjacent pit benches confirmed by comparison of legacy engineering drawings to modern topographic survey data.

11.2.4	Exploratory Data Analysis and Data Preparation

Exploratory data analysis and graphical data review was performed on raw assays within 39 geological solids to aid in construction of appropriate geostatistical estimation domains. Quantitative data analysis included generation of descriptive statistics, box plots, histograms, log-probability plots, and analysis of multivariate relations. The data was also reviewed relative to surfaces representing historical underground and surface mining. Data preparation included assignment of numeric values to samples assaying below detection limits (generally 1/2 detection limit or lower for legacy data) and to intervals which were selectively un-assayed. In addition, samples sourced from non-bedrock materials, including those from backfilled pits and waste rock dumps, were removed from the dataset.

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.2.5	Estimation Domain Modeling

The Yellow Pine Mineral Resource estimate is based on the definition of geostatistical estimation domains within the current geological model. The gold estimate utilized sixteen estimation domains; six primary mineralized domains and ten secondary domains. Gold mineralization occurs in all domains, but 77% of assays greater 0.3 g/t Au occur within the primary domains. The estimation domains consist of 3D geological solids representing discrete fault zones, fault blocks, and lithologic units including metasedimentary formations and intrusive dikes (Table 11-1). The large number of domains was deemed appropriate due to the structural complexity of the deposit and distribution of gold within the updated geological model, especially in order to represent the truncation of mineralization across post-mineralization fault boundaries. The principal gold domains include the mineralized silicified breccia corridor of the southern MCFZ (D3), the Hennessey Shear/Hidden Fault Zone (D5) consisting of silicified breccia and post mineralization gouge, broadly disseminated mineralization occurring in fault bounded blocks of the Central Yellow Pine (D6) and Hennessey fault block (D7), the Homestake deposit area including the hanging wall of the Clark Tunnel structure/northern extension of the Hidden Fault west of the “East Boundary Fault” (D11), and the silicified breccia zone of the northern MCFZ (D12) at the contact with the metasediments. The secondary domains generally have lower gold grades and include the post-mineralization gouge zones of the MCFZ, rhyolite and latite dike solids, three groups of contiguous metasedimentary formations, strongly altered but lower-gold-grade fault blocks occurring below primary gold domains and hanging wall zones occurring west of the ore-body (as shown in Table 11-1 and Figure 11-2).

Table 11-1:  Yellow Pine Gold Estimation Domains and Descriptions

Domain Number	Name	Category	Lithology	Description
1	W Intrusives	Secondary Domain	Mixed intrusives	Primarily chloritic altered intrusives with diorite at depth bounded to the east by the MCFZ and north by the HCSZ.
2	S_YP_SiO2_Bx	Secondary Domain	Silicified Breccia	Silicified breccia zone with high sulfide content but low gold and arsenic.
3	S_YP_Au-Sb-Bx	Primary Domain	Silicified Breccia	Silicified breccia corridor of the MCFZ in southern YP bounded by gouge to the east and gold-barren breccia to the west. Midnight fault is northern boundary.
4	E Intrusives	Secondary Domain	Intrusives, schist, diorite	Mixed lithologies cut by steeply dipping anastomosing gouge fault strands of the MCFZ.
5	Hennessey Shear	Primary Domain	Breccia, Gouge, Rubble	Hennessey shear zone in which significant gold occurs within post-mineralization gouge zones and rubble zones in the footwall bounded to the east by Domain 6.
6	Central YP	Primary Domain	Mixed intrusives	Disseminated mineralization within the central YP area bounded to south by Midnight and Granite faults, bounded to east by Hennessey Fault and to north by latite fault NW; includes the diabase dike.
7	Hennessey	Primary Domain	Mixed intrusives	Bounded to the west by the Hennessey fault and to the east by gouge of the MCFZ. Includes silicified breccias of the MCFZ in central YP. Lower contact is a geochemical boundary marked by abrupt drop in gold grades but no appreciable change in sulfur or arsenic.
8	MCFZ Gouge	Secondary Domain	Gouge and cataclasite	Gouge and foliated cataclasite of the MCFZ, local mineralized materials entrained.
9	Lower Hennessey	Secondary Domain	Mixed intrusives	Weakly mineralized block of rock beneath Hennessey domain, east of Hennessey Fault and west of MCFZ gouge
10	Hidden Hanging Wall	Secondary Domain	Mixed intrusives	The hanging wall of the Hennessey Creek and Hidden Fault zones characterized by weak chloritic to sericitic alteration
11	Homestake	Primary Domain	Mixed intrusives	Homestake domain includes the northern Hennessey fault zone gouge and the northern Hidden fault breccia corridor, as well as the hanging wall of the Clark tunnel fault zone. Domain is bounded to the east by the East-boundary fault zone, part of the MCFZ gouge corridor.
12	Hmstk SiO2 Bx	Primary Domain	Silicified Breccia	Narrow zone of breccia in the MCFZ between sediments and gouge of the east boundary fault zone. Contains elevated calcium and has low arsenic/gold ratio.
13	Lower Homestake	Secondary Domain	Mixed intrusives	Material beneath Homestake. Sericite-pyrite-arsenopyrite alteration
14	UCS-SCH-QZ	Secondary Domain	Schist, calc-schist, quartzite and breccia	Significant gold mineralization occurs within upper-calc-silicate and schist packages east of MCFZ within hinge zone of stibnite syncline.
15	E Sediments	Secondary Domain	Metaseds and granodiorite sill	Sediments outside of domain 14
16	Dikes	Secondary Domain	Latite and Rhyolite	Dikes within the deposit but excluding the Diabase

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Stibnite Gold Project S-K 1300 Technical Report Summary

Antimony mineralization is controlled by many of the same structures as gold mineralization but is more spatially restricted, occurring primarily south of 1,189,100N with some additional mineralization associated with the Clark Tunnel fault. The northern boundary of the antimony domain was defined using indicator kriging and the southern boundaries are defined by the same structures that control gold mineralization. Bradley Mining Company data was excluded from the 0.01% indicator kriging shell definition due to low precision of antimony assays in this data set.

Silver estimation domains were based on a combination of the antimony domains and gold domains discussed above as high-grade silver occurs preferentially in regions of stibnite mineralization. The deposit was divided into four silver domains: silver domains 2 and 3 correspond to the Southern- and Clark Tunnel antimony domains respectively, silver domain 1 comprises other regions of the primary gold ore domains, and silver domain 4 makes up the rest of the deposit. Use of a similar estimation plan for both antimony and silver was selected to help maintain the multivariate relationship between the primary economic metals in the deposit.

An oxide shell was constructed to encompass the oxidized region of the deposit and contains the majority of samples with cyanide recoverable gold, primarily located in the Homestake area.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-2:  Yellow Pine Estimation Domains

11.2.6	Compositing

Gold, antimony, and silver were composited downhole on 10 ft intervals with composite lengths adjusted to break at gold estimation domain boundaries and to eliminate residual short composites. The 10 ft composite length is an even multiple of the 5 ft average sample length and is also appropriate for estimation into 20 ft bench height blocks. Most samples from the deposit average 5 ft but some campaigns used longer samples outside of mineralized zones. Composites were assigned to estimation domains by tagging within the 3D domain solids in MS3D.

11.2.7	Composite Statistics and Capping

Descriptive statistics, histograms and probability plots were generated for ten-foot composites within each estimation domain for both clustered and declustered composites. Outliers were identified using log probability plots and were also reviewed spatially in MS3D. For gold, capping grades of 12 g/t Au within Domains 6, 7 and 11; and 7 g/t Au within other domains were selected. Capping grades of 8% antimony and 100 g/t silver were selected within the main antimony shell with 10 g/t silver applied elsewhere. Capped grade statistics are presented for comparative purposes in Table 11-2 through Table 11-5 but outliers in the estimation plan are handled employing a 40 ft range restriction on high-grade composites rather than through explicit capping.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-2:     Descriptive Statistics for Primary Gold Domain Composites (g/t Au)

Domain	Data Set	Number	Mean	Std Dev	Coeff Var	Max	Upper Quartile	Median	Lower Quartile	Capping Grade	Metal Removed
Au_Dom3	raw composites	407	1.42	1.41	0.99	6.77	2.26	1.04	0.24	n/a	0.0%
	capped + declus		1.22	1.31	1.07	6.77	1.93	0.75	0.16
Au_Dom5	raw composites	602	1.29	1.38	1.07	11.68	2.05	0.93	0.13	7	0.9%
	capped + declus		1.13	1.24	1.09	7	1.89	0.69	0.08
Au_Dom6	raw composites	4774	2.39	1.79	0.75	20.31	3.2	2.15	1.21	12	0.5%
	capped + declus		2.11	1.89	0.89	12	2.95	1.81	0.69
Au_Dom7	raw composites	1602	2.09	2.22	1.06	18.24	3.23	1.28	0.42	12	0.6%
	capped + declus		1.64	1.91	1.16	12	2.48	0.87	0.25
Au_Dom11	raw composites	3058	1.57	2.07	1.32	21.66	2.18	0.78	0.19	12	1.4%
	capped + declus		1.4	1.9	1.35	12	1.85	0.63	0.17
Au_Dom12	raw composites	195	0.85	1.55	1.83	14.4	1.08	0.36	0.07	7	4.9%
	capped + declus		0.78	1.16	1.49	7	1.11	0.41	0.07

Table 11-3:     Descriptive Statistics for Low Grade Secondary Gold Domain Composites (g/t Au)

Domain	Data Set	Number	Mean	Std Dev	Coeff Var	Max	Upper Quartile	Median	Lower Quartile	Capping Grade	Metal Removed
Au_Dom1	raw composites	2182	0.21	0.59	2.82	7.94	0.13	0.02	0	7	0.0%
	capped + declus		0.24	0.63	2.97	7	0.17	0.03	0
Au_Dom2	raw composites	88	0.28	0.73	2.58	3.94	0.21	0.01	0	n/a	0.0%
	capped + declus		0.3	0.68	2.28	3.94	0.29	0.02	0
Au_Dom4	raw composites	366	0.22	0.31	1.38	2.82	0.32	0.12	0.04	n/a	0.0%
	capped + declus		0.24	0.33	1.37	2.82	0.34	0.12	0.04
Au_Dom8	raw composites	1032	0.43	0.76	1.79	9.47	0.49	0.2	0.04	7	2.3%
	capped + declus		0.43	0.76	1.75	7	0.49	0.2	0.04
Au_Dom9	raw composites	239	0.46	0.83	1.81	6.34	0.49	0.22	0.08	n/a	0.0%
	capped + declus		0.54	1.07	1.97	6.34	0.5	0.22	0.08
Au_Dom10	raw composites	2944	0.19	0.42	2.21	6.08	0.17	0.05	0.01	n/a	0.0%
	capped + declus		0.2	0.42	2.09	6.08	0.19	0.06	0.01
Au_Dom13	raw composites	3996	0.21	0.51	2.47	8.87	0.18	0.06	0.01	7	0.0%
	capped + declus		0.21	0.46	2.16	7	0.21	0.07	0.01
Au_Dom14	raw composites	831	0.47	1.21	2.6	17.02	0.4	0.15	0.04	7	10.4%
	capped + declus		0.43	0.88	2.06	7	0.4	0.14	0.04
Au_Dom15	raw composites	1028	0.14	0.36	2.64	4.54	0.1	0.02	0	n/a	0.0%
	capped + declus		0.14	0.35	2.46	4.54	0.12	0.03	0.01
Au_Dom16	raw composites	215	0.42	0.77	1.82	4.68	0.53	0.08	0	n/a	0.0%
	capped + declus		0.44	0.87	1.98	4.68	0.43	0.06	0

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-4:     Descriptive Statistics for Antimony Composites (% Sb)

Domain	Data Set	Number	Mean	Std Dev	Coeff Var	Max	Upper Quartile	Median	Lower Quartile	Capping Grade	Metal Removed
Sb_Dom0	raw composites	13455	0.014	0.094	6.742	3.89	0.03	0.02	0.001	n/a	0.0%
	capped + declus		0.013	0.095	7.108	3.89	0.003	0.002	0.001
Sb_Dom2	raw composites	5240	0.359	0.96	2.677	14.9	0.27	0.02	0.003	8	1.7%
	capped + declus		0.281	0.796	2.736	8	0.17	0.006	0.002
Sb_Dom3	raw composites	206	0.534	1.492	2.796	15.12	0.48	0.12	0.02	8	6.7%
	capped + declus		0.362	0.774	2.139	8	0.353	0.093	0.02

Table 11-5:     Descriptive Statistics for Silver Composites (g/t Ag)

Domain	Data Set	Number	Mean	Std Dev	Coeff Var	Max	Upper Quartile	Median	Lower Quartile	Capping Grade	Metal Removed
Ag_Dom1	raw composites	2671	1.43	3	2.1	85.71	1.77	0.7	0.25	10	15.2%
	capped + declus		1.34	1.69	1.26	10	1.73	0.7	0.25
Ag_Dom2	raw composites	2408	4.66	12.02	2.58	152.34	3.17	1.72	0.75	100	1.7%
	capped + declus		4.05	10.16	2.51	100	2.79	1.38	0.51
Ag_Dom3	raw composites	199	9.27	37.78	4.07	457.5	6.05	2.98	1.79	20	32.3%
	capped + declus		4.1	4.76	1.16	20	4.71	2.52	1.42
Ag_Dom4	raw composites	10174	0.5	1.63	3.29	99.92	0.31	0.25	0.25	7	7.8%
	capped + declus		0.47	0.67	1.42	7	0.35	0.25	0.25

11.2.8	Spatial Statistics

Semi-variogram models were generated for gold, antimony, silver and cyanide gold recovery ratio (oxidation) to determine spatial continuity and to guide search ellipse orientations and anisotropies. Experimental variograms were generated in GSLIB software for the primary gold, antimony and silver estimation domains. Variograms were not modeled for secondary domains or for the Clark tunnel antimony shell. Gold mineralization typically displays greatest continuity parallel to northeasterly striking fault zones while antimony and silver show maximum continuity along northwesterly striking antimony vein arrays. Oxidation follows the historical topographic surface. Gold variogram models typically have a nugget of 10-18%, a short-range structure achieving 60% of the sill at a distance of approximately 40 to 50 ft and a maximum range of 130-295 ft.

11.2.9	Block Model Parameters and Grade Estimation

The block model mineral resource estimate for Yellow Pine was developed with block dimensions of 40 x 40 x 20 ft with coordinates defined in Table 11-6. Blocks were discretized into a 4 x 4 x 2 array of points during estimation.

Table 11-6:     Block Model Definition for Yellow Pine

Deposit	Dimension (ft)			Origin (ft)[1]			Number of Blocks			Rotation
	X	Y	Z	X	Y	Z	X	Y	Z
Yellow Pine	40	40	20	2,729,740	1,185,700	4,500	155	170	152	0
Notes: [1]Lower left hand block model corner, NAD83 ID State Plane West feet

The Yellow Pine drillhole database contains 1,843 core density measurements within an average density of 2.63 g/cc. Average density values were calculated for each gold estimation domain after removal of outliers and assigned to the block model.

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Stibnite Gold Project S-K 1300 Technical Report Summary

A multiple percent model was used for the Yellow Pine deposit to accurately capture discrete regions of mineralization occurring within some narrow geological zones and to allow for accurate forecasting of mining dilution under different extraction scenarios. The volume of each block occurring within each of the 16 gold domains was calculated and stored in the model as a percentage. For the blocks occurring within multiple domains, blocks were assigned a domain code and percentage for both a primary gold domain and a secondary gold domain based on majority by volume. Gold grade estimates were then stored in two fields, primary and secondary, to allow accurate reporting of partial block in-situ resources as well as full block diluted grades. Blocks were assigned to silver and antimony domains by majority.

Gold, antimony and silver were estimated using ordinary kriging or inverse distance squared interpolation. Generally, blocks were estimated using a two-pass search strategy with approximately 2/3 estimated in the first pass and the remaining estimated in the second pass within the ore domains. The estimates used hard boundary conditions with only samples in an estimation domain used to inform blocks in that domain. Ordinary kriging was used to estimate grades in the five primary gold domains, the primary antimony shell and the four silver domains. Inverse distance squared was used for the remaining gold domains. The first gold estimation pass range was generally based on the ranges of the variogram model, approximately 100-200’ for the primary direction with the second pass expanded to twice the range of the first pass. A minimum of three octants and five composites was required in the first pass with octant requirements relaxed in additional passes. Densely drilled domains had a maximum of three composites per hole with more composites allowed in other domains. The inverse distance searches either increased the search ellipse range or decreased the octant requirements in subsequent passes to control grade extrapolation away from data and estimate an appropriate number of blocks. Capping was applied in the software using a range limiting method with un-capped samples allowed up to a maximum distance of 40’ (one block) and capping grades of 8 or 12 g/t Au applied after that. This method was selected to adequately capture local high grade in the deposit, which was often clustered, while limiting the extrapolation of higher grade beyond reasonable distances. Figure 11-3 and Figure 11-4 show a plan view of the Yellow Pine block model for gold and antimony, respectively.

Figure 11-3:     Yellow Pine Gold Block Model

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-4:     Yellow Pine Antimony Block Model

11.2.10	Block Model Validation

The block model for Yellow Pine was validated by completing a series of graphical inspections, bias checks, sensitivity studies, comparison to prior estimates and reconciliation against historical production records. Graphically, the model was validated by visually comparing the composites to estimated block grades on plan and section views. Global bias was assessed through comparison of average declustered composite grades and block grades for each estimation domain. Multiple model sensitivities were run to assess the impact of historical data on the estimate, selection of capping grades, kriging search neighborhood and choice of interpolation method. Exclusion of the pre-1953 drill hole data results in a 2.2% reduction in mineralized tonnage with no appreciable reduction in gold grade at a 0.75 g/t Au cut-off grade, reported within a conceptual pit shell. Other sensitivities showed similar magnitude changes to the Yellow Pine Mineral Resource.

11.2.11	Geochemical Estimates

In addition to gold, antimony and silver, a suite of estimates of geochemical element concentrations were prepared to support geo-metallurgical and geo-environmental engineering. Additional elements estimated include sulfur, arsenic, mercury, iron, calcium, magnesium and potassium which were all analyzed for Perpetua Resources drillholes. The estimation methodology generally followed that used for the commodities consisting of data exploration, domain definition, block estimation and model validation. Elements were composited into the same 10’ intervals as used for gold and were estimated using either ordinary kriging or inverse distance interpolation. Capping was not warranted as geochemical elements are typically more normally distributed than the precious metals and underestimation of deleterious elements poses a risk to the project. A summary of the estimates is provided below:

•	Arsenic and sulfur were estimated within six estimation domains broadly similar to those used for gold, segregating regions of hydrothermal alteration from less altered rock units. Arsenic and sulfur were estimated using ordinary kriging. The sulfur estimate was limited to pyritic sulfur with stibnite sulfur calculated from the antimony block estimate. Intrusive host rock lithology was also used to correct for variations in sulfur grade observed between granodiorite and more felsic intrusives.

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Stibnite Gold Project S-K 1300 Technical Report Summary

•	Mercury was estimated within four domains based on a modified antimony shell, southern MCFZ, Homestake area and elsewhere. Mercury was estimated using inverse distance cubed interpolation to capture observed short range variability of the late stage overprinting mercury mineralization event.

•	Calcium, magnesium and iron were estimated within nine estimation domains generally constructed to honor lithologic units including clastic vs carbonate metasediments, fault zones, and intrusive rocks. These elements were estimated using inverse distance cubed interpolation.

•	Potassium shows only minor variability throughout the deposit and was estimated using ordinary kriging within a single estimation domain. The resultant model adequately captures the potassic alteration zonation associated with the main stage gold mineralization event as well as variations within the metasediments.

11.3	Hangar Flats

11.3.1	Mineral Resource Estimation Procedures

The Hangar Flats Mineral Resource estimate is based on the validated drill hole database, interpreted three-dimensional geological model, digitized as-built data of historical workings, and LiDAR topographic data. The geologic modeling was completed using the commercially available software Seequent Leapfrog Geo 4.3. The estimation of mineral resources was completed using commercial three-dimensional block modelling and mine planning software Hexagon MinesightTM MS3D Version 15.10.

11.3.2	Geologic Modeling

The Hangar Flats Mineral Resource estimate is based on a generalized geologic model consisting of major rock types, pre- and post-mineralization structures and post-mineralization tertiary dikes. Modeling was conducted using both sectional and implicit modeling methods to guide surface construction and incorporate legacy underground mapping information captured in GIS. Tertiary dike rocks; rhyolite and diabase, cut gold mineralization and were modeled as sets of dikes striking north-south oriented sub-vertically to allow for accurate estimates of mining dilution. Unconsolidated overburden consisting of till, alluvium, and backfilled ground, were modeled using data from drilling and field observations.

The most important control on mineralization in the Hangar Flats deposit is the Meadow Creek Fault Zone (MCFZ) which is a wide, northerly striking, right lateral shear zone with zones of clay gouge and silicified breccias which forms the western boundary mineralization within the deposit. Modeling of the shear zone focused on defining discontinuous blocks of highly mineralized breccia and quartz monzonite adjacent to and entrained in the anastomosing clay gouge zones. The gouge itself was subdivided into three units, post-mineralization light colored gouge, foliated cataclasite, and sulfidic dark colored gouge. The plutonic rocks are divided into a felsic alaskite and a slightly more intermediate quartz monzonite. These rocks were distinguished from one another through geologic logging and geochemical classification and modeled using implicit modeling techniques. Mineralization in the Hangar Flats deposit is controlled primarily by the north-south trending MCFZ which has been mapped in underground mining of the Meadow Creek Mine (MCM) and the DMEA Tunnel. The secondary control of mineralization is a series of northeast trending structures that splay from or cut the MCFZ and dip moderately to the northwest. These structures have provided ground preparation and served as conduits for mineralized fluids. Three series of faults were modeled, north-south faults parallel to the MCFZ, northeast striking shallowly dipping splay structures, and northeast striking post-mineralization faulting.

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.3.3	Controls on Mineralization

The MCFZ is the principal structure controlling mineralization. The eastern mineralized corridor of the MCFZ varies in width from about 100 to 250 feet. Gold mineralization and antimony mineralization form elongate ore shoots adjacent to the eastern boundary of the MCFZ at the intersections of the MCFZ and numerous low angle structures. Mineralization occurs as north-plunging breccias and shoots of massive stibnite antimony mineralization, sulfide biotite replacements, and stockworks of quartz-sulfide veining. Mineralization to the east is in northeast striking, moderately northwest dipping structures that are interpreted as splays of the MCFZ with gold and silver mineralization in quartz-sulfide veins and sulfide biotite replacements. Late stage faulting locally offsets the MCFZ. The MCFZ changes from dipping nearly vertical in the north to dipping 45 degrees east to the south across the Wonacott fault, a major northeasterly striking structure. The geometry and spatial extents of mineralization on the west side of the MCFZ are uncertain due to low density of drilling.

11.3.4	Exploratory Data Analysis and Data Preparation

Exploratory data analysis and graphical data review were performed on raw assays within ten geological solids to aid in construction of appropriate geostatistical estimation domains. Quantitative data analysis included generation of descriptive statistics, box plots, histograms, log-probability plots, and analysis of multivariate relations. The data was also reviewed relative to surfaces representing historical underground and surface mining. Data preparation included assignment of numeric values to samples assaying below detection limits (generally 1/2 detection limit or lower for legacy data) and to intervals which were selectively un-assayed. In addition, samples sourced from non-bedrock materials, including those from backfilled pits and waste rock dumps, were removed from the dataset.

11.3.5	Estimation Domain Modeling

The Hangar Flats estimation domains are based on the major fault zones and fault units in the geological model as well as grade shells constructed using indicator kriging methods. Four estimation domains were defined for gold within the 0.1 g/t grade shell; D1 is the MCFZ structural corridor between the north striking Franson Fault a MCFZ gouge in the hanging wall of the Wonacott Fault; D2 is the MCFZ structural corridor in the footwall of the Wonacott Fault; D3 is the footwall of the Wonacott Fault, east of D2 and D4 is the hanging wall of the Wonacott Fault east of D1. The antimony estimation domains use the same structural boundaries as gold but are constrained within a 0.05% antimony grade shell that is less extensive than the gold and silver mineralization. The silver estimation domains are the same as those used for the gold estimate. Oxidation in the deposit is primarily controlled by depth below the ground surface and two domains were constructed by defining two areas with different topographic slopes; northeast versus south. See Table 11-7 and Figure 11-5.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-7:     Gold & Antimony Estimation Domain Codes

Domain Number	Name	Category	Lithology	Description
1	Au_Domain_1 Sb_Domain_1	NS Trending	Intrusives & faulted rocks	Domain 1 is located between the Franson Fault and the approximate eastern margin of the MCF gouge. The southern boundary is the Wonacott Fault that cuts and displaces the mineralization. This zone nearly encompasses the historical Meadow Creek Mine. Mineralization is oriented NS with moderately plunging shoots with a minor axis in the EW direction. This area is limited with a 0.1 gpt grade shell for Au or 0.05% for Sb.
2	Au_Domain_2 Sb_Domain_1	NS Trending	Intrusives & faulted rocks	Domain 2 is located between the Frylock Fault and the approximate eastern margin of the MCF gouge. The northern boundary is the Wonacott Fault and the south boundary is a 0.1 gpt grade shell Au or 0.05% for Sb. Mineralization in this domain strikes north-south and plunges north.
3	Au_Domain_3 Sb_Domain_1	NE Trending	Quartz Monzonite & Alaskite	Domain 3 is bounded to the west by the Frylock Fault and the north by the Wonacott Fault. The rest of the boundary is a 0.1 gpt shell Au or 0.05% for Sb. The mineralization strikes northeast and dips northwest.
4	Au_Domain_4 Sb_Domain_4	NE Trending	Quartz Monzonite & Alaskite	Domain 4 is bounded on the west by both the MCF gouge zone and the Franson Fault. The southern boundary is the Wonacott Fault. The remainder is defined by a 0.1 gpt shell Au or 0.05% for Sb. The mineralization strikes northeast and dips northwest.
0	Au_Domain_0	Unmineralized	Intrusives & faulted rocks	This domain is primarily unmineralized and encompasses all of the area of the model outside of the other gold domains and below the ground surface.

Figure 11-5:     Hangar Flats Estimation Domains

B
B'
A
A'
1
2
3
4
Fault
Reserve Pit
Resource Cone
Ground_Surface
Overburden
Section Lines
Overburden
Domain Name
Au_Domain_1
Au_Domain_2
Au_Domain_3
Au_Domain_4
0 250 500 1,000 1,500 2,000
Feet
Spatial Reference: NAD 1983 State Plane Idaho West 1103 ft
c.i. 50ft

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.3.6	Compositing

Gold, antimony and silver were composited downhole on 10 ft intervals with composite lengths adjusted to break at gold estimation domain boundaries and to eliminate residual short composites. The 10 ft composite length is an even multiple of the 5 ft average sample length and is also appropriate for estimation of 20 ft bench height blocks. Most samples in the deposit average 5 ft but some campaigns used longer samples outside of mineralized zones. Composites were assigned to estimation domains by tagging within the 3D domain solids in MS3D.

11.3.7	Composite Statistics and Capping

To mitigate risk associated with use of high-grade statistical outliers, capping grades were selected for each estimation domain after declustering and weighting raw composite data. Capping grade was evaluated through log probability plots and analysis of contained metal within deciles and centiles, following the Parrish Method (Parrish, 1997). Both methods yielded similar results and final composite capping levels are shown in Table 11-8 through Table 11-10.

Table 11-8:  Descriptive Statistics for Gold Domain Composites (g/t Au)

Gold	Data set	Number	Mean	Std Dev	Coeff Var	Max	Lower Quartile	Median	Upper Quartile	Capping Grade	Metal Removed
Au_Domain_1	raw composites	1,344	1.74	2.08	1.19	15.53	0.19	0.98	2.62	10	0.46%
	declustered		1.52	1.93	1.27	15.53	0.19	0.98	2.62
	capped + declus		1.51	1.90	1.26	10.00	0.19	0.98	2.62
Au_Domain_2	raw composites	780	1.18	1.45	1.23	8.16	0.10	0.66	1.65	7.5	0.14%
	declustered		1.13	1.42	1.25	8.16	0.10	0.66	1.65
	capped + declus		1.13	1.41	1.25	7.50	0.10	0.66	1.65
Au_Domain_3	raw composites	2,216	0.79	1.22	1.53	14.09	0.05	0.28	1.04	7.5	0.81%
	declustered		0.61	1.07	1.75	14.09	0.05	0.28	1.04
	capped + declus		0.61	1.02	1.69	7.50	0.05	0.28	1.04
AU_Domain_4	raw composites	4,390	0.35	0.73	2.11	8.71	0.02	0.09	0.32	7.5	0.26%
	declustered		0.37	0.78	2.12	8.71	0.02	0.09	0.32
	capped + declus		0.37	0.77	2.10	7.50	0.02	0.09	0.32

Table 11-9:    Descriptive Statistics for Silver Domain Composites (g/t Ag)

Silver	Data set	Number	Mean	Std Dev	Coeff Var	Max	Lower Quartile	Median	Upper Quartile	Capping grade	Metal Removed
Au_Domain_1	raw composites	1172	11.21	108.89	9.71	3160.00	0.48	1.80	4.13	150	45%
	declustered		12.54	120.54	9.61	3160.00	0.48	1.80	4.13
	capped + declus		6.15	19.13	3.11	150.00	0.48	1.80	4.13
Au_Domain_2	raw composites	668	8.52	30.54	3.58	381.95	0.43	1.35	3.70	150	10%
	declustered		8.78	32.54	3.71	381.95	0.43	1.35	3.70
	capped + declus		7.63	23.38	3.06	150.00	0.43	1.35	3.70
Au_Domain_3	raw composites	2112	1.11	2.45	2.21	65.96	0.25	0.46	1.25	7	5.4%
	declustered		0.91	1.98	2.17	65.96	0.25	0.46	1.25
	capped + declus		0.86	1.08	1.26	7.00	0.25	0.46	1.25
Au_Domain_4	raw composites	3990	0.82	5.90	7.20	238.18	0.25	0.25	0.53	7	25%
	declustered		0.87	5.27	6.09	238.18	0.25	0.25	0.53
	capped + declus		0.61	0.94	1.54	7.00	0.25	0.25	0.53

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-10:  Descriptive Statistics for Antimony Domain Composites (% Sb)

Antimony	Data Set	Number	Mean	Std Dev	Coeff Var	Max	Lower Quartile	Median	Upper Quartile	Capping Grade	Metal Removed
Sb_Domain_1	raw composites	1114	0.34	0.91	2.63	9.13	0.01	0.02	0.25	4	10.76%
	declustered		0.31	0.90	2.94	9.13	0.01	0.02	0.25
	capped + declus		0.27	0.69	2.50	4.00	0.01	0.02	0.25
Sb_Domain_2	raw composites	618	0.54	1.98	3.65	25.54	0.00	0.01	0.14	7	19.32%
	declustered		0.54	2.00	3.72	25.54	0.00	0.01	0.14
	capped + declus		0.43	1.22	2.81	7.00	0.00	0.01	0.14
Sb_Domain_3	raw composites	442	0.16	0.37	2.22	3.50	0.01	0.03	0.17	2	8.44%
	declustered		0.19	0.44	2.32	3.50	0.01	0.03	0.17
	capped + declus		0.17	0.34	2.00	2.00	0.01	0.03	0.17
Sb_Domain_4	raw composites	75	0.17	0.48	2.79	2.62	0.00	0.00	0.07	0.7	47.49%
	declustered		0.20	0.53	2.62	2.62	0.00	0.00	0.07
	capped + declus		0.11	0.19	1.80	0.70	0.00	0.00	0.07

11.3.8	Spatial Statistics

Semi-variogram models were generated for gold, antimony, and silver in GSLIB software for the primary gold, antimony and silver estimation domains. Continuity of gold, silver, and antimony mineralization in domains 1 and 2 is typically greatest parallel to the north-south, steeply dipping orientation of the MCFZ. Other domains show greatest continuity along NE to EW striking, shallowly to moderately NW dipping trends, parallel to north-easterly faults. Variogram models typically reach the sill at a range of 140-250 ft and obtain 60% of the sill at distances of approximately 40 ft.

11.3.9	Block Model Parameters and Grade Estimation

The Mineral Resource Estimate for Hangar Flats was developed with block dimensions of 40 x 40 x 20 ft with coordinates defined in Table 11-11. The selected block size is approximately 30% of the median spacing of Perpetua Resources drill holes and is consistent with conceptual mining bench heights. Blocks were discretized into a 4 x 4 x 2 array of points during estimation.

Table 11-11: Block Model Definition for Hangar Flats

Deposit	Dimension (ft)			Origin (ft)[1]			Number of Blocks			Rotation
	X	Y	Z	X	Y	Z	X	Y	Z
Hangar Flats	40	40	20	2,729,000	1,176,700	5,140	112	152	138	0
[1]Lower left hand block model corner, NAD83 Datum Idaho State Plane West (feet)

The Hangar Flats drillhole database contains 917 bulk density measurements from MGI drill core. Most measurements were made by MGI on core samples using a hydrostatic weighting method with approximately 10% verified by an outside laboratory using a wax coating water immersion method. Density variations were observed within rock types and associated with mineralization. Density was estimated using inverse distance squared interpolation within 500 ft of samples or assigned the mean density for the rock type, found in Table 11-12.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-12: Density Assignment Values for Hangar Flats Rock Types

Rock Type	Sample Count	Mean ρ (g/cc)	Std Dev
Alaskite	44	2.61	0.033
Breccia	34	2.66	0.123
Cataclasite	18	2.63	0.057
Dark Gouge	12	2.56	0.058
Diabase	17	2.63	0.078
Fault Material	18	2.65	0.028
Light Gouge	42	2.53	0.053
Quartz Monzonite	691	2.63	0.043
Overburden	-	1.75*	-
Rhyolite	16	2.54	0.029
Rubble	25	2.62	0.028

A multiple percent model was used for the Hangar Flats block model to account for percentage of unmineralized materials (dikes & overburden) contained in each block. Blocks were assigned to domains based on majority by volume.

The Hangar Flats Mineral Resource Estimate was completed for gold, antimony and silver using the estimation domains and shells discussed previously. Gold was estimated within the four estimation domains discussed above. Blocks were estimated using a three-pass search strategy to achieve an appropriate degree of smoothing. The gold estimate used a mixture of hard and soft boundaries based upon contact plot analysis to limit grade extrapolation into unmineralized areas. Ordinary kriging was used to estimate gold and required a minimum of five composites in the first pass with a maximum of two composites for each octant. Subsequent passes relaxed the sample requirements and increased the search ranges. The first estimation pass major axis range of 200 ft was based on the variogram range and appropriate for the average drillhole spacing. The second pass used a maximum search range to 350 ft with a final estimation pass range of 500 ft. The orientation and anisotropy of the search ellipses was based on observed continuity of mineralization and variography. The estimation for silver used the same search parameters as those for gold. Antimony was estimated similarly but with reduced search ranges of 100, 200, and 300 ft, consistent with lower continuity of antimony mineralization. The ratio of cyanide recoverable gold to total gold was estimated to model degree of oxidation using a single pass inverse distance interpolation in each of the two domains discussed above. The search ellipses in each domain were aligned parallel to the general topographic surface and had a maximum range of 500 ft. Figure 11-6 and Figure 11-7 show a section and plan view of the Hanger Flats block model for gold and antimony, respectively.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-6: Hangar Flats Gold Block Model

Figure 11-7: Hangar Flats Antimony Block Model

11.3.10	Block Model Validation

The block model for Hangar Flats was validating using graphical inspections, statistical comparisons, sensitivity studies, and bias checks. Graphically, the model was compared to sample composites displayed in 3D and in various sectional orientations. Descriptive statistics and plots for gold and antimony were compared with declustered statistics for each domain to assess global bias. Swath Plots were produced and inspected for local bias between composites, kriged blocks and nearest neighbor declustered block grades. Various sensitivities were run to assess the impact of estimation methods, capping grades, and sample requirements. Model sensitivities using un-capped gold composites produced a 0.4% increase in gold ounces and inverse distance cubed interpolation produced a 3.4% increase in gold ounces as reported within a conceptual pit shell.

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.3.11	Geochemical Estimates

In addition to gold, antimony, and silver, a suite of estimates of geochemical element concentrations were prepared to support geo-metallurgical and geo-environmental engineering. Additional elements estimated include sulfur, arsenic, mercury, iron, calcium, magnesium and potassium which were all analyzed for Perpetua Resources drillholes. The estimation methodology generally followed that used for the commodities consisting of data exploration, domain definition, block estimation and model validation. Elements were composited into the same 10 ft intervals as used for gold and were estimated using either ordinary kriging or inverse distance interpolation. For all estimates, sample selection was restricted to composites occurring within the same geological solid as the block estimated. Capping was not warranted as geochemical elements are typically more normally distributed than the precious metals and underestimation of deleterious elements poses a risk to the project. A summary of the estimates is provided below:

•	Pyritic sulfur grade was estimated into blocks using ordinary kriging within the five gold domains. Pyritic sulfur was calculated for composites by subtracting out sulfur associated with stibnite. Stibnite sulfur was calculated from the estimated antimony block estimate and total sulfur grade was calculated as the sum of pyrite sulfur and stibnite sulfur. This methodology mitigates risk for metallurgical forecasting associated with disparate search strategies for sulfur and antimony.

•	The elements arsenic, calcium, mercury, potassium, and sodium were estimate in five gold domains described above using either ordinary kriging or inverse distance squared interpolation using a four-pass strategy. The gold domains appropriately segregate hydrothermally altered rocks from the rest of the country rock which is the primary control on the distribution of mobile cations and deleterious metals in the deposit. Search orientations were derived from the gold estimate to best maintain the multivariate relationships observed in the samples.

•	Aluminium, iron, and magnesium were estimated using ordinary kriging in a single domain across the deposit in two estimation passes.

•	Estimates were constrained to 1,000 feet from their nearest composite. Un-estimated blocks for all elements were assigned a mean average value for the rock for the geologic solid “rock type”.

11.4	West End

11.4.1	Mineral Resource Estimation Procedures

The West End Mineral Resource estimation is based on the validated and verified drill hole database, interpreted lithologic units, interpreted fault structures, and LiDAR topographic data. The geologic model was constructed using ARANZ Leapfrog® Geo software (Leapfrog®). The estimation of mineral resources was completed utilizing Vulcan™ resource modeling software.

11.4.2	Geologic Modeling

The West End Mineral Resource Estimate is based on a generalized geologic model consisting of major rock types, major structures, LiDAR topography, historical topography and historical pit bottom surfaces. The deposit occurs in an overturned sequence of steeply dipping Proterozoic to Paleozoic metasediments comprising the Stibnite Roof Pendant. The meta-sedimentary rocks are intruded by quartz-monzonite and granitic stocks. Mineralization occurs within fault zones, principally the southeast dipping WEFZ; as well as disseminated within preferential lithologic hosts. As discussed in Section 6, lithologic formations consist of quartzite, quartz-pebble conglomerate, interbedded quartzite and schist, limestones, dolomitic marble, and calc-silicate rocks and range in thickness from 230 – 590 feet.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Compilation of various historical data sets from 1980s and 1990s operators including bench mapping, CAD cross sections, blast hole assays, pit-bottom as-built surfaces, as well as incorporation of additional mapping and sampling completed by Perpetua Resources in 2015-2017, allowed for construction of a more detailed 3D structural interpretation of the West End deposit. These data sets were integrated using Leapfrog software to geo-rectify, code and merge historical maps and sections with exploration drilling to generate the 3D geological model solids. The resulting geological model reasonably captures the geological complexity of the deposit, which has undergone numerous ductile and brittle deformation events. The geological model consists of eight lithologic units and seven fault surfaces, as well as pre- and post-mining topographic and bedrock surfaces. Modeling of the deposits over time has changed as additional geological, alteration and structural data became available. The most recent changes to the West End Geological model include:

•	modeling of individual rock types rather than metasedimentary formations; specifically, subdivision of the quartzite-schist and quartz-pebble conglomerate formations into discrete siliciclastic and schistose geological solids;

•	projection of historical surficial geological mapping data into the sub-surface;

•	modeling of major splay faults as offsetting stratigraphic units in the roof pendant, based on geological mapping;

•	modeling the “Middle Fault” of the West End Fault Zone as juxtaposing various metasediment fault blocks between the hanging wall and footwall faults; and

•	an improved 3D surface representing the historical West End pit bottom which accurately models individual benches and better defines pit geometry in areas with previously limited data.

11.4.3	Controls on Mineralization

Gold mineralization in the West End deposit occurs within all lithostratigraphic units with higher-grade mineralization preferentially occurring in the schist and calc-silicate lithologies as well as within silicified fault breccias of the WEFZ. Gold mineralization is associated with both disseminated sulfide replacement mineralization and with silica alteration occurring as quartz-veinlets, stockworks and zones of silica flooding. Gold also occurs along oxidized fractures and broadly disseminated within fracture zones and within intrusive units where gold is associated with sulfide-sericite alteration. Gold is concentrated along and adjacent to the WEFZ and its subsidiary structures; with mineralized drill holes observed crossing the modeled hanging wall and footwall with no apparent disruptions in gold grade. Silver mineralization within the deposit is generally low-grade and erratic. Silver mineralization is locally elevated within the WEFZ. Significant antimony mineralization is not recognized in the West End deposit.

The oxidation level in the deposit is of moderate and variable depth, with pervasive oxidation occurring at shallow levels, preferentially within certain lithologic units, and locally at deeper elevations between strands of the WEFZ and along splay structures. Significant zones of transition material are not recognized.

11.4.4	Exploratory Data Analysis and Data Preparation

Exploration drilling in the West End deposit was conducted by multiple operators using multiple drilling and assaying methods. Detection limits for gold are quite variable, depending on the drilling campaign and assay lab used. Detection limits were adjusted to values equal to half the detection limit; levels well below those of economic interest. Some historical operators selectively used fire assays within the sulfide zones where sulfide mineralization was observed, resulting in an apparent high bias because higher-grade intervals were preferentially assayed. To address this, a new variable was created (Au_Final) combining AuFA if available, and AuCN if not, ensuring that an assay is available for every interval in holes containing partial fire assay data. While this treatment is somewhat conservative, it affects a relatively small subset of drill holes in a restricted area of the deposit and as such will not result in over-estimation of in situ mineral resources based on selective spot assaying of higher-grade intervals. Similar to the treatment of partial gold assays, a new variable Ag_Final was created combining fire assay and cyanide soluble silver assays for use in silver estimation.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Lithology imparts a significant control on the distribution of gold mineralization within the West End deposit. For statistical evaluation and Mineral Resource Estimation, the data was assigned to three lithologic groups with similar grade distributions. The calc-silicates, breccia and schistose lithologies are assigned to lithology group 1; the quartzites, including that of the quartz-pebble conglomerate formation to lithology group 2; and the Fern Dolomite and Granite to lithology group 3. Very little gold and silver mineralization is recognized outside of these lithologies within the Middle Marble and Hermes carbonates.

11.4.5	Estimation Domain Modeling

In addition to the lithology groups discussed above, four structural domains were defined based on the preferred orientation of mineralization being either parallel to lithology units or to fault structures. The structural domains are based on the footwall and hanging wall of the WEFZ, as well as the eastern splay fault, which shows up to 200 ft of apparent displacement of stratigraphy. Mineralization in the WEFZ (domain 2) occurs parallel to the main structure. Mineralization within the other structural domains occurs parallel to bedding within favorable lithologic units. The resultant grade estimate was therefore conducted within 12 separate estimation domains based on three lithology groups and four structural domains (see Figure 11-8).

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-8: West End Structural Domains

Fault
Reserve_Pit
Resource Cone
Ground
Overburden
Overburden
Section Lines
Domain Name
Au_Domain_1
Au_Domain_2
Au_Domain_3
Au_Domain_4
A
A'
B
B'
0 250 500 1,000 1,500 2,000
Feet
Spatial Reference: NAD 1983 State Plane Idaho West 1103 ft
c.i. 50ft

11.4.6	Capping and Compositing

The original drillhole sample assay values were assessed for statistical outliers using log probability plots. Gold capping levels were chosen independently for each of the lithology groups. The silver capping levels did not vary between the lithologic groups. Capping grades for samples within each lithology group are provided in Table 11-13.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-13: Capping Grades for Samples

Metal	Lith Group	Assay Type	Capping Grade	# Samples Capped	Minimum Capped Grade (g/t)	Maximum Capped Grade (g/t)	% of Metal Lost to Capping
Au	1	Total Fire & CN	23	6	23.1	26.4	0.06
		Fire	23	6	23.1	26.4	0.06
		CN Soluble	15	6	15.6	17.6	0.10
	2	Total Fire & CN	13	12	13.7	18.9	0.45
		Fire	13	12	13.7	18.9	0.43
		CN Soluble	7	12	7.1	14.1	0.66
	3	Total Fire & CN	15	7	16.1	28.2	0.70
		Fire	15	7	16.1	28.2	0.70
		CN Soluble	13	6	13.3	27.9	0.77
Ag	1	Total Fire & CN	17	7	18.6	154.3	3.20
	2	Total Fire & CN	17	12	17.1	70.3	1.60
	3	Total Fire & CN	17	12	17.7	54.5	2.50

Gold, silver, and cyanide soluble gold and silver were composited downhole on 10 ft intervals with no breaks at lithologic contacts. The 10 ft composite length is an even multiple of the average (mode) 5 ft sample length and is also appropriate for estimation of 20 ft bench height blocks. Descriptive statistics for capped composites are provided in Table 11-14 through Table 11-17.

Table 11-14: Descriptive Statistics for West End Capped Total Gold Composites

Lith Group	Count	Mean	Std	Median	Upper Quartite	Max	CV
1	9864	0.91	1.56	0.31	1.08	22.28	1.71
2	6208	0.68	1.16	0.26	0.72	15.43	1.70
3	6228	0.49	0.90	0.21	0.54	21.94	1.85

Table 11-15: Descriptive Statistics for West End Cyanide Capped Gold Composites

Lith Group	Count	Mean	Std	Median	Upper Quartite	Max	CV
1	8329	0.53	1.06	0.15	0.52	15.00	1.99
2	5224	0.41	0.75	0.17	0.40	8.33	1.84
3	5417	0.34	0.68	0.15	0.36	14.17	2.01

Table 11-16: Descriptive Statistics for West End Capped Total Silver Composites

Lith Group	Count	Mean	Std	Median	Upper Quartite	Max	CV
1	4920	1.18	1.76	0.43	1.43	17.00	1.50
2	3645	1.01	1.68	0.38	1.10	17.00	1.67
3	3237	1.20	1.93	0.41	1.41	17.00	1.60

Table 11-17: Descriptive Statistics for West End Cyanide Capped Silver Composites

Lith Group	Count	Mean	Std	Median	Upper Quartite	Max	CV
1	1551	0.69	1.49	0.22	0.66	16.46	2.17
2	729	0.69	1.64	0.26	0.62	17.00	2.35
3	1354	0.55	1.29	0.19	0.46	17.00	2.36

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.4.7	Spatial Statistics

Semi-variogram models were generated for gold and silver for each lithology group to determine spatial continuity of mineralization for use in block estimation. Gold variogram models typically have a nugget of 25-35% and a maximum range of approximately 60 ft, reaching 60% of the sill at a range of 15 to 20 feet. Silver variogram models typically have a nugget of 15-30% and a maximum range of 135-195 ft reaching 60% of the sill at a range of 15-25 feet.

11.4.8	Block Model Parameters and Grade Estimation

The West End block model used for mineral resource estimation was developed with 20 x 20 x 20 ft blocks (Table 11-18). This block size is smaller than the 40 x 40 x 20 ft blocks used for the Yellow Pine and Hangar Flats deposits and was selected to allow for accurate estimation of mineralized tonnage within narrow geological units. This method was selected in lieu of the multiple percent model approach used for Yellow Pine and Hangar Flats block models.

Table 11-18:  Block Model Definition for West End

Deposit	Dimension (m)			Origin (ft)[1]			Number of Blocks			Rotation
	X	Y	Z	X	Y	Z	X	Y	Z
West End	20	20	20	2732700	1185400	5680	290	370	116	0
[1] Lower left hand block model corner, NAD83 Idaho State Plane West feet

The drill hole database contains 166 density measurements from the primary lithologic units, the majority of which were determined onsite using the water immersion method, with a number of independent third-party measurements completed offsite using the same methodology. Because of the relatively small number of density measurements, density values were averaged for each lithologic unit and assigned to the geologic model after removal of outliers, as summarized in Table 11-19.

Table 11-19: Density Assignment Values for West End Lithologic Units

Rock Model Unit	Bulk Density (g/cm3)
Breccia	2.50
Quartzite	2.61
Schist	2.70
Upper & Lower Calc-Silicate	2.75
Fern Marble	2.78
Middle Marble	2.80
Hermes Marble	2.78
Stibnite Stock	2.61
Overburden	1.75

Total gold, cyanide soluble gold and silver were estimated using ordinary kriging with estimation domains based on the lithology groups and structural domains discussed above. Lithology groups served as hard boundaries for sample selection. The grade estimations for all metals in all domains, utilize a three-pass sample search strategy with each pass searching longer distances than the previous. The first estimation pass used an anisotropic search ellipse with a maximum range of 150 feet which was expanded to 250 and 300 feet in subsequent passes. Estimation was limited to those blocks within 225 feet of the closest composite. As discussed previously, the model is subdivided into four search domains. Domains 1, 3 and 4 all use static search orientations which are aligned parallel to the average strike and dip of the lithologic layering. Search domain 2 represents the West End Fault Zone where a dynamic search orientation was used based on the average strike and dip of the overlying, Hanging Wall Fault and the underlying, Foot Wall Fault. All estimations require a Min/Max of 3/16 samples respectively, utilize a minimum of two drill holes and a maximum of 2 samples per octant. A high-grade composite restriction was also applied in certain parts of the model to prevent excessive grade extrapolation into sparsely drilled areas of the deposit. Figure 11-9 shows plan and section views of the West End block model for gold.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-9:  West End Gold Block Model

11.4.9	Block Model Validation

The block model for West End was validated by completing a series of graphical inspections, bias checks, comparison to prior estimates and reconciliation against historical production records. Graphically, the interpolated block grades were visually checked on sections, plan views and in 3-D for comparison to the composite assay grades. The general model estimation parameters were reviewed to evaluate the performance of the model with respect to supporting data including the number of composites used, number of drillholes used, average distance to samples used, and the number of blocks estimated in each pass. Global and local bias was assessed through comparison of estimated block grades to the composite sample data and by construction of swath plots at 50 m spacing across the deposit. The final validation compared the grade estimate within the material which was historically mined to the accumulated production data from that mining period.

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.4.10	Geochemical Estimates

In addition to gold, cyanide gold and silver, a suite of estimates of geochemical element concentrations were prepared to support geo-metallurgical and geo-environmental engineering. Additional elements estimated included sulfur, arsenic, mercury, iron, calcium, sodium, magnesium and potassium. These elements were analyzed for Perpetua Resources drillholes but are only rarely analyzed in legacy holes, which comprise the majority of drillholes in the deposit.

•	Sulfur and arsenic, for which data is limited, generally correlate with gold and were estimated within three domains using collocated co-kriging incorporating the gold block model as the secondary variable used to guide the estimate in areas with sparse Perpetua Resources drilling. This method reproduced the multivariate gold-arsenic-sulfur relationships observed in the composite data with total gold and oxide gold, respectively.

•	The major cations (Fe, Ca, Na, Mg and K) are primarily controlled by metasedimentary lithology and were estimated within domains based on lithology solids using inverse distance squared interpolation.

•	Elevated mercury occurs along north-easterly striking splay structures and was estimated using inverse distance cubed interpolation within a single domain.

11.5	Historical Tailings

11.5.1	Mineral Resource Estimation Procedures

The historical tailings mineral resource estimate is based on the drill hole database, geologic model of tailings, and LiDAR topographic data. The geologic modeling and estimation of mineral resources was completed using the commercial three-dimensional block modelling and mine planning software packages Geovia GEMSTM 6.6 and MicromineTM version 14; geostatistical analysis was completed using Isaaks & Co.’s SAGE2001TM software package.

11.5.2	Geologic Modeling

The Historical Tailings were hydraulically deposited within the Meadow Creek Valley from the 1930s through the 1950s; the tailings were generated from the Bradley Mining Company sulfide flotation milling operations. The tailings were later overlain by spent heap leach ore from the 1980s through the 1990s heap leach operations. The tailings deposit is up to 18 m thick, with an average thickness of 6 m; the overlying spent ore material is up to 23 m thick, with an average thickness of 11 m. These relationships are depicted graphically in Section 12. Tailings material was wire-framed based on drill hole intercepts, modern LiDAR and orthographic photos, and historic engineering drawings and airborne photos. The total volume of the tailings wireframe is 1,925,923 m3.

11.5.3	Estimation Domain Modeling

The tailings solid serves as the only estimation domain utilized in the mineral resource estimate. Descriptive statistics for raw assays within the tailings solid are presented in Table 11-20. The drill holes were drilled on a quasi-regular grid and there is no evidence of data clustering in high- or low-grade areas. Higher-grade material shows northwest trends which shift location vertically, consistent with presumed deposition in tailings beaches during historical operations.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-20:  Raw Assay Statistics for the Historical Tailings

Statistic	Width (m)	Au	Sb	Ag
Count	540	540	540	540
Mean	0.63	1.191	0.173	3.08
Standard Deviation	0.27	0.527	0.117	2.70
Range	2.90	4.636	0.996	41.75
Minimum	0.15	0.054	0.0045	0.25
Lower Quartile	0.61	0.813	0.090	1.80
Median	0.61	1.088	0.169	2.80
Upper Quartile	0.61	1.395	0.237	3.80
Maximum	3.05	4.690	1.000	42.00
CV	0.42	0.44	0.68	0.88
95% Percentile	0.61	2.211	0.360	5.81
98% Percentile	1.52	2.704	0.440	7.04
99% Percentile	1.83	2.960	0.473	7.50

11.5.4	Compositing

Samples were composited on intervals of 0.61 m and 1.52 m, of which the 0.61 m composites were determined to exhibit a more regular distribution of composite lengths and were selected for estimation. Gold, antimony and silver were composited downhole within the tailings solid. The composited data yields a histogram with a moderately skewed distribution and very few samples with a grade <0.6 g/t Au.

11.5.5	Evaluation of Outliers

To evaluate potential risk associated with use of high-grade statistical outliers, potential capping grades were assessed using log-probability plots and by analysis of contained metal in deciles and centiles, following the Parrish Method (Parrish, 1997). These results indicate no cap for gold, a cap of 0.6% for antimony and 10 g/t for silver. Descriptive statistics for capped composites are presented in Table 11-21. Note that compositing of the longer sample intervals to 0.61 m yielded more composites than raw assays.

Table 11-21:      Historical Tailings Descriptive Statistics for Capped Composites

Statistic	Au	Sb_Cap	Ag_Cap
Count	568	568	568
Mean	1.183	0.173	2.98
Standard Deviation	0.488	0.104	1.52
Minimum	0.34	0.0045	0.5
Median	1.089	0.167	2.8
Maximum	4.69	0.6	10
CV	0.412	0.598	0.51
95% Percentile	2.127	0.34	5.8
98% Percentile	2.392	0.414	6.81
99% Percentile	2.701	0.458	7.33

11.5.6	Statistical Analysis and Spatial Correlation

Correlogram models were developed using the SAGE2001TM software package to guide the search ellipse and establish spatial correlation and sample weighting for the estimate. Correlograms demonstrate low nugget effect with effective ranges close to the drill hole spacing and confirm the northwest anisotropy and stratified nature of the deposit. The correlogram is summarized in Table 11-22.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-22:  Correlogram Models for the Historical Tailings

Metal	Ellipse Axes Azimuth/Plunge(1)			Nugget C0	Sill C1	Ranges a1 (m)			Type
	1st	2nd	3rd			1st	2nd	3rd
Au	327/2	57/-2	106/87	0.028	0.972	82	50	3	Exp
Sb	336/1	66/-5	76/85	0.02	0.98	133	41	5	Exp
Ag	131/1	41/7	228/83	0.001	0.999	142	63	6	Exp
Notes: (1) Negative plunge is downward.

11.5.7	Block Model Parameters and Grade Estimation

Due to the unconsolidated and stratiform nature of the tailings material, the block model is defined assuming selective mining methods with excellent grade control. Block dimensions are 15.24 x 15.24 x 1.524 m (50 x 50 x 5 ft) with location summarized in Table 11-23. Blocks located partially within the solid were assigned a percent value for reporting purposes.

Table 11-23:  Historical Tailings Block Model Definition

Deposit	Dimension (m)			Origin(1)			Number of Blocks			Rotation
	X	Y	Z	X	Y	Z	X	Y	Z
Historical Tailings	15.24	15.24	1.524	630,007	4,972,007	1,982	68	48	40	0
Notes: (1) Block centroid, NAD83 Zone 11N Datum

The Historical Tailings resource was estimated using ordinary Kriging in a single pass using a search ellipse and sample weighting established by the correlogram models discussed above. Samples were limited to a maximum of 3 per drill hole, increasing the influence of samples from neighboring drill holes. Search ellipse and sample selection parameters are summarized in Table 11-24. Density was estimated from 35 Shelby tube samples of the tailings material; the average dry density of the deposit was calculated to be 1.504 g/cm3.

Table 11-24:  Summary of Estimation Parameters for the Historical Tailings

Description	Au	Sb	Ag
Method	OK	OK	OK
Principal Axis Azimuth / Plunge	325/0	330/0	310/0
int. Axis Azimuth / Plunge	055/0	60/0	40/0
Minor Axis Azimuth / Plunge	0/-90	0/-90	0/-90
Principle Axis Search Distance (m)	175	220	200
Major / Int / Minor Axis	1 / 0.66 / 0.1	1 / 0.5 / 0.1	1 / 0.5 / 0.1
Search Type	Open	Open	Open
Comp Restrictions	Hard	Hard	Hard
Maximum Comps/sector	N/A	N/A	N/A
Minimum Comps	1	2	3
Minimum # Holes	N/A	N/A	N/A
Maximum Comps / Hole	3	3	3
Maximum Comps	12	12	12

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.5.8	Block Model Validation

The block model for the Historical Tailings was validated by completing a series of graphical inspections, bias checks and reconciliation with historic production records. The block estimates and block percentages were reviewed visually relative to the composite grades and the tailings wireframe. Global bias was assessed by comparison of the Kriged estimate to the nearest neighbor estimate and showed a 3.5% variance. Local bias was assessed by way of a swath plot in the Z direction. Relative to the nearest neighbor estimate, the Kriged estimate displays local low bias on upper-level benches, proximal to very high-grade composites in three different drill holes. The results of the Kriged model are generally consistent with estimates of metals reporting to the tailings calculated as the difference between historical mill-feed grade and recovered metal from historical Bradley Mining Company production records.

11.6	Mineral Resource Classification

Mineral Resources are classified under the categories of Indicated and Inferred in accordance with §229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). Mineral resource classification for gold was based primarily on drillhole spacing and on continuity of mineralization. Antimony and silver are not classified separately and are reported based on gold classification. Indicated resources were defined as those with an average distance to three drillholes of less than 120 feet at Yellow Pine and 100 feet at Hangar Flats. Indicated resources at West End were defined as those with an average drillhole spacing of less than 100 feet and meeting additional requirements. Final resource classification shells were manually constructed on sections to smooth the classification categories and with attention to location of post-mineralization structures and geological contacts which could introduce uncertainty in the estimates. The drillhole spacing used was independently validated by a drillhole spacing study assessing theoretical grade uncertainty under different drillhole patterns. This study indicates that a drillhole spacing of 120 feet reduces annual uncertainty to ±15-20% and that a drillhole spacing of 50 feet reduces quarterly uncertainty to ±15-20% with 90% confidence. See Figure 11-10 through Figure 11-12.

Figure 11-10:  Mineral Resource Classification for Yellow Pine

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-11:  Mineral Resource Classification for Hangar Flats

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 11-12:  Mineral Resource Classification for West End

Confidence criteria used to guide the mineral resource classification for the Historical Tailings mineral resource includes kriging variance and anisotropic minimum distance to the nearest composite. Final classification was assigned by digitizing contours around blocks with Kriging variance >0.66 and minimum distance >60 m for the gold estimate, to define areas of inferred classification. The inferred blocks are primarily located on the southern and western margins of the tailings solid where drill data is sparse.

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.7	Discussion of Cut-off Grade and Reasonable Prospect of Eventual Economic Extraction

United States Securities and Exchange Commission (SEC) regulation §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K) requires that Mineral Resources have “reasonable prospects for eventual economic extraction” requiring that mineralization meet certain grade and material volume thresholds under reasonable production and recovery scenarios at reasonable cut-off grades. The potential for eventual economic extraction was assessed using an open-pit optimization Pseudoflow algorithm in MineSight® Version 15.10 software. Input parameters were developed on the basis of advanced cost estimates, metallurgical recoveries indicated by bench and pilot scale testwork and from feasibility level design engineering studies, as shown in Table 11-25.

Table 11-25:  Pit Optimization Parameters by Deposit

Economic Parameters	Units	Yellow Pine & Hangar Flats	West End
Mining Cost - Waste	$/tonne mined	2.00	2.00
Mining Cost - Ore	$/tonne mined	2.00	2.00
Ore Type Classification	-	-	Value Based
Oxide Processing Cost	$/tonne mined	-	7.20
Oxide Au Recovery	%	-	R*92.75 + 1.22
Transition Processing Cost	$/tonne mined	-	12.28
Transition Au Recovery	%	-	92.37 - R*8.93
Sulfide Processing Cost	$/tonne milled	10.69	10.69
Sulfide Au Recovery	%	93	96.42 - R*84.72
Dore Transport Cost	$/oz Au	1.15	1.15
Dore Refining Cost	$/oz Au	1.00	1.00
G&A and Rehabilitation Cost	$/tonne milled	4.00	4.00
Pit Slopes	degrees	36-46	36-46
Au Payability	%	99.5	99.5
Au Selling Price - Base Case	$/oz	1,500	1,500
Mining dilution	%	0	0
Mining recovery	%	100	100
NSR Royalty on Au	%	1.7	1.7
Note: The term “R” used in the West End metallurgical recovery formulas refers to the fraction of free, or cyanide soluble, gold in each block. The value is estimated by dividing the cyanide soluble gold assay estimate by the fire assay gold estimate (for each block).

Assumptions used to derive the cut-off grades and define the resource-limiting pits were estimated to meet the S-K 1300 requirement for mineral resource estimates to demonstrate “reasonable prospects for eventual economic extraction” and vary from those used to limit the mineral reserves reported herein. The $1500 gold selling price was selected based on the three-year trailing average at the time of resource reporting and is below the current spot and trailing average gold prices. Based on these parameters, cut-off grades for Hangar Flats, West End and Yellow Pine were calculated to be approximately 0.40 g/t Au and an open pit oxide cut-off grade of approximately 0.35 g/t Au.

Because of the flat and shallow geometry of the Historical Tailings deposit, and due to potential use of the overlying material in conceptual construction scenarios, economic criteria were not assessed using a pit optimization. Instead, cost estimates for removing the overlying SODA material were compared to potential revenue from processing the tailings material and were shown to be positive.

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Stibnite Gold Project S-K 1300 Technical Report Summary

11.8	Mineral Resource Statements

Mineral resources presented herein comply with guidelines of the United States Securities and Exchange Commission (SEC) regulation §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K). The mineral resources reported in Table 11-26 to Table 11-32, inclusively, are contained entirely within conceptual pit shells developed from the parameters discussed above. Based on these parameters, cut-off grades for Hangar Flats, West End and Yellow Pine were calculated based on a $1,500/oz gold selling price and a $20/oz silver selling price, which resulted in an open pit sulfide cut-off grade of approximately 0.40 g/t Au and an open pit oxide cut-off grade of approximately 0.35 g/t Au. Only mineral resources above these cut-offs and within the mineral resource-limiting pits are reported and, as such, mineralization falling below this cut-off grade or outside the mineral resource-limiting pit is not reported, irrespective of the grade. Mineral Resources are inclusive of Mineral Reserves, except where otherwise stated. Mineral Resources were calculated consistent with internal controls and quality assurances as discussed in Sections 8 and 9.

Table 11-26:  Consolidated Mineral Resource Statement for the Stibnite Gold Project at the end of the fiscal Year 2021 based on $1,500/oz gold

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Indicated
Yellow Pine	56,445	1.67	3,025	2.10	3,820	0.09	115,022
Hangar Flats	28,065	1.37	1,239	3.20	2,884	0.15	90,925
West End	60,963	1.00	1,956	1.25	2,449	0.00	0
Historical Tailings	2,687	1.16	100	2.86	247	0.17	9,817
Total Indicated	148,159	1.33	6,320	1.97	9,400	0.07	215,764
Inferred
Yellow Pine	8,021	0.85	219	0.59	153	0.00	62
Hangar Flats	17,021	1.00	548	2.30	1,259	0.09	32,146
West End	26,895	0.97	837	1.06	918	0.00	0
Historical Tailings	191	1.13	7	2.64	16	0.16	662
Total Inferred	52,128	0.96	1,611	1.40	2,345	0.03	32,870

Notes:

(1) All Mineral Resources have been estimated in accordance with §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K).

(2)  Mineral Resources are reported in relation to a conceptual pit shell to demonstrate potential for economic viability; mineralization lying outside of these pit shells is not reported as a Mineral Resource. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. These Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these inferred Mineral Resources will be converted to the Indicated category through further drilling, or into Mineral Reserves once economic considerations are applied. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

(3)  Open pit sulfide Mineral Resources are reported at a cut-off grade of 0.40 g/t Au and open pit oxide Mineral Resources are reported at a cut-off grade of 0.35 g/t Au.

(4)  IMPORANT: Mineral Resources are inclusive of Mineral Reserves.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-27:  Consolidated Mineral Resource Statement for the Stibnite Gold Project at the end of the fiscal Year 2021 based on $1,500/oz gold, EXCLUSIVE OF RESERVES

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Indicated
Yellow Pine	8,598	1.11	307	1.44	397	0.018	3,405
Hangar Flats	19,803	1.30	825	3.34	2,128	0.146	63,673
West End	15,133	0.76	369	0.91	445	-	-
Historical Tailings	0	-	0	-	0	-	0
Total Indicated	43,534	1.07	1,501	2.12	2,970	0.07	67,078
Inferred
Yellow Pine	8,021	0.85	219	0.59	153	0	62
Hangar Flats	17,021	1	548	2.3	1,259	0.09	32,146
West End	26,895	0.97	837	1.06	918	0	0
Historical Tailings	191	1.13	7	2.64	16	0.16	662
Total Inferred	52,128	0.96	1,611	1.4	2,345	0.03	32,870

Notes:

(1)  All Mineral Resources have been estimated in accordance with §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K).

(2)  Mineral Resources are reported in relation to a conceptual pit shell to demonstrate potential for economic viability; mineralization lying outside of these pit shells is not reported as a Mineral Resource. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. These Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these inferred Mineral Resources will be converted to the Indicated category through further drilling, or into Mineral Reserves once economic considerations are applied. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

(3)  Open pit sulfide Mineral Resources are reported at a cut-off grade of 0.40 g/t Au and open pit oxide Mineral Resources are reported at a cut-off grade of 0.35 g/t Au.

(4)  IMPORANT: Mineral Resources are Exclusive of Mineral Reserves.

The Yellow Pine and Hangar Flats deposits contain zones with substantially elevated antimony-silver mineralization, defined as containing greater than 0.1% antimony, relative to the overall mineral resource. The existing Historical Tailings Mineral Resource also contains elevated concentrations of antimony. These higher-grade antimony zones are reported separately in Table 11-28 to illustrate the potential for antimony production from the Project and are contained within the overall mineral resource estimates reported herein. Antimony zones are reported only if they lie within gold mineral resource estimates.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-28: Antimony Sub-Domains Consolidated Mineral Resource Statement at the end of the fiscal Year 2021 based on $1,500/oz gold

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Indicated
Yellow Pine	9,569	2.27	697	5.33	1,639	0.51	108,306
Hangar Flats	6,771	2.08	453	8.22	1,790	0.57	85,509
Historical Tailings	2,687	1.16	100	2.86	247	0.17	9,817
Total M & I	19,027	2.04	1,250	6.01	3,677	0.49	203,632
Inferred
Yellow Pine	12	1.16	0	2.52	1	0.20	52
Hangar Flats	1,312	2.32	98	15.59	658	1.08	31,274
Historical Tailings	191	1.13	7	2.64	16	0.16	662
Total Inferred	1,515	2.16	105	13.86	675	0.96	31,988

Notes:

(5)  Antimony mineral resources are reported as a subset of the total mineral resource within the conceptual pit shells used to constrain the total mineral resource in order to demonstrate potential for economic viability; mineralization outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate.

(6)  Open pit antimony sulfide mineral resources are reported at a cut-off grade 0.1% antimony within the overall 0.40 g/t Au cut-off.

(7)  IMPORANT Mineral Resources are inclusive of Mineral Reserves.

Table 11-29: Yellow Pine Mineral Resource Statement Open Pit Oxide + Sulfide at the end of the fiscal Year 2021 based on $1,500/oz gold

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Oxide (1)
Indicated	1,593	0.91	47	1.02	52	0.00	133
Total M & I(2)	1,593	0.91	47	1.02	52	0.00	133
Inferred(3)	23	0.69	1	0.54	0	0.00	0
Sulphide (1)
Indicated	54,852	1.69	2,978	2.14	3,768	0.10	114,889
Total M & I(2)	54,852	1.69	2,978	2.14	3,768	0.10	114,889
Inferred(3)	7,998	0.85	218	0.59	152	0.00	62

Notes:

(1) Mineral resources are reported in relation to a conceptual pit shell to demonstrate potential for economic viability; mineralization lying outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated. All figures are rounded to reflect the relative accuracy of the estimate.

(2) Open pit sulfide Mineral Resources are reported at a cut-off grade of 0.40 g/t Au and open pit oxide Mineral Resources are reported at a cut-off grade of 0.35 g/t Au.

(3) IMPORANT Mineral Resources are inclusive of Mineral Reserves.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 11-30: Hangar Flats Mineral Resource Statement Open Oxide + Sulfide at the end of the fiscal Year 2021 based on $1,500/oz gold

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Oxide (1)
Indicated	490	0.80	13	1.14	18	0.00	0
Inferred(3)	154	0.62	3	0.98	5	0.00	0
Sulphide (1)
Indicated	27,575	1.38	1,226	3.23	2,866	0.15	90,925
Inferred(3)	16,867	1.01	545	2.31	1,254	0.09	32,146

Notes:

(1) Mineral resources are reported in relation to a conceptual pit shell to demonstrate potential for economic viability; mineralization lying outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated. All figures are rounded to reflect the relative accuracy of the estimate.

(2) Open pit sulfide Mineral Resources are reported at a cut-off grade of 0.40 g/t Au and open pit oxide Mineral Resources are reported at a cut-off grade of 0.35 g/t Au.

(3) IMPORANT Mineral Resources are inclusive of Mineral Reserves.

Table 11-31: West End Mineral Resource Statement Open Pit Oxide + Sulfide at the end of the fiscal Year 2021 based on $1,500/oz gold

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Oxide (1)
Indicated	26,809	0.78	672	1.21	1,045	0.00	0
Inferred(3)	8,734	0.74	209	1.04	292	0.00	0
Sulphide (1)
Indicated	34,154	1.17	1,284	1.28	1,403	0.00	0
Inferred(3)	18,161	1.08	628	1.07	626	0.00	0

Notes:

(1) Mineral resources are reported in relation to a conceptual pit shell to demonstrate potential for economic viability; mineralization lying outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated. All figures are rounded to reflect the relative accuracy of the estimate.

(2) Open pit sulfide Mineral Resources are reported at a cut-off grade of 0.40 g/t Au and open pit oxide Mineral Resources are reported at a cut-off grade of 0.35 g/t Au.

(3) IMPORANT Mineral Resources are inclusive of Mineral Reserves.

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Table 11-32: Historical Tailings Mineral Resource Statement Open Pit Sulfide at the end of the fiscal Year 2021 based on $1,500/oz gold

Classification	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)	Silver Grade (g/t)	Contained Silver (koz)	Antimony Grade (%)	Contained Antimony (klbs)
Sulfide (1)
Indicated	2,687	1.16	100	2.86	247	0.17	9,817
Inferred	191	1.13	7	2.64	16	0.16	662

Notes:

(1) Mineral resources are reported in total above cut-off since all the spent heap leach ore stacked on top of the tailings would be removed for construction purposes and the tailings fully exposed. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated. All figures are rounded to reflect the relative accuracy of the estimate.

(2) IMPORANT Mineral Resources are inclusive of Mineral Reserves.

11.9	Discussion Uncertainty to the Mineral Resource Estimate, Classification, And Reasonable Prospects of Economic Extraction

From the onset of the Qualified Persons involvement, a program of risk identification and mitigation in order to reduce uncertainty has been primary with the understanding that these areas of potential uncertainty exist and require mitigation. Areas of potential uncertainty were reviewed such as sampling and drilling methods, data processing, geological interpretation and modeling, estimation methods and criteria, and cut-off grades along with relevant assumptions including metal prices, mining costs and metallurgical recoveries.

Key to this assessment was the support for an extensive program to validate and verify the historic sample data in order to rely upon it for the purpose of the resource estimation but also to eliminate data that posed a potential risk. The use of the historic data was identified by the Qualified Person and as such, due to the strategy above, was mitigated and reduced sufficient to satisfy the Qualified Person of its validity and for use within the resource estimation process.

Interpretation and modelling of geological data are a subjective process. The reliability of a resource estimate is substantially affected by several factors. Firstly, it should be noted that the information that is the source of the resource estimate is imprecise due to the fact that relatively small samples are used to estimate into very large volumes. As a result, there are inherent uncertainties in the accumulation, interpretation and analysis of data for which the estimations are based. Furthermore, the methods and data used for estimating resources are often indirect and analogical rather than direct or deductive. The Qualified Person, tasked with estimating the resources is required to apply industry standard principles, methods and procedures, to make numerous unbiased judgements based on their educational background, professional training, integrity and professional experience. The extent and significance of the judgements that are made are, in onto themselves, sufficient to render resources information inherently imprecise. However, the methods employed, and models created followed industry accepted practices and were based on the extensive history and knowledge of the property to the extent that the risk from an interpretation and modelling perspective is not considered significant for the use herein.

The Qualified Person does consider data processing and estimation risks within the estimation strategy, and as such risk mitigation techniques are employed as standard practice such as QA/QC of the data and the employment of multiple estimation techniques as a check and balance toward identifying red-flags and risks. In addition, standard validation and verification techniques are employed on the post-processed models to ensure the ‘reasonableness” of the resource estimates.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Mineral resource classification for gold was based primarily on drillhole spacing and on continuity of mineralization. The drillhole spacing used was independently validated by a drillhole spacing study assessing theoretical grade uncertainty under different drillhole patterns. This study indicates that a drillhole spacing of 120 feet reduces annual uncertainty to ±15-20% and that a drillhole spacing of 50 feet reduces quarterly uncertainty to ±15-20% with 90% confidence. Geological uncertainty was mitigated for in Mineral Resource classification by accounting for geological structures with potential to increase uncertainty.

§§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K) require that Mineral Resources have “reasonable prospects for eventual economic extraction” which was assessed using an open-pit optimization as discussed in Section 11.7.

The QP is confident that the issues that were identified in the course of this study, and previous studies, have been adequately addressed and do not pose notable or significant risks. The level of uncertainty is appropriate and commensurate to the classification attributed to them as that of indicated and inferred resources which is a judgment of not only continuity but uncertainty.

11.10	Conclusions

It is the opinion of the Qualified Person that the Mineral Resource Estimates for the Yellow Pine, Hanger Flats, West End and Historical Tailings deposits were prepared using industry standards and best practices by qualified professionals and may be relied upon for public reporting and for estimating Mineral Reserves contained in this Report.

11.11	References

M3 Engineering & Technology (2014). Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, December 8, 2014.

M3 Engineering & Technology (2019). Amended Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, March 28, 2019.

SRK (2011). Technical Report on Mineral Resources for the Golden Meadows Project, Valley County, Idaho, prepared for Midas Gold, June 6, 2011.

SRK (2012). Preliminary Economic Assessment Technical Report for the Golden Meadows Project Idaho, prepared for Midas Gold, September 21, 2012.

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 12 TABLE OF CONTENTS

SECTION	PAGE

12	MINERAL RESERVE ESTIMATES	12-1

12.1	Introduction	12-1

12.1.1	Estimation Methodology	12-1

12.1.2	Mineral Reserves Summary	12-3

12.2	Ultimate Pit Limit Analysis	12-3

12.2.1	Geologic Resource Block Model	12-4

12.2.2	Ore Dilution	12-4

12.2.3	Overall Pit Slope Angles	12-5

12.2.4	Mining Method and Mining Costs	12-9

12.2.5	Metallurgical Recoveries Forecast Algorithms	12-9

12.2.6	Process Costs, Selling Costs, Payability, and Royalties	12-10

12.2.7	Metal Selling Prices	12-11

12.2.8	Discount Rate	12-11

12.2.9	Block Value Calculation	12-11

12.3	Ultimate Pit Limit Shell Selection	12-12

12.3.1	Yellow Pine Pit Shell Selection	12-13

12.3.2	Hangar Flats Pit Shell Selection	12-15

12.3.3	West End Pit Shell Selection	12-16

12.4	Ultimate Pit Designs	12-18

12.4.1	Pit Design Parameters	12-18

12.4.2	Yellow Pine Ultimate Pit Design	12-19

12.4.3	Hangar Flats Ultimate Pit Design	12-21

12.4.4	West End Ultimate Pit Design	12-23

12.4.5	Historical Tailings	12-25

12.5	Pit Shell to Ultimate Design Reconciliation	12-26

12.6	Cut-off Grade and Ore Type Classification	12-30

12.7	Mineral Reserve Estimate	12-31

12.8	References	12-33

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 15 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 12-1:	Mineral Reserve Estimation Process	12-2

Table 12-2:	Summary of Mineral Reserves at the end of the fiscal Year 2021 based on $1,600/oz gold	12-3

Table 12-3:	Ore Type Designation	12-10

Table 12-4:	Ore Process Costs, Selling Costs, Payabilities, and Royalties	12-10

Table 12-5:	Sample Block Value Calculation	12-12

Table 12-6:	Pit Design Parameters	12-18

Table 12-7:	Pit Shell to Pit Design Comparison	12-26

Table 12-8:	Life-of-Mine Cut-off Values	12-30

Table 12-9:	Probable Mineral Reserves Summary (Imperial Units) at the end of the fiscal Year 2021 based on $1,600/oz gold	12-32

Table 12-10:	Probable Mineral Reserves Summary (Metric Units) at the end of the fiscal Year 2021 based on $1,600/oz gold	12-33

SECTION 15 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 12-1:	Internal and External Dilution	12-5

Figure 12-2:	Yellow Pine Overall Pit Slope Angles	12-6

Figure 12-3:	Hangar Flats Overall Pit Slope Angles	12-7

Figure 12-4:	West End Overall Pit Slope Angles	12-8

Figure 12-5:	Yellow Pine Mining Cost by Bench Elevation	12-9

Figure 12-6:	Yellow Pine Nested Pit Shell Discounted Value	12-14

Figure 12-7:	Yellow Pine Nested Pit Shell Incremental Return	12-14

Figure 12-8:	Hangar Flats Nested Pit Shell Discounted Value	12-15

Figure 12-9:	Hangar Flats Nested Pit Shell Cross-Section	12-16

Figure 12-10:	West End Nested Pit Shell Discounted Value	12-17

Figure 12-11:	West End Nested Pit Shell Incremental Return	12-17

Figure 12-12:	Typical Haul Road Cross-Section	12-18

Figure 12-13:	Yellow Pine Mineral Reserves and Mineralized Material	12-20

Figure 12-14:	Hangar Flats Mineral Reserves and Mineralized Material	12-22

Figure 12-15:	West End Mineral Reserves and Mineralized Material	12-24

Figure 12-16:	Historical Tailings Mineral Reserves and Mineralized Material	12-25

Figure 12-17:	Yellow Pine Pit Shell to Ultimate Design Reconciliation	12-27

Figure 12-18:	Hangar Flats Pit Shell to Ultimate Design Reconciliation	12-28

Figure 12-19:	West End Pit Shell to Ultimate Design Reconciliation	12-29

Figure 12-20:	Approximate Gold Cut-off by Schedule Year	12-31

Figure 12-21:	Approximate NPR Cut-off by Schedule Year	12-31

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Stibnite Gold Project S-K 1300 Technical Report Summary

12	MINERAL RESERVE ESTIMATES

12.1	Introduction

This section describes the Mineral Reserve estimation methodology, summarizes the key assumptions used, and presents the Mineral Reserve estimates for the Project.

Mineral Reserves are defined in the SK-1300 Definitions (Dec. 26, 2018) as “an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.” SK-1300 further states that this study must “include the qualified person's detailed evaluation of all applicable modifying factors to demonstrate the economic viability of the mining property or project” and defines Modifying Factors as “the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate in order to establish the economic viability of mineral reserves. . . . these factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.”

This section focuses on the processes used to ensure that the Mineral Reserve Estimate accounts for the primary modifying factors (i.e. technical and financial parameters related to mining and processing; economic value considering reasonable investment and marketing assumptions) while other sections in this report focus on detailed analyses of the remaining modifying factors (i.e. legal, social, and environmental factors; permitting requirements, etc.). The final Economic Analysis of the Mineral Reserves, presented in Section 19, confirms the economic viability of the Reserves presented in this section.

The Qualified Person (QP) for the estimation of the Mineral Reserve was Chris Roos, P.E. of Value Consulting, Inc. The Mineral Reserve estimates reported herein are a reasonable representation of the Mineral Reserves within the Project at the current level of analysis. Mr. Roos has reviewed the risks, opportunities, conclusions, and recommendations summarized in Section 23 and the analyses of the remaining modifying factors in this TRS and he is not aware of any unique conditions that would put the Stibnite Gold Project Mineral Reserve at a higher level of risk than any other North American developing project.

12.1.1	Estimation Methodology

The SGP Mineral Reserves estimate equates to the mill feed schedule as presented in Section 13. The general mine planning sequence to produce the mill feed schedule consisted of an ultimate pit limit analysis, pit shell selection, ultimate pit designs, internal pit phase design, mining sequence schedule, and mill feed optimization. Section 12 includes a description of the reserve estimation process through ultimate pit design. Section 13 includes the remaining processes required to schedule mill feed and estimate Mineral Reserves. The mine planning process followed to estimate Mineral Reserves is summarized in Table 12-1.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 12-1: Mineral Reserve Estimation Process

Mineral Reserve Estimation Process	Process Inputs	Process Outputs	Section
Ultimate Pit Limit Analysis (UPLA)	Geologic resource block model Pit slope geotechnical limits Mining cost estimates Process cost estimates Metallurgical forecast algorithms Metal sell price estimate Metal sell costs (incl. royalties) Discount rate	Nested pit shells	12.2
Ultimate Pit Shell Selection	Nested pit shells	Guidance pit shells for ultimate pit design	12.3
Ultimate Pit Design	Guidance pit shells for ultimate pit design Pit design parameters (i.e. road width & grade, bench height & face angle)	Ultimate pit designs (defining extent of mined material included in Reserve Estimate)	12.4
Pit Shell-to-Design Reconciliation Analysis	Selected guidance pit shells Ultimate pit designs	Pit shell-to-design reconciliation	12.5
Dilution & Mining Losses	Geologic resource block model	Diluted resource block model	12.2.2
Cut-off Grade Analysis	Diluted resource block model	Cut-off grade methodology	12.6
Reserve Estimation	Diluted resource block model Cut-off grade methodology	Preliminary Reserve Estimate	12.7
Internal Pit Phase Analysis	Ultimate pit deigns Nested pit shells	Ultimate pit phase designs	13.2
Mine Sequence Analysis	Ultimate pit phase designs Production fleet equipment alternatives Mine production rates by fleet and activity Mill feed quantity and quality requirements	Fleet alternative analysis Strategic mine plan	13.3
Mine Development Plan	Strategic mine plan (incl. bench access schedule) Construction material requirements	Mine development and pre-stripping schedule Development fleet schedule	13.4
Stockpile Strategy Analysis	Strategic mine plan Process costs and metallurgical forecast algorithms Stockpile rehandle cost estimate Site layout incl. stockpile location options	Strategic stockpile schedule including capacity by ore type and grade class	13.5
DRSF Strategy Analysis	Strategic mine plan Strategic stockpile schedule	DRSF and stockpile design and schedule	13.6
Mill Feed Optimization	Strategic mine plan DRSF and stockpile schedule	Mill feed schedule Final Reserve Estimate	13.7
Mine Production Schedule Analysis	Strategic mine plan Mine development schedule Fleet alternative analysis	Mine production schedule Load & haul equipment schedule Drill & blast schedule Production support fleet schedule	13.8
Mine Consumables Estimate	Mine production schedule Drill & blast schedule Equipment consumables rates (i.e. fuel, tires, GET)	Mine consumables schedule	13.9
Maintenance Estimation	Mine production schedule Equipment rebuild and replacement schedule Preventive maintenance schedule Equipment parts life estimates	Equipment maintenance schedule Mine maintenance equipment schedule	13.10
Staffing Estimation	Mine production schedule Equipment maintenance schedule	Mine operations staff schedule Mine maintenance staff schedule Mine management staff schedule	13.11
Capital and Operating Cost Estimation	Equipment schedules Equipment cost vendor quotes Equipment maintenance schedule Mine consumables schedule Staffing schedules	Capital and operating cost schedule	13.12
Ultimate Pit Limit Analysis Validation	Capital and operating cost schedule	UPLA Validation	13.12.3

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.1.2	Mineral Reserves Summary

A summary of the Mineral Reserves for the Project is shown in Table 12-2. Detailed Mineral Reserves are presented in Section 12.7.

Table 12-2: Summary of Mineral Reserves at the end of the fiscal Year 2021 based on $1,600/oz gold

Deposit	Gold Cut-off (3)	Tonnage	Average Grade			Total Contained Metal
			Gold	Antimony	Silver	Gold	Antimony(5)	Silver
Imperial Units	(oz/st)	(kst)	(oz/st)	(%)	(oz/st)	(koz)	(klbs)	(koz)
Yellow Pine – Probable (1)	0.013	52,742	0.052	0.106	0.065	2,718	111,617	3,423
Hangar Flats – Probable (1)	0.014	9,107	0.046	0.150	0.083	414	27,252	756
West End – Probable (1)	0.014	50,519	0.031	-	0.040	1,587	-	2,004
Historical Tailings – Probable (1)	0.011 (4)	2,962	0.034	0.166	0.084	100	9,817	247
Probable Mineral Reserves (2)		115,330	0.042	0.064	0.056	4,819	148,686	6,431
Metric Units	(g/t)	(kt)	(g/t)	(%)	(g/t)	(t)	(t)	(t)
Yellow Pine – Probable (1)	0.46	47,847	1.77	0.106	2.23	84.5	50,629	106.5
Hangar Flats – Probable (1)	0.49	8,262	1.56	0.150	2.85	12.9	12,361	23.5
West End – Probable (1)	0.49	45,830	1.08	-	1.36	49.3	-	62.3
Historical Tailings – Probable (1)	0.39 (4)	2,687	1.16	0.166	2.86	3.1	4,453	7.7
Probable Mineral Reserves (2)		104,625	1.43	0.064	1.91	149.9	67,443	200.0

Notes:

(1) Deposit does not have a measured mineral resource. Reporting uses only an indicated mineral resource.

(2) Metal prices used for Mineral Reserves: $1,600/oz Au, $20.00/oz Ag, $3.50/lb Sb (see Section 16 for metal price selection basis).

(3) Gold cut-off values are approximated due to application of the Net Smelter Return cut-off methodology as explained in Section 12.2.9.

(4) The Historic Tailings mineral resource was estimated using a composite of drill hole data to establish average mineral grades for the entire deposit. Therefore, the cut-off value provided is an approximate break-even cut-off grade.

(5) Antimony recovery is expected from the High Sb Sulfide ore only and contains 132,031 klbs (59,888 t) of Sb.

12.2	Ultimate Pit Limit Analysis

Ultimate pit limit optimization and phase analysis (UPLA) was performed by the QP with Geovia Whittle™ version 4.7 using the Pseudoflow algorithm option. This section describes the optimization inputs. Pit limit optimization analysis results and pit shell selection is presented in Section 12.3.

The Pseudoflow algorithm performs the same function as the traditional Lerchs-Grossman (LG), however by structuring the UPLA as a maximum flow problem, the Pseudoflow algorithm can arrive at exactly the same solution in a fraction of the time. In either approach, Whittle™ applies approximate costs and recoveries along with approximate open pit slope criteria to establish theoretical economic breakeven pit geometries (pit shells). The resulting pit geometries should be considered as approximate as they do not assure pit bench access or bench working space requirements. The primary result of the incremental pit geometries (nested pit shells) is the relative change in pit size and estimated increase in total pit value. This provides guidance for designing detailed ultimate pit designs and identifying potential mining phases to bring forward value in the mining sequence.

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.2.1	Geologic Resource Block Model

Garth Kirkham is the QP responsible for the mineral resource block models used in this mineral reserve estimate. The models comprise parameters that describe lithology, in-situ density, resource classification, ore and waste percentage, oxidation, and metal grades, as explained in detail in Section 11.

For mine planning purposes, the block model dimensions for individual blocks should correspond to an increment of proposed mining bench height. Bench height has a potentially significant impact on project value due to the relationship between bench height, grade dilution, mine operating cost, mine production rates, and processing cost. A bench height and block size trade-off analysis was conducted to evaluate bench heights ranging from 10 to 50 feet in 10-foot increments. The analysis estimated mining cost and ore dilution as a function of block size.

Based on the analysis, 40-foot benches result in a 9% mining cost reduction with a slight increase in ore dilution and processing cost as compared to 20-foot benches. Therefore, a bench height of 20 feet for ore zones and 40 feet for waste zones was selected as the most economical way to mine the deposits. These bench heights will allow optimizing productivity in waste zones while maintaining ore selectivity in ore zones to reduce potential grade dilution.

Based on the bench height trade-off analysis, a block model with uniform block dimensions of 40 x 40 x 20 feet representing the selective mining unit (SMU) was created for each deposit using the resource block model as detailed in Section 11. Only blocks classified as indicated were used in the mineral reserve estimate. Blocks classified as inferred were reclassified as waste with zero payable metal content. The modified mineral resource block model is hereafter referred to as the reserve block model.

12.2.2	Ore Dilution

For this study, dilution has been defined as “material that is below the cut-off grade or value but is intentionally or inadvertently mined and must be considered in Mineral Reserve estimates because it dilutes the average grade estimate and increases the volume mined”. Dilution can be classified as either internal or external. Internal dilution occurs within a mining block in which pockets of material below cut-off grade cannot be removed selectively during the digging operation. External dilution typically occurs because of blasting which causes material movement and mixing of ore and waste along mining block boundaries (Figure 12-1).

Internal dilution was estimated in the reserve block model by averaging metal content within each 40 x 40 x 20-foot block provided in the resource block model. Both the Yellow Pine and Hangar Flats resource block models were modeled using an ore percent approach to estimate the amount of waste within a single block with dimensions 40 x 40 x 20 feet. The West End resource block model was estimated on a whole block basis using 20 x 20 x 20-foot blocks to account for narrow geological controls as discussed in Section 11. Internal dilution at West End was estimated by consolidating the blocks, i.e., re-blocking the model into 40 x 40 x 20-foot blocks.

Additionally, ore type designation dilution was estimated by applying an algorithm to identify blocks with an ore-type classification that did not match at least 30% of the adjacent 8 horizontal blocks. These blocks were reclassified to match the predominant adjacent ore classification. This resulted in some blocks being reclassified from ore to waste, waste to ore, and one ore-type classification to another, e.g., oxide ore reclassified as low antimony ore.

An external dilution study was conducted to estimate dilution occurring along ore block boundaries between adjacent blocks. The study consisted of approximating ore control mining boundaries on 20-foot benches and estimating dilution based on strict mining adherence to the boundaries. Resulting from this study, a 10% dilution boundary for each block was applied to estimate external dilution resulting from blasting. This equates to an 8-foot mixing zone which is approximately half the distance between blasthole spacing. This degree of dilution would result in an approximately 3% increase in ore mined with a loss of approximately 2% gold mass for an effective grade dilution of 5%. To account for this, a mining dilution factor of 5% was input to the Whittle™ pit limit analysis.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-1: Internal and External Dilution

12.2.3	Overall Pit Slope Angles

Overall pit slope angles and sectors were provided by the Project geotechnical consultant STRATA, Inc. (STRATA, 2018) for all three open pits as shown on Figure 12-2, Figure 12-3, and Figure 12-4. Slope sectors were coded into the block model prior to importing into Whittle™.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-2:  Yellow Pine Overall Pit Slope Angles

North End (Flt. Gouge)
45°
42°
North (QM)
47°
West (QM)
Northeast (Qzt)
39°
39°
East Central (QM)
45°
Southwest (QM)
Southeast (QM)
42°
42°
South End (Flt. Gouge)
Legend
Sector Lines
Yellow Pine Pit Rim
0 250 500 1,000 1,500 2,000 Feet
N

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-3: Hangar Flats Overall Pit Slope Angles

2731000
2731500
2732000
2732500
2733000
1180000
1179500
1179000
1178500
1178000
1177500
1177000
N
Note: Old U/G workings
may affect local
slope stability
North (QM)
44°
East (QM)
West (QM)
45°
44°
44°
Southwest
(QM)
Rock 44°
Alluvium 36°
South /
Overburden
(QM)
0
250
500
1,000
Feet
Legend
Sector Lines
Hanger Flats Pit Rim

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-4: West End Overall Pit Slope Angles

N
North (Qzt)
45°
Northeast (Qzt)
47°
East (Qzt)
47°
West (Qzt)
45°
Will be flatter in old waste dump area
47°
Southeast (Qzt)
Southwest (Qzt)
43°
47°
South Wall (Qzt)
45°
Southwest Lobe (Qzt)
0
250
500
1,000
1,500
2,000
Feet
Legend
Sector Lines
West End Pit Rim

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.2.4	Mining Method and Mining Costs

Conventional owner-operated truck-and-shovel open pit mining methods were selected as the most viable mining method for the deposits at this time. Mining costs used for the pit limit analysis are based on the calculations presented in the 2014 Prefeasibility Study and first principle cost buildup based on equipment requirements, labor estimates, and updated consumables price quotes. The mining costs comprise pit and dump operations, delivery of the ore to the crusher or stockpiles and waste to the DRSFs, road maintenance, mine supervision, and mining-related technical services. The mining cost estimate increased as compared to the 2014 PFS primarily due to updated equipment operating cost estimates, labor estimates, and additional mine development costs added to account for in-pit production access in steep terrain. Note that while one mining cost is presented, the QP evaluated a range of mining costs to test the sensitivity of the UPLA to mining cost parameters and concluded that the selected ultimate pit limits were not highly sensitive to costs within the expected accuracy (+/- 25%).

A reference mining cost of $2.25/st plus an incremental cost of $0.01 per 20-foot bench both below and above the pit rim (entrance) were applied to each pit individually. This incremental cost was added to benches below the pit rim to account for additional haulage cost when hauling from the pit loaded. Due to the site topography, the incremental bench cost was added for benches above the pit rim to account for access road development to upper pit benches and decreased mining efficiency on smaller benches within the pit upper reaches. Validation of cost assumptions applied to the UPLA is presented in Section 13.12.3.

As an example, Yellow Pine mining cost per ton for the $1,000 shell ranges from $2.72 at the bottom bench (elevation 5,240 feet) to $2.25 at the pit rim entrance (elevation 6,180 feet) to $2.55 at the highest bench (elevation 6,780 feet) as shown on Figure 12-5.

Figure 12-5: Yellow Pine Mining Cost by Bench Elevation

12.2.5	Metallurgical Recoveries Forecast Algorithms

Metallurgical recovery functions and costs were applied to gold, silver, and antimony as presented in Section 10. The pit limit analysis was performed on gold recovery only, to ensure the ultimate pit geometries would not be dependent on silver or antimony value. Silver and antimony recoveries were incorporated into the mine schedule once the ultimate pit designs were completed as discussed in Section 12.4.

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.2.6	Process Costs, Selling Costs, Payability, and Royalties

Each unit of mined material from the three pits and historical tailings was classified into one of six ore type designations as shown in Table 12-3. The designation corresponds to the highest Net Smelter Return (NSR) value as discussed in Section 12.2.9. Process and selling costs applied in the UPLA are shown in Table 12-4 and are based on the Recovery Methods detailed in Section 14 and cost estimates located in Section 18 and 19. The QP performed a sensitivity analysis of the UPLA relative to process costs and concluded that the selection of an ultimate shell is not highly sensitive to cost.

Table 12-3: Ore Type Designation

Ore Type	Description	Deposit Occurrence
Low Sb Sulfide Ore	Only a gold-bearing sulfide concentrate would be produced and processed onsite through POX and cyanide leaching.	All Deposits
High Sb Sulfide Ore	An antimony concentrate would be produced followed by a gold-bearing sulfide concentrate. The sulfide concentrate would be processed onsite through pressure oxidation (POX) and cyanide leaching.	Yellow Pine, Hangar Flats
Oxide Ore	Gold would be recovered through whole ore cyanide leaching.	West End
Low Sb Transitional Ore	A gold-bearing sulfide concentrate would be produced and processed onsite through POX and cyanide leaching. Additional gold would be recovered through cyanide leaching of the tailings.	West End
Historical Tailings Sulfide Ore	Processed concurrent with both High Sb Sulfide Ore and Low Sb Sulfide Ore sourced from the open pits	Historical Tailings
Waste	Material not meeting the NSR cut-off value.	All Deposits

Table 12-4: Ore Process Costs, Selling Costs, Payabilities, and Royalties

Cost Item	Unit	Cost
Ore Processing
Oxide	$/st ore	9.58
Low Sb Sulfide	$/st ore	12.17
High Sb Sulfide	$/st ore	13.96
Low Sb Transitional	$/st ore	13.04
Historical Tailings Sulfide	$/st ore	8.91
G&A	$/st ore	3.47
Reclaim Cost	$/st ore	0.57
Payability*
Au in Sb Concentrate	%	20.0
Sb in Sb Concentrate	%	68.0
Ag in Sb Concentrate	%	45.0
Au in Doré	%	99.0
Ag in Doré	%	95.0
Transportation, Refinement & Royalty
Sb Concentrate	$/wet st	175
Au in Doré	$/paid oz	8.00
Ag in Doré	$/paid oz	0.50
Royalties	% net of smelter Au	1.7

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.2.7	Metal Selling Prices

A suite of nested pit shells for each deposit was generated using revenue factors that reflected a gold selling price ranging from $100 to $2,000 per troy ounce in $50 increments. The nested pit shells generated using the Pseudoflow algorithm in Geovia Whittle™ represent the optimal pit shell geometry based on undiscounted cash flow. Each nested pit shell is then evaluated using the estimated metal sell price expected during operations. The gold price used in the nested shell evaluation was $1,600 per troy ounce as per the selected Project Base Case Metal Price presented in Section 16. Antimony and silver value were not included in the pit limit analysis to prevent their value from influencing the pit design and provides additional conservatism that de-risks the dependence of the project on revenues from those metals.

Sensitivity analyses were performed on both the Yellow Pine pit and Hangar Flats pit to assess the potential impact silver and antimony could have on pit geometry. The pit shell size increase resulting from either addition of silver, antimony, or the combined value was insignificant as compared to pit shells calculated using only gold value.

12.2.8	Discount Rate

S-K 1300 specifies that “a pre-feasibility study must include an economic analysis that supports the property's economic viability as assessed by a detailed discounted cash flow analysis or other similar financial analysis.” For the ultimate pit limit analysis, an annual discount rate of 10% was applied using a high-level scheduling algorithm in the Whittle™ “Pit by Pit Graph” and choosing the ultimate pit limit based on an incremental analysis of the discounted NPV generated by that schedule. The final Economic Analysis of the Project Reserves is presented in Section 19 and uses an after-tax discount rate of 5%. The elevated discount rate for pit limit analysis accounts for the difference between before and after-tax analysis and the higher level of uncertainty in the pit limit analysis inputs relative to the final Project evaluation in Section 19.

12.2.9	Block Value Calculation

A Net Smelter Return (NSR) cut-off methodology was adopted to calculate block value and ore type due to the polymetallic nature of the ore deposits and separate process streams with unique process costs. The Net of Process Revenue (NPR), defined as NSR less process plant operating expenditures (OPEX) and general and administrative costs (G&A), was calculated on a block-by-block basis in dollars per ton of ore to estimate the value of a block for each available process stream. Mining costs are not included in the calculation of NPR because it will be approximately the same for an ore block regardless of process stream designation. The potential process stream designations used to define each block ore type are explained in Table 12-3.

For the pit limit analysis, antimony and silver are assumed to have no value therefore the high antimony sulfide ore process stream is effectively unavailable due to the process cost associated with producing an Sb concentrate with no Sb value. In effect, the pit limit analysis evaluated the project based on on-site gold processing only. Once the pit is designed, silver and antimony NPR are calculated on a block-by-block basis and included in the reserve estimate. An example of NPR calculation and block ore type classification determination is shown in Table 12-5.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 12-5: Sample Block Value Calculation

Resource Block Model – Sample Block Values
Block Mass	2,617 st
	Grade	Contained Metal		Transport Cost	Sell Price
Au	2.35 gpt	179 oz		$8.00 /oz	$1,600 /oz
Sb	0.20%	10,416 lb		$175 /st conc.	$3.50 /lb
Ag	2.45 gpt	187 oz		$0.50 /oz	$20 /oz

	High Sb Sulfide Ore Doré Revenue			Low Sb Sulfide Ore Doré Revenue
	Au	Sb	Ag	Au	Sb	Ag
Doré Recovery	88.36%	0.0%	0.0%	90.70%	0.0%	0.6%
Doré Recovered Metal	158.3 oz	0 lb	0.0 oz	162.5 oz	0 lb	1.1 oz
Doré Payability	99.0%	0.0%	0.0%	99.0%	0.0%	95.0%
Doré Payable Metal	156.7 oz	0 lb	0.0 oz	160.9 oz	0 lb	1.1 oz
Doré Metal Value	$250,729	$0	$0	$257,373	$0	$21
	$250,729			$257,395

	High Sb Sulfide Ore Sb Concentrate Revenue			Low Sb Sulfide Ore Sb Concentrate Revenue
	Au	Sb	Ag	Au	Sb	Ag
Sb Con Recovery	1.57%	85.4%	16.8%	N/A
Sb Con Contained Metal	2.8 oz	8,891 lb	31.4 oz
Sb Con Metal Payability	20.0%	68.0%	45.0%
Sb Con Payable Metal	0.6 oz	6,046 lb	14.1 oz
Sb Con Metal Value	$898	$21,162	$282
Total Sb Con Metal Value	$22,342			0$

	High Sb Sulfide Ore Net Smelter Return (NSR)			Low Sb Sulfide Ore Net Smelter Return (NSR)
	Au	Sb	Ag	Au	Sb	Ag
Net Smelter Payable Metal	157.3 oz	6,046 lb	14.1 oz	160.9 oz	0 lb	1.1 oz
Net Smelter Metal Sell Value	$251,628	$21,162	$282	$257,373	$0	$21
Total Net Smelter Value	$273,071			$256,107
Sb Con Mass		6.84 st			n/a
Transport & Refinement Cost	$1,254	$1,197	%0	$1,287	n/a	$1
Net Smelter Return	$270,621			$256,107

	High Sb Sulfide Ore Net of Process Revenue (NPR)			Low Sb Sulfide Ore Net of Process Revenue (NPR)
	Total			Total
Ore Processing Unit Cost	$13.96 /st			$12.17 /st
Ore Processing Cost	$36,533			$31,849
G&A Cost	$9,081			$9,081
Royalties (1.7% Au NSR)	$4,278			$4,375
Net of Process Revenue	$220,729			$210,802
Net of Process Unit Rev	$84.34 /st			$80.55 /st

Block Ore Designation	High Sb Sulfide since the unit NPR is greater than Low Sb Sulfide

12.3	Ultimate Pit Limit Shell Selection

To determine the extents of the ultimate pit limits for the Project, an analysis of incremental pit shells (i.e. “nested shells”) was conducted using the inputs discussed previously in this section. Discussion of nested pit shells in this section is limited to selecting shells for ultimate pit designs. There is further discussion in Section 13 regarding internal pit phase design as it relates to nested pit shells.

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Stibnite Gold Project S-K 1300 Technical Report Summary

The cash flow analyses for the nested pit shells were performed by the QP using Whittle™ software. The analyses produce two discounted values for each nested shell often referred to as “Best Case” and “Worst Case”. The “Worst Case” values are calculated for each pit shell as if the shell is mined in its entirety bench-by-bench without internal phasing. This delays access to higher-grade ore and reduces NPV as compared to a phased mining approach. The “Best Case” values are calculated sequentially from the smallest to largest pit shell, where each shell represents an internal pit phase. Each pit shell increment is scheduled as if the prior shell has already been mined and processed allowing for the pit to advance downward quickly and access higher-value ore and increased NPV. The actual mining sequence is likely to be in-between these two scenarios, including internal phases while maintaining large enough benches for consistent mine productivity.

Nested pit shell cash flow analysis for all three pits was performed on a suite of shells ranging in gold sell price between $100/oz to $2,000/oz in increments of $50/oz.

12.3.1	Yellow Pine Pit Shell Selection

The Yellow Pine maximum discounted value shells for the “worst case” and “best case” are $950 and $1,550; respectively (Figure 12-6). The incremental change in discounted pit value (NPV) and strip ratio between these two shells is gradual which implies the value of Yellow Pine is not highly sensitive to the selection of a specific shell. Whittle™ allows for a third, Specified Case. However, the “nested” shells did not accurately represent the likely mining sequence due to the nature of the deposit, so “directional” shells were ultimately chosen to guide internal phases as discussed in Section 13.2.1.

To properly analyze and select an ultimate pit within the range specified above, the QP opted to perform an incremental analysis of each subsequent pit to determine the point where the additional mining no longer adds significant value (Figure 12-7). This analysis utilizes an “incremental return” which is approximated as the incremental change in discounted value divided by the incremental change in discounted total costs. The resulting incremental return can be compared to the project minimum acceptable rate of return (MARR, 10%) to determine when incremental additions no longer generate significant value. As the actual value is recognized to be between the best- and worst-case scenarios, the QP chose to use a weighted average return to reflect the likely results of a realistic schedule. Due to the topography at the site, the worst-case is highly unlikely as it begins mining at the top of the mountain, neglecting the accessible ore in the bottom of the valley. With this in mind, the average was weighted at 75% of the best-case and only 25% of the worst-case, and $1,250 was chosen as its average return (12.5%) was the last incremental return above the MARR.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-6: Yellow Pine Nested Pit Shell Discounted Value

Figure 12-7: Yellow Pine Nested Pit Shell Incremental Return

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.3.2	Hangar Flats Pit Shell Selection

For the Hangar Flats deposit, a similar analysis to Yellow Pine resulted in an ultimate pit between $1,100 and $1,600 with an incremental analysis suggesting $1,150 be chosen as the ultimate pit (Figure 12-8). However, upon review, this “large” Hanger Flats pit presented a number of technical challenges, risks, and costs associated with mining through the extensive historical underground workings and development of a haul road from the Fiddle Creek basin to access its upper benches. Based upon a mine sequence analysis, the project team selected a much smaller footprint for the initial Hanger Flats pit ($750 shell). As this shell (Figure 12-9) may be an internal phase of a larger Hanger Flats pit it allows for additional study of the true costs associated with a potential layback and a better understanding of the operational requirements of mining through the historical workings.

Figure 12-8:      Hangar Flats Nested Pit Shell Discounted Value

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-9: Hangar Flats Nested Pit Shell Cross-Section

12.3.3	West End Pit Shell Selection

Similar to Yellow Pine, the incremental pit shell changes in discounted value and strip ratio are relatively gradual without any substantial incremental change between the maximum values for worst-case and best-case, as shown in Figure 12-10.

Reviewing the incremental return, as discussed in the Yellow Pine Pit Shell Selection, results in an ultimate pit selection of $1,300 for West End that has an incremental return of 10.9% as shown in Figure 12-11.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-10: West End Nested Pit Shell Discounted Value

Figure 12-11: West End Nested Pit Shell Incremental Return

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.4	Ultimate Pit Designs

12.4.1	Pit Design Parameters

The ultimate pit design for each pit was based on the selected pit shells and the pit design parameters summarized in Table 12-6. Note that geotechnical parameters were provided by STRATA (STRATA, 2018) and further analysis is recommended in Section 23 to reduce the geotechnical risk associated with these Mineral Reserves. Figure 12-12 presents a typical haul road cross-section that illustrates the 150-t class haul truck running surface design parameter.

Table 12-6:      Pit Design Parameters

Design Parameter	Value	Comment
Bench Height	20 ft 40 ft	Single bench ore mining Double bench waste mining; final pit configuration
Bench Face Angle	63° 45°	Bedrock Alluvium
Catch Bench Width	20 ft
Inter-ramp Angle	36° to 47°
150t Truck Ramp Width (2-Lane)	102 ft	Including berm and ditch (Figure 12-12)
45t Truck Ramp Width (2-Lane)	50 ft	Including berm and ditch
150t Truck Running Surface	81.1 ft	3.5 x truck operating width
Safety Berm Height	5 ft	½ truck tire height
Safety Berm Width	16.9 ft 1.9 ft	Width at base Berm top
Road Ditch Width	4 ft
Maximum Ramp Gradient	10% 12%	150t Haul Trucks 45t Articulated Trucks
Minimum Road Bend Radii	64 ft
Minimum Production Fleet Bench Width	250 ft	Benches less than 250 ft wide are mined with the development (45t haul truck) fleet

Figure 12-12: Typical Haul Road Cross-Section

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.4.2	Yellow Pine Ultimate Pit Design

The $1,250 shell was used as a guide for the Yellow Pine ultimate pit design. The pit design deviates from the shell in the following locations as shown in Figure 12-13 and Figure 12-17:

•	upper west wall to accommodate the West End Haul Road used to access West End Pit resulting in additional waste;

•	south lobe to accommodate the access ramp switchback resulting in reduced access to ore under the ramp; and

•	the north lobe (Homestake area) due to limited mine equipment working width to reach the narrow shell bottom following steeply dipping ore resulting in reduced access to ore.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-13:     Yellow Pine Mineral Reserves and Mineralized Material

N
A'
Homestake Area
West End Haul Road
South Lobe
A
0 500 1,000 1,500 2,000 Feet
Cross Section Alignment
5900 Bench Contour
Pit Ramp
Probable Ore (5900 Bench)
Au: 0.2 - 0.5 gpt
Au: 0.5 - 1.0 gpt
Au: 1.0 - 2.0 gpt
Au: 2.0 - 3.0 gpt
Au: 3.0 - 4.0 gpt
Au: > 4.0 gpt
Inferred Ore: Au > 0.5 gpt

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.4.3	Hangar Flats Ultimate Pit Design

The $750 shell was used as a guide for the Hangar Flats ultimate pit design. The pit design deviates from the shell in the following locations as shown in Figure 12-14 and Figure 12-18:

•	slot cut ramp access resulting in additional waste primarily in the alluvium;

•	in-pit ramp forcing the ultimate pit limit to extend beyond the shell resulting in additional waste and access to high-value ore at the bottom of the shell;

•	limited haul ramp access from the valley floor to upper NW reaches of the shell due to steep topography resulting in the NW portion of the pit highwall designed inside of the shell; and

•	a single highwall catch bench widened approximately halfway up the NW highwall to accommodate potential local geotechnical instability resulting from historical underground workings.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-14:     Hangar Flats Mineral Reserves and Mineralized Material

NW Highwall
A'
Slot Cut Ramp
Widened Catch Bench
In-pit Ramp
A
N
0 250 500 750 1,000
Feet
Cross Section Alignment
6400 Bench Contour
Pit Ramp
Probable Ore (6400 Bench)
Au: 0.2 - 0.5 gpt
Au: 0.5 - 1.0 gpt
Au: 1.0 - 2.0 gpt
Au: 2.0 - 3.0 gpt
Au: 3.0 - 4.0 gpt
Au: > 4.0 gpt
Inferred Ore: Au > 0.5 gpt

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.4.4	West End Ultimate Pit Design

The $1,300 shell was used as a guide for the West End ultimate pit design. The pit design deviates from the shell in the following locations as shown in Figure 12-15 and Figure 12-19:

•	in-pit ramp forces the ultimate pit limit to extend beyond the shell resulting in additional waste and access to high-value ore at the bottom of the shell; and

•	mining equipment access and working width are required in the NE portion of the pit to allow access to the limestone deposit for on-site lime generation.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-15:     West End Mineral Reserves and Mineralized Material

N
A'
In-pit Ramp
Limestone Deposit
A
0 250 500 1,000 1,500 2,000
Feet
Cross Section Alignment
6560 Bench Contour
Pit Ramp
Probable Ore (6560 Bench)
Au: 0.2 - 0.5 gpt
Au: 0.5 - 1.0 gpt
Au: 1.0 - 2.0 gpt
Au: 2.0 - 3.0 gpt
Au: 3.0 - 4.0 gpt
Au: > 4.0 gpt
Inferred Ore: Au > 0.5 gpt

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.4.5	Historical Tailings

The Historical (Bradley) Tailings are located below the Spent Ore Disposal Area (SODA) southwest of the Hangar Flats open pit and partially within the planned development rock storage facility footprint (Figure 12-16). Metallurgical test results show that the contained gold in the Historical Tailings produces an economic benefit when fed to the process plant concurrent to primary ores. Therefore, the Historical Tailings are planned to be mined and processed through the mill and are included in the Mineral Reserve.

Figure 12-16:     Historical Tailings Mineral Reserves and Mineralized Material

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.5	Pit Shell to Ultimate Design Reconciliation

A shell-to-design reconciliation was completed to ensure the design process honored the ultimate pit limit analysis. For all three pit designs, development rock beyond the selected shell extent is included in the ultimate pit design to accommodate pit haul ramps. Summary reconciliation results are shown in Table 12-7 and cross-section comparisons are shown in Figure 12-17, Figure 12-18, and Figure 12-19.

Table 12-7:     Pit Shell to Pit Design Comparison

Yellow Pine	Total (kt)	Ore (kt)	Waste (kt)	Au (koz)	Sb (klb)	Ag (koz)	Au (gpt)	Sb (%)	Ag (gpt)
$1,250 Shell	133,211	51,009	82,202	2,868	118,514	2,868	1.75	0.105	2.24
Pit Design	146,275	47,836	98,439	2,733	106,413	3,420	1.78	0.101	2.22
Pit to Shell Variance (%)	9.8	(6.2)	19.8	(4.7)	(10.2)	(7.0)	1.6	(4.3)	(0.8)
Hangar Flats	Total (kt)	Ore (kt)	Waste (kt)	Au (koz)	Sb (klb)	Ag (koz)	Au (gpt)	Sb (%)	Ag (gpt)
$750 Shell	27,825	9,068	18,757	471	32,674	904	1.62	0.163	3.10
Pit Design	28,783	8,261	20,523	418	27,238	759	1.57	0.150	2.86
Pit to Shell Variance (%)	3.4	(8.9)	9.4	(11.4)	(16.6)	(16.1)	(2.7)	(8.5)	(7.9)
West End	Total (kt)	Ore (kt)	Waste (kt)	Au (koz)	Sb (klb)	Ag (koz)	Au (gpt)	Sb (%)	Ag (gpt)
$1,300 Shell	135,210	45,068	90,142	1,604	-	2,004	1.11	-	1.38
Pit Design	177,761	48,859	131,902	1,612	-	2,011	1.09	-	1.36
Pit to Shell Variance (%)	31.5	(1.8)	46.3	(0.5)	-	0.4	(1.3)	-	(1.4)
All Open Pits	Total (kt)	Ore (kt)	Waste (kt)	Au (koz)	Sb (klb)	Ag (koz)	Au (gpt)	Sb (%)	Ag (gpt)
Shells	296,246	105,145	191,101	4,943	151,188	6,584	1.95	0.065	1.95
Pit Designs	352,819	101,956	250,863	4,762	133,651	6,190	1.89	0.059	1.89
Pit to Shell Variance (%)	19.1	(3.0)	31.3	(3.7)	(11.6)	(6.0)	(3.0)	(8.8)	(3.0)

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-17:     Yellow Pine Pit Shell to Ultimate Design Reconciliation

A
B
B'
A'
0 500 1,000 1,500 2,000 Feet
Cross Section Alignment
Pit Below Shell
Pit Above Shell

South Lobe
A
A'
6500
6000
5500
5000
Homestake Area
0 500 1,000 1,500 2,000 Feet
Existing Topography
Pit Design
Pit Shell
Probable Ore
Inferred Ore: Au > 0.5 gpt

West End Haul Road
B
B'
6500
6000
5500
5000
0 500 1,000 1,500 2,000 Feet

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-18:     Hangar Flats Pit Shell to Ultimate Design Reconciliation

NW Highwall
A
B
B'
A'
0
500
1,000
1,500
2,000
Feet
Pit Below Shell
Pit Above Shell
NW Highwall
Existing Topography
Pit Design
Pit Shell
Probable Ore

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-19:     West End Pit Shell to Ultimate Design Reconciliation

0 500 1,000 1,500 2,000
Feet
A'
B
A
B'
Cross Section Alignment
Pit Below Shell
Pit Above Shell
Limestone Deposit
Existing Topography
Pit Design
Pit Shell
Probable Ore
Au: 0.5-1.0 gpt
Au: 1.0-2.0 gpt
Au: 2.0-3.0 gpt
Au: 3.0-4.0 gpt
Au: >4.0 gpt
Inferred Ore: Au > 0.5 gpt
0 500 1,000 1,500 2,000
Feet
In-pit Ramp
In-pit Ramp
0 500 1,000 1,500 2,000
Feet

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Stibnite Gold Project S-K 1300 Technical Report Summary

12.6	Cut-off Grade and Ore Type Classification

Initial mine planning was performed using the ultimate pit designs and break-even cut-off values on a block-by-block basis using preliminary cost assumptions presented in this Section. This resulted in the ore mining rate exceeding the mill throughput rate unless either the mining rate was significantly reduced, or substantial stockpiles could be established to accept the lower value ore. Reducing the mining rate would defer access to higher-value ore and subsequently reduce the project NPV. Stockpile capacity is limited by steep terrain and the intent to restrict site disturbance. Therefore, an optimal mineral reserve cut-off strategy was developed using elevated cut-off values in the mine schedule to maximize recoverable metal and efficiently utilize the available stockpile capacity. This cut-off strategy enabled a practical mining rate that improved project value by processing higher value ore earlier in the mill feed schedule. The life-of-mine cut-off values are shown in Table 12-8. The approximate variable cut-off values over time identified in the mineral reserve cut-off strategy analyses are shown on Figure 12-20 and Figure 12-21. Cost assumptions used to calculate cut-off values were validated once the final mine schedule was developed as presented in Section 13.12.3.

Cut-off values in this TRS are lower than in the 2014 PFS primarily due to incorporating long-term ore stockpiles into the mine plan and lower processing costs. In the 2014 PFS, there was no provision for long-term stockpiles resulting in elevated cut-off values to ensure the highest grade ore available in the mine plan was processed. The addition of long-term ore stockpiles in this report allows for lowering the elevated cut-off value as compared to the 2014 PFS while maintaining the highest grade available ore is processed throughout the mine life and extends the mill life by approximately two years.

Ore type classification for the three open pits was determined on a block-by-block basis by calculating the block NPR value for each potential process stream designation (i.e. high Sb sulfide, low Sb sulfide, oxide, low Sb transitional) and classifying the block ore type by whichever process stream designation had the highest potential value. The Historical Tailings will be processed concurrently with ore sourced from the open pits during the first four years of operations. Therefore, the Historical Tailings ore type classification is proportional to the open pit ore type classification during the first four years of operations since the Historical Tailings will accompany the open pit ore process stream designation.

Table 12-8:     Life-of-Mine Cut-off Values

Deposit	Net of Process Revenue Cut-off ($/st)	Approximate Equivalent Gold Cut-off (gpt)
Yellow Pine	5.18	0.46
Hangar Flats	5.31	0.49
West End	3.68	0.49
Open Pit Average	4.52	0.48
Historical Tailings	4.52	0.39

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 12-20:     Approximate Gold Cut-off by Schedule Year

Figure 12-21:     Approximate NPR Cut-off by Schedule Year

12.7	Mineral Reserve Estimate

The Stibnite Gold Project Mineral Reserves are presented in Table 12-9 and Table 12-10. Risk factors considered when estimating reserves included pit geotechnical criteria, declining metal prices, lower metallurgical recoveries, and increased operating costs. Geotechnical risk is primarily associated with the Hangar Flats pit due to historic underground workings near the proposed highwall and loose alluvial material intersecting the upper portion of the pit design. This risk has been mitigated by incorporating a widened catch bench approximately half way up the pit highwall and significantly reducing the pit size as compared to the size suggested from the UPLA as explained in Section 12.3.2. The QP performed sensitivity analyses of the UPLA relative to process costs, operating costs, and metal prices and concluded that the selection of an ultimate shell is not highly sensitive to these modifying factors. Pit designs are based on pit shells using gold only, therefore de-risking the dependence of the Project on revenues from antimony and silver. Further discussion of risks that could affect the economic potential of the Project is provided in Section 22.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 12-9:     Probable Mineral Reserves Summary (Imperial Units) at the end of the fiscal Year 2021 based on $1,600/oz gold

Deposit	Tonnage	Average Grade			Total Contained Metal
		Gold	Antimony	Silver	Gold	Antimony(3)	Silver
Imperial Units	(kst)	(oz/st)	(%)	(oz/st)	(oz)	(lb)	(oz)
Yellow Pine
Low Sb Sulfide – Probable	41,463	0.049	0.009	0.045	2,047	7,859	1,881
High Sb Sulfide – Probable	11,279	0.060	0.460	0.137	671	103,758	1,543
Yellow Pine Probable Mineral Reserves	52,742	0.052	0.106	0.065	2,718	111,617	3,423
Hangar Flats
Low Sb Sulfide – Probable	5,696	0.039	0.018	0.048	223	2,104	273
High Sb Sulfide – Probable	3,411	0.056	0.369	0.141	191	25,148	483
Hangar Flats Probable Mineral Reserves	9,107	0.046	0.150	0.083	414	27,252	756
West End
Oxide – Probable	5,235	0.016	-	0.025	83	-	133
Low Sb Sulfide – Probable	16,801	0.039	-	0.038	649	-	635
Transitional – Probable	28,483	0.030	-	0.043	855	-	1,236
West End Probable Mineral Reserves	50,519	0.031	-	0.040	1,587	-	2,004
Historical Tailings (1)
Low Sb Sulfide – Probable	2,019	0.034	0.166	0.084	68	6,692	169
High Sb Sulfide – Probable	943	0.034	0.166	0.084	32	3,125	79
Historical Tailings Probable Mineral Reserves	2,962	0.034	0.166	0.084	100	9,817	247
Probable Mineral Reserves
Oxide – Probable	5,235	0.016	-	0.025	83	-	133
Low Sb Sulfide –Probable	65,980	0.045	0.013	0.045	2,988	16,656	2,958
High Sb Sulfide –Probable	15,632	0.057	0.422	0.135	894	132,031	2,104
Transition – Probable	28,483	0.030	-	0.043	855	-	1,236
Total Probable Mineral Reserves (2)	115,330	0.042	0.422	0.056	4,819	148,686	6,431

Notes:

(1) Historical Tailings ore type classification is proportional to the pit-sourced mill feed during Historical Tailings processing.

(2) Metal prices used for Mineral Reserves: $1,600/oz Au, $20.00/oz Ag, $3.50/lb Sb.

(3) Antimony recovery is expected from High Sb Sulfide ore only and contains 132,031 klbs of Sb.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 12-10:     Probable Mineral Reserves Summary (Metric Units) at the end of the fiscal Year 2021 based on $1,600/oz gold

Deposit	Tonnage	Average Grade			Total Contained Metal
		Gold	Antimony	Silver	Gold	Antimony(3)	Silver
Metric Units	(kt)	(g/t)	(%)	(g/t)	(t)	(t)	(t)
Yellow Pine
Low Sb Sulfide –Probable	37,615	1.69	0.009	1.56	63.7	3,565	58.5
High Sb Sulfide –Probable	10,232	2.04	0.460	4.69	20.9	47,064	48.0
Yellow Pine Probable Mineral Reserves	47,847	1.77	0.106	2.23	84.5	50,629	106.5
Hangar Flats
Low Sb Sulfide – Probable	5,167	1.34	0.018	1.65	6.9	954	8.5
High Sb Sulfide – Probable	3,095	1.92	0.369	4.85	5.9	11,407	15.0
Hangar Flats Probable Mineral Reserves	8,262	1.56	0.150	2.85	12.9	12,361	23.5
West End (1)
Oxide – Probable	4,749	0.54	-	0.87	2.6	-	4.1
Low Sb Sulfide – Probable	15,242	1.33	-	1.30	20.2	-	19.7
Transitional – Probable	25,839	1.03	-	1.49	26.6	-	38.5
West End Probable Mineral Reserves	45,830	1.08	-	1.36	49.3	-	62.3
Historical Tailings (1)
Low Sb Sulfide – Probable	1,832	1.16	0.166	2.86	2.1	3,036	5.2
High Sb Sulfide – Probable	855	1.16	0.166	2.86	1.0	1,417	2.4
Historical Tailings Probable Mineral Reserves	2,687	1.16	0.166	2.86	3.1	4,453	7.7
Probable Mineral Reserves
Oxide – Probable	4,749	0.54	-	0.87	2.6	-	4.1
Low Sb Sulfide –Probable	59,856	1.55	0.013	1.54	92.9	7,555	92.0
High Sb Sulfide –Probable	14,181	1.96	0.422	4.61	27.8	59,888	65.4
Transitional – Probable	25,839	1.03	-	1.49	26.6	-	38.5
Total Probable Mineral Reserves (2)	104,625	1.43	0.064	1.91	149.9	67,443	200.0

Notes:

(1) Historical Tailings ore type classification is proportional to the pit-sourced mill feed during Historical Tailings processing.

(2) Metal prices used for Mineral Reserves: $1,600/oz Au, $20.00/oz Ag, $3.50/lb Sb.

(3) Antimony values are reported only for ore scheduled in the mine plan that is classified as High Sb Sulfide.

12.8	References

STRATA, Inc. (2018). Stibnite Gold Project Feasibility Pit Slope Design, August, 2018.

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SECTION 13 TABLE OF CONTENTS

SECTION	PAGE

13	MINING METHODS	13-1

13.1	Introduction	13-1

13.2	Open Pit Phase Design	13-3

13.2.1	Yellow Pine Pit Phase Design	13-4

13.2.2	Hangar Flats Pit Phase Design	13-5

13.2.3	West End Pit Phase Design	13-5

13.2.4	Historical Tailings Phase Design	13-6

13.3	Mine Sequence Analysis	13-7

13.3.1	Process Facility Mined Material Requirements	13-8

13.3.2	Alternative Pit Geometry Evaluation	13-10

13.3.3	Mine Production Rates	13-11

13.3.4	Mine Production Fleet Equipment Selection	13-11

13.3.5	Mine Development Fleet Equipment Selection	13-12

13.3.6	Auxiliary, Maintenance, and Administrative Equipment Fleets	13-13

13.3.7	Strategic Mine Plan	13-14

13.4	Mine Development Plan	13-16

13.5	Ore Stockpile Strategy Analysis	13-18

13.6	DRSF and Stockpile Analysis	13-18

13.7	Mill Feed Optimization	13-21

13.8	Mine Production Schedule Analysis	13-23

13.8.1	Work Schedule	13-23

13.8.2	Load and Haul	13-23

13.8.3	Drill and Blast	13-25

13.8.4	Maintenance and Auxiliary Equipment	13-27

13.8.5	Mine Sequence Drawings	13-27

13.9	Mine Consumables Estimate	13-34

13.10	Mine Maintenance Estimate	13-34

13.11	Staffing Estimation and Organizational Structure	13-34

13.12	Capital and Operating Cost Estimate	13-37

13.12.1	Mine Equipment Capital Cost Estimate	13-37

13.12.2	Mining Operating Cost Estimate	13-37

13.12.3	Ultimate Pit Limit Analysis Validation	13-38

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 16 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 13-1:	Summary of Mine Plan Ore Type and Tonnage by Deposit	13-3

Table 13-2:	Summary of Mining Equipment by Fleet	13-13

Table 13-3:	Summary of Equipment Operator Working Time	13-23

Table 13-4:	Mining Equipment by Mining Activity	13-23

Table 13-5:	Drill and Blast Pattern by Blast Type	13-26

Table 13-6:	Salary Staff Requirements	13-36

Table 13-7:	Hourly Staff Requirements	13-37

SECTION 16 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 13-1:	Sitewide Mining Related Features	13-2

Figure 13-2:	Yellow Pine Directional Pit Shells	13-4

Figure 13-3:	Hangar Flats Pit Design	13-5

Figure 13-4:	West End Pit Phases	13-6

Figure 13-5:	Historical Tailings Phases	13-7

Figure 13-6:	Process Plant Throughput Ramp-Up Schedule	13-9

Figure 13-7:	Process Plant Throughput Schedule by Ore Type, Year, and Average Grade	13-9

Figure 13-8:	Hangar Flats Pit Geometry Alternatives ($750/oz Au Pit Selected)	13-10

Figure 13-9:	General Mining Sequence	13-14

Figure 13-10:	Ore and Development Rock Mined by Deposit and Year (000s tonnes)	13-15

Figure 13-11:	Ore Mined by Deposit, Ore Type, and Year (000s tonnes)	13-16

Figure 13-12:	Mine Development Plan Activity Location Map	13-17

Figure 13-13:	DRSF and Stockpile Locations	13-20

Figure 13-14:	Development Rock Destination by Pit and Year	13-21

Figure 13-15:	Ore Processed by Year and Source	13-22

Figure 13-16:	Long-Term Stockpiles Progression	13-22

Figure 13-17:	Haul Truck and Articulated Truck (ADT) Unit Count	13-24

Figure 13-18:	Mine Production and Development Loading Unit Count	13-25

Figure 13-19:	Mine Production Fleet Loading Equipment Operating Hours	13-25

Figure 13-20:	Blasthole Count by Blast Type and Year	13-26

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-21:	Annual Mine Progression – End of Year -1 (Pre-Production)	13-28

Figure 13-22:	Annual Mine Progression – End of Year 3	13-29

Figure 13-23:	Annual Mine Progression – End of Year 5	13-30

Figure 13-24:	Annual Mine Progression – End of Year 8	13-31

Figure 13-25:	Annual Mine Progression – End of Year 10	13-32

Figure 13-26:	Annual Mine Progression – End of Year 12	13-33

Figure 13-27:	Principal Mine Equipment Consumables by Year	13-34

Figure 13-28:	Mining Organizational Structure	13-35

Figure 13-29:	Salaried and Hourly Mining Personnel by Department and Year	13-36

Figure 13-30:	Operating Costs by Category	13-38

Figure 13-31:	Mine Operating Unit Cost by Category	13-39

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Stibnite Gold Project S-K 1300 Technical Report Summary

13	MINING METHODS

13.1	Introduction

The Stibnite Gold Project PFS mine plan consists of mining three primary mineral deposits and re-mining the Historical Tailings using conventional open pit shovel and truck mining methods. Open pit shovel and truck mining method was selected as it is a proven method previously used on this property, the method is best for lower grade deposits where bulk methods, like shovel and truck mining, reduce the overall mining costs and the mining of four separate deposits utilizes the flexibility of shovel and truck mining. The mining operation will deliver 8.05 million short tons (st) of oxide and sulfide mineralized ore to the crusher per year (nominally 22,050 st per day). Geotechnical inputs for the mine design can be found in Section 12.2.3 and hydrological parameters are found in Section 15.9.

Ore from the three open pits, Yellow Pine, Hangar Flats, and West End, will be sent to either the crusher located near the processing plant or one of several ore stockpiles located throughout the Project site. The Historical Tailings will be trucked to a re-pulping facility adjacent to the tailings deposit and hydraulically transferred to the process plant grinding circuit via a re-pulping facility. Most of the development rock from the three open pits will be sent to one of five destinations: the TSF embankment, the TSF Buttress, the Yellow Pine open pit backfill, the Hangar Flats open pit backfill, and the West End open pit backfill as shown on Figure 13-1. A small portion of the development rock will be used in various development projects especially during pre-production as further discussed in Section 13.4. A summary of the ore tonnage by process route and waste tonnage from each of the primary deposits and the Historical Tailings is provided in Table 13-1.

The general sequence of open pit mining is Yellow Pine first, Hangar Flats second, and West End last. This sequence generally progresses from mining highest value ore to lowest value ore and accommodates backfilling the Yellow Pine and Hangar Flats open pits with material mined from West End open pit thereby accelerating concurrent reclamation and restoration of the EFSFSR. The Historical Tailings will be mined and processed during the first four years of operation concurrent with mining ore from the Yellow Pine open pit.

The mine planning methodology applied in the SGP PFS consisted of the following general procedures:

•	designing ultimate pits designs (Section 12.4);

•	designing internal pit phases for each open pit (Section 13.2);

•	developing the strategic mine plan (Section 13.3);

•	scheduling mine development work and incorporating it into the strategic mine plan (Section 13.4);

•	designing and scheduling stockpiles and development rock storage facilities (Section 13.6);

•	optimizing the process ore feed schedule (Section 13.7);

•	scheduling a detailed mine plan (13.8);

•	developing equipment maintenance and consumables schedules (Sections 13.9 & 13.10);

•	developing staffing schedules (13.11);

•	estimating the mine capital cost and operating cost schedule (Section 13.12); and,

•	performing an ultimate pit limit analysis validation (Section 13.12.3).

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-1:     Sitewide Mining Related Features

Yellow Pine Open Pit Backfill
Yellow Pine Open Pit
West End Open Pit
West End Open Pit (Midnight Area) Backfill
Run-of-Mine Pad & Crusher
Process Plant
Hangar Flats Open Pit
Hangar Flats Open Pit Backfill
TSF Embankment
TSF Buttress
Historic Tailings Reprocessing Facility
Historic Tailings
Yellow Pine Pit
Hangar Flats Pit
West End Pit
Historic Tailings
Open Pit Backfill
TSF Buttress DRSF
TSF Embankment
0
0.5
1
Miles

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 13-1:     Summary of Mine Plan Ore Type and Tonnage by Deposit

Deposit & Ore Type	Tonnage	Average Grade			Total Contained Metal
		Gold	Antimony	Silver	Gold	Antimony	Silver
	(000s tonne)	(g/t)	(%)	(g/t)	(000s oz)	(klbs)	(000s oz)
Yellow Pine
Low Sb Sulfide	37,615	1.69	0.009	1.56	2,047	7,859	1,881
High Sb Sulfide	10,232	2.04	0.460	4.69	671	103,758	1,543
Total Ore	47,847	1.77	0.106	2.23	2,718	111,617	3,423
Development Rock	99,666
Total Tonnage	147,512
Strip Ratio	2.08
Hangar Flats
Low Sb Sulfide	5,167	1.34	0.018	1.65	223	2,104	273
High Sb Sulfide	3,095	1.92	0.369	4.85	191	25,148	483
Total Ore	8,262	1.56	0.150	2.85	414	27,252	756
Development Rock	20,066
Total Tonnage	38,328
Strip Ratio	2.43
West End
Oxide	4,749	0.54	-	0.87	83	-	133
Low Sb Sulfide	15,242	1.33	-	1.30	649	-	635
Transitional	25,839	1.03	-	1.49	855	-	1,236
Total Ore	45,830	1.08	-	1.36	1,587	-	2,004
Development Rock	134,031
Total Tonnage	179,861
Strip Ratio	2.92
Historical Tailings
Low Sb Sulfide	1,832	1.16	0.166	2.86	68	6,692	169
High Sb Sulfide	855	1.16	0.166	2.86	32	3,125	79
Total Ore	2,687	1.16	0.166	2.86	100	9,817	247
Development Rock[1]	5,218
Total Tonnage	7,905
Strip Ratio	1.94
All Deposits
Oxide	4,749	0.54	-	0.87	83	-	133
Low Sb Sulfide	59,856	1.55	0.013	1.54	2,988	16,656	2,958
High Sb Sulfide	14,181	1.96	0.422	4.61	894	132,031	2,104
Transitional	25,839	1.03	-	1.49	855	-	1,236
Total Ore	104,625	1.43	0.064	1.91	4,819	148,686	6,431
Development Rock	258,980
Total Tonnage	363,605
Strip Ratio	2.49

13.2	Open Pit Phase Design

The purpose of designing phases within the ultimate pit designs is to balance development rock stripping and ore access, bring higher-value ore forward in the mine schedule, guide detailed mine scheduling, allow for concurrent backfilling of pits and to facilitate concurrent reclamation and restoration. The open pit phase designs were based on the nested pit shells generated in the Ultimate Pit Limit Analysis (UPLA) described in Section 12.2. Phase designs include all interim in-pit access roads to develop each phase and allowance for adequate equipment operating requirements.

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.2.1	Yellow Pine Pit Phase Design

In addition to the nested pit shells produced in the UPLA, a suite of directional pit shells was generated for the Yellow Pine deposit to identify potential for mining the main portion of Yellow Pine first and the northern Homestake area last (Figure 13-2). This phasing sequence allows for accelerated access to high-value ore deep in the central Yellow Pine deposit and provides for a short development rock haul from the Homestake area to the Yellow Pine pit backfill to reduce haulage cost.

Figure 13-2:     Yellow Pine Directional Pit Shells

Planview
Homestake Area
A
A'
0 500 1,000 1,500 2,000
Feet
Isometric Legend
Pit Shells
Shell 1
Shell 2
Shell 3
Shell 4
Shell 5
Shell 6
Shell 7
Shell 8
Shell 9
Shell 10
Cross-Section Legend
Probable Ore
Au: 0.5 - 1.0 gpt
Au: 1.0 - 2.0 gpt
Au: 2.0 - 3.0 gpt
Au: 3.0 - 4.0 gpt
Au: > 4.0 gpt
Existing Topography
Pit Design
Direction Shells
Isometric
Homestake Area
1
2
3
4
5
6
7
8
9
10
Cross-Section
Homestake Area

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.2.2	Hangar Flats Pit Phase Design

The Hangar Flats pit design consists of a single phase due to its small size and steep topography which requires a top-down mining approach. An internal phase within Hangar Flats would likely result in very narrow bench widths in the northwest highwall causing significantly reduced mining production rates (Figure 13-3). Additional discussion regarding the Hangar Flats open pit geometry alternatives is provided in Section 13.3.2.

Figure 13-3:     Hangar Flats Pit Design

13.2.3	West End Pit Phase Design

Four pit phases were designed for the West End pit: (1) Middle Marble limestone mining, (2) Midnight area pit production, (3) South West End pit production, and (4) Main West End pit production as shown on Figure 13-4. Mining limestone from the Middle Marble geologic unit located in the northeast portion of the West End open pit is required for the lime kiln to produce lime used in ore processing. The Midnight Area phase sequence is primarily driven by when access is available for backfilling this area using development rock produced in the Main West End phase. The South West End phase is accessible via the ROM-to-West End Haul Road and can be mined independent of the Main West End phase. The Main West End phase does not benefit significantly from additional phasing due to the homogeneous nature of the ore body.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-4:     West End Pit Phases

13.2.4	Historical Tailings Phase Design

Approximately 3 million tons of Historical Tailings from processing ore in the World War II era underlie spent heap leach material. The spent material will be removed and used as construction material for the TSF exposing the Historical Tailings. The 2,687 kt of Historical Tailings will be excavated and hauled by truck to a nearby handling facility where it would be screened, re-pulped, and pumped to the grinding circuit.

For mine planning purposes, the Historical Tailings resource is modeled with constant grade and value throughout the deposit. Therefore, phasing the Historical Tailings is not influenced by advancing access to higher value ore but instead by the need to accommodate construction of adjacent facilities and avoid costs associated with double handling of the material. The Historical Tailings are planned to be excavated and processed during the first 4 years of mill operation as shown on Figure 13-5.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-5:     Historical Tailings Phases

13.3	Mine Sequence Analysis

The mine sequence analysis consisted of evaluating various combinations of mining sequence, pit design alternatives, fleet alternatives, and mining production rates to optimize project value and produce a strategic mine plan. The strategic mine plan was then used as a blueprint for detailed mine planning including stockpile optimization, equipment scheduling, equipment cost estimating, development rock storage facility scheduling, mill feed optimization, and the life-of-mine production schedule. The primary objectives for the mine sequence analysis included:

•	identify most favorable Hangar Flats open pit geometry;

•	evaluate mine production ramp-up and peak production rate alternatives;

•	maximize access to high value ore early in the mine life for increased project value;

•	identify optimal mine production fleet criterion;

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Stibnite Gold Project S-K 1300 Technical Report Summary

•	maximize mine production equipment productivity and utilization;

•	balance development rock stripping and access to ore;

•	ensure consistent ore feed to the process plant throughout the mine life;

•	provide pit sourced material to construction projects as needed particularly during construction;

•	ensure project objectives and constraints are achieved such as backfilling the Yellow Pine and Hangar Flats Pits;

•	support concurrent reclamation and restoration; and,

•	generate a period-based (monthly prior to Year 3 and quarterly after) mine production schedule.

13.3.1	Process Facility Mined Material Requirements

There are four general types of mined material that affect the mining sequence and mining production rate:

•	Run-of-mine (ROM) sulfide ore – Since all material to be processed during the first few years of operation is sulfide ore from the Yellow Pine open pit, the process plant throughput ramp-up schedule is based on ROM sulfide ore.

•	ROM oxide ore – Substantial quantities of oxide ore are not encountered until the West End open pit is in full production. Therefore, a direct cyanide leaching circuit is planned to be operational starting in Year 7. High-value oxide ore mined prior to Year 7 will be stockpiled and rehandled to the crusher once the circuit is operational.

•	Historical Tailings – Historical tailings are scheduled to be processed during the first four years of mill operations to allow for the advancing construction of the TSF Buttress and because the tailings add Project value without displacing ROM ore.

•	Limestone – Limestone from the Middle Marble geologic formation will be mined and used directly as crushed limestone or processed in a lime kiln to provide the lime necessary to increase the pH of solutions and slurries as needed for processing sulfide ore.

The process plant, at full production capacity, is designed to process 8.05 million tons per year of ROM ore via the crusher and an additional 0.916 million tons per year of historical tailings. Process plant ROM ramp-up to full production is scheduled to occur during the first 3 years of operation and Historical Tailings ramp-up occurs during the first year of operation as shown on Figure 13-6. The ore processing schedule for mineralized material by ore type is shown on Figure 13-7.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-6:     Process Plant Throughput Ramp-Up Schedule

Figure 13-7:     Process Plant Throughput Schedule by Ore Type, Year, and Average Grade

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.3.2	Alternative Pit Geometry Evaluation

Alternative pit geometries based on pit shells may warrant evaluation in the mine sequence analysis if the nested pit shells for a deposit do not clearly identify the most suitable shell to use as guidance for the ultimate pit design. This can provide additional information beneficial to selecting the appropriate pit shell to be used in the ultimate pit design. Hangar Flats was the only deposit identified as having potential for higher value and less risk by evaluating pit designs outside the range of pit shells identified as optimal from the UPLA.

Several Hangar Flats pit designs were evaluated, including a single-phase pit based on the $1,150/oz Au pit shell, a small single-phase pit based on the $750/oz Au pit shell, and a phased design incorporating both pit shells as shown on Figure 13-8. The single-phase design based on the $750/oz Au pit shell was selected to reduce costly access to upper benches, lower strip ratio, reduce project footprint, reduce the quantity of development rock generated and therefore the size of the DRSFs, allow elimination of the Fiddle DRSF (previously included in 2014 PFS), reduce closure cost, and reduce potentially detrimental effects on sitewide water management.

Figure 13-8:     Hangar Flats Pit Geometry Alternatives ($750/oz Au Pit Selected)

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.3.3	Mine Production Rates

Evaluating mine production rates is essential to determine the duration of the mine life, duration of the process plant life (dependent on stockpile capacity), ore access schedule, and mining equipment fleet requirements. Mine production rate determination objectives included:

•	balancing ore and development mining to maintain optimal process plant ore feed;

•	accessing higher value ore earlier in the schedule while minimizing stockpile development and/or excessively elevating cut-off values;

•	deferring development mining cost;

•	minimizing stockpile rehandle cost;

•	supporting concurrent pit backfilling and thereby accelerating concurrent reclamation and restoration;

•	deferring equipment purchase capital cost;

•	minimizing equipment capital and operating cost;

•	scheduling a gradual fleet size ramp-up at start of operations;

•	avoiding production fluctuations to maintain consistent staffing levels; and,

•	providing adaptability in mine plan execution.

A suite of scenarios combining incremental production rates ranging from 28 to 48 million tons per year, Hangar Flats pit design alternatives, and variable production ramp-up schedules were evaluated to meet the objectives listed above. An approximate mine production rate of 34 million tons per year was selected based on stated objectives and Project value estimates. This production rate is substantially lower than the 42 million tons per year used in the 2014 PFS primarily due to reduced waste stripping requirements in the Hangar Flats pit, incorporating long-term stockpiles, and lower overall cut-off values.

13.3.4	Mine Production Fleet Equipment Selection

The SGP mine production fleet is typical for an open pit hard rock mine consisting of loading equipment (i.e. hydraulic shovels and wheel loaders), haul trucks, blast hole drills, and large dozers. The selected production fleet is the basis for mine production rates, detailed mine production schedules, and subsequent cost schedules.

Haul truck selection considerations included mine production rate, haul distance and profile, maneuverability, and fleet versatility to service multiple concurrent loading areas. Four haul truck size classes were considered in the production equipment fleet alternative analysis: 100-ton, 150-ton, 200-ton, and 250-ton. Based on a mine production rate of 34 million tons per year and an average round-trip haul distance of 6 miles, the number of trucks required for haul fleets consisting of 100-ton, 150-ton, 200-ton, and 250-ton trucks would be 24, 16, 12, and 10; respectively.

The 100-ton class haul truck was considered due to the maneuverability and versatility well suited for developing haul roads and operating productively on the narrow benches expected during open pit development. Although the 100-ton class haul truck could be effective for mine development work, they would be inefficient for production mining in the open pits once roads are established and initial benches developed. Therefore, the 100-ton class haul truck was eliminated from further evaluation and a separate development fleet was chosen to perform mine development, concurrent reclamation, and construction projects as described in Section 13.3.5.

The 250-ton class haul truck fleet size was also rejected for further analysis due to the estimated production inefficiency resulting from allocating a fleet of only 10 trucks to three concurrent loading areas (e.g. Yellow Pine open pit, Hangar Flats open pit, and an ore stockpile). A haulage simulation comparing 150-ton and 200-ton class haul trucks identified 150-ton class haul trucks as the best alternative due to the greater flexibility to serve multiple loading units and increased productivity offsetting added labor cost.

Loading equipment selection considerations included production rate, bench height, hydraulic shovel versus wheel loader, mobility, material selectivity, haul truck compatibility, and operational workspace requirements.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Hydraulic shovels were selected as the primary pit production loading equipment instead of wheel loaders because:

•	the three open pits are mined sequentially allowing for loading equipment to remain in each pit for long durations reducing the need for mobility;

•	narrow benches in some portions of the open pits favor hydraulic shovels which require less operational workspace than wheel loaders;

•	hydraulic shovels typically have a shorter truck loading cycle time than wheel loaders which contributes to increased fleet productivity;

•	hydraulic shovels have greater material selectivity which reduces potential ore dilution;

•	equipment longevity and mechanical availability; and,

•	optional configuration (i.e. backhoe or shovel) for safe and productive operation on varied bench heights.

Hydraulic shovels with either 22-yd3 or 28-yd3 buckets are well-suited to load 150-ton class haul trucks. The approximate number of bucket-passes calculated to load a 150-ton class haul truck by 22-yd3 and 28-yd3 bucket hydraulic shovels is 5 and 4; respectively. A loading simulation was performed to compare productivity between 22-yd3 and 28-yd3 bucket hydraulic shovels including different material types and loading conditions anticipated throughout the mine life. The simulation projected a reduction in loading time of approximately 18,000 hours over the LOM for the 28-yd3 bucket hydraulic shovel as compared to the 22-yd3 bucket. Although the capital cost of the larger 28-yd3 bucket hydraulic shovel is more than the 22-yd3, the improved loading productivity and potential reduction in truck wait-time contributes to better Project economics. Two 28-yd3 bucket hydraulic shovels were selected as the primary loading equipment matched to a fleet of 150-ton class haul trucks. One of the hydraulic shovels would be configured as a face shovel and the other as a backhoe to increase loading flexibility depending on bench height and workspace conditions. In addition to the two hydraulic shovels, a 28-yd3 wheel loader is included in the production fleet to support loading during hydraulic shovel maintenance and loading stockpiled ore from various locations throughout the mine site as needed.

Rotary blasthole drills will be used for pit production drilling. Drills were selected primarily based on the ability to single-pass drill to a depth required for a 40-foot bench and drill hole diameter ranging from 6 1/2 inches to 10 5/8 inches. An average of five production drills with approximately 70,000-pound pulldown force are included in the production fleet as further detailed in Section 13.8.3.

Large dozers will be required to support hydraulic shovels and maintain development rock storage facilities. An average of five concurrently operating 600 horse-power dozers are included in the production fleet as further detailed in Section 13.8.4.

13.3.5	Mine Development Fleet Equipment Selection

The development fleet for the SGP is defined as the primary mining equipment used to construct haul roads, develop initial benches for production fleet mining, mine in-pit locations too confined for the production fleet, support various projects (e.g. TSF rind fills, water management ponds), and support concurrent reclamation. The development fleet is effectively a smaller version of the production fleet consisting of articulated haul trucks, excavators, loaders, surface drills, and medium size dozers.

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.3.6	Auxiliary, Maintenance, and Administrative Equipment Fleets

The additional equipment required to support the mine production fleet and mine development fleet are split into the following three fleets:

•	Auxiliary Fleet – equipment primarily used to support production fleet;

•	Maintenance Fleet – equipment used by maintenance department; and

•	Administrative Fleet – equipment used primarily by mine management departments.

A summary of mining equipment is listed by fleet in Table 13-2.

Table 13-2:     Summary of Mining Equipment by Fleet

Equipment Type	Equipment Class	Approximate Number of Operating Units
Mine Production Fleet
Shovel	28 yd3	2
Large Wheel Loader	28 yd3	1
Haul Truck	150 ton	16
Production Blasthole Drill	50 ft single pass, 70k lb pulldown	5
Large Dozer	600 Hp	5
Mine Development Fleet
Excavator	5 yd3	2-3
Wheel Loader	8 yd3	2-3
Articulated Truck	45-ton ADT	8
Track Mounted Drill	3.5 – 5.0-inch diameter hole	2
Medium Dozer	215 Hp	2
Auxiliary Fleet
Motor Grader	18 ft blade, 300 Hp	2
Motor Grader	14 ft blade, 240 Hp	1
Water Truck	9k gallon, 45 ton ADT	2
ANFO Truck	8 ton ANFO capacity	1
Stemming Truck	15 yd3	1
Rock Spreader	100-ton capacity	1
Lowboy Trailer	100-ton capacity	1
Light Tower	20 kW, 29 ft extension	6
Maintenance Fleet
Fuel & Lube Truck	45-ton ADT chassis	2
Mechanics Truck	35k lb chassis	2
Tire Service Truck	58/85-57 tire capacity	1
Flatbed Truck	Class 6 chassis	1
Forklift	6,000 lb lift capacity	1
Telehandler	11,000 lb lift capacity	1
Administrative Fleet
Pickup Truck (4x4)	4x4 diesel crew cab	18
Man Van (4x4)	12-person capacity	4
Mine Radio	n/a	130
Dispatch System	High precision GPS on production fleet	n/a
Survey Equipment	Various	n/a
Mining Training Simulator	n/a	1

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.3.7	Strategic Mine Plan

The product of the mine sequence analysis is a strategic mine plan that defines the sequence of mining best suited to meet the objectives listed in the beginning of Section 13.3 and project-specific criteria including:

•	backfill Yellow Pine open pit to support concurrent restoration of the original gradient of the EFSFSR;

•	concurrent backfill Hangar Flats open pit to approximate the original valley elevation and gradient;

•	concurrent backfill the Midnight area within the West End open pit;

•	avoid concurrent mining of Yellow Pine and Hangar Flats open pit below valley elevation to reduce overlapping water management requirements;

•	access the Middle Marble formation in West End early and stockpiling limestone prior to processing ore;

•	construct growth medium stockpile bases from suitable in-pit glacial till; and,

•	deliver material required for TSF construction and other construction related projects.

The strategic mine plan is used to evaluate stockpile strategy, DRSF construction sequencing, mill feed optimization, and guide the development of a mine production schedule.

To develop the strategic mine plan, each pit phase was split into cuts and assigned a mining fleet and production rate based on the fleet and type of mining activity. This methodology facilitated evaluating multiple mining sequences, pit geometries, equipment alternatives, and production rates with appreciable detail to determine the most favorable strategic mine plan. Each scenario included expected production delays due to road construction, bench operating limitations, drilling and blasting for bench access, periods of excessive average haul distance, and common factors such as equipment mechanical availability. The most favorable mine plan consisted of a Hangar Flats pit design based on the $750/oz Au pit shell, a production fleet based on 28-yd3 hydraulic shovels matched to 150-ton class haul trucks, a development fleet based on 45-ton class articulated trucks, and a general mining sequence as shown on Figure 13-9. Material mined by deposit and year is shown on Figure 13-10. Ore mined by deposit and ore type is shown on Figure 13-11.

Figure 13-9:     General Mining Sequence

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-10:     Ore and Development Rock Mined by Deposit and Year (000s tonnes)

Note: Values shown on Figure 13-10 are the result of the mine production schedule as presented in Section 13.8.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-11:     Ore Mined by Deposit, Ore Type, and Year (000s tonnes)

Note: Values shown on Figure 13-11 are the result of the mine production schedule as presented in Section 13.8.

13.4	Mine Development Plan

The mine development plan consists of scheduling open pit development and sitewide construction activities that will be performed by the mining fleet equipment and staff. These activities include:

•	constructing initial sitewide haul roads;

•	constructing in-pit roads to access initial mine production working benches;

•	pre-stripping and developing pit benches for the mine production fleet;

•	mining upper benches within the Yellow Pine open pit as needed for the public access road;

•	accessing and mining the Middle Marble formation to stockpile sufficient limestone prior to processing ore;

•	mining, hauling, and placing fill material for TSF construction;

•	supporting various sitewide construction activities; and

•	constructing growth media stockpile foundations.

The mine development plan was created using first principal calculations for drilling, blasting, loading, and hauling equipment requirements and activity scheduling. Example calculations are provided in Table 13-7, Section 13.8.2. This schedule was then incorporated into the equipment maintenance estimate, staffing estimate, and cost estimate. A summary of activities captured in the mine development plan are shown on Figure 13-12.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-12:     Mine Development Plan Activity Location Map

N
Marble Deposit Rd
+ Marble Deposit Dev.
YP East ADT Road
+ YP East Pit Dev.
YP West ADT Road
+ YP West Pit Dev.
+ YP West Public Road
WE In-Pit DRSF
+ Ore Stockpile
Note: Background topography shown is start of production unless otherwise noted in labels.
Sitewide Project Roads
WE to ROM-Pad Rd
GMS Foundation
ROM-Pad Haul Road
Main Haul Road
Process Plant Grading
+ Limestone Stockpile
HF ADT Road (Yr 3)
+ HF Pit Development (Yr 3-4)
Hecla Heap Removal
Ore Stockpile
TSF Buttress
TSF Access Ramp
TSF Foundation Borrow (below TSF Embankment)
Sitewide Project Roads
TSF North Rind Fill
SODA Removal
TSF West Rind Fill
TSF Diversion Outfall
TSF Embankment
TSF South Rind Fill
Sitewide Roads
Public Bypass Road
Mine Dev. Earthworks
Net Cut
Net Fill
Ore Stockpile
0
0.25
0.5
1
Miles

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.5	Ore Stockpile Strategy Analysis

An improvement to this mine plan as compared to the 2014 PFS is the addition of long-term ore stockpiles. The primary benefit to adding ore stockpile capacity is increased potential to optimize process ore feed value throughout the mine life, improve long term closure by processing lower grade ore that could otherwise become a source of metal leaching in the DRSFs, and support pit phasing and, therefore, concurrent backfilling and restoration activities. This is particularly significant during the first half of the mine life when Yellow Pine high-value ore is mined at a rate greater than process plant throughput capacity. If stockpile capacity is not available, either the period-based cut-off value must increase resulting in ore converted to waste, or the mining rate reduced to align with process plant throughput capacity resulting in deferred access to high-value ore deeper in the open pit. The addition of long-term ore stockpiles allows for relatively high-value ore mined from Yellow Pine open pit to be stockpiled and made available to process when lower value ore is being mined in West End open pit.

The principal objective of the ore stockpile strategy was to increase Project value by stockpiling ore with higher value than is available later in the mine plan. Additional objectives include:

•	reducing peak mining rates particularly when pre-stripping West End and concurrently mining Hanging Flats and Yellow Pine open pits;

•	stabilize mining rates by providing additional options to source ore for processing;

•	provide operational ore blending and campaigning flexibility including deferral of oxide ore processing;

•	support optimal utilization of the mineral resource while reducing low-grade ore being sent to the DRSFs where it is more likely to be a source of metal leaching than after it is converted to tailings, metals extracted and neutralized and stored in a lined facility;

•	reduce Project risk related to open pit ore production disruptions;

•	extend process plant life while increasing Project value;

•	increase Project value opportunity if metal prices increase; and

•	incorporate stockpile designs into DRSF layout to facilitate reclamation and minimize additional ground disturbance resulting from ore stockpiles.

The ore stockpile strategy analysis consisted of using the strategic mine plan and assigning each unit of material mined a value-based grade bin designation. An optimized mill feed schedule including stockpile rehandle cost was then created assuming unlimited stockpile capacity and segregation by grade bin and ore type (i.e. ten grade bins for each of the four open pit ore types). This mill feed schedule represents a best-case scenario but is unachievable due to geographical constraints and being operationally impracticable. Using this schedule as a guide, multiple iterations of DRSF design, DRSF sequencing, and stockpile design were evaluated to proximate the best-case scenario as described in the Section 13.6.

13.6	DRSF and Stockpile Analysis

The DRSF and stockpile analysis was an iterative process of designing and sequencing both DRSFs and ore stockpiles in combination to augment project value by advancing higher value ore feed to the mill and abate operating costs associated with haulage and stockpile rehandle. The outcome of this analysis is DRSF designs, DRSF construction sequence, ore stockpile designs and calculated ore type and grade for use in the mill feed optimization. Significant changes to DRSFs and ore stockpiling in this mine plan as compared to the 2014 plan include:

•	eliminating the West End DRSF to reduce Project disturbance area and potential impacts on water quality;

•	adding a small interim DRSF and ore stockpile within the West End open pit footprint to receive waste and ore during pit development to reduce haulage requirements;

•	eliminating the Fiddle DRSF to reduce Project disturbance area and potential for water quality degradation;

•	backfilling the Hangar Flats open pit to restore the area to pre-existing conditions, create wetlands and create short term ore stockpile capacity;

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Stibnite Gold Project S-K 1300 Technical Report Summary

•	adding the Scout ROM Stockpile near the plant site to increase stockpile capacity with a short haul distance to the crusher; and

•	adding several long-term ore stockpiles on the TSF Buttress and within the Hangar Flats pit footprint to handle ore that would otherwise be sent to DRSFs.

Development rock from the three open pits is planned to be sent to five different permanent destinations over the mine life consisting of: the TSF embankment and rind fills; the TSF Buttress; the mined-out Yellow Pine open pit; the mined-out Hangar Flats open pit; and the Midnight area within the mined-out West End open pit. In addition to these five areas, other destinations will receive development rock from the three open pits including a temporary ore stockpile base within the West End open pit, a foundation for stockpiling growth medium and recovered seed bank material, a reclamation materials stockpile located on the TSF Buttress, and miscellaneous projects such as road fills and ore stockpile foundations.

Ore from the three open pits is planned to be delivered to either the crusher as direct feed for processing, short-term stockpiles located on the ROM pad, or long-term stockpiles located primarily on the TSF Buttress and Hangar Flats open pit backfill. The locations of waste and ore destinations are shown on Figure 13-13. The waste destination schedule is shown on Figure 13-14.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-13:      DRSF and Stockpile Locations

N
Temporary In-Pit Ore Stockpile Base
In-Pit Oxide Ore Stockpiles
Yellow Pine Open Pit Backfill
Yellow Pine Open Pit
West End Open Pit
West End (Midnight Area) Open Pit Backfill
Growth Medium Stockpile Base
ROM Pad & Crusher
Short-Term Ore Stockpiles
Scout ROM Long-Term Ore Stockpiles
Process Facility
Long-Term Ore Stockpiles on Hangar Flats Backfill
Hangar Flats Open Pit
Truck Shop
Long-Term Ore Stockpile on Native Ground
Long-Term Ore Stockpiles on TSF Buttress
TSF Embankment
Hangar Flats Open Pit Backfill
Historic Tailings (mostly under the TSF Buttress DRSF)
TSF Buttress DRSF
Reclamation Materials Stockpile
Yellow Pine Open Pit
Hangar Flats Open Pit
West End Open Pit
Historic Tailings
Open Pit Backfill
Short-Term Ore Stockpile
Long-Term Ore Stockpile
Stockpiled Closure Material
TSF Buttress DRSF
TSF Embankment
Haul Roads
0
0.25
0.5
1
Miles

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-14:      Development Rock Destination by Pit and Year

YP (Solid)
HF (Horiz)
WE (Vert)
TSF
TSF Buttress DRSF
YP Backfill
HF Backfill
Midnight Backfill
Projects
Development Rock (t x 1,000,000)
30
25
20
15
10
5
-
-2
-1
1
2
3
4
5
6
7
8
9
10
11
12
Year

13.7	Mill Feed Optimization

A mill feed optimization was conducted using the strategic mine plan and stockpile schedule to ensure the highest value ore available is processed and to create the final mill feed schedule. The optimization consisted of scheduling ore routing from pit-to-mill, pit-to-stockpile, and stockpile-to-mill on a monthly period until the end of Year 2 and then on a quarterly period for the remainder of the process plant life. This methodology was applied to identify suitable timing for constructing the oxide ore processing circuit and calculating ore load and haul requirements for input into the mine production schedule analysis. The final mill feed schedule is the basis for reporting Mineral Reserve Estimates as provided in Section 12.

Opportunity to increase Project value during the mill feed optimization was primarily driven by maximizing stockpile ore value available for process during periods when in-pit ore is lower in value than stockpiled ore. It was an iterative process of scheduling variable stockpile cut-off values by ore type while considering incremental cost between ore directly fed to process from an open pit versus rehandling ore from stockpiles to process. The outcome of this process defined each stockpile ore quantity, ore type, cut-off value, average value and grade, and stockpile duration. Ore processed by year and source is shown on Figure 13-15. Long-term ore stockpile progression is shown on Figure 13-16.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-15:      Ore Processed by Year and Source

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
800
700
600
500
400
300
200
100
0
Mill Ore Feed Tonnes (x 1,000)
Mill Ore Feed Contained Au Oz (x 1,000)
383
495
552
635
438
359
277
262
225
252
336
300
145
127
34
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Year
Yellow Pine Direct Ore Feed
Hangar Flats Direct Ore Feed
West End Direct Ore Feed
Historic Tailings Direct Ore Feed
Long Term Stockpile Feed
Mill Feed Contained Au

Figure 13-16:      Long-Term Stockpiles Progression

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.8	Mine Production Schedule Analysis

The mine production schedule analysis consisted of creating a detailed period based mine schedule derived from the strategic mine plan, mine development schedule, mill feed schedule, and DRSF and stockpile schedule. It is an aggregation of these schedules into a single schedule with the addition of equipment requirement calculations to generate the final mine production schedule used to estimate equipment requirements, equipment purchase schedule, and the mining operating expenditure schedule.

13.8.1	Work Schedule

Mining is scheduled for 365 days per year and 2 shifts per day of 12 hours duration each. A summary of equipment operator working time and delays are provided in Table 13-3.

Table 13-3:      Summary of Equipment Operator Working Time

Shift and Rotation Duration	Stated Period
Calendar Hours (Hrs per Year)	8,760
Shift Count (Shifts per Day)	2
Shift Count (Shift per Year)	730
Shift Duration (Hrs per Day)	12
Rotation Duration (Days per Rotation)	14
Rotation Count (Rotations per Year)	26

Working Time Delays	Stated Period
Weather Delay (Hrs per Year)	240
Lunch Break (Hrs per Shift)	1.00
Morning Break (Hrs per Shift)	0.25
Afternoon Break (Hrs per Shift)	0.25
Safety Meeting (Hrs per Rotation)	2.00
Shift Change Delay (Hrs per Rotation)	2.00
Total Delay (Hrs per Shift)	1.97

13.8.2	Load and Haul

Mine production loading is planned predominantly with 28-yd3 hydraulic shovels supported by a 28-yd3 wheel loader. Mine development loading is planned with 5-yd3 excavators supported by 8-yd3 wheel loaders. A summary of mining activity, loading equipment, hauling equipment, and drilling equipment is provided in Table 13-4.

Table 13-4:      Mining Equipment by Mining Activity

Mining Activity	Loading Equipment	Hauling Equipment	Drilling Equipment	Dozer Support Equipment
Mine Access Road Construction	5-yd3 Excavator	45-ton Articulated Truck	track mounted drill[4]	215 Hp Dozer
Mine Production Bench Development	8-yd3 Wheel Loader	45-ton Articulated Truck	track mounted drill	215 Hp Dozer
Mine Production	28-yd3 Hydraulic Shovel	150-ton Haul Truck	blasthole drill[5]	600 Hp Dozer
Pit Bottom Production[1]	8-yd3 Wheel Loader	45-ton Articulated Truck	track mounted drill	215 Hp Dozer
South West End Pit Phase	8-yd3 Wheel Loader	45-ton Articulated Truck	track mounted drill	215 Hp Dozer
Limestone Mining	8-yd3 Wheel Loader	45-ton Articulated Truck	track mounted drill	215 Hp Dozer
Stockpile Rehandle	28-yd3 Wheel Loader	150-ton Haul Truck	n/a	600 Hp Dozer
Construction Borrow	28-yd3 Wheel Loader	150-ton Haul Truck	n/a	600 Hp Dozer

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Stibnite Gold Project S-K 1300 Technical Report Summary

Mining Activity	Loading Equipment	Hauling Equipment	Drilling Equipment	Dozer Support Equipment
General Project Work	8-yd3 Wheel Loader	45-ton Articulated Truck	track mounted drill	215 Hp Dozer
Concurrent Reclamation[2]	5-yd3 Excavator	45-ton Articulated Truck	n/a	600 Hp Dozer
Closure Reclamation[3]	28-yd3 Wheel Loader 5-yd3 Excavator	150-ton Haul Truck 45-ton Articulated Truck	n/a	600 Hp Dozer 215 Hp Dozer

Notes:

1)   Pit Bottom Production: The bottom benches of all three open pits are planned to be mined with the development fleet to access high-value ore inaccessible to the larger production fleet.

2)   Concurrent Reclamation: Some concurrent reclamation will be performed using the 28-yd3 wheel loader and 150-ton haul trucks dependent on project suitability and equipment availability.

3)   Closure Reclamation: Large-scale reclamation projects are planned for production fleet concurrent with development fleet.

4)   3.5 - 5.0-inch diameter hole track mounted drill.

5)   6 1/2 - 10 5/8-inch diameter, 50 ft single-pass 70k lb pulldown blasthole drill.

Loading and hauling calculations for the mine production schedule consisted of pairing loading equipment to hauling equipment by fleet and mining task to estimate production rates. Production rates were calculated on first principal assumptions including: bucket capacity; truck bed capacity; material densities; fill factor; cycle time; truck spot time; face cleanup delay; mechanical availability over the machine life; usage, tramming; haul profiles; expected haul delays; and sitewide speed limits. Prior to estimating production rates all haulage routes for each source-to-destination were delineated and a suite of approximately 600 haulage routes were simulated to estimate travel load time, return time, truck bunching delay, and truck wait-to-load based on various loading equipment, hauling equipment, and fleet size.

Mining cut shapes were generated manually for each period to meet the scheduling objectives identified in the strategic mine plan, mill feed schedule, DRSF sequence, and stockpile designs. The load and haul calculations were performed for each ore type within a cut for each period in the mine schedule (i.e. monthly through the end of Year 2 and quarterly after). The load and haul schedule includes equipment operating hours and required units by period and equipment type as summarized on Figure 13-17, Figure 13-18, and Figure 13-19.

Figure 13-17:      Haul Truck and Articulated Truck (ADT) Unit Count

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-18:      Mine Production and Development Loading Unit Count

Figure 13-19:      Mine Production Fleet Loading Equipment Operating Hours

13.8.3	Drill and Blast

Drilling and blasting requirements were estimated based on the following four general types of blasting: ore blasting, waste blasting, highwall pre-splitting, and road development as shown in Table 13-5. Pre-splitting is a controlled blasting technique to create shear planes along the pit highwall to promote pit highwall stability and maintain pit design compliance during production mining. A commercial explosives and blasting systems provider is planned to be contracted to provide and manage ammonium nitrate-fuel oil mixtures (ANFO), emulsion, and blasting accessories. The explosives contractor will also provide and manage the explosive plant and mixing equipment. Scheduled blasthole count by year is shown on Figure 13-20.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 13-5:      Drill and Blast Pattern by Blast Type

Item	Ore[1]	Waste	Road Cut[2]	PreSplit[3]
Life of Mine Qty	101,327 kst	237,103 kst	5,162 kst	1,161,766 yd2
Average ANFO Blend[4]	30/70	30/70	50/50	30/70
Redrills	2%	2%	8%	2%
Secondary Holes	2%	5%	15%	0%
Secondary Depth (ft)	15.0	30.0	6.0	n/a
ANFO Spillage	2%	2%	5%	5%
Stemming Spillage	5%	5%	8%	5%
Average Hole Count per Blast	350	350	150	100
Bench Height (ft)	20	40	8	40
Blast Hole Diameter (in)	6.75	8.00	3.50	3.50
Burden x Spacing (ft)	14 x 16	18 x 21	8 x 12	4
Sub-drill (ft)	3.0	4.0	2.0	0
Stemming (ft)	10.0	13.0	4.0	2.0
Base Charge (ft)	11.0	19.0	6.0	20.8
Deck Stemming (ft)	2.0	12.0	-	19.8
Powder Factor (lb/st)	0.52	0.39	0.68	5.16 lb/yd2

Notes:

1)     Ore and waste tons include bedrock material only. Overburden is assumed to be dozer ripped and loaded without the need for blasting.

2)     Road cuts include road construction and initial pit bench development to create benches with sufficient room to operate production blasthole drills effectively.

3)     Pit and road highwall will only be pre-split for highwall above planned backfill elevation. Pre-split calculations based on 70 degree angled holes.

4)     Based on average ANFO / emulsion blend estimated from degree of moisture expected in blastholes prior to loading explosives.

Figure 13-20:      Blasthole Count by Blast Type and Year

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.8.4	Maintenance and Auxiliary Equipment

The maintenance and auxiliary equipment were selected based on production fleet size, development fleet size, open pit geometries, and the number of concurrent projects, pits, and DRSFs in operation. A list of maintenance and auxiliary equipment is provided in Table 13-2.

13.8.5	Mine Sequence Drawings

The SGP terrain comprises steep-walled valleys and, as a result, initial haul road access to the upper benches of the open pits will require significant effort to pioneer roads and develop initial mining benches. Construction of these roads is planned prior to production mining. Designs of the initial access roads and other necessary external haul roads are shown on the time sequence plans presented on Figure 13-21 to Figure 13-26, inclusively.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-21:      Annual Mine Progression – End of Year -1 (Pre-Production)

End of Pre-Production
(Year -1)
Limestone Mining
YP West Pre-stripping
WE In-Pit Ore Stockpile
YP East Mining
Growth Medium Stockpile (GMS) Base
Crusher
Short-Term Ore Stockpile Access
Truck Shop
Long-Term Ore Stockpile
TSF Access Ramp Construction
TSF Embankment & TSF Rind Fills
Spent Ore Disposal Area (SODA) Mining
TSF Diversion Channel
TSF Buttress
7260
6260
6400
6530
6504
6645
6850
Cut
Fill
Stockpiles
Pit Extent
Haul Roads
Reserve Block Model
Au: 0.5-1.0 gpt
Au: 1.0-2.0 gpt
Au: 2.0-3.0 gpt
Au: 3.0-4.0 gpt
Au: >4.0 gpt
N
0
0.25
0.5
1
Miles
2730000
2725000
2735000
1190000
1185000
1180000
1175000
1170000

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-22:      Annual Mine Progression – End of Year 3

End of Year 3
YP Mining
5760
7375
7610
WE Pit Upper Benches Access Development Begins
6648
HF Mining Begins
7020
Long-Term Ore Stockpile
6950
6900
6700
Historic Tailing Mining & SODA Pond Construction
TSF Buttress Extension
Cut
Fill
Stockpiles
Pit Extent
Haul Roads
Reserve Block Model
Au: 0.5-1.0 gpt
Au: 1.0-2.0 gpt
Au: 2.0-3.0 gpt
Au: 3.0-4.0 gpt
Au: >4.0 gpt
N
0
0.25
0.5
1
Miles
2725000
2730000
2735000
1190000
1185000
1180000
1175000
1170000

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-23:      Annual Mine Progression – End of Year 5

End of Year 5
WE Haul Road Widening
YP Homestake Area Mining
YP Main Pit Mining Completed
YP Backfill Begins
WE Pit Upper Benches Pre-stripping
Begin Processing Ore Stockpile
HF Mining
Final TSF Embankment Lift
TSF Closure Reclamation Material Stockpile
6140
6940
5764
5360
7460
6180
6825
6780
7080
6995
6820
7150
2725000
2730000
2735000
1190000
1185000
1180000
1175000
1170000
Cut
Fill
Stockpiles
Pit Extent
Haul Roads
Reserve Block Model
Au: 0.5-1.0 gpt
Au: 1.0-2.0 gpt
Au: 2.0-3.0 gpt
Au: 3.0-4.0 gpt
Au: >4.0 gpt
N
0
0.25
0.5
1
Miles

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-24:      Annual Mine Progression – End of Year 8

End of Year 8
2725000
2730000
2735000
1190000
1185000
1180000
1175000
1170000
WE Mining
Continue YP Backfill
6028
6980
7060
7180
Midnight Area
Backfilled
Long-Term Ore
Stockpile Expansion
6608
6778
6900
7150
Cut
Fill
Stockpiles
Pit Extent
Haul Roads
Reserve Block Model
Au: 0.5-1.0 gpt
Au: 1.0-2.0 gpt
Au: 2.0-3.0 gpt
Au: 3.0-4.0 gpt
Au: >4.0 gpt
N
0
0.25
0.5
1
Miles

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-25:      Annual Mine Progression – End of Year 10

End of Year 10
YP Backfill Completed
WE Mining
TSF Buttress Expansion
6382
6267
6450
6600
5700
6666
6430
6630
6800
6945
7150
2725000
2730000
2735000
1190000
1185000
1180000
1175000
1170000
Cut
Fill
Stockpiles
Pit Extent
Haul Roads
Reserve Block Model
Au: 0.5-1.0 gpt
Au: 1.0-2.0 gpt
Au: 2.0-3.0 gpt
Au: 3.0-4.0 gpt
Au: >4.0 gpt
N
0 0.25 0.5 1
Miles

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-26:      Annual Mine Progression – End of Year 12

End of Year 12
WE Mining Completed
Long-Term Ore Stockpiles Process Through End of Mill Life
TSF Buttress Completed
TSF Closure Reclamation Material Stockpile
6180
6618
6720
6800
7070
Cut
Fill
Stockpiles
Pit Extent
Haul Roads
Reserve Block Model
Au: 0.5-1.0 gpt
Au: 1.0-2.0 gpt
Au: 2.0-3.0 gpt
Au: 3.0-4.0 gpt
Au: >4.0 gpt
N
0 0.25 0.5 1 Miles
2725000
2730000
2735000
1190000
1185000
1180000
1175000
1170000

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Stibnite Gold Project S-K 1300 Technical Report Summary

13.9	Mine Consumables Estimate

The mine consumables estimate incorporates the mine production schedule, drill and blast schedule, and equipment consumable rates assumptions to generate the mine consumables schedule used in the operating cost estimate. All mine consumable rates are based on equipment manufacturer values and actual mining data. Consumables for the loading, hauling, auxiliary, and support equipment primarily consist of diesel fuel, lube, tires, maintenance parts, and ground engaging tools. Additional consumables for drilling include drill steel, drill bits, hammers, bushings, and chucks. Blasting consumables were estimated separately based on pattern type and include ANFO, emulsion, stemming, detonation chord, boosters, detonators, and air deck plugs. The mine consumables schedule was developed using first principal calculations based on equipment engine hours and blast pattern designs for each period throughout the mine life. A summary of principle mine equipment consumables is shown on Figure 13-27.

Figure 13-27:      Principal Mine Equipment Consumables by Year

13.10	Mine Maintenance Estimate

The mine maintenance estimate consists of estimating equipment preventive maintenance schedules, major rebuild schedules, equipment parts life and cost estimates, and equipment mechanical availability to generate mine maintenance staffing requirements, equipment mechanical availability estimates, and operating costs. The basis for estimating mine equipment maintenance requirements was manufacturer estimates, actual mine data, and maintenance cost surveys. The maintenance schedule was generated for each individual equipment unit for the life of the equipment based on each unit’s cumulative engine hours and unscheduled downtime assumptions as a function of each unit’s progressive time in-service.

13.11	Staffing Estimation and Organizational Structure

The mine is scheduled to operate continuously 365 days per year with personnel working 12 hour shifts on a 2-week-on / 2-week-off rotation. All mine operations staff will rotate between day and night shift except for the blasting crew, technical staff, and management which will work day shift only. The staffing estimate is based on the mine equipment schedule, equipment maintenance schedule, and estimated technical workload during construction, mine operation, and closure. All mining staff are managed by the mine manager, who reports to the general manager as shown on Figure 13-28. Staffing headcount is summarized on Figure 13-29 and shown by position and year in Table 13-6 and Table 13-7.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-28:      Mining Organizational Structure

Mine Manager
Mine Superintendent
Mine General Foreman
Mine Trainer
Mine Shift Foreman
Production Fleet Operators
Operator Trainee
Drill & Blast Shift Foreman
Blast Crew
D&B Equipment Operators
Earthworks Superintendent
Earthworks Shift Foreman
Development Fleet Operators
Water Management Lead
Water Management Crew
Road Maintenance Lead
Road Maintenance Crew
Mine Maintenance Superintendent
Maintenance General Foreman
Fuel & Lube Crew
Radio Maintenance
Maintenance Shift Foreman
Diesel Mechanics
Welders
Electricians
Maintenance Planner
Maintenance Clerk
Tire Service Foreman
Tire Service Crew
Warehouse Manager
Warehouse Staff
Maintenance Trainer
Chief Mine Engineer
Senior Mine Engineer
FMS Engineer
DBMS Specialist
FMS Operator
Short Range Mine Engineer
Chief Surveyor
Senior Surveyor
Junior Surveyor
Civil Earthworks Engineer
Geotech/Hydro Engineer
Chief Geologist
Senior Mine Geologist
Ore Control Geologist
Ore Control Sampler

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-29:      Salaried and Hourly Mining Personnel by Department and Year

Table 13-6:      Salary Staff Requirements

Year	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Mine Manager	0.8	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine Operations
Mine Superintendent	0.8	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0.5
Earthworks Superintendent	0.8	1	1	1	1	-	-	-	-	-	-	-	-	-	-	-	-	-
Mine General Foreman	0.8	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0.5
Mine Shift Foreman	3	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2
Drill & Blast Shift Foreman	-	2	2	2	2	2	2	2	2	2	2	2	2	2	0.5	-	-	-
Earthworks Shift Foreman	1.5	2	2	2	2	1	1	1	1	-	-	-	-	-	-	-	-	-
Mine Trainer	1.5	2	2	2	2	2	2	2	-	-	-	-	-	-	-	-	-	-
Mine Operations Total	8.3	13	13	13	13	11	11	11	9	8	8	8	8	8	6.5	6	6	3
Mine Maintenance
Maintenance Superintendent	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0.5
Maintenance General Foreman	-	1	1	1	1	1	1	1	1	1	1	1	1	1	1	-	-	-
Maintenance Shift Foreman	-	3	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	1
Maintenance Planner	-	1.5	2	2	2	2	2	2	2	2	2	2	2	2	1.5	1	1	0.5
Maintenance Trainer	-	1	1	1	1	1	1	1	-	-	-	-	-	-	-	-	-	-
Maintenance Clerk	-	1.3	2	2	2	2	2	2	2	2	2	2	2	2	-	-	-	-
Mine Maintenance Total	1	8.8	11	11	11	11	11	11	10	10	10	10	10	10	7.5	4	4	2
Mine Engineering
Chief Mine Engineer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0.5
Senior Mine Engineer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0.5
Short Range Mine Engineer	-	1.4	2	2	2	2	2	2	2	2	2	2	2	2	1	-	-	-
FMS Engineer	0.4	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0.5

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Stibnite Gold Project S-K 1300 Technical Report Summary

Year	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
DBMS Specialists	0.4	1	2	2	2	2	2	2	2	2	2	2	2	1.5	0.8	-	-	-
Civil Earthworks Engineer	1	2	2	2	2	1	1	1	1	1	1	1	1	1	1	1	1	0.5
Geotech / Hydro Engineer	-	-	1	1	1	1	1	1	1	1	1	1	1	-	-	-	-	-
Chief Surveyor	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	-	-	-
Senior Surveyor	-	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Junior Surveyor	-	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1
Mine Engineering Total	4.8	12.4	15	15	15	14	14	14	14	14	14	14	14	12.5	10.8	8	8	4
Mine Geology
Chief Geologist	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	-	-	-
Senior Mine Geologist	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0.5
Ore Control Geologist	-	1	2	2	2	2	2	2	2	2	2	2	2	2	1	-	-	-
Sampler	-	0.8	2	2	2	2	2	2	2	2	2	2	2	2	2	-	-	-
Mine Geology Total	2	3.8	6	6	6	6	6	6	6	6	6	6	6	6	5	1	1	0.5
Salaried Staff Total	17	39	46	46	46	43	43	43	40	39	39	39	39	38	31	20	20	11

Table 13-7:      Hourly Staff Requirements

Year	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Mining Equipment Operators
Mine Production Fleet	-	4	45	98	98	100	100	91	82	97	85	85	80	78	50	28	26	15
Mine Development Fleet	-	45	74	56	55	47	50	58	57	40	35	27	35	41	41	39	26	18
Mine Auxiliary Fleet	-	5	11	14	14	15	15	15	15	15	15	15	15	13	10	7	7	5
Mine Indirect Hourly	-	11	24	24	24	30	27	28	30	28	28	28	26	22	13	10	10	10
Mine Equipment Operator Total	-	64	153	192	191	191	192	192	184	180	163	156	155	153	113	84	69	48
Mine Maintenance Staff
Diesel Mechanics	1	8	20	27	27	28	28	28	24	24	22	20	20	20	14	9	8	5
Welder	-	3	8	10	10	10	10	10	10	10	10	9	8	6	5	2	2	1
Fuel & Lube Crew	-	5	8	8	8	8	8	8	8	8	8	8	8	8	8	4	4	2
Tire Crew	-	5	8	8	8	8	8	8	8	8	8	8	8	8	4	4	4	2
Maintenance Laborer	-	6	14	17	18	18	18	18	17	17	17	17	15	12	8	7	7	4
Radio Maintenance Staff	-	1	2	2	2	2	2	2	2	2	2	2	2	2	1	-	-	-
Warehouse Staff	-	1	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2	1
Mine Maintenance Staff Total	1	31	64	76	78	78	78	78	73	73	71	66	66	58	41	28	25	15
Hourly Staff Total	1	95	217	268	269	269	270	270	258	253	234	224	221	211	154	112	95	62

13.12	Capital and Operating Cost Estimate

13.12.1	Mine Equipment Capital Cost Estimate

All capital costs for each equipment type were estimated using vendor budgetary quotes or recent mining industry surveys. Equipment capital costs include estimates for freight, assembly, spare parts, initial tire purchase, fire suppression, equipment advance payments, and potential equipment modifications. For equipment that is planned to be leased, pay schedules are based on quotes provided by equipment manufacturers. Capital and operating cost details are provided in Section 18. The equipment purchase schedule is shown in Table 18-3.

13.12.2	Mining Operating Cost Estimate

Mine equipment operating costs were developed using first principals based on vendor provided hourly operating cost estimates and recent operating mine equipment survey data. Each equipment unit was scheduled on a monthly period through the end of year 2 and quarterly after.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Operating costs were calculated for each schedule period including fuel, maintenance parts, lube, tire replacement, ground engaging tool replacement, operator labor, and maintenance labor. If operating time for a fleet was not sufficient to accomplish the work required in the mine production schedule, additional units were added. A summary of major operating costs calculated by category is shown on Figure 13-30. Additional mine operating cost details are provided in Section 18.

Figure 13-30:      Operating Costs by Category

13.12.3	Ultimate Pit Limit Analysis Validation

Mining costs used for the UPLA in Section 12 were estimated based on first principal cost buildups and calculations presented in the 2014 Prefeasibility Study. Since the UPLA was a prerequisite for detailed mine planning, cost estimating, and the Mineral Reserve Estimate it is prudent to validate the mining cost assumptions input into the UPLA once the final cost estimate is completed. As stated in Section 12.2.4, the reference mining cost assumed was $2.25/st plus an incremental cost of $0.01 per 20-foot bench both below and above the pit rim for all open pits.

The average mining cost for the three open pits as calculated in this Prefeasibility Study is $2.24 per ton mined (Figure 13-31). This is slightly lower than initially estimated for the UPLA but similar enough to regard the selected pit shells as acceptable for guiding ultimate pit designs. The predominant factor driving a lower mining cost estimate was reduced fuel cost quotes between the time when the UPLA was conducted to when the final PFS cost estimate was produced.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 13-31:     Mine Operating Unit Cost by Category

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 14 TABLE OF CONTENTS

SECTION	PAGE

14	PROCESSING AND RECOVERY METHODS	14-1

14.1	Process Description	14-1

14.2	Water Systems	14-4

14.3	Reagents	14-5

14.3.1	Limestone and Lime	14-5

14.3.2	Process Reagent Mixing and Storage	14-5

14.4	Process Control Systems	14-7

14.5	Projected Metallurgical Recoveries	14-7

14.6	References	14-8

SECTION 14 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 14-1:	Major Process Equipment List and Estimated Connected Power Requirements	14-3

Table 14-2:	Estimated Primary Reagent Consumption Rates	14-6

SECTION 14 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 14-1:	Overall Process Flow Diagram	14-2

Figure 14-2:	Projected LOM Metallurgical Recoveries to Doré	14-8

Figure 14-3:	Projected LOM Metallurgical Recoveries to Antimony Concentrate	14-8

14-i

Stibnite Gold Project S-K 1300 Technical Report Summary

14            PROCESSING AND RECOVERY METHODS

The Stibnite Gold Project process plant has been designed to process both sulfide and oxide mineralized material from three deposits (Hangar Flats, Yellow Pine, and West End) as well as repulped Historical Tailings from former milling operations. The design of the processing facility was developed based on the laboratory testing, summarized in Section 10, to treat 8.05 million tons per year or 1,021 short tons per hour (stph) with a design availability of 90%.

Run-of-mine (ROM) materials from the three pits and repulped tailings have characteristics that require several process variations. A simplified process flow diagram is shown on Figure 14-1. Process variations are as follows:

•	Sulfide ROM with high antimony concentrations is crushed, ground, and treated in an antimony flotation circuit before sulfide flotation and pressure oxidation (POX) to release refractory gold for cyanide leaching and gold recovery.

•	Sulfide ROM with low antimony concentrations is sent directly from grinding to sulfide flotation, POX, leaching, and gold recovery.

•	Oxidized ROM is sent from crushing and grinding directly to a whole-ore cyanide leaching and gold recovery circuit, which is scheduled to be constructed when such ROM is anticipated in the mine plan.

•	Mixed sulfide and oxide (transition) ROM is handled as low-antimony sulfide ROM except that the flotation tailings are cyanide leached with the same circuit used for oxide material.

14.1	Process Description

The gold-bearing sulfide concentrate of pyrite and arsenopyrite is processed using pressure oxidation break down the sulfide crystalline structure to liberate gold and silver to be leached and recovered to doré bars containing gold and silver. Small quantities of elemental mercury are collected in flasks to prevent its potential release into the environment. The mine plan includes introduction of repulped Historical Tailings into the ball mill during the first 3-4 years of operation. Tailings from the operation are deposited in a geomembrane-lined tailings storage facility (TSF). and a list of major equipment, including the estimated connected power requirements, is shown in Table 14-1.

The process operations are described as follows:

•	Crushing Circuit – ROM material would be dumped onto a grizzly screen and into the crusher dump hopper feeding a jaw crusher operating at an average utilization of 75% to meet the design throughput.

•	Grinding Circuit – The grinding circuit incorporates a single semi-autogenous (SAG) mill, single ball mill design with an average utilization of 90%, yielding an instantaneous design throughput of 1,021 stph. When Historical Tailings are processed during early years of the operation, the slurry from the plant also flows to the cyclone feed pump box. Cyclone underflow flows by gravity to the ball mill. The cyclone overflow, at 33% solids with a target size of 80% passing (P80) 85 microns, is screened to remove tramp oversize and flows through a sampler and on to the antimony or gold rougher flotation circuit, depending on the antimony concentration of the material.

•	Flotation Circuit (Antimony and Gold) – The flotation circuit consists of up to two sequential flotation stages to produce two different concentrates; the first stage of the circuit was designed to produce an antimony concentrate when the antimony grade is high enough, or bypassed if not, and the second stage is designed to produce a gold-rich sulfide concentrate. The antimony concentrate will be packaged and sold. The gold-rich sulfide concentrate will be stored in three agitated surge tanks.

14-1

Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 14-1:     Overall Process Flow Diagram

14-2

Stibnite Gold Project S-K 1300 Technical Report Summary

Table 14-1:     Major Process Equipment List and Estimated Connected Power Requirements

Item	NO	Description	Estimated Connected Power (hp)
			Each	Total
Primary Crusher	1	Jaw Crusher; feed opening 75 x 63”	500	500
Semi Autogenous Grinding (SAG) Mill	1	30 ft diameter x 16 ft EGL, low-speed induction motor on VFD	11,390	11, 390
Pebble Crusher		Pebble cone crusher	670	670
Ball Mill	1	26 ft diameter x 44 ft EGL low speed dual-drive with synchronous motors, & clutch	11,390 per drive	22,780
Cyclone Cluster	1	16-place cyclone cluster; gMax26 type cyclones
Sb Rougher Flotation	4	1,766 ft3 Tank Cell	75	300
Sb 1st Cleaner Flotation	1	9400 ft3, 8' diameter, 26' high Flotation Column
Sb Cleaner Scavenger Flotation	4	706 ft3, 10.5’ diam x 12’ high Tank Cell	50	200
Gold Rougher Flotation Cell	7	22,248 ft3 Tank Cell	700	4,900
Gold Cleaner & Cleaner Scavenger Flotation Cells	8	4,591 ft3 Tank Cell	200	1,600
Gold Concentrate Thickener	1	83 ft diameter high-rate thickener	15	15
Autoclave Feed Pumps	2	Positive displacement pumps, 1768 gpm, 42 bars discharge pressure, 1 operating 1 standby	920	1,840
Autoclave	1	16.4 ft inside brick x 124.7 ft T/T inside brick, 8 cells, agitated, 5 compartments
Autoclave Agitators	8	4 in Compartment 1, 1 each in Compartments 2 - 5	4x350, 4x150	2,000
Preheat Vessel	1	12 ft diam x 41.7 ft high T/T; 3 - 4.4 psig
Flash Vessels	2	30 ft diameter I/S x 32.8 ft high T/T, brick lined
Atmospheric Arsenic Precipitation Tanks (Future)	5	26 ft dia. x 28 ft high, UNS S32750 shell and bottom, UNS S31803 top cover, insulated, agitated	25	125
Slurry Neutralization Tanks	4	23 ft dia. x 25 ft high, LDX 2101 SS; Covered, Agitated	20	80
Slurry Cooling Towers	3	23 ft dia. x 39.4 ft high atmospheric cooling tower, with demister and fan; 2 operating 1 standby	73.7	221
Sulfide Leach Tanks	2	40 ft diameter x 42 ft tank height; CS, agitated	50	100
Sulfide CIP Tanks	7	27 ft diameter x 38.3 ft tank height; CS, agitated; with pump cell mechanism	50	350
Oxide Leach Tanks (Future)	4	50’ diam x 52’ height, CS, agitated	150	600
Oxide CIP Tanks (Future)	6	50’ diam x 52’ height, CS, agit, pumping screens	150	900
Carbon Regeneration Kiln	1	6 tpd carbon throughput; diesel fired;1,290 F (design temp)	11.2	11.2
Elution Vessel	1	6 ton, 4 to 1 height to diameter ratio; CS; 300º F (design temp); 100 psig
Electrowinning Cells	2	2,500 L, 33 cathodes, 34 anodes, 2500 Amp 9v Rectifier
Limestone Primary Crusher	1	Jaw Crusher, feed opening 42” x 28”	150	150
Limestone Secondary Crusher	1	HP 200 Standard Cone or equivalent	177	177
Limestone Slurry Ball Mill	1	9.8’ x 15’ EGL overflow, SCIM on VFD	737	737
Lime Kiln	1	Maerz Vertical Lime Kiln	135	135
Lime Silo	1	37,000 ft3 bolted tank; 30 ft diameter x 52 ft cylinder height 60º cone bottom
Lime Slaker Plant	1	Ball mill lime slaker system, 7.5’ diam x 12’ EGL	250	250
Oxygen Plant (Onsite supply contract)	1	31 (max 37) stph @ 95% purity; 82.4º F; 664 psia	14,000	14,000

14-3

Stibnite Gold Project S-K 1300 Technical Report Summary

•	Pressure Oxidation Circuit – Sulfide concentrate from the surge tanks is pumped to the autoclave feed tank. The autoclave is designed to provide 75 minutes of retention time at 220º Celsius (428º Fahrenheit) to oxidize the sulfides and liberate the precious metals. Autoclave discharge would be processed through flash vessels and gas discharge would be condensed and the remaining gas cleaned through a scrubber.

•	Oxygen Plant – An oxygen plant producing 670 stpd of gas at 95% oxygen and a gauge pressure of 40 bars is planned. The oxygen would be from a vendor-owned oxygen plant located near the autoclave building providing the autoclave with an “over the fence” supply.

•	Lime Plant – Limestone quarried from the West End pit are hauled to an area south of the primary crusher pad. The material is crushed and screened to feed the limestone grinding mill and the lime kiln. Ground limestone slurry and milk of lime are used to control acid in the autoclave, neutralize solutions and slurries coming out of the POX process, and control pH for leaching.

•	Oxidized Sulfide Processing – After pressure oxidation, slurry discharge from the flash vessels is neutralized and cooled prior to leaching. The slurry is leached in cyanide solution, followed by a seven-stage, pump-cell carbon-in-pulp (CIP) circuit for precious metal recovery from this high-grade stream. The sulfide CIP tailings are detoxified and discharged to the flotation tailings thickener. Alternatively, the sulfide leach tailings are combined with flotation tailings when the latter undergoes cyanide leaching, as described below.

•	Oxide CIP and Tailings Detoxification – A future oxide leach circuit is included in the design of the process plant to be running in Year 7 of mill operations. This circuit is designed to recover gold from non-refractory material in the flotation tailings when the mill is processing transition ore from the West End deposit. This circuit also directly processes oxide material from the West End deposit as a whole-ore leach process—without undergoing flotation.

•	Carbon Handling – Loaded carbon from the CIP circuits is processed through a conventional carbon handling circuit, pumping eluant from the strip solution tank through heat exchangers to the bottom of the elution vessel at 65 psig and 290º F at a flowrate of 2 to 4 bed volumes per hour.

•	Gold Room – Precious metals are recovered from the strip solution by electrowinning, mercury retort, and a gold furnace that produces doré bars as a saleable product.

•	Tailings – Neutralized and thickened tailings are pumped from the process plant to the TSF in a HDPE-lined carbon steel pipe. Water produced by the settling of the tailings solids is reclaimed with barge-mounted pumps and returned to the process water storage tank.

•	Process Control Systems – The process plant design includes an integrated process control system.

The two finished products from the Stibnite Gold Project ore processing facility will be: gold/silver bars, known as doré; and antimony-silver concentrate.

14.2	Water Systems

Two types of water systems are required for the Stibnite Gold Project process plant—fresh water and process water. Water demand to support the planned operation is expected to be approximately 3,400 gallons per minute (gpm), depending on seasonal evaporation and dust suppression needs. Fresh water for the Project is drawn from multiple sources including wells and contact water ponds.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Groundwater wells located within the Meadow Creek valley alluvial deposits may contain elevated concentrations of metals and are considered to be the equivalent of contact water. The operation needs to obtain rights to extract groundwater for the project. Contact water includes seepage from storage piles and runoff from mine-impacted areas. Contact water from various sources would be pumped to the freshwater tank, which also serves as the firewater tank. Fresh water in the tank would be distributed to and used for:

•	the freshwater distribution system;

•	process water makeup;

•	the firewater pipeline loop;

•	the gland seal water tank and pumped by horizontal centrifugal pumps to be used as seal water for mechanical equipment;

•	the mine water trucks to be used in road dust control; and

•	the process uses points (e.g. crusher dust suppression, reagent mixing, etc.).

Process water would be reclaimed from several locations and returned to the process water tank. Overflow from the neutralization thickener, gold concentrate thickener, and the antimony concentrate thickener would be pumped to the process water tank. Water reclaimed from the TSF, contact and stormwater ponds, and condensate from autoclave flash steam and vent gas would also be pumped to the process water tank. Recirculating autoclave condensate is important for controlling the potential mercury content by recycling it through the autoclave and CIL circuits where contained mercury for adsorption on carbon, which is recovered in the mercury retort gas cleaning system.

Water obtained from condensation of steam from the autoclave vent and flash tanks would also be recovered. Because of its potential mercury content, the condensate use will be maximized within the autoclave and leach/CIL areas where all solutions eventually contact activated carbon. Mercury would be recovered in the mercury retort gas cleaning system.

14.3	Reagents

Reagents required for various aspects of the SGP process are housed in two primary areas. Reagent Building 1 is located next to the flotation building and contains reagents primarily used in flotation. Reagent Building 2 is located on the south side of the plant area and contains reagents associated with gold recovery. A third reagent area has been added to the FS to produce limestone and lime for neutralization for the process.

14.3.1	Limestone and Lime

A significant change in reagents from the NI 43-101 PFS (M3, 2014) is the use of ground limestone slurry to moderate acid generation in the autoclave. Limestone from the Middle Marble formation is mined from the West End pit, trucked to a stockpile south of the primary crusher stockpile in 40-ton articulated haul trucks, and fed to a dedicated jaw crusher. Crusher discharge would be conveyed to a sizing screen from which oversize and undersize material would be produced. A coarse fraction of the crushed limestone is segregated as feed for a vertical lime kiln to provide the lime necessary to increase the pH of solutions and slurries as needed in the process. The fine fraction is fed to a grinding mill to make a limestone slurry for the autoclave feed and neutralization circuits.

14.3.2	Process Reagent Mixing and Storage

Reagents requiring handling, mixing, and distribution systems are summarized in Table 14-2. The table also includes estimated reagent consumption rates for full-scale plant operation, which have been estimated based on metallurgical testing results. The dry reagents would be stored under cover, then mixed in reagent tanks and transferred to distribution tanks for process use.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 14-2:     Estimated Primary Reagent Consumption Rates

Reagent	Use in Process Plant	Yellow Pine		Hangar Flats		West End			Historical Tailings
		High Sb	Low Sb	High Sb	Low Sb	Sulfide	Oxide	Transition	Low Sb
		lb/ton ore	lb/ton ore	lb/ton ore	lb/ton ore	lb/ton ore	lb/ton ore	lb/ton ore	lb/ton ore
Ground Limestone (CaCO3)	Acid neutralizer during POX	47.4	47.4	47.4	47.4	10.3			47.4
	Acid neutralizer in POX discharge	17	17	17	17	10			17
Pebble Lime (CaO)	Pyrite depressant	0.60		0.68
	POX leach and leach tails detox	8.7	8.7	8.7	8.7	5.2		0.26	8.7
	Oxide/tails leach and combined tails detox						4.2	4.2
Lead Nitrate (Pb(NO3)2)	Antimony activator	0.40		0.5
Aerophine 3418A	Antimony collector	0.030		0.02
Copper Sulfate (CuSO4)	Sulfide activator	0.30	0.20	0.20	0.20	0.30		0.20	0.30
Potassium Amyl Xanthate (PAX)	Sulfide collector	0.41	0.26	0.31	0.26	0.27		0.27	0.41
Methyl Isobutyl Carbinol (MIBC)	Frother	0.11	0.09	0.08	0.05	0.08	0.00	0.09	0.06
Sodium Cyanide (NaCN)	Gold and silver complexing agent, pyrite depressant, strip solution makeup	1.0	0.80	1.0	0.80	0.80	0.80	0.76	0.80
Flocculant, tailings	Promote settling	0.06	0.06	0.06	0.06	0.06	0.06	0.06	0.06
Flocculant, conc.	Promote setting (lb/ton conc)	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05
Activated Carbon	Recover soluble gold and silver	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Sodium Metabisulfite (Na2S2O5)	Cyanide detoxification of POX tailings	0.031	0.031	0.031	0.031	0.031		0.031	0.031
	Cyanide detoxification of float tailings/oxide leach					0.43	0.43	0.43
Nitric Acid (HNO3)	Descale activated carbon	0.08	0.08	0.06	0.06	0.05	0.05	0.05	0.04
Caustic (NaOH) (sodium hydroxide)	Strip solution makeup and neutralization of spent acid from carbon acid wash	0.07	0.07	0.06	0.06	0.05	0.05	0.05	0.05

14-6

Stibnite Gold Project S-K 1300 Technical Report Summary

14.4	Process Control Systems

The Stibnite Gold Project process plant design includes an integrated process control system consisting of three tiers of control and monitoring systems. A conceptual description of the control architecture is provided below, followed by a conceptual control philosophy that depicts the level of automation and the principles that would guide decisions concerning instrumentation and control design in the next phase of this Project.

Process control for the process plant is accomplished by a multi-tiered monitoring, control, and recording system using an Ethernet backbone. The fiber optic network is designed in dual self-healing ring configuration for redundant peer-to-peer communications and control. The redundant fiber optic communication modules protect the integrity of the Ethernet network by maintaining network communications, even with a failure of a fiber path. The functions of the network include data collection and control on a single high-speed network, with tie-in to the plant management system. The devices on the network include servers, workstations, switches, Programmable Logic Controllers (PLCs), and Human-Machine Interfaces (HMIs).

The process plant is designed to incorporate modern, dependable, and proven instrumentation and control systems. The monitoring and control systems would support the operation of the plant under the following parameters. The plant is designed to operate on a two 12-hour shift per day basis with regular planned maintenance shutdowns resulting in an overall operating availability 90%, with lower availabilities for the crusher (75%). There are no holiday and/or other planned work stoppages during the calendar year. The maintenance of the monitoring and control systems are planned in accordance and support of this operating and maintenance schedule.

The mill building control room is designed to serve as the center for communications, fire systems monitoring and emergencies in general and would be manned on a 24 hour-a-day basis. A base station radio would be assigned to the control room as well as an outside telephone line. The control room can also communicate on all other site group frequencies. The control room operator has access to the company computer network and e-mail system.

Real time observation of strategic points along the operation would be by a TV camera system with monitors in the control room. PLC systems would be used for controlling the plant equipment. Proper graphic displays would be developed for the PLC systems. The control room would serve as the center of all control and recording of key process variables, outputs, functions, and plant stoppages.

Safety systems would include the following:

•	The use of start-up warnings – horns, sirens or some other means – would be used throughout the property.

•	Applicable interlocks would be used to protect people and equipment.

•	All fire protection systems and fire detection systems would be monitored from the mill control room.

•	Interlocks and/or other safety related protection would either be hard wired or in control logic depending upon which offers the greatest level of assured safety.

14.5	Projected Metallurgical Recoveries

Based on the metallurgical studies presented in Section 10, the mine plan provided in Section 13, and the process flowsheet included in Section 14, Figure 14-2 and Figure 14-3 summarize the projected LOM metallurgical recoveries to gold and siver-rich doré, and antimony concentrate, respectively.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 14-2:     Projected LOM Metallurgical Recoveries to Doré

Figure 14-3:     Projected LOM Metallurgical Recoveries to Antimony Concentrate

14.6	References

M3 Engineering & Technology (2014). Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, December 8, 2014, amended March 28, 2019.

SRK (2012). Preliminary Economic Assessment Technical Report for the Golden Meadows Project Idaho, prepared for Midas Gold, September 21, 2012.

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Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 15 TABLE OF CONTENTS

SECTION				PAGE

15	Infrastructure			15-1

	15.1	Site Access		15-3

	15.2	Logistics Facility		15-5

	15.3	Burntlog Maintenance Facility		15-5

	15.4	Power Supply and Communications		15-5

	15.5	Worker Accommodations		15-6

	15.6	Onsite Infrastructure		15-6

		15.6.1	Oxygen Supply	15-6
		15.6.2	Limestone and Lime	15-6
		15.6.3	Water Treatment Plant	15-8
		15.6.4	Truck Shop Area	15-8

	15.7	Water Management		15-8

	15.8	Tailings Management		15-10

		15.8.1	TSF Design Criteria	15-10
		15.8.2	TSF Expansion Staging	15-11
		15.8.3	TSF Liner and Drainage Systems	15-14
		15.8.4	Tailings Distribution and Water Management	15-14

SECTION 15 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 15-1:	Tailings Storage Facility Design Criteria	15-10

Table 15-2:	TSF Design Summary	15-15

SECTION 15 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 15-1:	Site Layout at the Beginning of Mine Life	15-2

Figure 15-2:	Offsite Infrastructure and Utility Upgrades	15-4

Figure 15-3:	Process Area Detail	15-7

Figure 15-4:	Truck Shop Area Detail	15-9

Figure 15-5:	TSF Embankment Section	15-12

Figure 15-6:	TSF Engineered Slope Section	15-13

Figure 15-7:	Tailings Storage Facility Fill Curve	15-13

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Stibnite Gold Project S-K 1300 Technical Report Summary

15	Infrastructure

Existing infrastructure relevant to the development and operation of the Stibnite Gold Project was presented in Section 4. This section summarizes the infrastructure upgrades and infrastructure additions that would be required to support the mining and mineral processing activities that were discussed in Sections 13 and 14, respectively. The Project infrastructure needs that are discussed in this section include:

•	Site Access – new road construction and upgrades to existing roads to support safe and reliable all-season vehicle access to the site.

•	Power Transmission and Communication Systems – upgrade power supply system on and off-site, install reliable high-speed communications, and expand radio communications across the mine site and access road.

•	Other Offsite Infrastructure – road maintenance facility, offsite logistics, warehousing, metallurgical laboratory, and administration facilities near Cascade.

•	Site Preparation and Support Infrastructure – clearing, grubbing, growth media stockpiling, borrow sources, upgrades to the existing worker housing facility and construction of a new facility to support construction and operations.

•	Ore Processing Plant – equipment, buildings, facilities, and infrastructure to process mineralized material and extract saleable concentrates and metals, discussed further in Section 14.

•	Onsite Infrastructure – systems, facilities, and structures contributing to the entire operation including truck shop, oxygen plant, limestone crushing, lime calcining, freshwater system, reclaim and process water system, and water treatment plant for treating excess water to discharge standards.

•	Tailings Management – tailings storage facility (TSF), buttress, and associated pumps and pipelines to safely manage ore processing by-products during operations and in the long term.

•	Water Management – surface water diversions and contact water management infrastructure; freshwater, reclaim water, and potable water supply systems; mining-impacted water treatment and management infrastructure; and sanitary waste management infrastructure.

Figure 15-1 provides a general overview of the mine site at the beginning of the mine life.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 15-1:     Site Layout at the Beginning of Mine Life

Perpetua Resources
Legend
Burntlog Access Route
Tailings Pipeline
Haul Road - 150 - Ton Trucks
Haul Road - 45 Ton Trucks
Light Vehicle Road
Public Access Road
Transmission Line
Maximum Pit Footprint
Bradley Tailings Repulp Facility
Clean Water Diversion
Diversion Tunnel
Stream
Blowout Borrow Site
Growth Media Stockpile
Laydown
Mining Pit
Plant Site
Pond
Soda
Stockpile
TSF Buttress
TSF Liner
Workers Housing
North Gate
West End Pond
West End In-Pit DRSF & Stockpile
Yellow Pine Pit Lake
Yellow Pine Pit
West End Pit (Future)
Midnight Pond
Radio Communications Tower
Growth Media Stockpile
Crusher ROM Stockpile Area
Process Plant Area
Substation
Fiddle Creek
Water Treatment Plant
Laydown
Transmission Line
Hangar Flats Pit (Future)
Cell Tower
Helicopter Pad
Hangar Flats Pond
Truck Shop Area
TSF Embankment
Hangar Flats Stockpile
Meadow Creek
Main Gate
Blowout Borrow Site
Growth Media Stockpile
SODA Pond (Future)
Blowout Creek
Worker Housing Facility
TSF Impoundment
N
0
0.5
1
Miles
Main Access Road to Cascade (Burntlog Route)

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Stibnite Gold Project S-K 1300 Technical Report Summary

15.1	Site Access

The site is currently accessed by the Stibnite Road, National Forest (NF-412), from the village of Yellow Pine, with three alternative routes up to that point. To address a number of shortcomings related to these routes, alternative access via the Burntlog Route was selected over several other possible alternatives because it provides safer year-round access for mining operations, reducing the proximity of roads to major fish-bearing streams, and this route respects the advice and privacy of community members close to the Project location. The route originates from the intersection of Highway 55 and Warm Lake Road and would be approximately 71 miles long. The route consists of 34 miles of existing highway (Warm Lake Road), 23 miles of upgraded road, and 14 miles of new road. The 37 miles of new and upgraded road would have a design speed of 20 mph, max 10% grade, a 21-foot width and intermediate-sized tractor trailer loading criteria. A maintenance facility would be constructed along the route, as shown on Figure 15-2.

Perpetua Resources will provide buses and vans as the primary means of employee and contractor transportation to the site, reducing Project-related traffic along the access roads to site, thereby reducing risks to the safety of workers and the general public from traffic incidents, as well as minimizing the environmental impacts associated with vehicle traffic (particularly dust generation and sediment runoff, and also greenhouse gas and particulate emissions from vehicle use).

A through-site public access route will replace the current access through the SGP site during mine operations. During construction of the SGP, a new 12-foot-wide gravel road would be constructed to provide public access from Stibnite Road to Thunder Mountain Road through the mine site. A small segment of the road would be constructed on a widened bench within the Yellow Pine pit. South of the Yellow Pine pit, this road would parallel a mine haul road and use a partially revegetated historical mine road west of the EFSFSR.

Valley County currently grooms for over-snow vehicle (OSV) use between Warm Lake and Wapiti Meadows (approximately 17 miles) along Warm Lake and Johnson Creek Roads. During construction and operations, Perpetua Resources would plow Warm Lake Road between Warm Lake and Landmark which requires an alternative route for OSV users. During construction, Johnson Creek Road will be plowed during the winter and an OSV route will be established parallel to the road to provide access to the Landmark area.

Primary access to and from the SGP (via Warm Lake Road) originates along State Highway 55 (SH-55), a major north-south transportation corridor connecting southern Idaho to northern Idaho. A traffic impact study commissioned by Perpetua Resources evaluated five intersections along this corridor and recommended improvements to three of the intersections to maintain an adequate level of service on the state transportation network. Two of the intersections are located in McCall, Idaho and the third is located at the intersection of Warm Lake Road and SH-55 near Cascade, Idaho. Proposed traffic improvements would improve WB-67 semi-truck turning movements and include the addition of dedicated turn lanes, acceleration/deceleration lanes, and striping modifications.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 15-2:     Offsite Infrastructure and Utility Upgrades

Perpetua Resources
Payette Lake
McCall
Lick Creek Road
BLM
STATE
SH-55
Lake Fork
Perpetua Resources Donnelly Office
BOR
Donnelly
Lake Cascade
Cascade
USFS
STATE
Stibnite Gold Logistics Facility
Warm Lake Road
Warm Lake
Warm Lake Project Camp
South Fork Road
Cabin Creek Road
Trout Creek Campground
Johnson Creek Road
Landmark
Yellow Pine
EFSFSR Road
Stibnite Road
Stibnite Gold Project
Public Access Road
Thunder Mountain Road
Horse Heaven Road (FR 233)
Existing Meadow Creek Lookout Road
FR440A
Existing Burnt Log Road
Burntlog Maintenance Facility
Frank Church-River of No Return Wilderness
N
0 5 10
Miles
Legend
Intersection Improvements
Cell Tower Location
Existing Tower Location
VHF Tower Location
Borrow Source
Existing Substation
New Substation
Existing Powerline
Upgraded Powerline
New Powerline
OSV Route
Burntlog Route
Public Roads
BLM
State
USDA Forest Service
BOR
Private Perpetua

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Stibnite Gold Project S-K 1300 Technical Report Summary

15.2	Logistics Facility

The offsite administrative offices, transportation hub, warehousing and assay laboratory needed for the Project, referred to as Stibnite Gold Logistics Facility (SGLF), will be located on private land in Valley County, with easy access to State Highway 55 (Figure 15-2). Operating supplies for the mine will be staged and consolidated at the SGLF to reduce traffic to the site. The southern portion of the facility includes parking for vehicles of construction and operations workers who will be bussed to the site. The northern area of the site is available as a laydown yard for equipment and material staging. An area on the east side of the facility is reserved for potential future construction of a core storage facility.

The administration building and assay laboratory are designed to share a modular building consisting of sixteen 12 ft by 60 ft units, nine dedicated to administration and seven for the laboratory. The Administrative Building includes offices for managers, safety and environmental services, human resources, purchasing, and accounting personnel and includes conference rooms, a break room, and restrooms. Network servers and the communications link for the mine would also be located at this complex as well as the offsite repository for physical and electronic records for mine operations.

The assay laboratory includes offices and laboratory spaces for analytical testing. A sample receiving and handling section is attached to the rear of the laboratory to receive and prepare samples for analysis.

The SGLF design also includes a warehouse to accumulate parts and supplies and a parking area for trucks to check-in and assemble loads prior to traveling to the Project site. A truck scale is planned to verify loads going into and out of the warehouse area, as well as a laydown area for temporary outdoor storage.

15.3	Burntlog Maintenance Facility

The Burntlog Maintenance Facility would be located on NFS land 4.4 miles east of the intersection of Warm Lake and Johnson Creek Roads and would be accessed via the Burntlog Route (Figure 15-2). The facility plans include three buildings: a 7,500-square foot maintenance building; a 7,100-square foot aggregate storage building; a 4,300-square foot equipment shelter; an 825-square foot sleeping quarters; a double-contained fuel storage area housing three 2,500-gallon fuel tanks for on-road diesel, off-road diesel, and unleaded gasoline; a 1,000-gallon used oil tank located inside the maintenance facility; and a 1,000-gallon propane tank for heating.

15.4	Power Supply and Communications

Grid power was selected as the preferred primary power supply for the Project based on its low operating cost, low unit prices, and Idaho Power Company’s existing clean energy portfolio. The existing grid network would need to be upgraded to provide the power necessary to support the 60-megawatt (MW) load. This includes upgrading approximately 63 mi of existing powerlines to 138 kV, and approximately 9 miles of new 138 kV line (Figure 15-2). Additionally, new or upgraded 138 kV substations at Lake Fork, Cascade, Scott Valley, Warm Lake, Thunderbolt Drop, Johnson Creek, and Stibnite, as well as measures to strengthen the voltages on the IPCo system, are required. The 138-kV line would be routed to the Project’s main electrical substation where transformers would step the voltage down to the distribution voltage of 34.5 kV.

The mine site is presently served by a microwave relay on the regional hub on Snowbank Mountain, which is incapable of handling the communications for the planned Stibnite operation. Perpetua Resources consulted with IPCo about adding fiber optic cable to the transmission line between Cascade and Stibnite. Approval was granted and Perpetua Resources would partner with local communication providers to add fiber to the transmission line.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Two-way rapid communication between Burntlog Route equipment operators and ground personnel would be accomplished using a two-way radio system supported by a series of very high frequency (VHF) repeaters placed on public and private land.

A cell tower also would be installed at the mine site to facilitate area communications. The proposed cell tower would be approximately 60 feet tall and located near the proposed transmission line west of the main substation.

15.5	Worker Accommodations

Perpetua Resources has an existing on-site worker housing facility with a capacity for approximately 60 workers. The existing facility would be expanded to provide accommodations during the initial year of construction and a new worker housing facility would be constructed approximately 2 miles south of the ore processing plant area to provide accommodations for the balance of the construction workforce and for the operations workforce. Since the peak construction accommodation requirement for approximately 1,000 workers is well in excess of the operations requirement of approximately 350 workers on site at any one time, leased accommodation units would be used during peak construction activity then demobilized following construction.

15.6	Onsite Infrastructure

Infrastructure in the plant area includes a network of roads, power distribution, surface water diversions, and water pipelines. The contributing processes of oxygen supply, limestone crushing, lime calcining, truck servicing, and water treatment for discharge are also included as infrastructure. The roads that provide access to plant buildings and facilities connect to the access road before it reaches the haul road, facilitating deliveries of equipment, materials, and supplies without conflict with mine traffic. The main roads parallel the EFSFSR and have gentle grades, contributing to safety, even in winter months. Power distribution through most of the site is underground in duct banks or above ground in cable trays, contributing to safety and reduction of conflict with mobile cranes used for maintenance. Powerlines enter the site from the west side into the Main Substation and power is distributed underground to the Oxygen Plant substation and throughout the process area (Figure 15-3). Overhead powerlines distribute power to the north and south of the plant area for water management, truck maintenance, and water reclamation from the TSF. Water from supply wells in the Meadow Creek valley is directed to a collection tank and pumped to the fresh/fire water tank, which is located along the access road at an elevation of approximately 6,800 feet amsl to provide make-up water and water for fire suppression by gravity. The pipelines to and from the fresh/fire water tank, as well as yard piping in the plant area, are buried to protect the lines from freezing.

15.6.1	Oxygen Supply

A cryogenic air separation unit (ASU) is planned to provide the supply of oxygen required in the pressure oxidation process (Figure 15-3). The plant would be supplied and managed by an oxygen supply vendor in an “over-the-fence” agreement. Site grading, concrete, and construction support would be provided by the EPCM contractors. Oxygen would be piped directly from the oxygen plant to the autoclave building. The oxygen plant would have its own electrical power substation adjacent to the plant.

15.6.2	Limestone and Lime

A limestone and lime area is planned to provide neutralization and pH conditioning from locally sourced materials. Limestone quarried from the north end of the West End pit would be hauled to a pad south of the primary crusher pad (Figure 15-3). Limestone would be crushed and screened to feed the lime kiln and the limestone grinding mill. Ground limestone slurry and milk of lime are used to control acid in the autoclave, neutralize solutions and slurries coming out of the POX process, and control pH for leaching.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 15-3:     Process Area Detail

PRIMARY CRUSHING
NORTH
COARSE ORE STOCKPILE
PRIMARY CRUSHER PAD
PEBBLE CRUSHING
NORTH PLANT POND
LIME KILN
LIME SLAKING
LIMESTONE CRUSHING
GRINDING & CLASSIFICATION
PLANT MAINTENANCE
REAGENT BLDG. 1
FLOTATION
MAIN SUBSTATION
GOLD CONCENTRATE THICKENER
GOLD CONCENTRATE SURGE TANKS
CENTRAL PLANT POND
TAILING THICKENER
PROCESS WATER
OXYGEN PLANT
OXIDE/ SULFIDE DETOX
WEST ACCESS ROAD
TAILINGS PUMP HOUSE
AUTOCLAVE
OXIDE LEACH/ CIP
ELECTROWINNING AND FURNACE
NEUTRALIZATION/ SLURRY COOLING
POX CIP
SULFIDE LEACH
EAST ACCESS ROAD
REAGENT BLDG. 2
HAUL ROAD

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Stibnite Gold Project S-K 1300 Technical Report Summary

15.6.3	Water Treatment Plant

Contact water and groundwater pumped from dewatering wells will be used to augment the operation’s water supply demands. Periodically during the mine life, especially in Years 4 through 7, these sources are projected to produce more water than is required to satisfy operational demands. A water treatment plant (WTP) using iron co-precipitation treatment technology is planned to treat up to 2,000 gpm of excess water and discharge it to a permitted outfall on the perennial streams flowing through the site. The WTP would remain available for treating excess contact water generated during the post-closure period. The WTP will be relocated to private land on the TSF buttress after the buttress has been covered and reclaimed.

15.6.4	Truck Shop Area

A truck servicing area is located along the main haul road near the Hangar Flats pit (Figure 15-4). The main truck shop complex includes a parts warehouse, repair shop, truck wash, and tire shop. The mine operations and change house (mine dry) is in an adjacent building. Contact water ponds are present to collect stormwater runoff at the north and south ends of the area. A containment pond for draining the tailings line is located at the far south end of the area adjacent to booster tanks for contact and dewatering water.

Fuel for the operation consists of diesel, gasoline, and propane. Truck and light vehicle fuel is stored and dispensed from tanks at the north end of the truck shop area (Figure 15-4). Propane is stored in a tank north of the lime kiln, which is its primary consumer.

15.7	Water Management

Perpetua Resources will develop a water management system that protects or improves water quality in Project-area streams and provides water for ore processing, fire protection, exploration activities, surface mining (dust control), and potable water needs.

The key water management consideration for the Project site is the large amount of snowmelt runoff during the months of April through June, making spring melt the critical time for water management, storage, and treatment. In general, surface water that comes in contact with materials that have the potential to introduce mining- and process-related contaminants (contact water) is kept separate from surface water that originates from undisturbed, uncontaminated ground (non-contact water). This is accomplished by diverting clean water around mine facilities and collecting and reusing, evaporating, or treating and discharging contact water.

Meteoric and tailings consolidation water will be reclaimed from the TSF and would supply the majority of the water needed for ore processing. Additional water needs would be supplied from: pit dewatering, reuse of stored contact water, groundwater wells, and a surface intake near the upstream portal of the EFSFSR diversion tunnel.

Active dewatering will be required at the Yellow Pine and Hangar Flats pits, generally from alluvium and fractured bedrock wells, with total pumping ranging from zero to up to approximately 2,100 gpm over the life of mine. Excess dewatering water not used for ore processing would be treated, if required, and discharged to a surface outfall.

Major water diversions include construction of a tunnel and fishway to divert the EFSFSR and provide fish passage around the Yellow Pine pit, and surface diversions of Meadow Creek at the TSF, TSF Buttress, and Hangar Flats pit.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 15-4:     Truck Shop Area Detail

Contact water from the pits, stockpiles, TSF buttress, truck shop, ore processing facilities, and legacy materials exposed during construction would be collected in lined ponds or in-pit sumps for later use in ore processing, dust control, or treatment for discharge. Water management features would be phased in and out as mining progresses and the amount of surface area generating contact water increases as pits, stockpiles, and DRSFs expand and are removed as backfilling and reclamation is completed. Aggregate contact water pond storage varies according to mine phase and is roughly 300 to 400 ac-ft over the mine life (excluding storage in pits), and approximately 200 ac-ft at the TSF in closure.

Three water types will require treatment over the life of the Project: contact water, including dewatering water, from mine facilities (construction through closure); process water from the TSF (closure); and sanitary wastewater (construction through early closure). Iron coprecipitation was selected for contact and process water treatment, as arsenic and antimony are the key constituents of concern in mine-impacted water at the site. During operations, treating and releasing contact water is generally limited to periods when a significant amount of dewatering water is being produced, or seasonally in wet years. During construction and at closure, absent a water demand for ore processing, less contact water can be consumed and proportionally more must be disposed of through evaporation or treatment and discharge. The variability in water excess is met with a phased water treatment approach, with approximately 300 gpm of treatment capacity during construction, 1,000 gpm early in operations, ramping up to 2,000 gpm during the peak of dewatering excess, and returning to 1,000 gpm through closure. Throughout the mine life, treatment would be augmented by forced evaporation when seasonal water storage and weather allows. Contact water volumes decline rapidly at closure as facilities are covered and reclaimed, but post-closure treatment is anticipated for the TSF until approximately 25 years after tailings deposition ceases when tailing consolidation water is predicted to be minimal.

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Stibnite Gold Project S-K 1300 Technical Report Summary

15.8	Tailings Management

The Project anticipates producing approximately 120 million tons of tailings solids. The tailings would contain trace amounts of cyanide and metals (including arsenic and antimony), so a fully lined containment facility utilizing a composite liner is proposed to isolate the tailings and process water from the subsurface. The TSF impoundment, embankment, and associated water diversions would occupy approximately 423 acres at final buildout. The TSF location relative to other project features is shown on Figure 15-1.

15.8.1	TSF Design Criteria

The TSF is designed as a rockfill embankment, a fully lined impoundment, and appurtenant water management features including a surface diversion of Meadow Creek and its tributaries around the facility. A rockfill buttress abutting the TSF embankment substantially enhances embankment stability. Historical spent heap leach ore would be reused in TSF construction in locations isolated from interaction with water, but the majority of the rockfill would be development rock sourced from the open pits. Design criteria were established based on the facility size and risk using applicable dam safety and water quality regulations and industry best practice for the TSF embankment on a standalone basis; the addition of the buttress substantially increases the safety factor for the design to approximately double the minimum requirements. Table 15-1 lists the design criteria for the TSF.

Table 15-1:     Tailings Storage Facility Design Criteria

Parameter		Minimum Value	Comments
Solution and Water Management	Inflow Design Flood (IDF) – Impoundment	24-hour Probable Maximum Flood (PMF)	Facility will provide reserve storage capacity above the normal operating pool to store the IDF, assuming diversions fail at the onset of the storm. No operational spillway is included.
	IDF - Diversions	1% annual exceedance probability (AEP) (1-in-100-year event)	Diversions will convey peak flow from IDF without damage.
	Freeboard – Impoundment	4 feet	2’ wave height + 2’ dry freeboard above stored IDF and operational pool combined
	Freeboard – Diversions	1 foot
Geotechnical Stability	Static Factor of Safety (FOS)	1.5
	Pseudo-static (Earthquake) FOS	1.0
	Design Earthquake	2,475-year – operations (OBE); Maximum Credible Earthquake (MCE) – embankment and post-closure

2,475-year OBE applies to temporary slopes (TSF interior, excluding the upstream embankment face) that are overtaken and buttressed by tailings as the facility fills.

MCE applies to embankment during both operations and closure.

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Stibnite Gold Project S-K 1300 Technical Report Summary

The TSF embankment would be constructed of compacted mine development rock and overburden, spent heap leach material, and overburden from borrow sources within the impoundment footprint. Rockfill would be placed in zones of successively more stringent lift height and compaction criteria approaching the liner (Figure 15-5), with the final liner bedding (directly under the liner system) consisting of well-graded silt, sand, and gravel. The development rock TSF Buttress would be placed on the east side of the TSF embankment, providing additional short- and long-term geotechnical stability. Engineered slope preparation fill (Figure 15-6) would be placed against steep slopes within the impoundment to flatten and smooth slopes to facilitate liner placement. Slope preparation fill would consist of spent ore, alluvium, colluvium, previously -mined rock, till, or rock borrowed from within the limits of the TSF or open pits, depending on material availability as the fills are expanded.

15.8.2	TSF Expansion Staging

TSF expansion is planned at intervals throughout the mine life to align with tailings storage and freeboard requirements, beginning with a starter embankment constructed to a crest elevation of approximately 6,850 feet (or approximately 245 feet above the existing ground surface). The final embankment height design is approximately 475 feet at a crest elevation of 7,080 feet. Predicted fill rates and staging are based on tailings consolidation testing and modeling, the mine plan, and the site-wide water balance. Buttress staging is driven by the availability of development rock from the open pits, such that development rock will be placed in the buttress when not needed for embankment construction. Impoundment and embankment construction and liner installation to the elevation of the first stage are planned for the preproduction period. The bulk of the embankment and buttress rockfill would be placed well in advance of the need for lined storage due to the production of development rock so that the embankment crest reaches its maximum elevation by end of the fifth year of production. Subsequent facility expansions would thus consist of placement of the finer, thinner lift-height material on the upstream embankment face; clearing and fill within the impoundment; liner bedding placement; and liner installation and drain extensions throughout the facility. Five total stages are envisioned, with a facility expansion planned every 3 years on average during operations, as illustrated by the filling curve (Figure 15-7).

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 15-5:     TSF Embankment Section

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Stibnite Gold Project S-K 1300 Technical Report Summary

Figure 15-6:     TSF Engineered Slope Section

Note: Slope preparation fill crest is sloped. Referenced crest elevation is the slope preparation fill crest at the TSF embankment.

Figure 15-7:     Tailings Storage Facility Fill Curve

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Stibnite Gold Project S-K 1300 Technical Report Summary

15.8.3	TSF Liner and Drainage Systems

The TSF impoundment (including the upstream embankment face) is designed to be composite-lined with geosynthetic materials to prevent seepage of process water or transport of tailings out of the facility. The upper layer of the composite liner will consist of 60mil (1.5 mm) linear low-density polyethylene (LLDPE) geomembrane, textured on one side for stability on slopes. A geosynthetic clay liner (GCL) will be placed underneath the geomembrane layer, providing a self-sealing leakage barrier should the geomembrane liner be torn or punctured, and improving contact between the liner system and the subgrade, both of which reduce leakage. A network of geosynthetic drains would be placed above portions of the geomembrane liner to reduce hydraulic head on the liner and excess pore pressure in the overlying tailings. The drains would report to a sump near the upstream embankment toe, and the water would be pumped out to the pool or reclaim system for reuse.

Where suitable soil exists (typically in valley bottoms), it would be scarified and re-compacted to prepare the liner subgrade, or a minimum of 12 inches of liner bedding fill would be placed. Steep, rocky hillsides (approximately 1/3 of the TSF footprint) would be covered with slope preparation fill to cover rock outcrops and flatten slopes sufficiently to allow liner placement.

Underdrains installed during site preparation would collect spring and seep flows beneath the TSF impoundment liner and embankment, reducing hydrostatic uplift on the liner system, and convey the collected water beneath the TSF embankment and buttress. The underdrains would be a series of parallel drains with branching laterals. Underdrain flows would be collected in a sump upstream of the discharge point, monitored for water quality, then discharged to surface water or pumped to the ore processing facility for use as makeup water.

15.8.4	Tailings Distribution and Water Management

Thickened tailings slurry would be pumped from the tailings thickener at the process plant to the crest of the embankment and then around the perimeter of the TSF in a distribution header. The tailings pipeline and pumping system would require sufficient head and operating flexibility to deliver tailings to the back of the TSF as the embankment increases in height over the 14.25-year operational life of the facility. Horizontal centrifugal pumps that increase in number as the embankment height increases would be used to pump the tailings from the thickener to the TSF. The initial requirement includes five operating pumps and five standby pumps. One additional pump and one standby will be added during the Stage 3 TSF expansion to provide the necessary lift to deliver tailings for the remainder of mine life. The ultimate configuration would include six operating pumps and six standbys.

Thickened tailings would be deposited in the TSF from a series of droppipes (spigots) originating from a 20-inch HDPE tailings distribution header along the facility perimeter bench. Subaerial tailings deposition would promote drying and consolidation of the tailings. Rotating the active deposition points would allow additional drying, and sequencing of deposition would allow gradual development of a tailings beach that slopes generally from west to east within the facility, mimicking the pre-Project valley drainage and simplifying facility closure. Development of a tailings beach around the perimeter would provide a measure of protection against floating ice damaging the liner system.

The tailings pipeline from the mill to the TSF would be HDPE-lined, 18-inch carbon steel pipe. Light vehicle roads and haul roads would connect the ore processing facility and the TSF. The tailings delivery and reclaim water return pipelines would parallel the roads (Figure 15-1) with secondary containment provided throughout the pipeline length. Secondary containment for pipelines would consist of a backfilled geomembrane-wrapped trench, pipe-in-pipe, or open geosynthetic-lined trench, depending on location. The pipeline corridor would drain to one of two pipeline maintenance ponds – one at the truck shop and one at the ore processing facility. A 12-inch to 16-inch (size variable according to elevation) HDPE reclaim water line would be co-located in the trench to provide secondary containment of process water being reclaimed from the TSF. The slurry line from the Bradley Tailings recovery operation would also share this trench until it is no longer required. In approximately Year 4, a portion of the tailings pipeline would be rerouted to the southeast to accommodate the growth of the Hangar Flats open pit and associated reconfiguration of haul roads.

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Stibnite Gold Project S-K 1300 Technical Report Summary

TSF water management facilities include diversions, underliner, and overliner drainage systems, the reclaim system, and evaporators. The TSF would be operated as a zero-discharge facility meaning no water would be discharged to the surface water or groundwater except under unusual circumstances and in compliance with applicable laws, until closure when water treatment would be implemented. During operations, water collected in or falling on the surface of the TSF would drain to the supernatant pool on top of the tailings and be recycled along with tailings consolidation water for use in ore processing via barge-mounted pumps discharging to the reclaim pipeline. Clean water would be diverted around and under the facility in surface diversions and underdrains. Surface water diversion channels would serve to temporarily divert Meadow Creek and its tributaries around the TSF and TSF Buttress, while underdrains constructed in valley bottoms would collect springs and natural seeps and prevent accumulation of water under the liner system. Snowmaker-type evaporators installed at the TSF would be used to dispose of excess water as needed. The geo-composite overliner drain system would report to a sump near the upstream embankment toe, from where it would be pumped out and the water returned to the TSF water pool. Table 15-2 summarizes the TSF design.

Table 15-2:     TSF Design Summary

Design Aspect	Description
Underdrains	Mains: perforated pipe and gravel in geotextile-wrapped trenches. Laterals: geo-composite drains.
Subgrade	Reworked and compacted in situ materials, or minimum 12 inches of liner bedding fill.
Liner Subbase	Geosynthetic clay liner.
Primary Liner	60-mil LLDPE, single-side textured.
Overliner Drains	Geosynthetic strip drains.
Leak Detection	Sampling of underdrains and downgradient monitoring wells.
Deposition Strategy	Subaerial; depositing from perimeter of impoundment and embankment with pool on east side near, but not normally in contact with, embankment.
Reclaim	Pumped from barge (vertical turbine pumps).
Excess Water Disposal	Consumption in process (operations), mechanical evaporators (operations and closure), water treatment, and discharge (closure).
Diversions	Surface channels, in rock cuts or lined with geosynthetics, concrete cloth, or riprap and GCL. Parallel or embedded pipe for low flows (stream temperature mitigation measure).

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SECTION 16 TABLE OF CONTENTS

SECTION	PAGE

16	Market studies	16-1

16.1	Doré Payabilities, Refining and Transportation Assumptions	16-1

16.2	Antimony Concentrate Payability and Transportation Assumptions	16-1

16.3	Metal Prices	16-2

16.4	Contracts	16-2

16.5	References	16-2

SECTION 16 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 16-1:	Dore Payables, Refining and Transportation Assumptions	16-1

Table 16-2:	Antimony Concentrate Payables and Transportation Assumptions	16-1

Table 16-3:	Assumed Metal Prices by Case	16-2

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16	Market studies

The Stibnite Gold Project anticipates generation of two saleable products: doré bars and an antimony concentrate. The doré bars would contain gold and silver and would need to be shipped to a refinery to separate the precious metals from impurities and each other. The antimony concentrate consists predominantly of stibnite but also contains gold, silver, and impurities, so it must be shipped to a facility for smelting or refining to separate the valuable components.

16.1	Doré Payabilities, Refining and Transportation Assumptions

The economic analysis assumes that doré could be readily sold for refining without element penalties. Typical gold and silver doré payabilities, refining, and transportation charges are provided in Table 16-1.

Table 16-1:     Dore Payables, Refining and Transportation Assumptions

Parameter	Gold in Doré	Silver in Doré
Metal Payability in Doré	99.5%	98.0%
Refining Charges	$1.00/oz Au	$0.50/oz Ag
Transportation Charges	$1.15/oz Au	$1.15/oz Ag

16.2	Antimony Concentrate Payability and Transportation Assumptions

A market study for the sale of antimony concentrate was completed by a confidential independent leading industry participant. The marketing study was based on preliminary antimony concentrate production estimates, and ranges for projected antimony, gold, silver, and deleterious element grades in the concentrate.

Table 16-2 summarizes the antimony concentrate payables and transportation charges assumptions for this study, based on the payability information provided by the industry participant and on the concentrate transportation costs estimated for this study.

Table 16-2:     Antimony Concentrate Payables and Transportation Assumptions

Parameter	Concentrate Payables and Transportation Charges
Antimony Payability	Constant at 68% (based on a constant life-of-mine concentrate grade of 59%)
Gold Payability	<5.0 g/t Au no payability ≥5.0 g/t ≤8.5 g/t Au payability of approximately 15 - 20% ≥8.5 g/t ≤10.0 g/t Au payability of approximately 20 - 25% ≥10.0 g/t Au payability of approximately 25%
Silver Payability	<300 g/t Ag no payability ≥300 g/t ≤700 g/t Ag payability of approximately 40 - 50% ≥700 g/t Ag payability of approximately 50%
Transportation Charges	$151/wet tonne from site to Asia

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Stibnite Gold Project S-K 1300 Technical Report Summary

16.3	Metal Prices

The metal prices selected for the five economic cases in this report are shown in Table 16-3; the basis for selection of these metal prices is also provided in the table.

Table 16-3:     Assumed Metal Prices by Case

Case	Metal Prices			Basis
	Gold ($/oz)	Silver(1) ($/oz)	Antimony(2) ($/lb)
Case A	1,350	16.00	3.50	Case consistent with the gold price used in the PFS (M3, 2014).
Case B (Base Case)	1,600	20.00	3.50	Base case derived from the approximate 3-year trailing average gold price and is consistent with the gold price used in the FS (M3, 2020).
Case C	1,850	24.00	3.50	Case corresponds to the approximate peak Q4 2021 spot gold price.
Case D	2,100	28.00	3.50	Case corresponds to the approximate peak 2020 spot gold price.
Case E	2,350	32.00	3.50	Upper bound case provides investors with insight into the revenues generated by the Project at an elevated long term gold price.

Notes:

(1)  The base case silver price was set at a gold:silver ratio ($/oz:$/oz) of 80:1 or $20/oz. The base case price was then varied similar to the way the gold price was varied (in this case by $4/oz Ag versus $250/oz Au) for the other cases.

(2)  Antimony prices were assumed to be constant at $3.50/lb for all cases as antimony does not historically vary proportional to the gold and silver prices and is not expected to do so in the future. The $3.50/lb price was derived from a market study undertaken by an independent expert in antimony markets.

16.4	Contracts

There are no mining, concentrating, smelting, refining, transportation, handling, sales and hedging, forward sales contracts, or arrangements for the Project. This situation is typical of a project that is still several years away from production.

16.5	References

M3 Engineering & Technology (2014). Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, December 8, 2014, amended March 28, 2019.

M3 Engineering & Technology (2020). Stibnite Gold Project Feasibility Study Technical Report, prepared for Midas Gold, December 22, 2020.

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SECTION 17 TABLE OF CONTENTS

SECTION	PAGE

17	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups	17-1

17.1	Environmental Studies	17-1

17.1.1	Historical Environmental Studies	17-1

17.1.2	Perpetua Resources Environmental Studies	17-2

17.2	Environmental Modeling	17-2

17.3	Mine-Impacted Water Treatment	17-3

17.4	Permitting	17-4

17.4.1	Major State Authorizations, Licenses, and Permits	17-4

17.4.2	Local and County Requirements	17-6

17.4.3	Idaho Joint Review Process	17-7

17.5	Social and Community Impacts	17-7

17.5.1	Economic Effects	17-7

17.5.2	Community Agreements	17-8

17.5.3	Community Engagement	17-8

17.5.4	Tribal Engagement	17-9

17.6	Compensatory Mitigation	17-9

17.7	Closure and Restoration	17-9

17.7.1	Tailings Storage Facility and Buttress	17-10

17.7.2	Mine Pit Reclamation	17-11

17.7.3	Plant Site and Related Infrastructure	17-12

17.8	Closure and Reclamation Costs, and Financial Assurance	17-13

17.9	Environmental Monitoring and Reporting	17-13

17.10	References	17-13

SECTION 17 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 17-1:	Perpetua Resources Environmental Baseline Studies	17-3

Table 17-2:	Federal, State, and County Permit Applications and Status	17-6

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Stibnite Gold Project S-K 1300 Technical Report Summary

17	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups

The Stibnite District has been mined extensively for tungsten, antimony, mercury, gold, and silver since the early 1900s, which produced significant legacy environmental impacts. Cleanup efforts undertaken by federal and state agencies and private entities have partially mitigated some of those historical impacts, but significant legacy environmental impacts persist to this day. Development of the Project presents the opportunity of mitigating those historical impacts.

Perpetua Resources established an environment, social and governance (ESG) approach focused on a “net-benefit” goal. Perpetua Resources focused on several key restoration and mitigation principles. These principles included:

•	conduct activities in an environmentally responsible manner;

•	utilize previously disturbed areas;

•	improve fish passage and habitat;

•	remove, reprocess, or reuse legacy mine wastes to protect and improve water quality;

•	revegetate disturbed or burned areas to improve wildlife habitat and reduce sediment loads; and,

•	restore or enhance wetlands and streams.

Perpetua Resources plans to provide Project restoration and mitigation projects that are both durable and additive with the intent of producing mitigation outcomes exceeding those which would have occurred in the absence of the Project.

Perpetua Resources’ plans for environmental restoration, compliance, permitting, and collaboration with local and community groups are adequate to support responsible development of the Project in the opinion of the qualified person.

17.1	Environmental Studies

An extensive dataset demonstrating historical and existing conditions exists for the Project site, including data collected by contractors for the US Forest Service (USFS) and EPA, the US Geological Survey (USGS), prior mine operators, and Perpetua Resources and its contractors.

Assessments by several Perpetua Resources and Federal agency contractors determined that there were several pre-existing, significant and moderate, recognized environmental conditions and overall water quality in all drainages was impaired due to naturally occurring mineralization and impacts associated with historical mining.

Perpetua Resources’ environmental resource baseline data collection program was initiated in 2011, and baseline monitoring reports were submitted in 2017 to regulators, but certain studies are ongoing to provide monitoring data, and additional supplementary studies have been prepared per agency requests. Baseline data from all sources informed environmental modeling and Project design.

17.1.1	Historical Environmental Studies

Historical environmental studies and effects analysis conducted for the site supported the preparation of Environmental Impact Statements for Superior’s and Hecla’s legacy mining and heap-leaching operations for the West End and Homestake mines, respectively. These operations were permitted in the 1980s and included subsequent expansion of West End mining activities in the 1990s.

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Stibnite Gold Project S-K 1300 Technical Report Summary

An environmental site characterization was conducted at the Project site from 1998 through 2000 by URS for the USFS and the EPA (the “URS Report”; URS, 2000). Subsequent to the URS Report, Millennium Science and Engineering Inc. (MSE) conducted additional investigations and published an Engineering Evaluation and Cost Analysis (EE/CA) in 2003 (MSE, 2003).

Although some portions of the Project site were placed on the Federal Facilities Docket on September 25, 1991, and are currently listed on the Comprehensive Environmental Response, Compensation, and Liability Information System (CERCLIS) List (No. ID9122307607), in 2001 both the EPA and the Bureau of Environmental Health and Safety (BEHS), Division of Health, Idaho Department of Health and Welfare determined the risk to be too low for listing the site on the National Priorities List (NPL).

17.1.2	Perpetua Resources Environmental Studies

In 2009 and 2010, Perpetua Resources and Vista US contracted MSE to conduct Phase I and Phase II Environmental Site Assessments (ESAs) to identify Recognized Environmental Conditions (RECs) in connection with the Property. The ESAs identified several RECs, but none were categorized as imminent threats to human health or the environment; however, the ESAs indicated that overall water quality in all drainages was impaired due to naturally occurring mineralization and impacts associated with historical mining.

In 2011, Perpetua Resources initiated an environmental resource baseline data collection program to establish the existing environmental conditions, identify and quantify environmental risks and liabilities, monitor for potential impacts from onsite activities, and generate baseline reports for project approval and permitting efforts. Table 17-1 summarizes the nature, timeframe, and contractors responsible for Perpetua Resources’ environmental baseline studies. While baseline monitoring reports were initially submitted in 2017 in support of NEPA analysis, certain of the studies continue to provide monitoring data, and additional supplementary studies have also been prepared per adequacy review comments from the agency interdisciplinary teams convened for the NEPA analysis.

17.2	Environmental Modeling

Perpetua Resources and its contractors developed predictive models for use in environmental evaluation and feasibility level engineering studies. Environmental models include air emissions modeling, a regional hydrogeologic/groundwater flow model and meteoric water balance, a stream and pit lake network temperature model (SPLNT), geochemistry / site-wide water chemistry (SWWC) loading model, and site-wide water balance (SWWB). The modeling process involved development of conceptual models, work plan approval by the regulatory agencies, development and calibration of existing conditions models, and development of predictive models for the proposed action and alternatives to the proposed action. The suite of models facilitated environmental analysis, evaluation of alternate design scenarios, and design trade-offs. Environmental modeling has been a key tool for advanced engineering and identification of Project modifications and appropriate mitigation measures to reduce cost and environmental impact. Key Project changes and mitigation measures incorporated into the PFS to address results of analyses in the DEIS, and comments received from stakeholders before and during the DEIS comment period, include: contact water treatment; expanded use of low-permeability geosynthetic covers; mine plan changes to eliminate some facilities, reduce facility size, backfill pits, and reduce the acreage of concurrent disturbance; and modifying water diversion designs to reduce summer stream temperatures.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 17-1:      Perpetua Resources Environmental Baseline Studies

Baseline Resource	Baseline Study Document(s)	Preparers	Date
Air Quality	Air Quality Baseline Study	Stantec Consulting	Apr 14, 2017
Aquatics	Aquatic Resources Baseline Study	MWH Americas	Apr 28, 2017
	Aquatic Resources 2016 Baseline Study - Addendum Report	GeoEngineers	Jul 19, 2017
Cultural	Cultural Resources Baseline Studies 2011-2017 Summary Report	HDR	Apr 14, 2017
Environmental Justice	Environmental Justice Baseline Study	HDR	Apr 14, 2017
Geochemistry	Phase 1 Baseline Geochemical Characterization Report	SRK	May 2, 2017
	Phase 2 Baseline Geochemical Characterization Report		May 5, 2017
Geology	Geological Resource Baseline Study	MGII	May 19, 2017
Geotechnical	Geotechnical Summary Report	STRATA	May 19, 2017
	Geotechnical Investigations Summary Report	Tierra Group	Dec 12, 2018
Groundwater Hydrology	Groundwater Hydrology Baseline Study	Brown and Caldwell	Jun 30, 2017
Groundwater Quality	Groundwater Quality Baseline Report	HDR	Jun 30, 2017
Hazardous Materials	Hazardous Materials Baseline Study	HDR	Apr 28, 2017
Land Use	Land Use Baseline Study	HDR	Apr 14, 2017
Noise	Noise Baseline Study	HDR	Apr 28, 2017
Public Health/ Safety	Public Health and Safety Baseline Study	HDR	Apr 28, 2017
Recreation	Recreation Baseline Study	HDR	Apr 14, 2017
Socioeconomics	Socioeconomic Baseline Study	Univ. of Idaho	Apr 28, 2017
Soils	Soil Resources Baseline Study	MGII	Apr 28, 2017
	Soil Salvage Report	Tetra Tech	Dec 20, 2017
Surface Water Hydrology	Surface Water Hydrology Baseline Study	HydroGeo	Jun 30, 2017
Surface Water Quality	Surface Water Quality Baseline Study	HDR	Jun 30, 2017
Transportation	Transportation Baseline Study	HDR	Apr 26, 2018
Vegetation	Vegetation Baseline Study Vegetations Baseline Study Addendum	HDR	Apr 14, 2017 Apr 26, 2018
Visual	Scenic Resources Baseline Study	HDR	Apr 14, 2017
	Key Observation Points and Viewshed Simulations	Tetra Tech	Jan 15, 2019
Water Resources	Water Resources Summary Report	Brown and Caldwell	Jun 30, 2017
Water Rights	Water Rights Baseline Study	HDR	Apr 19, 2017
Wetlands	Wetland Resources Baseline Study, Addendums, and Jurisdictional Determination	HDR	Apr 19, 2017
Wildlife	Terrestrial Wildlife Baseline Study	Strobilus Environmental	Dec 1, 2013
	Terrestrial Wildlife Baseline Study Updates	Garcia & Associates	Apr 14, 2017 Apr 26, 2018

17.3	Mine-Impacted Water Treatment

The seasonal water balance excess and predicted leaching of arsenic and antimony from mined materials lead to a need to dispose of water which would not meet discharge water quality standards absent treatment. Based on measured and predicted water quality and anticipated discharge water quality standards (typically either the acute cold-water biota or drinking water standards, depending on constituent), dewatering water, seepage, and contact stormwater would require treatment before discharge during operations. In closure, once other facilities are reclaimed, TSF water would require treatment. Mechanical evaporation would be used along with active, and potentially passive, water treatment to manage excess water at site. Due to the need to remove arsenic and antimony, iron coprecipitation was selected as the primary technology for active treatment. Required water treatment capacity varies from construction through closure, according to the site water balance changes and storage capacity, peaking in the middle of operations at approximately 2,000 gpm when both Hangar Flats and Yellow Pine pits are being mined, declining to approximately 1,000 gpm later in operations as facilities are concurrently reclaimed, and continuing until after the TSF is covered to manage tailings consolidation water. Post-closure water treatment will continue until approximately Year 40 (approximately 25 years after the end of ore processing operations).

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Stibnite Gold Project S-K 1300 Technical Report Summary

17.4	Permitting

Approval of the Project requires completion of the Environmental Impact Statement (EIS) in compliance with the National Environmental Policy Act (NEPA), which requires federal agencies to study and consider the probable environmental impacts of a proposed federal action before deciding on that action. For the Project to proceed, there are multiple federal actions required as described in the Draft EIS (DEIS) for the Project which is available at https://www.fs.usda.gov/project/?project=50516. In addition to federal permits, the Project requires multiple state and local permits, which also are described in the DEIS. The DEIS was issued by the USFS for public review in August 2020, and the public comment period concluded in October 2020. State and local permitting processes are integrated through the Idaho Joint Review Process (IJRP) in progress concurrent with preparation of the EIS, and include water discharge (IPDES), air quality, cyanidation, groundwater, water rights, dam safety, mine closure and reclamation plans, building permits, sewer and water systems, among others. Once the USFS completes revisions to the DEIS, a Final EIS will be issued which will support the Record of Decision (ROD) to be issued by the federal authorities.

The EIS and the related ROD serve as an overarching procedural permitting requirement, as well as that of at least three other primary federal and state authorizations or determinations:

•	IPDES Permit for water discharge (formerly National Pollutant Discharge Elimination System [NPDES]) – Idaho gained primacy from EPA for enforcement of this section of the CWA in 2018;

•	United States Army Corps of Engineers (USACE) CWA Section 404 Dredge and Fill Permit and determination of the Least Environmentally Damaging Practicable Alternative (LEDPA); and

•	Endangered Species Act (ESA) Biological Opinion.

The EIS and ROD for the PRO effectively drive the entire permitting process, since a completed final EIS and favorable ROD are generally required before these important clearances can be obtained or utilized.

Other primary federal and state authorizations and/or permits are described in the sections which follow. The discussion ties the EIS and other permitting requirements together in terms of an estimated schedule and costs for completing the program. Table 17-2 provides a summary of the status of the other federal, state, and local permitting processes.

17.4.1	Major State Authorizations, Licenses, and Permits

The federal and state application processes would be integrated and processed concurrent with the EIS. The key authorizations, licenses, and permits required by the State of Idaho are as follows:

•	IPDES (formerly NPDES) permit is discussed above.

•	Air Quality Application for Permit to Construct and Operate is required by IDEQ prior to construction and assesses the air pollutant emissions from stationary sources, determines the allowable impacts to air quality and prescribes measures and controls to reduce and/or mitigate impacts.

•	A Cyanidation Permit is required by IDEQ and is applicable for cyanidation facilities. Perpetua Resources intends to produce gold doré onsite and uses cyanide in its production. The regulations apply to both operations and closure and reclamation of any cyanide facility, which includes the TSF and elements of the processing plant and associated pipelines.

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Stibnite Gold Project S-K 1300 Technical Report Summary

•	The Ground Water Rule establishes minimum requirements for ground water protection through standards and a set of aquifer protection categories. Perpetua Resources has requested the establishment of points of compliance outside and downgradient from the mine area(s). Perpetua Resources is working with IDEQ to establish reasonable upper-tolerance limits for all compliance wells. These upper-tolerance limits would consider the high baseline (due to legacy mining) and naturally occurring background levels for several parameters.

•	Total Maximum Daily Loads (TMDL) are generally assessed on a sub-basin level in Idaho, which means water bodies and pollutants within a hydrologic sub-basin are generally addressed within a sub-basin report. No TMDL has been established for the EFSFSR, and none is presently in progress.

•	Water Rights – As described in Section 4 of this technical report, Perpetua Resources currently holds four permanent water rights associated with the mining activity area. Additional water rights will need to be secured through direct permit application and subsequent approval of such rights from the Idaho Department of Water Resources (IDWR) to have sufficient water rights to support Project development. Preparation of an application for these water rights is in progress.

•	A Stream Channel Alteration Permit is required by the IDWR for a modification, alteration, or relocation of any stream channel within or below the mean high-water mark. This permit would be obtained in conjunction with any USACE 404 permit obtained for relocating portions of Meadow Creek, EFSFSR, and their tributaries.

•	Dam Safety permits must be obtained for dams greater than 10 ft high impounding a reservoir exceeding 50 acre-feet in volume. Mine tailings impoundments greater than or equal to 30 ft high are regulated by IDWR in the same manner. Three of the proposed lined contact water storage ponds would also be jurisdictional, and applications for those ponds will be submitted to IDWR in advance of pond construction.

•	The drinking water system(s) design(s) must be approved prior to use and comply with the Safe Drinking Water Act. IDEQ also requires approval of plans and specifications for any new sewage treatment and disposal for the Project.

•	Fuel Storage Facilities must comply with IDEQ design and operating standards, as well as Idaho State Fire Marshal and Valley County requirements. Spill reporting requirements for federal and state agencies are necessary components of spill prevention containment and countermeasures (SPCC) plans prepared under the authority of EPA.

•	A comprehensive Reclamation Plan must be submitted and approved by the Idaho Department of Lands (IDL) for mining activities on patented land that must also address appropriate BMPs and provide for financial assurance in the amount necessary to reclaim those mining activities. The Reclamation and Closure Plan (RCP) (Tetra Tech, 2019a) is under review by USFS, IDL and other agencies. An updated RCP is in preparation, reflecting changes to the project layout, while retaining the reclamation and restoration approach.

•	Approval of a historic/cultural resources assessment by the State Historic Preservation Office is required because the Project is located within the Stibnite National Historic District. No designated historical buildings are present.

•	Others – State requirements would also involve compliance with the Idaho Solid Waste Management Regulations and Standards transportation safety requirements enforced by the Idaho Public Utilities Commission, and others.

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Table 17-2:      Federal, State, and County Permit Applications and Status

Federal Government	Permits and Approvals	Status	Submittal
Forest Service	• Road Use Permit • Mineral Material Permit • Timber Sale Permit and Contract • Powerline SUP	• Planning • Planning • Planning • Planning	• Post-FEIS • Post-FEIS • Post-FEIS • Post-FEIS
Army Corps of Engineers	• Clean Water Act Section 404 Permit • 401 Certification	• In Preparation • In Preparation	• Post-DEIS • Post-DEIS
US Bureau of Reclamation	• Transmission Line upgrade permit	• In Preparation	• Post-FEIS
Environmental Protection Agency	• Construction General Permit • Multi-Sector General Permit (2020) • Stormwater Pollution Prevention Plan • Spill Prevention Plan (SPCC) • EPA Waste Generator ID • SARA Title III – EPCRA • TSCA – TRI	• In Preparation • In Preparation • Issued, Update in Preparation • Planning • Planning • Planning • Planning	• Post-FEIS • 4Q 2020 • Post-DEIS • Post-FEIS • Post-FEIS • Post-FEIS • Post-FEIS
Federal Communications Commission	• Radio Authorizations	• Planning	• Post-FEIS
Bureau of Alcohol, Tobacco, Firearms and Explosives	• Permit for Transporting, Storage and Use of Explosives	• Planning	• Post-ROD
Mine Safety and Health Administration	• Mine Identification Number • Legal Identity Report • Ground Control Plan • Part 48 Training Plan • Commencement of Operations	• Planning • Planning • Planning • Planning • Planning	• Post-ROD • Post-ROD • Post-ROD • Post-ROD • Post-ROD
State of Idaho	Permits and Approvals	Status	Submittal[1]
Department of Environmental Quality

•    Air Quality Permit to Construct

•    Cyanidation Permit (coordinate with IDL)

•    Idaho Pollutant Discharge Elimination System

•    Point of Compliance

•    Wastewater Treatment Permit

•    Drinking Water Permit

•    Solid Waste permits

•    Water Reuse Permit[1]

•    Clean Water Act Section 401 Certification

		• Draft Permit in review • In Preparation • In Preparation • In Preparation • Planning • Planning • Planning • Planning • In preparation	• 4Q 2020 • Post-FEIS • Post-DEIS • Post-FEIS • Post-FEIS • Post-FEIS • Post-FEIS • Post-FEIS • Post-DEIS
Department of Health and Welfare	• Septic System Approval • Food Establishment License	• Planning • Planning	• Post-FEIS • Post-FEIS
Department of Water Resources	• Water Rights • Mine Tailings Impoundment / Dam Safety approval • Dam Safety approval for contact water ponds	• In Preparation • In Preparation • Planning	• Post-FEIS • Post-FEIS • Post-FEIS
State Historic Preservation Office (SHPO)	• Cultural (SHPO) Clearance	• Planning	• Post-FEIS
Department of Lands	• Mine Operating Plan (PRO) • Mine Reclamation and Closure Plan (RCP) • Mine RCP for Preferred Alternative • Reclamation Financial Assurance	• Completed • In Preparation • In Preparation • In Preparation	• 3Q 2016 • Post-DEIS • Post-FEIS • Post-FEIS
Valley County	Permits and Approvals	Status	Submittal[1]
Planning and Zoning Department	• Conditional Use Permit (numerous)	• Various	• Variable
Building Department	• Building Permits	• Planning	• Post-FEIS
Road Department	• Annual road use permits	• Planning	• Post-FEIS
Note: 1. Permit requirement is under evaluation.

17.4.2	Local and County Requirements

There are several other permits and approvals that would apply to the Project including:

•	Conformance with the Valley County Comprehensive Plan;

•	Issuance of building permits and conditional use permits by Valley County; and

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Stibnite Gold Project S-K 1300 Technical Report Summary

•	Sewer and water systems approval by Central District Health Department, and various other authorizations.

A key annual authorization by the Valley County Road Department is the Valley County Road Use Permit for summer and winter road maintenance. This permit addresses standard operating procedures for the County maintained road route to be used, snow removal, dust suppression, and seasonal load limits.

As the Project facilities lie outside incorporated towns, except for portions of the power line upgrades which are on already-existing utility rights-of-way, there are no applicable local approvals below the County level.

17.4.3	Idaho Joint Review Process

The IDL is responsible for implementation of the Idaho Joint Review Process (IJRP). The IJRP involves an interagency Memorandum of Understanding (MOU) between involved state and federal agencies. Further, the IJRP addresses a process to achieve pre-analysis coordination in approving / administering exploration permits, interagency agreement on plan completeness, alternatives considered, draft and final permits, bonding during mine plan analysis, and interagency coordination related to compliance, permit changes and reclamation/closure for major mining projects. In Idaho, the Joint Review Process was established to be the basis for interagency agreement (state, federal, and local) on all permit review requirements. The focus of the IJRP is concurrent analysis timelines; this would include, for example, in the case of Stibnite Gold Project the NEPA process, IPDES permit, USACE 404 permit, State 401 Certification (i.e., water quality certification) of these latter two key permits, the State Cyanidation Permit, and the ESA Consultation. The IJRP is intended to play a key role in achieving two primary permitting goals: (1) increased communication and cooperation between the various involved governmental agencies, and (2) reduced conflict, delay, and costs in the permitting process.

The USFS, USACE, USEPA, IDL, IDEQ, the Idaho Governor’s Office of Energy and Mineral Resources and Valley County signed a MOU for the SGP IJRP in September 2017. The MOU gives the agencies the framework to evaluate the PRO as they work together to prepare a single, joint EIS for the SGP under NEPA. The single EIS will be a USFS document, however all signatory agencies will collaborate in the preparation of the EIS, provide adequate resources to ensure satisfactory and timely performance, follow a mutually agreed updated schedule, and ensure that the public process meets the requirements of all cooperating agencies and NEPA.

17.5	Social and Community Impacts

Perpetua Resources respects and responds to the needs of all project stakeholders including local communities, tribal governments, and regional interests in the development of the Project. All aspects and phases of Project planning and design have incorporated an iterative process of community engagement involving communication, listening, and responding to stakeholders. These activities include estimation of project economic impacts and communication of those impacts to the potentially affected communities, helping local communities plan for potential expansion of public services and infrastructure, developing community agreements to ensure long-term financial benefits beyond the Project lifespan, engagement with local tribal governments, and sponsorship and participation in community fundraisers and educational events. The public scoping and DEIS public comment phases of the NEPA process have also provided important feedback from the communities that will be affected by the Project. Significant comment-driven project changes, including modification of proposed public access through the project site, backfilling of Hangar Flats pit, elimination of Fiddle DRSF, and additional fisheries and water quality mitigation measures, were incorporated by Perpetua Resources in modifications of the Proposed Action.

17.5.1	Economic Effects

Economic impacts of the Project include creation of direct, indirect, and induced jobs and additional tax revenues for local communities, the state of Idaho and the nation. An economic model known as IMpact analysis for PLANning (IMPLAN) was used to estimate impacts within Valley and Adams Counties (regional impacts), the state of Idaho and the U.S. (Highland Economics, 2018). The IMPLAN model was reviewed and approved by the USFS for suitability in the NEPA process and supersedes a previous economic study reported in the NI 43-101 PFS (M3, 2014).

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17.5.2	Community Agreements

Perpetua Resources entered into a Community Agreement with villages, cities, and counties in the vicinity of the Project in December 2018. This Agreement created a collaborative environment for engagement with these communities. The Community Agreement established the Stibnite Advisory Council, a panel composed of local residents appointed by each signatory community, project stakeholders and Perpetua Resources leadership to facilitate these interactions. The Stibnite Advisory Council provides a forum for communication and dissemination of information on safety and environment, employment and workforce training, business opportunities, housing and infrastructure, and community and family support and sustainability.

The Community Agreement established the Stibnite Foundation, a non-profit organization which identifies, evaluates, and funds projects to benefit the local communities. Stibnite Foundation board is composed of one representative from each community that has signed the Community Agreement and decides which projects are supported. Long-term financial stability of the Stibnite Foundation is ensured through an endowment funded by Perpetua Resources through cash and equity grants in conjunction with Project milestones including receipt of operating permits, commencement of construction, commencement of commercial production, CAPEX payback, and completion of reclamation.

Eight communities have signed on to the Community Agreement including Adams County, Cascade, Council, Donnelly, Idaho County, New Meadows, Riggins, and Yellow Pine. Valley County has recused itself from participation due to its potential conflict of interest as an approval authority for the Burntlog Route and sanitary waste facilities. The city of McCall declined participation in the Community Agreement.

17.5.3	Community Engagement

Perpetua Resources has undertaken initiatives to contribute to the local community with transparency and accountability. Perpetua Resources Idaho, Inc. (PRII) was established as a local operating subsidiary to ensure the Project continues to meet the needs of the community as it is advanced. The PRII board of directors is composed largely of independent local community leaders, former county commissioners, and a former mayor. Perpetua Resources participates in community fundraising, conducts educational outreach, and its employees actively participate on local boards and non-profit foundations.

Perpetua Resources has participated in strategic planning with local public service and infrastructure stakeholders to identify and plan for potential issues associated with development of the Project. These efforts included:

•	The primary mine access road (Burntlog Route) was conceived in a Yellow Pine community meeting.

•	Improvement information and access negotiation for collection of baseline data with landowners along the electrical transmission line right-of-way.

•	Transportation corridor and intersection improvements with the cities of McCall and Cascade, Valley County Road Department, and Idaho Transportation Department.

•	Plans community adaptation associated with the influx of workers and indirect job creation associated with the Project with local school districts, fire departments and emergency response providers.

•	A snowmobile trail adjacent to the Project access road and public access to the Thunder Mountain recreation area through the mine site with local outdoor recreation groups.

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17.5.4	Tribal Engagement

Perpetua Resources respects the sovereign treaty rights of Native American tribes and has engaged them in good faith through all phases of Project exploration, development, and planning. Through early engagement with the Nez Perce Tribe (NPT) commencing in 2012, Perpetua Resources has undertaken measures to mitigate potential impacts of its exploration activities identified by the NPT and has allowed the NPT full access to the Site and shared baseline environmental data. More recently, Perpetua Resources has been engaged with the Shoshone-Bannock Tribes and has been undertaking efforts to educate Tribal representatives on its proposed plans to improve water quality, address legacy issues caused by prior mining companies and to collaborate on the re-establishment and enhancement of anadromous fisheries. Also, Perpetua Resources has funded and continues to provide funding for consultation between the Shoshone-Paiute tribe environmental group (Wings and Roots) and the Payette National Forest.

Despite best intentions to collaborate with the NPT on efforts to jointly develop measures to address legacy environmental issues at site for the last several years, on August 9, 2019, the NPT filed suit against Perpetua Resources in federal court alleging unpermitted water pollution discharges under the Clean Water Act in specified areas of the Project site controlled or owned by Perpetua Resources and the USFS and previously disturbed by prior operators and government agencies. In August 2020, Perpetua Resources brought litigation to include the USFS to the case to account for the claimed water pollution alleged to be occurring on Federal lands. These cases have not been resolved.

17.6	Compensatory Mitigation

While Project facilities and infrastructure are planned to be in areas of previous disturbance wherever practicable, some disturbance of wetlands and streams is unavoidable. Unavoidable impacts to waters of the U.S. require compensatory mitigation (i.e., replacement of their lost function) under Section 404 of the Clean Water Act. The mitigation typically precedes the disturbance taking place and is accomplished either by using a mitigation bank or construction of replacement wetlands preferably in the same drainage basin.

Complete compensatory mitigation via a single means is impractical for the Project due to the combined effects of the Project sequence, limited valley-bottom land available, and lack of established mitigation banks in the basin. Perpetua Resources is pursuing a comprehensive approach to wetland and stream compensatory mitigation that entails on-site enhancement and restoration of both streams and wetlands, banking, and off-site projects such as stream habitat enhancements and replacement of culverts that presently impede fish passage. Compensatory mitigation measures include certain closure and restoration projects. The U.S. Army Corps of Engineers (USACE) is evaluating the mitigation proposal concurrently with the NEPA process.

17.7	Closure and Restoration

Closure, reclamation, and restoration work at the site would include interim, concurrent, and final closure, reclamation, and restoration of the site:

1.	Interim reclamation is intended to provide shorter-term stabilization to prevent erosion of disturbed areas and stockpiles that would be removed or more fully and permanently reclaimed later.

2.	Concurrent reclamation and restoration are designed to provide permanent, low-maintenance achievement of final reclamation and restoration goals on completed portions of the Project prior to the overall completion of mining activities throughout the mine site.

3.	Final closure and reclamation and restoration would involve removing all structures and facilities; reclamation of those areas that have not been concurrently reclaimed such as the TSF and some DRSF and backfill surfaces; recontouring and improving drainages; creation of wetlands; reconstructing various stream channels; decommissioning of the EFSFSR diversion tunnel; growth media placement; planting and revegetation on disturbance areas; and reestablishing Stibnite Road (FR 50412) through the mine site.

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Perpetua Resources developed closure and restoration plans with the objectives to establish a sustainable fishery with enhanced habitat to support natural populations of salmon, steelhead, and bull trout; improve water quality; establish vegetation; and enhance wildlife habitat, all contributing to a self-sustaining and productive ecosystem (Tetra Tech, 2019). Closure, reclamation, and restoration activities would achieve post-mining land uses of wildlife and fisheries habitat and dispersed recreation at the mine site.

17.7.1	Tailings Storage Facility and Buttress

Perpetua Resources proposes to complete tailings reclamation and restoration within approximately 9 years after ore processing operations cease. After tailings consolidate sufficiently to use heavy equipment on top of the tailings, starting approximately 5 years after the end of deposition, Perpetua Resources would begin with placement of cover material, then construct wetlands and restore Meadow Creek and its tributaries within appropriately sized lined floodplain corridors, place growth media, and revegetate the area.

A low permeability geosynthetic cover would be placed over the TSF buttress after final grading, which would be designed to limit infiltration into the underlying development rock. The geosynthetic cover would be overlain by an inert soil/rock layer and growth media and revegetated. A lined channel and floodplain corridor would be established for Meadow Creek across the top of the closed buttress, with the stream corridor liner contiguous with the buttress cover. The channel would have a low gradient and wide floodplain across the top of the buttress, then drop more steeply to the valley floor near the south abutment. The steep channel segment would consist of a boulder chute (with underlying liner contiguous with the buttress cover) that would flow through an energy-dissipating basin at the toe of the TSF buttress before being discharged to a restored Meadow Creek on the valley bottom.

Perpetua Resources would begin removing the TSF supernatant pool when ore processing operations have ceased through a combination of spray evaporators (similar to snowmaking misters) operated within the TSF boundary and active water treatment that meets IPDES discharge limits followed by discharge to the EFSFSR or Meadow Creek. Removal of the remaining supernatant water from the TSF would allow the tailings surface to dry and gain strength to allow equipment on the tailings surface for grading and placement of cover. Cover placement and minor grading of tailings would work inward from the perimeter. The cover material would come from unconsolidated overburden stored in the upper lifts of the TSF Buttress.

Perpetua Resources would restore meandering stream channels (Meadow Creek and tributaries) within a geosynthetic-lined stream and floodplain corridor across the top of the TSF. This would allow for the post-closure development of riparian habitat, convey water off the facility, and minimize potential interaction of surface water with the underlying tailings.

Consolidation of the tailings would continue after surface reclamation, and consolidation water and any meteoric water commingled with it would be collected for treatment and discharge. Treatment would no longer be required after approximately year 40, at which time the treatment facility would be decommissioned, and the treatment facility site reclaimed.

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17.7.2	Mine Pit Reclamation

The reclamation approach for each mine pit will vary depending on factors such as: backfill status, highwall geologic exposure, and hydrological setting.

The Hangar Flats pit is planned for backfilling during mine operations to the elevation of the valley bottom or slightly higher. Saturation of the Hangar Flats backfill and rebound of the alluvial groundwater is predicted to take approximately 2 years (i.e., by the end of mine Year 8) from the end of mining Hangar Flats pit. The Meadow Creek diversion channel and floodplain corridor around Hangar Flats pit would be retained. At closure, growth media and seed bank material would be placed on the backfill surface, and the area revegetated with a combination of upland and wetland vegetation. Wetlands created on the backfill surface would be fed from reestablished intermittent and ephemeral streams diverted from the Hangar Flats pit highwall and the TSF Buttress during operations.

The Yellow Pine pit would be backfilled with West End pit development rock during operations, reaching the post-mine floodplain level by approximately Year 10, after which the EFSFSR and its nearby tributaries would be restored across the backfill in a geosynthetic-lined floodplain corridor. Portions of the highwalls on the east and west sides of the pit would remain above the backfilled portion of the pit and would not be reclaimed, enabling a wider restored floodplain in the middle of the backfill. The curved alignment of the valley restored in the backfill allows for a longer length and therefore flatter gradient, enabling a longer, flatter, and more sinuous EFSFSR channel to be constructed, maximizing fish habitat, and facilitating fish passage.

Stibnite Lake is planned for construction within the lined corridor, similar in size to the current Yellow Pine pit lake. The Stibnite Lake feature is intended to reduce maximum stream temperatures leaving the site in the summer and replace the habitat functions of the current pit lake.

Hennessy Creek would cascade over the west highwall of the Yellow Pine pit to a restored section of low-gradient channel on the western edge of the reconstructed EFSFSR floodplain before joining the restored EFSFSR channel, and Midnight Creek would be restored across the southeastern portion of the EFSFSR floodplain, both forming “wall-based channels” that receive high-flow overflows from the main EFSFSR and sustain cold low flows year-round for juvenile fish rearing.

A road would be established over the backfilled Yellow Pine pit to allow public access through the reclaimed site and connect Stibnite Road (FR 50412) to Thunder Mountain Road (FR 50375), replacing segments of Stibnite Road (FR 50412) removed by mining. After restoration of the EFSFSR and Hennessy Creek across the backfill, closure of the EFSFSR tunnel, and construction of the permanent public access road, the Hennessy Creek diversion would be decommissioned and the area reclaimed, along with the adjacent operations-phase public access road. Similarly, remaining portions of the Midnight Creek diversion would be reclaimed to pre-mining conditions.

The West End pit is not planned to be backfilled because it is planned as the last in the sequence to be mined. The sequence of mining facilitates backfilling the Yellow Pine and Hangar Flats pits, enabling permanent restoration of fish passage and preventing formation of large pit lakes at either Yellow Pine or Hangar Flats. No backfilling would occur for the main West End pit. At closure, the remaining road into the pit and access to highwalls would be blocked with large boulders and/or earthen berms to deter motorized vehicle passage into the pit. West End Creek is planned to be routed into the West End pit in a rock chute on the highwall adjacent to the legacy DRSF, which is anticipated to form a lake. The pit lake is not expected to overflow because it is in the upper portions of its drainage basin with a relatively small catchment area. Lake levels would be monitored after closure, and a threshold water level would be established, sufficient to contain the predicted runoff volume from a high-snowpack year without discharge. If water levels approach the threshold, surface water diversions or water treatment could be implemented to prevent an uncontrolled discharge. A temporary treatment unit could be mobilized to the site to treat and discharge the water until the lake level falls below the threshold level to prevent an untreated discharge.

The Midnight pit in the southern portion of the overall West End pit is planned to be backfilled with approximately 6 million tons of development rock from the West End pit. The backfill would be placed to achieve a mounded final reclamation surface to promote drainage away from the West End pit and prevent formation of a pit lake. Portions of the backfill would be covered with growth media and revegetated, and the remainder covered with talus like development rock to mimic a natural talus slope.

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17.7.3	Plant Site and Related Infrastructure

The processing plant, ancillary and offsite facilities, utilities, and roads will be dismantled, recycled/salvaged, and reclaimed to the extent practicable unless there is an ongoing beneficial use. All structures and facilities not necessary for post-closure water management (e.g., certain roads, culverts, pipelines, and water treatment facilities) or other beneficial use would be removed, and the affected areas reclaimed.

The materials from the dismantling or demolition of structures and facilities associated with the processing plant, maintenance facilities, office, shop buildings, and other facilities would be salvaged or disposed in the onsite private landfill(s) and/or in permitted offsite landfills. All reagents, petroleum products, solvents, and other hazardous or toxic materials would be removed from the site for reuse or would be disposed of according to applicable state and federal regulations. Sewage systems and septic tanks would be decommissioned. Foundations would be broken or fractured as required to prevent excessive water retention and covered in-place with an appropriate depth of soil-like material (approximately 2-ft thick combination of 1.5 feet of backfill and 0.5 feet of growth media) or would be removed and buried a minimum of 2 feet deep in the TSF buttress or pit backfill. Soil beneath fuel storage areas and chemical storage or processing buildings would be tested for contamination and removed and disposed of appropriately as needed. Following removal of facilities, the affected areas would be graded to restore drainage patterns and revegetated with approved seed mix.

The Burntlog Route is planned to be closed once all reclamation work has been completed and significant fuel and reagent haulage is completed. New sections of the Burntlog Route would be decommissioned/obliterated and upgraded sections would be returned to their pre-project width, while retaining the safer upgraded lines and grades.

The worker housing facility would be used during the initial 2-3 years of reclamation, restoration, and closure activities but these activities would not require the full facility. A portion of it would be removed during the early years of closure and the worker housing facility would be dismantled, salvaged and the area reclaimed and revegetated after most closure activities are complete.

Strategic roads would initially be left in place during reclamation, restoration, and closure. Other haul roads would be recontoured, ripped, and revegetated to the approximate pre-mining condition. Stream crossings would be restored in kind, and drainage facilities constructed for haul roads would be retained temporarily as necessary for sediment control and then reclaimed.

The section of powerline from the Johnson Creek substation to the site would be retained in service during closure and post-closure water treatment, but substation components downsized to accommodate approximately 1 MW service. After closure activities that have significant power requirements have been completed, the section of the powerline from the Johnson Creek substation to the site will be disassembled, and the associated roads reclaimed to their pre-project state. Drainage stabilization and erosion control features would be installed.

Perpetua Resources would decommission and close underground facilities and underground support facilities, including the portals of the EFSFSR Tunnel and underground workings partially mined-out within the open pits. To prevent future access to underground workings, portals will be closed using a concrete block bulkhead, rockfill, or a combination of rockfill and low-permeability foam.

Onsite landfills will be closed per Idaho requirements for Non-Municipal Waste Landfills. The surface would be covered with development rock, alluvium, or till at least 12 inches thick, graded to promote drainage and prevent pooling of water and to match the surrounding surface topography. Following grading growth media would be placed on the covered landfill and the area would be revegetated.

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17.8	Closure and Reclamation Costs, and Financial Assurance

Anticipated costs for closure and reclamation of the Stibnite Gold Project were developed utilizing the Standardized Reclamation Cost Estimator (SRCE) model currently used and developed in Nevada for mining specific projects, supplemented by site-specific costs and quantity estimates from the FS designs. Closure cost estimates were developed for planned self-performance of reclamation and restoration by Perpetua Resources or its contractors in accordance with the mine plan timeline. Cost for reclamation and closure and conservation/mitigation measures are for both concurrent reclamation/restoration (integrated with mining costs) and final reclamation/restoration. Bonding costs would be based on third-party performance of reclamation and closure activities but are not included in the economic analysis in this TRS because the bonding costs and form of financial assurance have not been determined.

17.9	Environmental Monitoring and Reporting

Perpetua Resources will employ environmental monitoring measures that will be part of permits and other approvals from the USFS, USACE, EPA, IDEQ, IDL, Valley County, and other appropriate agencies. The Project will operate under federal, state, and local permit approvals that will mandate practices and procedures to mitigate environmental impacts, reclaim disturbed areas, and monitor restoration success and water quality. These agencies will conduct routine inspections to ensure compliance with applicable monitoring and reporting regulations.

17.10	References

Highland Economics, LLC (2018). Economic Impact Analysis of the Stibnite Gold Project, prepared for Midas Gold, April 2018, 187p.

M3 Engineering & Technology (2014). Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, December 8, 2014, amended March 28, 2019.

Millennium Science and Engineering (MSE), (2003). Engineering Evaluation and Cost Analysis (EE/CA).

Tetra Tech (2019). Reclamation and Closure Plan, Stibnite Gold Project, prepared for Midas Gold, July 2019.

URS Corporation (2000). Stibnite Area Site Characterization Report, September 12, 2000. Report prepared for Stibnite Area Characterization Voluntary Consent Order Respondents, v.1., 786 p.

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SECTION 18 TABLE OF CONTENTS

SECTION	PAGE

18	CAPITAL AND OPERATING COSTS	18-1

18.1	Capital Cost Summary	18-1

18.1.1	Mine Capital Costs	18-2

18.1.2	Plant Capital Costs	18-4

18.1.3	Infrastructure Costs	18-6

18.1.4	Indirect Costs	18-8

18.1.5	Owner Costs	18-9

18.1.6	Environmental Mitigation, Reclamation, and Closure Costs	18-10

18.1.7	Contingency	18-10

18.2	Operating Costs	18-11

18.2.1	Mine Operating Costs	18-12

18.2.2	Plant Operating Costs	18-13

18.2.3	General and Administrative Costs	18-14

18.2.4	Labor Requirements	18-15

18.2.5	Major Reagents, Fuel and Electricity Costs	18-15

SECTION 18 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 18-1:	Capital Cost Summary	18-1

Table 18-2:	Mine Capital Cost Summary	18-2

Table 18-3:	Life-of-Mine Mining Capital Cost Detail	18-3

Table 18-4:	Plant Capital Cost Summary	18-4

Table 18-5:	Onsite Infrastructure CAPEX Summary	18-6

Table 18-6:	Tailings Storage Facility CAPEX	18-7

Table 18-7:	Water Management CAPEX	18-7

Table 18-8:	Offsite Infrastructure Summary	18-7

Table 18-9:	Indirect Capital Cost Summary	18-8

Table 18-10:	EPCM Capital Cost Summary	18-9

Table 18-11:	Consultants’ Indirect Capital Cost Estimates	18-9

Table 18-12:	Owner Team Capital Costs	18-10

Table 18-13:	Mitigation, Reclamation, and Closure Costs	18-10

Table 18-14:	Summary of Contingency Capital Costs	18-11

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Table 18-15:	Cash Costs, All-In Sustaining Costs, and All-In Costs	18-11

Table 18-16:	Mine OPEX by Year	18-12

Table 18-17:	Process Plant OPEX Summary by Category	18-13

Table 18-18:	Process Plant OPEX by Process Area	18-14

Table 18-19:	Life-of Mine General and Administration Cost Detail	18-14

Table 18-20:	Estimated Labor Requirements	18-15

Table 18-21:	Cost Assumptions for Reagents and Power	18-16

Table 18-22:	Life-of-Mine Reagent Costs by Process Area	18-16

Table 18-23:	Life-of-Mine Wear Steel Cost	18-17

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18	CAPITAL AND OPERATING COSTS

Estimation of capital and operating costs is essential to the evaluation of the economic viability of a prospective project. These factors, combined with revenue and other expense projections, form the basis for the financial analysis presented in Section 19. Capital (CAPEX) and operating (OPEX) costs for the SGP were estimated on the basis of the feasibility mine plan, plant design, estimates of materials and labor based on that design, analysis of the process flowsheet and predicted consumption of power and supplies, budgetary quotes for major equipment, labor requirements, and estimates from consultants and potential suppliers to the project.

18.1	Capital Cost Summary

Estimated CAPEX, or capital expenditures, include four components: (1) the initial CAPEX to undertake the detailed design, pre-strip, construct, and commission the mine, plant facilities, ancillary facilities, utilities, and operations camp, and complete on and offsite environmental mitigation and remediation; (2) the sustaining CAPEX for facilities expansions, mining equipment replacements, expected replacements of process equipment and ongoing environmental mitigation activities; (3) the closure and reclamation CAPEX to close and rehabilitate on and off-site components of the Project, which includes post-closure water treatment; and (4) working capital to cover delays in the receipts from sales and payments for accounts payable and financial resources tied up in inventory. Table 18-1 summarizes the initial, sustaining and closure CAPEX for the Project.

Table 18-1:     Capital Cost Summary

Area	Detail	Initial CAPEX ($000s)	Sustaining CAPEX ($000s)	Closure CAPEX ($000s)(1)	Total CAPEX ($000s)
Direct Costs	Mine Costs	84,019	118,968	-	202,987
	Processing Plant	433,464	49,041	-	482,505
	On-Site Infrastructure	190,910	83,892	-	274,802
	Off-Site Infrastructure	115,940	-	-	115,940
Indirect Costs		232,684	-	-	232,684
Owner's Costs, First Fills, & Light Vehicles		38,351	-	-	38,351
Offsite Environmental Mitigation Costs		14,397	-	-	14,397
Onsite Mitigation, Monitoring, and Closure Costs		3,474	23,484	98,052	125,010
Total CAPEX without Contingency		1,113,239	275,385	98,052	1,486,677
Contingency		149,708	20,354	1,244	171,306
Total CAPEX with Contingency		1,262,948	295,739	99,296	1,657,982
Notes: (1) Closure assumes self-performed closure costs, which will differ for those assumed for financial assurance calculations required by regulators.

The CAPEX estimate includes direct mining equipment and pre-stripping costs, process plant costs, on-site infrastructure such as the TSF and the operations camp, and off-site infrastructure such as the power transmission line, the mine access road, the Stibnite Gold Logistics Facility (SGLF), and reclamation and closure costs. The initial CAPEX also includes indirect costs for detailed design and engineering, land acquisition, some environmental mitigation, and other costs. Initial CAPEX also includes an estimate of contingency based on the accuracy and level of detail of the cost estimate. The purpose of the contingency provision is to make allowance for uncertain cost elements that may occur but are not included in the cost estimate. These cost elements include uncertainties concerning completeness, accuracy and characteristics or nature of material takeoffs, accuracy of labor and material rates, accuracy of labor productivity expectations, and accuracy of equipment pricing. The CAPEX estimates are considered to have an accuracy range of -10% to +15%.

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Stibnite Gold Project S-K 1300 Technical Report Summary

The primary assumptions used to develop the CAPEX are provided below:

•	The estimate is based on 3rd quarter 2020 costs.

•	All cost estimates were developed and are reported in United States of America (US) dollars.

•	Units of measure for this project are primarily in English customary units.

•	At the time of this estimate, engineering was approximately 20% complete.

•	Contingency during the pre-production period is specific to each major component of the Project as determined by the various consultants.

•	Qualified and experienced construction contractors will be available at the time of Project execution.

•	Borrow sources are available in the Meadow Creek valley or nearby within the Project boundary.

•	Weather related delays in construction are not accounted for in the estimate. However, the engineering, procurement and construction management (EPCM) schedule does account for a ramp down in construction activity during the three winter months (December, January, and February).

•	The oxygen plant is accounted for as an “over-the-fence” supply contract. Capital costs have been included for building a dedicated substation for the oxygen plant. Perpetua Resources will supply power and other utilities to the oxygen plant during operations as well as provide beds at the operations camp for its workers.

•	Financial assurance costs associated with closure-related bonding are excluded from this estimate.

•	No provision has been made for currency fluctuations.

18.1.1	Mine Capital Costs

The mine capital includes three components: the mining fleet, mine support equipment, and the cost of pre-stripping. Mine capital cost for mobile equipment was developed from the mine equipment list presented in Section 13. Mine capital costs including equipment and pre-production development are presented in Table 18-2.

Table 18-2:     Mine Capital Cost Summary

Mining CAPEX Components	Pre-Production ($000s)	Sustaining ($000s)	Total CAPEX ($000s)
Mine Major Equipment (Leased)	44,013	105,424	149,437
Mine Support Equipment (Purchased)	18,538	13,543	32,082
Capitalized Preproduction Development (30%)	21,468	-	21,468
Total Mining CAPEX	84,019	118,968	202,987

Notes:

(1) Pre-production mining costs include environmental remediation costs as discussed in Section 18.1.6; the remaining 70% of preproduction development is included in OPEX as detailed in Table 18-5.

(2) All mine support equipment is purchased except for motor graders which are leased.

Perpetua Resources plans to lease the major mining equipment. The down payment, principal payment, and buyout portions of the leasing costs for the mining fleet are included in initial and sustaining CAPEX. During pre-production, 30% of the mining fleet OPEX is accounted as initial CAPEX. Lease rates were based on 60-month leases with equipment buyouts at the end of the lease period.

Lease rates for the major mine equipment were obtained from local major mine equipment vendors. Lease down payments, lease principal payments, and end of lease term buyout options are accounted for as capital costs. For equipment that is planned to be leased, pay schedules are based on quotes provided by equipment manufacturers.

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Capital costs for mine support equipment planned for purchase were estimated using vendor budgetary quotes or recent mining industry surveys. Mine support equipment is purchased outright except motor graders and includes auxiliary equipment (e.g., water trucks, light plants, ANFO trucks), mine maintenance vehicles, and mine administration vehicles, such as pickup trucks for mine supervisors. Equipment capital costs include estimates for freight, assembly, spare parts, initial tire purchase, fire suppression, equipment advance payments, and potential equipment modifications.

There are certain capital costs associated with the mine that are included elsewhere in the estimate. These items include mine office buildings, shop facilities, mobile equipment that is not required by the mine, and all infrastructure costs (except for haul roads).

Table 18-3 summarizes the mine capital costs by year. The down payment, principal payments, and buyout costs for the mine major equipment are included as capital costs. Preproduction stripping is part of the mine capital cost but is shown separately to differentiate it from the cost of purchasing mining equipment.

Table 18-3:     Life-of-Mine Mining Capital Cost Detail

Production Year	Mine Equipment		Capitalized Preproduction Consumables and Labor ($000s)	Total(1)(2) Mine Capital ($000s)
	Leased Major Equipment Down & Monthly Payments ($000s)	Other Support Equipment Capital Costs ($000s)
Initial Capital
-3	1,115	2,817	867	4,798
-2	8,869	10,188	6,174	25,232
-1	34,029	5,534	14,427	53,989
Sub-Totals	44,013	18,538	21,468	84,019
Sustaining Capital
1	13,146	872	-	14,017
2	14,299	2,184	-	16,483
3	19,358	633	-	19,991
4	16,303	628	-	16,932
5	21,039	2,556	-	23,596
6	4,220	2,477	-	6,697
7	2,985	1,218	-	4,203
8	3,298	439	-	3,737
9	2,112	261	-	2,373
10	2,621	842	-	3,462
11	3,184	607	-	3,792
12	1,697	339	-	2,036
13	429	139	-	569
14	599	140	-	739
15	135	208	-	343
Sub-Totals	105,424	13,543		118,968
Totals	149,437	32,082	21,468	202,987

Notes:

(1)  Mine preproduction development is shown as 30% capital cost and 70% operating expense.

(2)  Lease down payments, principal payments and end of lease term buyout options shown as a capital cost.

Major mine equipment is leased in the year it is required for operation. The acquisition schedule for the leased major mine mobile equipment is provided in Section 13. The mine capital costs in Table 18-3 represent major mine equipment being leased throughout the mine life and bought out when the lease term has expired.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 18-3 also includes the mine support equipment capital costs. Mine support equipment pricing was priced from vendor quotes. The truck shop, truck wash, and truck shop warehouse are included in the Plant CAPEX.

Pre-stripping requirements were developed monthly to provide ore exposure for production in Year 1 and construction material for the TSF starter dam. A total of 28.5 Mst of development rock would be mined during preproduction from Yellow Pine open pit, West End open pit, SODA area and TSF borrow. Mining costs during pre-production were based on areas stripped, haul profiles, established equipment rates and estimated operator wages. The cost build-up assumes that pre-stripping activities will be conducted by an owner-operated fleet using leased equipment.

18.1.2	Plant Capital Costs

Capital costs for the processing plant were estimated using budgetary equipment quotes, material take-offs (MTOs) for concrete, steel, and earthwork, estimates from vendors and consultants, and estimates based on experience with similar projects of this type. The capital cost estimate for the plant is shown in Table 18-4. Some of the costs and quantity estimates used by M3 were supplied by other consultants.

Table 18-4:      Plant Capital Cost Summary

Area Description	Initial ($000s)	Sustaining ($000s)	Total ($000s)
General /Standards/ Site Plan	33,985	-	33,985
Historical Tailings Re-Pulping	4,690	-	4,690
Primary Crusher	14,496	-	14,496
Crushed Ore Stockpile & Reclaim	18,312	-	18,312
Grinding and Classification	74,975	-	74,975
Pebble Crushing Circuit	7,231	-	7,231
Antimony Recovery	8,001	-	8,001
Gold Flotation	28,992	-	28,992
Pressure Oxidation	112,270	10,379	122,648
Slurry Cooling and Neutralization	27,667	-	27,667
POX Leach/CIP	17,080	-	17,080
Tailings/Oxide CIP	-	38,663	38,663
Carbon Handling & Refinery	15,025	-	15,025
Fresh Water System	8,415	-	8,415
Main Substation	13,333	-	13,333
Reagents	16,979	-	16,979
Limestone and Lime	30,049	-	30,049
Oxygen Plant	1,964	-	1,964
Total Plant CAPEX	433,464	49,041	482,505

18.1.2.1	Plant Capital Basis of Estimate

The capital cost estimate is based on the cost of equipment, material, labor, and construction equipment needed to complete the plant up to start-up. The accuracy of the CAPEX estimate is -10% to +15%. Data for this estimate was obtained from numerous sources including:

•	Design engineering consisting of flow sheets, general arrangement plans and cross sections, civil grading drawings, process and instrumentation diagrams (P&IDs), and electrical one-line drawings;

•	Pressure oxidation engineering conducted by Hydromet;

•	Topographical base information provided by Perpetua Resources from a 2009 aerial LiDAR survey augmented by a 2013 LiDAR survey for outlying areas for the mine access road;

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Stibnite Gold Project S-K 1300 Technical Report Summary

•	Budgetary equipment and materials quotations from vendors; and

•	Construction labor rates were based on crew rates developed using the published prevailing shop wages from Davis-Bacon for July 2020.

Below is a description of the pricing that was used by category.

Capital Equipment Pricing

Prices were solicited for all major equipment. Procurement packages of similar equipment were sent to three qualified suppliers to get budgetary quotations. Major capital equipment categories for this Project included electrical, mechanical, and piping. Accuracy of +/-15% was requested from suppliers for this CAPEX. For some equipment generally under $100,000 in value, pricing data were taken from recent M3 projects.

Electrical Equipment

One-line electrical distribution diagrams were designed for each plant and ancillary area to determine the required number and size of transformers, switchgear, and motor control centers. These one-line drawings were sent to three qualified electrical suppliers for direct pricing who supplied quotes for them. In cases that the electrical rooms are too large to prefabricate, vendors provided quotes for the equipment only. Quotes were evaluated by the electrical engineer, and the price used in the capital cost estimate was that of the most suitable quote.

Electrical bulk materials were factored by area and benchmarked from recent projects. The cost of electrical equipment was subtracted from the factors except in cases where the electrical costs were judged to be too low.

Mechanical Equipment

All major mechanical equipment was priced for the capital cost estimate by soliciting budgetary quotations, or in the case of minor equipment, from quotes or purchases from recent jobs. The vendors that were approached were generally the best-known suppliers of process equipment in the mining industry: Operating data sheets (ODSs) were developed to provide duty specifications for each unique piece of major equipment in the Equipment Register. The ODSs were populated with process flows and data from the METSIM process simulation, from specifications in the Process Design Criteria, and from physical information derived from General Arrangement drawings. Vendors were provided other information needed to receive a credible quote. All quotes were evaluated to determine if they met the duty specifications. The price that was used in the capital cost estimate was based on the most suitable quote.

Piping, Pump, and Valve Quotes

A list of pumps was developed for all process areas. Operating data were tabulated for all pumps on this list. Requests for budgetary quotes were furnished to three or more pump suppliers for comparative quotes. A piping engineer reviewed the vendor submissions and technical information to select the appropriate equipment to include in the capital cost estimate.

Hydromet sized and specified the valves in the autoclave area. The total bill of materials for autoclave area valves is $11.7 million. Piping costs were based on MTOs from P&IDs and quotes received for carbon steel (including HDPE or rubber-lined), stainless steel, and HDPE pipe.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Structural Steel and Concrete Quantity Estimates

Structural steel and concrete quantities were based on MTOs. Dimensions were taken from design drawings and used for estimation. The MTO provided total quantities of each category of steel by plant area number. Concrete quantity totals were similarly compiled by type and plant area number.

Concrete & Structural Commodity Pricing

Unit pricing was solicited from four structural steel providers for the Project, which were adjusted for steel unit prices typical for current large EPCM jobs. These unit prices were applied by the estimator to the quantities provided in the MTOs.

A regional concrete supplier provided prices for supply of concrete predicated on the assumption that a batch plant would be set up on site and that aggregate would be available from site-furnished materials.

Instrumentation

Instrumentation materials costs were based on instrumentation lists derived from P&IDs developed for the study.

18.1.3	Infrastructure Costs

18.1.3.1	Onsite Infrastructure

The onsite Infrastructure includes site utilities and roads, ancillary facilities, the TSF, water management systems, and the operations camp. The ancillary facilities include a variety of offices, shops, and warehouses that support the day-to-day operations of the mine and the plant. Table 18-5 summarizes the direct costs for onsite infrastructure.

Table 18-5:     Onsite Infrastructure CAPEX Summary

Onsite Infrastructure	Initial ($000s)	Sustaining ($000s)	Total ($000s)
Ancillary Facilities	26,602	-	26,602
Tailings Storage Facility / Reclaim System	69,313	63,294	132,608
Water Management	59,621	10,435	70,056
Mine-Impacted Water Treatment Plant	5,022	10,163	15,184
Permanent Camp	30,351	-	30,351
Total Onsite Infrastructure	190,910	83,892	274,802

The capital components that make-up the tailings management system consist of the TSF embankment, the tailings impoundment and liner, tailings pumps, slurry pipeline system, water reclaim system, TSF under-liner drains, TSF surface water diversions, and the civil work that is required to route the tailings and reclaim water lines between the process plant and the TSF. Capital costs for the TSF and buttress water diversions, embankment and impoundment construction, liner, over-liner drain, and under-liner drain were estimated by Tierra Group. The water reclaim system consists of reclaim barge, pumps, head tank, pipeline, and process water storage tank, estimated by M3.

The TSF will be constructed in five stages. The Stage 1 TSF, constructed in Years -2 and -1, would be preceded by the construction of the TSF and buttress diversion channels. Stages 2 and 3 would be constructed over two years each, finishing in Years 2 and 5, respectively. Stages 4 and 5 would be completed in a single year, finishing in Years 8 and 11. The tailings and reclaim pipeline corridor must be relocated out of the footprint of the Hangar Flats pit in Year 3, resulting in additional sustaining CAPEX. Table 18-6 summarizes the direct CAPEX costs for the TSF.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 18-6:     Tailings Storage Facility CAPEX

Tailings Storage Facility	Initial ($000s)	Sustaining ($000s)	Total ($000s)
Surface Water Diversion	12,351	-	12,351
Embankment and Impoundment	28,756	61,370	90,126
Tailing Pipeline & Water Reclaim System	28,206	1,925	30,131
TSF, Diversion, and Reclaim System	69,313	63,295	132,608

Water management systems include pit dewatering; surface diversions (excluding the TSF diversion); contact water ponds, pumps, and piping; water treatment; and a diversion tunnel for the EFSFSR. The EFSFSR diversion includes the surface approaches and exit to the tunnel diversion around the Yellow Pine pit, fishway, freshwater intake and the diversion tunnel itself. The contact water management systems were estimated by M3 while the tunnel diversion was estimated by McMillen Jacobs Associates. CAPEX for water management systems is shown in Table 18-7 include initial and sustaining CAPEX. Initial CAPEX includes water management systems (excluding the TSF and buttress), pre-operation water treatment, and tunnel diversion around the Yellow Pine pit. Sustaining CAPEX costs are also estimated for water management modifications and water treatment required by the changes in the mining operation.

Table 18-7:     Water Management CAPEX

Water Management Systems	Initial ($000s)	Sustaining ($000s)	Total ($000s)
Water Treatment Plant	5,022	10,163	15,184
Dewatering, Contact Water Systems, & Diversions	29,527	10,435	39,962
Water Diversion Tunnel & Intake (MJA)	30,094	-	30,094
Water Management Totals	64,642	20,598	85,240

The 300-bed operations camp would be formed from the 1,000-bed construction camp by removing 700 beds after start-up; the dining and housekeeping facilities, fresh water supply, power distribution, and wastewater treatment at the camp would remain. The direct costs are based on budgetary quotations from a local supplier of modular camps with specific experience at the Stibnite Gold site. The total direct cost of the operations plus construction camp facility, shown in Table 18-5, does not include the cost of catering or housekeeping.

18.1.3.2	Offsite Infrastructure

The offsite infrastructure includes three main components: the mine access road, the public bypass road near the Yellow Pine pit, the power transmission line, the Burntlog Road Maintenance Facility, and the Stibnite Gold Logistics Facility, which includes administration offices, the production assay lab, the staging area for mine personnel transportation, and warehouse capacity. Table 18-8 summarizes the direct costs estimated for these five components.

Table 18-8:     Offsite Infrastructure Summary

Off-Site Infrastructure	Initial ($000s)	Sustaining ($000s)	Total ($000s)
Mine Access Road	49,121	-	49,121
Public Bypass Road	2,426	-	2,426
Power Supply Infrastructure	52,641	-	52,641
Burntlog Road Maintenance Facility	4,449	-	4,449
Stibnite Gold Logistics Facility	7,303	-	7,303
Total Off-Site Infrastructure	115,940	-	115,940

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Stibnite Gold Project S-K 1300 Technical Report Summary

The mine access roads are described in Section 15.1. The FS designs and cost estimates for the Burntlog Route and Public Bypass road were developed by Parametrix. The cost estimates include civil excavation costs, placement of aggregate base course and geotextile, emplacement of culverts, retaining walls, installation/upgrade of bridges, the installation of a storm water drainage system, and other minor costs.

The power supply infrastructure upgrades are described in Section 15.4. The cost for the power transmission line, communications, and substation upgrades was developed by HDR, in consultation with Idaho Power Company. Increasing the power supply includes upgrading seven substations, installation of a new switching station in Cascade and a substation at the Stibnite Gold Logistics Facility (SGLF), and construction of a new transmission line with under-built fiber optic communication line from Cascade to the mine site.

The Burntlog Road Maintenance Facility is designed for a location 4.4 miles from the junction of Warm Lake and Johnson Creek roads, as described in Section 15.3. The cost estimate includes a 7,500-square-foot maintenance building, a 7,100-square-foot aggregate storage building, a 4,300-square-foot equipment shelter, and an 825-square-foot sleeping quarters.

The SGLF is described in Section 15.2. The facility design includes administrative offices and an analytical laboratory, both of modular construction; a pre-engineered warehouse; and parking and transportation areas for employees bussed to the site. The estimated direct costs of these facilities do not include land acquisition costs. The land for the SGLF is owned by MGII.

18.1.4	Indirect Costs

Indirect costs are those costs that can generally not be tied to a specific work area, as summarized in Table 18-9. This category includes “other direct costs” that are related to construction that cannot be assigned directly to a work area.

Table 18-9:     Indirect Capital Cost Summary

Indirect Cost Items	Cost ($000s)
Bussing	2,453
Mobilization - Plant Contractors	11,019
Freight	30,336
EPCM Contract	105,372
Temporary Construction Facilities	3,229
Temporary Construction Power	646
Construction Camp Operation Costs	24,025
Vender Representative Supervision	3,947
Start-up and Commissioning	2,631
Commissioning and Capital Spares	6,578
Consultant Indirect Estimates	29,936
Idaho Sales Tax	12,512
Total Indirect Costs	232,684

18.1.4.1	EPCM Costs

M3 breaks down estimated EPCM costs into various categories that total 16.7% of direct constructed field cost excluding mining pre-strip and mine equipment costs, as shown in Table 18-10.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 18-10:     EPCM Capital Cost Summary

EPCM Components	Percentage of Total Direct Field Cost	Cost ($000s)
Management & Accounting	0.75%	4,843
Engineering	6.00%	36,278
Project Services	1.00%	6,457
Project Controls	0.75%	4,843
Construction Management	6.50%	41,973
EPCM Fee	1.50%	9,686
EPCM Temporary Facilities & Support	0.18%	1,291
EPCM Total	16.68%	105,372

18.1.4.2	Other Indirect Costs

Table 18-9 also includes “Consultant Indirect Estimates” from other consultants for infrastructure engineering and construction including the power transmission line, mine access roads, TSF, and water diversions. The indirect costs for these tasks were provided by the estimating entity, as detailed in Table 18-11.

Table 18-11:     Consultants’ Indirect Capital Cost Estimates

Consultants' Indirect Cost Estimates	Cost ($000s)
Tailings Construction (Tierra Group)	3,280
EFSFSR Diversion and Intake (McMillen Jacobs)	8,766
Access Road (Parametrix)	7,484
Public Bypass Road (Parametrix)	505
Power Supply Infrastructure (HDR)	9,901
Total Consultants' Indirect Estimates	29,936

18.1.5	Owner Costs

Owner costs were developed to cover specific functions relating to the construction of the Project. Owner costs exclude exploration and corporate costs and are summarized in Table 18-12.

Key staff, plant and equipment operators will be hired as early as three months prior to start-up for training, and preparation work. Senior staff and engineering personnel will also be hired several months prior to start-up as they become available. Environmental monitoring will continue through the construction period. Other Owner Cost items include:

•	Owner’s construction and administrative costs, including the Owners camp;

•	plant mobile equipment and light vehicles;

•	insurance, accounting and legal;

•	furniture and office equipment;

•	tools;

•	staffing and operator training cost; and

•	initial fills and wear steel spares.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 18-12:     Owner Team Capital Costs

Owner Team Item	Total ($000s)
Stibnite Pre-Operations Team Salaries & Burden	7,820
SGLF Pre-Operations Team Salaries & Burden	3,633
Owner's Team Indirect Costs	4,535
Community Relations Costs	1,098
Land, Legal & Insurance Costs	8,027
First Fills	4,365
Mobile Equipment & Light Vehicles	8,874
Total Owner Costs	38,351

18.1.6	Environmental Mitigation, Reclamation, and Closure Costs

The Project site is located near the headwaters of the EFSFSR and has been environmentally impacted by historical mining activities. Perpetua Resources has integrated environmental remediation and restoration activities with the operating plan and will be required to reclaim Project disturbance and accomplish both onsite and offsite stream and wetland compensatory mitigation to offset impacts to these resources associated with the mining operation. Additionally, offsite road intersection improvements are included as mitigation for traffic impacts. Capital costs for these activities are summarized in Table 18-13. These costs are divided into three time periods: pre-operation (initial), operation (sustaining, i.e., for concurrent reclamation), and post-operation (closure).

Table 18-13:     Mitigation, Reclamation, and Closure Costs

Environmental Mitigation and Reclamation	Initial ($000s)	Sustaining ($000s)	Closure ($000s)	Total ($000s)
Offsite Mitigation	14,397	-	-	14,397
Onsite Mitigation, Reclamation, and Closure	3,474	23,484	98,052	125,010
Total Mitigation and Reclamation Costs	17,871	23,484	98,052	139,407

Closure and reclamation costs were developed utilizing the Standardized Reclamation Cost Estimator (SRCE), discussed in Section 14, based on these activities being conducted by the operator, and do not include management and administration by outside entities. Costs were then incorporated into the overall Project cost model in the year that they occur.

Closure costs include items such as potential long-term water treatment, stream and wetland restoration, reclamation and reclamation maintenance, and long-term site monitoring such as surface and ground water monitoring, vegetation success monitoring, aquatic species and habitat monitoring, and chemical and physical stability.

Reclamation bonding will be required by the permitting authorities before construction of the Project can be initiated. Bonding costs have not been included in the capital cost estimate because the structure and amount of the bonding requirement will be established in the future with permitting authorities.

18.1.7	Contingency

Contingency costs, as summarized in Table 18-14, are estimates of the costs that are not included in the CAPEX that can be expected to be spent during initial construction. The more engineering and construction execution planning that is done ahead of the estimate, the higher the accuracy of the CAPEX and thus, the lower the contingency costs. The total estimated contingency for this Project is 15.2% of the total initial CAPEX before sales tax.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 18-14:     Summary of Contingency Capital Costs

Contingency Components	Percent	Cost ($000s)
Plant Construction (M3)	15.0%	114,466
Tailings Facility (Tierra Group)	15.0%	6,166
Diversion Tunnel and Intake (MJA)	15.0%	4,514
Mine Access Road (Parametrix) - Segment A	10.0%	305
Mine Access Road (Parametrix) - Segment B	15.0%	1,213
Mine Access Road (Parametrix) - Segment C	15.0%	1,307
Mine Access Road (Parametrix) - Segment D	20.0%	3,080
Mine Access Road (Parametrix) - Segment E	20.0%	2,050
Access Road Maintenance Pre-Operations	15.0%	539
Public Bypass Road (Parametrix)	30.0%	728
Power Supply Upgrades (HDR)	17.0%	10,604
Pre-Operation Water Treatment Plant	15.0%	619
Road Intersection upgrades (Parametrix)	20.0%	350
Owner's Cost	15.0%	3,767
Contingency Total	15.2%	149,708

18.2	Operating Costs

The average cash operating cost per short ton (st) of processed material before by-product credits, royalties, refining and transportation charges over the life-of-mine (LOM) and during the first four years of operations are summarized in Table 18-15. These cash costs include mine operations, process plant operations, and general and administrative costs (G&A) and are in the accuracy range of -10% to +15% in the opinion of the QPs. The average cash operating cost per ton of processed material after by-product credits but before royalties, refining and transportation charges over the LOM and during the first four years of operations are also provided, as are the all-in sustaining costs (AISC) and all-in costs (AIC). Total costs in each category are divided by the total tonnage of processed material or the total ounces produced to arrive at the values shown.

Table 18-15:     Cash Costs, All-In Sustaining Costs, and All-In Costs

Total Production Cost Item	Years 1-4		LOM
	($/st milled)	($/oz Au)	($/st milled)	($/oz Au)
Mining	9.71	156	8.22	205
Processing	13.13	211	12.76	318
G&A	3.54	57	3.43	85
Cash Costs Before By-Product Credits	26.38	424	24.41	608
By-Product Credits	(5.99)	(96)	(2.81)	(70)
Cash Costs After By-Product Credits	20.40	328	21.60	538
Royalties	1.69	27	1.09	27
Refining and Transportation	0.46	7	0.24	6
Total Cash Costs	22.54	362	22.94	571
Sustaining CAPEX	4.64	75	2.83	70
Salvage	-	-	(0.26)	(6)
Property Taxes	0.05	1	0.04	1
All-In Sustaining Costs	27.23	438	25.54	636
Reclamation and Closure(1)	-	-	0.95	24
Initial (non-sustaining) CAPEX(2)	-	-	11.65	290
All-In Costs	-	-	38.14	950
Notes: (1) Defined as non-sustaining reclamation and closure costs in the post-operations period. (2) Initial Capital includes capitalized preproduction.

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Stibnite Gold Project S-K 1300 Technical Report Summary

18.2.1	Mine Operating Costs

Mine equipment operating costs were developed using first principals based on vendor provided hourly operating cost estimates and recent operating mine equipment survey data. The unit costs for labor were jointly developed by Perpetua Resources and M3. Each equipment unit was scheduled on a monthly period through the end of Year 2 and quarterly after using a time model as shown on Figure 18-1.

Figure 18-1:     Equipment Time Category Model

Once all time categories were estimated for each equipment unit, operating costs were calculated for each schedule period including fuel, maintenance parts, lube, tire replacement, ground engaging tool replacement, operator labor, and maintenance labor. If operating time for a fleet was not sufficient to accomplish the work required in the mine production schedule, additional units were added. Preproduction development costs (Table 18-3) are carried 30% as CAPEX and the remaining 70% as OPEX. Table 18-16 summarizes the total mine operating cost per year.

Table 18-16:     Mine OPEX by Year

Year	Total ($000s)
-3	2,023
-2	14,407
-1	33,663
1	67,675
2	67,397
3	73,575
4	77,534
5	70,216
6	66,569
7	63,817
8	63,141
9	61,576
10	57,809
11	53,198
12	34,624
13	22,514
14	19,064
15	11,349
Total	860,151
Note:Mine preproduction development is shown as 30% capital cost and 70% operating expense.

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Stibnite Gold Project S-K 1300 Technical Report Summary

The mine operating costs provided in Table 18-16 include:

1.	Drilling, blasting, loading, and hauling of material from the mine to the crusher, stockpiles or development rock storage facilities. Maintenance of the development rock storage areas and stockpiles is included in the mining costs. Maintenance of mine mobile equipment is included in the operating costs.

2.	Rehandling ore stockpiles to the crusher is included in the mining costs.

3.	Mine supervision, mine engineering, geology and ore control are included in the G&A category.

4.	Operating labor and maintenance labor for the mine mobile equipment are included.

5.	Mine access road construction and maintenance are included. If mine haul trucks drive on the road, its cost and maintenance is included in the mine operating costs.

6.	Relocation of SODA material and reprocessing of Historical Tailings is included.

7.	Delivery of mine development rock to the tailings dam construction is included. However, placement and compaction of that material at the TSF is not included.

8.	The cost of backfilling the Yellow Pine open pit, Hangar Flats open pit, and Midnight area of the West End open pit is included.

9.	A general mine allowance is included that is intended to cover mine pumping costs and general operating supplies that cannot be assigned to one of the unit operations.

10.	A general maintenance allowance is included that is intended to cover the general operating supplies of the maintenance group.

The mine is planned to work two 12-hour shifts per day for 365 days per year. Ten days (20 shifts) of lost time are assumed due to weather delays or other interruptions.

18.2.2	Plant Operating Costs

The process plant operating costs are summarized by the categories of labor, electric power, liners (wear steel), grinding media, reagents, maintenance parts and services, annual POX shutdown, oxygen, and supplies and services, as presented in Table 18-17. The processing costs allocated by process area are provided in Table 18-18.

Table 18-17:     Process Plant OPEX Summary by Category

Plant Operation Cost Category	LOM Cost ($000s)	Cost ($/st)
Labor	197,965	1.72
Power	249,107	2.16
Liners	56,099	0.49
Grinding Media	124,421	1.08
Reagents	350,842	3.04
Maintenance Parts & Services	173,236	1.50
Annual POX Shutdown	52,000	0.45

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Stibnite Gold Project S-K 1300 Technical Report Summary

Plant Operation Cost Category	LOM Cost ($000s)	Cost ($/st)
Oxygen	80,803	0.70
Water Treatment Plant	3,157	0.03
Supplies & Services	47,649	0.41
Totals	1,335,279	11.58

Table 18-18:     Process Plant OPEX by Process Area

Process Area	LOM Cost ($000s)	Cost ($/st)
Crushing and Conveying	29,183	0.25
Grinding & Classification	402,852	3.49
Antimony Recovery	29,125	0.25
Gold Flotation	115,856	1.00
Pressure Oxidation	279,829	2.43
POX Discharge Cooling, HC & Neutralization	91,940	0.80
POX Leach-CIP Circuit	163,030	1.41
Tailings / Oxide Leach-CIP	45,802	0.40
Carbon Handling & Refinery	55,230	0.48
Tailings & Water Reclaim	43,353	0.38
Water Treatment	3,157	0.03
Fresh / Contact Water System	13,210	0.11
Ancillaries	62,712	0.54
Total Process Plant	1,335,279	11.58

The process plant operating and maintenance labor costs were derived from a staffing plan and are based on labor rates from an industry survey for this region and modified where necessary. The annual salaries include overtime and benefits for both salaried and hourly employees. The burden rate used is 35% for hourly staff and 40% for salaried staff to include a 5% average annual bonus provision.

18.2.3	General and Administrative Costs

General and Administrative (G&A) costs include management, accounting, human resources, environmental and safety compliance, laboratory, community relations, site residential camp, communications, insurance, legal, training, and other costs not associated with either mining or processing. The LOM G&A cost estimated for the Project are presented in Table 18-19.

Table 18-19:     Life-of Mine General and Administration Cost Detail

Cost Item	LOM ($000s)
Labor & Fringes (G&A and Lab)	128,999
Accounting (excluding labor)	1,450
Safety (excluding labor)	1,450
Human Resources (excluding labor)	1,450
Security (excluding labor)	1,450
Laboratory (excluding labor)	10,875
Janitorial Services (contract)	2,900
Office Operating Supplies and Postage	1,450
Maintenance Supplies	14,418
Maintenance Labor, Fringes, and Allocations	3,625
Access Road Maintenance	20,942
Power	2,646
Propane	2,900

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Stibnite Gold Project S-K 1300 Technical Report Summary

Cost Item	LOM ($000s)
Phone/Communications	4,350
Licenses, Fees, and Vehicle Taxes	2,175
Legal	3,625
Insurances	36,975
Water Rights	2,175
Claim Payments	3,759
Property Tax	232
Subs, Dues, PR, and Donations	1,450
Travel, Lodging, and Meals	2,900
Camp	83,563
Busing	2,654
Training	3,625
Stibnite Foundation Payments	15,817
Total	357,857

18.2.4	Labor Requirements

Labor for the Project was estimated for the mine, process plant, and G&A support. Labor rates were estimated using market surveys for the region and comparable wage rates from other mining operations in the area. Onsite personnel were assumed to be housed in a camp facility and working 12-hour shifts on a 14-day on, 14-day off work schedule except for salaried employees. A breakdown of the labor requirements stratified by function (mine, process, or G&A) and location (onsite or offsite) is presented in Table 18-20 with the annual estimated payroll for an average year.

Table 18-20:     Estimated Labor Requirements

Labor Category	Number of Personnel			Average Annual
	Low	Peak	Average	Payroll ($000s)
Mine Operations Personnel - Hourly	113	192	172	16,287
Mine Personnel - Salaried	23	35	30	4,305
Mine Maintenance Personnel - Hourly	41	78	70	6,253
Mine Maintenance Personnel - Salaried	8	11	10	1,446
Process Operations Personnel - Hourly	98	98	98	8,429
Process Operations Personnel - Salaried	13	13	13	1,841
Process Maintenance Personnel - Hourly	56	56	56	5,114
Process Maintenance Personnel - Salaried	5	5	5	692
G&A Hourly Personnel - Onsite	19	19	19	1,442
G&A Salaried Personnel - Onsite	12	12	12	1,241
G&A Hourly Personnel - Offsite	19	19	19	1,211
G&A Salaried Personnel - Offsite	16	16	16	1,882
Labor Totals	423	554	520	50,142

18.2.5	Major Reagents, Fuel and Electricity Costs

Table 18-21 summarizes the unit costs for the major Project consumables (process reagents, diesel fuel and power). A more detailed list of the consumables for the Project is provided in Table 18-22.

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Stibnite Gold Project S-K 1300 Technical Report Summary

Table 18-21:     Cost Assumptions for Reagents and Power

Item	Unit	Cost Estimate	Comment
Diesel fuel	$ per gallon	1.77	Quote for off-road diesel delivered to site
Electricity	$ per kWhr	0.0554	Price rate quote
Lime	$ per st	130	OPEX for onsite production
Sodium Cyanide	$ per lb	3.00	Price quote delivered to site
Sodium Metabisulfite	$ per lb	0.62	Price quote delivered to site
Copper Sulfate	$ per lb	2.55	Price quote delivered to site

Reagent consumption rates were determined from the metallurgical test data or industry practice. Budget quotations were received for reagents supplied from local sources where available, with an allowance for freight to site or from historical data from other projects.

Table 18-22:     Life-of-Mine Reagent Costs by Process Area

Process Area	Reagent	Life-of-Mine ($000s)
Grinding	Lime	541
	Sodium Cyanide	1,399
	Copper Sulfate	21,965
Antimony Recovery	Lead Nitrate	5,906
	Aerophine 3418A	2,167
	Methyl Isobutyl Carbinol	622
	Sodium Cyanide	-
Antimony Cleaning	Sodium Cyanide	52
	3418A	9
	Lead Nitrate	8
	Flocculant	4
Gold Flotation	Flocculant	5,336
	Flocculant	400
	Copper Sulfate	8,514
	PAX	29,813
	3477	5,135
	MIBC	9,055
Pressure Oxidation	Hydrogen Peroxide	355
	Flocculant	-
	Limestone(1)	17,029
POX Discharge Cooling & Neutralization	Lime(1)	45,143
	Limestone(1)	10,896
POX Leach - CIP Circuit	Sodium Cyanide	119,853
	Lime for detox	127
	Carbon	18,166
	Sodium Metabisulfite	966
	Copper Sulfate	-
Tailing/Oxide Leach- CIP	Sodium Cyanide	5,699
	Lime - pH control for leach(1)	11,463
	Carbon	5,563
	Lime - for detox(1)	573
	Sodium Metabisulfite	4,082
	Copper Sulfate	-
Carbon Handling & Refinery	Sodium Hydroxide	2,261
	Nitric Acid	17,686
Total LOM Reagent Cost		350,785
Note: (1) Limestone and lime costs include limestone comminution and lime kiln operating costs.

18-16

Stibnite Gold Project S-K 1300 Technical Report Summary

Wear parts consumption (liners) and grinding media were estimated on a pound/ton basis. The consumption rate and unit costs were used to calculate the annual costs and cost per unit of production. These consumption rates and costs are shown in Table 18-23.

Table 18-23:     Life-of-Mine Wear Steel Cost

Wear Steel Category	Applicable Equipment	Life-of-Mine Costs ($000s)
Liners	Primary Crusher	1,966
	Pebble Crusher	2,664
	SAG Mill	41,969
	Ball Mill	9,499
Grinding Media	SAG Mill	73,039
	Ball Mill	51,382
Total LOM Wear Steel Cost		180,520

An allowance was made to cover the cost of maintenance for the facilities and all items not specifically identified. The allowance made as a percent of the direct capital cost of equipment for each area; the rate used was 5%.

18-17

Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 19 TABLE OF CONTENTS

SECTION	PAGE

19	Economic Analysis		19-1

	19.1	Assumptions	19-1

	19.2	Revenue	19-1

	19.3	Capital Costs	19-3

	19.4	Operating Costs	19-3

	19.5	Other Costs	19-4

	19.6	Total Production Costs	19-4

	19.7	Financial Model Results	19-5

	19.8	Sensitivity Analysis	19-6

	19.9	References	19-8

SECTION 19 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 19-1:	Life of Mine Contained Metal by Deposit	19-2

Table 19-2:	Recovered Metal Production	19-2

Table 19-3:	Smelter Treatment Factors	19-2

Table 19-4:	Payable Metals Production	19-2

Table 19-5:	Metal Price Cases	19-3

Table 19-6:	Capital Cost Summary	19-3

Table 19-7:	Operating Cost Summary	19-4

Table 19-8:	Total Production Cost Summary	19-5

Table 19-9:	Financial Model Pre-Tax and After-Tax Indicators by Case	19-5

Table 19-10:	Pre-Tax and After-Tax NPV5% Sensitivities by Case	19-6

Table 19-11:	Base Case After-Tax Sensitivity Analysis	19-7

SECTION 19 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 19-1:	Case B After-Tax NPV5% Sensitivities	19-7

19-i

Stibnite Gold Project S-K 1300 Technical Report Summary

19            Economic Analysis

The economic analysis presented in this Report uses a financial model that estimates cash flows on an annual basis for the life of the Project at the level of detail appropriate to the feasibility level of engineering and design. Annual cash flow projections are estimated over the LOM based on the CAPEX, OPEX, sales revenue and other cost estimates outlined in Section 18. CAPEX is estimated in four categories: initial, sustaining, closure and reclamation, and working, and are distributed in accordance with the estimated year of expenditure. OPEX estimates include labor, reagents, maintenance, supplies, services, and electrical power for each year. The sales revenue is based on payable metals contained in doré bullion and antimony concentrate produced by the ore processing plant. Other costs, such as royalties, taxes, and depreciation are estimated in accordance with the present stage of the Project.

The financial model results are presented in terms of Net Present Value (NPV), payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (IRR) for the Project. Annual cash flow projections are estimated over the life-of-mine (LOM) based on the estimates of capital expenditures and production cost and sales revenue. The estimates of CAPEX and OPEX have been developed specifically for this Project, as presented in Section 18.

19.1            Assumptions

Assumptions that were used to estimate the CAPEX and OPEX are presented in Section 18. Specific assumptions used in the construction of the financial model are provided below.

•	A discount rate of 5% is applied to NPV calculations (NPV5%).

•	Funding for the Project is assumed to be 100% equity funding with no financing costs except leasing of major mining equipment since this equipment would almost certainly be lease purchased.

•	Revenue for doré and antimony concentrates is claimed in the same year as it is produced.

•	Costs incurred prior to the start of construction are not included in the model and are considered “sunk costs”, except for tax purposes, where the aggregate expenditures accumulated prior to the construction start date are available to offset taxes.

•	A 15-day delay in revenue from sales and a 15-day delay in payment of accounts payable are used in the formulation of working capital, which is recaptured at the end of mine life.

•	An allowance of 5% is included in the financial model for salvage value of selected capital equipment, excluding buildings and tanks, which are included in the reclamation costs.

•	Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS) method in accordance with current U.S. Internal Revenue Service (IRS) regulations.

•	Depletion is estimated for the financial model using the percentage method; a rate of 15% is used for gold and silver and 22% is used for antimony.

19.2            Revenue

Revenue for the financial model is based on the grade and tonnage of mill feed from the mine plan (Table 19-1), using the plant recovery for the specific mineralization type to yield metal production figures (Table 19-2). The appropriate refinery or smelter treatment terms (Table 19-3) are applied to the payable metals (Table 19-4) using the metal prices presented in Table 19-5.

19-1

Stibnite Gold Project S-K 1300 Technical Report Summary

Table 19-1:     Life of Mine Contained Metal by Deposit

Deposit	Ore Type	Ore Tons (kst)	Contained Metal Grade			Contained Metal Quantity
			Gold (oz/st)	Silver (oz/st)	Antimony (%)	Gold (oz)	Silver (oz)	Antimony (klb)
Yellow Pine	High Sb	11,279	0.060	0.137	0.460	671,143	1,542,535	103,758
	Low Sb	41,463	0.049	0.045	0.009	2,047,125	1,880,672	7,859
Hangar Flats	High Sb	3,411	0.056	0.141	0.369	191,093	482,532	25,148
	Low Sb	5,696	0.039	0.048	0.018	223,364	273,486	2,104
West End	Oxide	5,235	0.016	0.025	-	82,506	133,256	-
	Mixed	28,483	0.030	0.043	-	854,621	1,236,261	-
	Low Sb	16,801	0.039	0.038	-	649,429	634,716	-
Historical Tailings	High Sb	2,962	0.034	0.084	0.166	100,011	247,418	9,817
Totals / Averages		115,330	0.034	0.045	0.064	4,819,291	6,430,876	148,686

Table 19-2:     Recovered Metal Production

Deposit	Doré Bullion		Antimony Concentrate
	Gold (koz)	Silver (koz)	Antimony (klb)	Gold (koz)	Silver (koz)
Yellow Pine	2,453	11	92,065	17	573
Hangar Flats	364	1	20,822	4	255
West End	1,333	839	0	0	0
Historical Tailings[1]	68	0	2,454	1	31
Totals Production	4,217	852	115,342	21	858

Table 19-3:     Smelter Treatment Factors

Gold and Silver Bullion
Gold Payability	99.5%
Silver Payability	98.0%
Refining Charge – Au (per troy ounce)	$1.00
Transportation Charge – Au (per troy ounce)	$1.15
Refining Charge – Ag (per troy ounce)	$0.50
Transportation Charge – Ag (per troy ounce)	$1.15
Antimony Concentrate
Payable Antimony (%)	68%
Gold Payability (approximate)
<5.0 g/t	0%
5.0 to <8.5 g/t	15-20%
8.5 to <10.0 g/t	20-25%
≥10.0 g/t	25%
Silver Payability (approximate)
<300 g/t	0%
300 to <700 g/t	40-50%
≥700 g/t	50%
Transportation to Asia (per wet ton)	$156

Table 19-4:     Payable Metals Production

Product	Gold (koz)	Silver (koz)	Antimony (klb)
Doré Bullion	4,196	835	-
Antimony Concentrate	4	134	78,433
Total Payable Metals	4,200	968	78,433

19-2

Stibnite Gold Project S-K 1300 Technical Report Summary

Table 19-5:     Metal Price Cases

Case	Metal Prices			Basis
	Gold ($/oz)	Silver(1) ($/oz)	Antimony(2) ($/lb)
Case A	1,350	16.00	3.50	Case consistent with the gold price used in the PFS (M3, 2014).
Case B (Base Case)	1,600	20.00	3.50	Base case derived from the approximate 3-year trailing average gold price and is consistent with the gold price used in the FS (M3, 2020).
Case C	1,850	24.00	3.50	Case corresponds to the approximate peak Q4 2021 spot gold price.
Case D	2,100	28.00	3.50	Case corresponds to the approximate peak 2020 spot gold price.
Case E	2,350	32.00	3.50	Upper bound case provides investors with insight into the revenues generated by the Project at an elevated long term gold price.

Notes:

(1) The base case silver price was set at a gold:silver ratio ($/oz:$/oz) of 80:1 or $20/oz. The base case price was then varied similar to the way the gold price was varied (in this case by $4/oz Ag versus $250/oz Au) for the other cases.

(2) Antimony prices were assumed to be constant at $3.50/lb for all cases as antimony does not historically vary proportional to the gold and silver prices and is not expected to do so in the future. The $3.50/lb price was derived from a market study undertaken by an independent expert in antimony markets.

19.3	Capital Costs

The details of the CAPEX estimate for the Project are summarized below and are presented in more detail in Section 18. For purposes of the financial model, CAPEX is broken into four categories: initial capital, sustaining capital, closure, and reclamation capital, and working capital. Table 19-6 presents a summary of the initial, sustaining and closure and reclamation capital costs.

Table 19-6:     Capital Cost Summary

Area	Detail	Initial CAPEX ($000s)	Sustaining CAPEX ($000s)	Closure CAPEX ($000s)(1)	Total CAPEX ($000s)
Direct Costs	Mine Costs	84,019	118,968	-	202,987
	Processing Plant	433,464	49,041	-	482,505
	On-Site Infrastructure	190,910	83,892	-	274,802
	Off-Site Infrastructure	115,940	-	-	115,940
Indirect Costs		232,684	-	-	232,684
Owner's Costs, First Fills, & Light Vehicles		38,351	-	-	38,351
Offsite Environmental Mitigation Costs		14,397	-	-	14,397
Onsite Mitigation, Monitoring, and Closure Costs		3,474	23,484	98,052	125,010
Total CAPEX without Contingency		1,113,239	275,385	98,052	1,486,677
Contingency		149,708	20,354	1,244	171,306
Total CAPEX with Contingency		1,262,948	295,739	99,296	1,657,982
Note: (1) Closure assumes self-performed closure costs, which will differ for those assumed for financial assurance calculations required by regulators.

19.4	Operating Costs

The average cash operating cost per short ton (st) of processed material before by-product credits, royalties, refining and transportation charges over the LOM and during the first four years of operations are summarized in Table 19-7. These cash costs include mine operations, process plant operations, and general and administrative costs (G&A). By-product revenue from silver and antimony can be “credited” as a deduction to the operating costs. The average cash operating cost per ton of processed material after by-product credits but before royalties, refining and transportation charges over the LOM and during the first four years of operations are also presented in Table 19-7.

19-3

Stibnite Gold Project S-K 1300 Technical Report Summary

Table 19-7:     Operating Cost Summary

Cash Operating Cost Estimate	Years 1-4 Average		LOM Average
	$/st milled	$/oz Au	$/st mined	$/st milled	$/oz Au
Mining OPEX(1)	9.71	156	2.37	8.22	205
Processing OPEX	13.13	211	-	12.76	318
General & Administrative OPEX	3.54	57	-	3.43	85
Cash Costs Before By-Product Credits(2)	26.38	424	-	24.41	608
By-Product Credits	(5.99)	(96)	-	(2.81)	(70)
Cash Costs After By-Product Credits(3)	20.40	328	-	21.60	538

Notes:

(1) Mining OPEX excludes capitalized stripping.

(2) Cash costs shown in this table are before royalties, refining, and transportation charges; cash costs that include these costs are presented in Table 19-8.

(3) By-product credits accrue from silver and antimony revenue.

19.5            Other Costs

There is a 1.7% royalty that applies to gold revenue, as detailed in Section 3. The LOM reduction in Net Operating Income is estimated to be $115.5 million.

Depreciation is calculated using the MACRS method starting with the first year of production. The initial capital and sustaining capital used a 7-year life. The last year of production is the catch-up year for the assets that are not fully depreciated at that time.

The percentage depletion method was used in the evaluation. It is determined as a percentage of gross income from the property, not to exceed 50% of taxable income before the depletion deduction. A rate of 15% is used for gold and silver and a rate of 22% is used for antimony.

Taxable income for income tax purposes is defined as metal revenues minus operating expenses, royalty, property and severance taxes, reclamation and closure expense, depreciation and depletion. Deduction for depletion is used in the calculation of State income tax, but no deduction is taken for the federal income taxes paid. The combined effective tax rate was calculated as follows:

Combined Effective Tax Rate = State Rate + Federal Rate x (100% - State Rate)

     = 6.9% + 21% x (100% - 6.9%) = 26.45%

This is a tax for the privilege of mining or receiving royalties from mining operations. The tax rate is 1% of the value of ores mined or extracted and royalties received. The basis is the taxable income that is defined by the IRS.

19.6            Total Production Costs

A detailed breakdown of the various measures of cash cost over the life of the mine are shown in Table 19-8. The costs are presented in $/st mined, $/st milled, and in $/oz Au. The table provides the cash costs before and after by-product credits; the total cash costs, which include royalties, refining and transportation charges; and All-In Sustaining Costs (AISC) that includes the Sustaining CAPEX, salvage, and property taxes for both the LOM and initial four years of operation. The All in Costs (AIC), that includes non-sustaining capital, is included for the LOM.

19-4

Stibnite Gold Project S-K 1300 Technical Report Summary

Table 19-8:     Total Production Cost Summary

Total Production Cost Item	Years 1-4		LOM
	($/st milled)	($/oz Au)	($/st milled)	($/oz Au)
Mining	9.71	156	8.22	205
Processing	13.13	211	12.76	318
G&A	3.54	57	3.43	85
Cash Costs Before By-Product Credits	26.38	424	24.41	608
By-Product Credits	(5.99)	(96)	(2.81)	(70)
Cash Costs After By-Product Credits	20.40	328	21.60	538
Royalties	1.69	27	1.09	27
Refining and Transportation	0.46	7	0.24	6
Total Cash Costs	22.54	362	22.94	571
Sustaining CAPEX	4.64	75	2.83	70
Salvage	-	-	(0.26)	(6)
Property Taxes	0.05	1	0.04	1
All-In Sustaining Costs	27.23	438	25.54	636
Reclamation and Closure(1)	-	-	0.95	24
Initial (non-sustaining) CAPEX(2)	-	-	11.65	290
All-In Costs	-	-	38.14	950
Notes: (1) Defined as non-sustaining reclamation and closure costs in the post-operations period. (2) Initial Capital includes capitalized preproduction.

19.7            Financial Model Results

The financial model results are presented in terms of NPV, IRR, and payback period in years for recovery of the capital expenditures. These economic indicators are presented on both pre-tax and after-tax bases. The NPV is presented both undiscounted (NPV0%) and at a 5% discount rate (NPV5%), as shown in Table 19-9. The primary metric for comparison of the cases is the after-tax net present value at a 5% discount rate (ATNPV5%).

Table 19-9:     Financial Model Pre-Tax and After-Tax Indicators by Case

Parameter	Unit	Pre-tax Results	After-tax Results
Case A ($1,350/oz Au, $16.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	1,637	1,434
NPV5%	M$	896	771
Annual Average EBITDA	M$	223	-
Annual Average After-Tax Free Cash Flow	M$	-	189
IRR	%	17.3	16.2
Payback Period	Production Years	3.4	3.4
Case B ($1,600/oz Au, $20.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	2,667	2,232
NPV5%	M$	1,599	1,320
Annual Average EBITDA	M$	292	-
Annual Average After-Tax Free Cash Flow	M$	-	242
IRR	%	24.3	22.3
Payback Period	Production Years	2.9	2.9
Case C ($1,850/oz Au, $24.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	3,697	3,026
NPV5%	M$	2,301	1,864
Annual Average EBITDA	M$	360	-
Annual Average After-Tax Free Cash Flow	M$	-	295
IRR	%	30.4	27.7
Payback Period	Production Years	2.4	2.5

19-5

Stibnite Gold Project S-K 1300 Technical Report Summary

Parameter	Unit	Pre-tax Results	After-tax Results
Case D ($2,100/oz Au, $28.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	4,726	3,815
NPV5%	M$	3,002	2,404
Annual Average EBITDA	M$	429	-
Annual Average After-Tax Free Cash Flow	M$	-	348
IRR	%	35.9	32.4
Payback Period	Production Years	2.2	2.2
Case E ($2,350/oz Au, $32.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	5,755	4,603
NPV5%	M$	3,704	2,943
Annual Average EBITDA	M$	498	-
Annual Average After-Tax Free Cash Flow	M$	-	400
IRR	%	41.0	36.9
Payback Period	Production Years	1.9	1.9

19.8            Sensitivity Analysis

The sensitivity of the financial model was tested with respect to metal prices or gold grade, initial CAPEX, and OPEX for each case. The value of each parameter was raised and lowered 20% to evaluate the impact of such changes on the NPV at a 5% discount rate. The results for the pre-tax NPV5% (PTNPV5%) and after-tax NPV5% (ATNPV5%) are presented in Table 19-10. After-tax sensitivities with respect to NPV0%, NPV5%, IRR, and payback in production years for the base case are presented in Table 19-11.

Table 19-10:     Pre-Tax and After-Tax NPV5% Sensitivities by Case

Case	Variable	NPV5% (M$)
		-20% Variance		0% Variance		20% Variance
		Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Case A	CAPEX	1157	980	896	771	635	560
	OPEX	1228	1023			564	507
	Metal Price or Grade	97	88			1695	1396
Case B	CAPEX	1,859	1,527	1,599	1,320	1,338	1,113
	OPEX	1,931	1,568			1,266	1,069
	Metal Price or Grade	659	581			2,538	2,047
Case C	CAPEX	2,561	2,068	2,301	1,864	2,040	1,658
	OPEX	2,634	2,109			1,968	1,616
	Metal Price or Grade	1221	1026			3,380	2,694
Case D	CAPEX	3,263	2,607	3,002	2,404	2,742	2,200
	OPEX	3,337	2,649			2,669	2,158
	Metal Price or Grade	1,783	1,462			4,222	3,341
Case E	CAPEX	3,965	3,146	3,704	2,943	3,444	2,739
	OPEX	4,039	3,188			3,370	2,698
	Metal Price or Grade	2,344	1,897			5,064	3,986

19-6

Stibnite Gold Project S-K 1300 Technical Report Summary

Table 19-11:     Base Case After-Tax Sensitivity Analysis

Variance	NPV0% (M$)	NPV5% (M$)	IRR (%)	Payback (yrs)
Metal Prices or Gold Grade
20%	3,289	2,047	29.4	2.3
10%	2,762	1,685	26.0	2.6
0%	2,232	1,320	22.3	2.9
-10%	1,701	954	18.3	3.2
-20%	1,164	581	13.7	3.7
Capital Cost
20%	2,005	1,113	17.9	3.3
10%	2,119	1,216	20.0	3.1
0%	2,232	1,320	22.3	2.9
-10%	2,346	1,423	25.0	2.7
-20%	2,459	1,527	28.1	2.4
Operating Cost
20%	1,850	1,069	19.8	3.1
10%	2,042	1,195	21.0	3.0
0%	2,232	1,320	22.3	2.9
-10%	2,422	1,444	23.5	2.8
-20%	2,610	1,568	24.6	2.7

The after-tax sensitivities for NPV5% (Table 19-11) for Case B are illustrated on Figure 19-1.

Figure 19-1:     Case B After-Tax NPV5% Sensitivities

The ATNPV5% of the Project is most sensitive to changes in revenue, which is manifested as changes in metal prices and gold grades. For example, a 20% increase in gold price or gold grade leads raises the ATNPV5% from $1,320 million to $2,047 million, a 55% increase. Similarly, a decrease of 20% in gold grade or gold price results in a 56% decrease in ATNPV5%.

19-7

Stibnite Gold Project S-K 1300 Technical Report Summary

All the cases indicate that the Project is slightly more sensitive to changes in OPEX than it is to changes in CAPEX. For example, the change in ATNPV5% for a 20% increase in CAPEX is -16%, whereas a 20% increase in OPEX causes a -19% change in ATNPV5%.

19.9	References

M3 Engineering & Technology (2014). Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, December 8, 2014, amended March 28, 2019.

M3 Engineering & Technology (2020). Stibnite Gold Project Feasibility Study Technical Report, prepared for Midas Gold, December 22, 2020.

19-8

Stibnite Gold Project S-K 1300 Technical Report Summary

SECTION 20 TABLE OF CONTENTS

SECTION	PAGE

20	Adjacent Properties	20-1

20.1	Nearby Past Producers and Major Prospects	20-1

20.2	References	20-2

SECTION 20 LIST OF FIGURES

FIGURE	DESCRIPTION	PAGE

Figure 20-1:	Past Producing Mines and Major Prospects near Stibnite	20-1

20-i

Stibnite Gold Project S-K 1300 Technical Report Summary

20	Adjacent Properties

20.1	Nearby Past Producers and Major Prospects

The Stibnite Gold Project is not impacted by adjacent properties. However, there are properties controlled by other parties to the east, west and north of the Project that have been past producers and continue to be considered major prospects. Figure 20-1 illustrates the location of these adjacent properties relative to Stibnite.

Significant past producing gold mines and major prospects from the Idaho Geological Survey Mines Database (2018 version) and Perpetua Resources files near Stibnite (A) include: Thunder Mountain (B); Golden Gate and Antimony Ridge (C); B&B and Red Mountain (D); Moscow and Ludwig (E); and McRae and Independence (F).

Figure 20-1:     Past Producing Mines and Major Prospects near Stibnite

The Thunder Mountain District (labeled B on map) had numerous placer mines and was the site of a major gold rush in the late 1880s and early 1990s. Later several of the larger lode mines in the area produced over 100,000 oz of Au.

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Recorded Sb production from Antimony Ridge (aka Babbitt Metal mine) south-southeast of the town of Yellow Pine (labeled C on map) includes ~40 tons mined in 1916-1917 and 400 tons mined from 1940-42 by the Bradley interests (Schrader and Ross, 1926; Shenon and Ross, 1936; La Heist, 1964). Small amounts of silver and gold were reported in some antimony ore (Thomson, 1919). Anaconda mapped and sampled the prospect in 1938 and reported high-grade antimony-gold mineralization in a series of parallel but discontinuous veins. In the 1950s-70s, the Oberbillig interests and lessees continued work including development of short adits and prospect pits and produced an undisclosed, but presumably small, amount of antimony from hand-cobbed stibnite veins. Amselco, Meridian, and TRV Minerals conducted extensive gold exploration in the 1980s-1990s outlining a large area of mineralized material containing gold and antimony. However, no mineral resources have been disclosed. Material from this prospect was mined in the 1960s-1970s and either shipped to out of state smelters or processed at the nearby Antimony Camp (Oberbillig) mill along the Johnson Creek flood plain. Former mill tailings indicate that several thousand tons have been processed; however, some tailings represent custom milling of ore from other deposits.

The Golden Gate prospect is located along a prominent ridge southeast of the town of Yellow Pine (labeled C on Figure 20-1) and approximately 9,000 tons of tungsten ore grading ~2 wt% WO3 were mined from Golden Gate Hill in 1972 and 1980, although it is unclear if tungsten was recovered (Leonard, ca 1992).

Production of antimony, and possibly other metals such as mercury, from the former “B&B” underground and open pit mine near Profile Gap (located near D on Figure 20-1) probably did not exceed several hundreds of tons at an unknown grade (Leonard, 1965; Leonard et al., 1973).

Extensive exploration targeting gold were conducted in other areas by other operators during the 1980s-1990s to the north-northwest of Stibnite including drill campaigns at the Red Mountain (labelled D on Figure 20-1), Moscow (E), Ludwig (E), Independence (F) and McCrae (F) mines by Placer Dome, Freeport, Cambior, Amselco, St. Joe American Corporation, Kennecott, Coeur d’Alene Mines, Nerco Exploration, Freeport-McMoRan, Independence Mining Company, Meridian Gold, and others. Several of these former operators reported historical estimates of mineralized materials, but there are no mineral resources disclosed for these prospects.

20.2	References

La Heist, B.A. (1964) Mineral resources - Antimony: in Mineral and Water Resources of Idaho. Idaho Bureau of Mines and Geology Special Report No. 1, pp. 41-46.

Leonard, B.F. (1965) Mercury-bearing antimony deposit between Big Creek and Yellow Pine, central Idaho. U.S. Geological Survey Professional Paper 525-B, pp. 23-28.

Leonard, B.F., (1973) Thunder Mountain District, in Cater, F.W., and others, 1973, Mineral resources in the Idaho Primitive Area and vicinity, Idaho: U.S. Geological Survey Bulletin 1304, pp.45-52.

Leonard, B.F. (ca 1992) The Golden Gate tungsten deposit and metal anomalies in nearby soils and plants, Yellow Pine district, Valley County, Idaho. Unpublished draft manuscript on file in U.S. Geological Survey Denver archives, 57p.

Schrader, F.C. and Ross, C.P. (1926) Antimony and quicksilver deposits on the Yellow Pine district, Idaho. U.S. Geological Survey Bulleting 780, pp. 137-164.

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21	Other Relevant Data and Information	21-1

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21	Other Relevant Data and Information

The Project would become the only domestic producer of antimony (stibnite) concentrate. Antimony was designated as a critical mineral in the U.S. Department of Interior’s final list of 35 critical minerals published in 2018 (U.S. Dept. of Interior, 2018) due to a complete lack of domestic production in the U.S. and reliance on imports, directly or indirectly, from non-aligned countries such as China, Russia, and Tajikistan, which produce approximately 92% of the world’s antimony, according to the U.S. Geological Survey.

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SECTION 22 TABLE OF CONTENTS

SECTION	PAGE

22	Interpretation and Conclusions	22-1

22.1	Risks and Opportunities	22-1

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22	Interpretation and Conclusions

Industry-standard mining, processing, construction methods, and economic evaluation practices were used to assess the Project. The financial analysis presented in Section 19 demonstrates that the Project is financially viable and has the potential to generate positive economic returns based on the assumptions and conditions set out in this Report, while other sections of the PFS demonstrate that the Project is technically and environmentally viable.

The QPs of this Report are not aware of any unusual, significant risks or uncertainties that could be expected to affect the reliability or confidence in the Project based on the data and information available to date.

22.1	Risks and Opportunities

Risks and opportunities have been identified concerning the Project, apart from industry-wide risks and opportunities (such as changes in capital and operating costs related to inputs like steel and fuel, metal prices, permitting timelines, etc.). Project-specific risks and opportunities are summarized below.

Risks, which additional information could eliminate or mitigate, include:

•	Delay in permitting or necessary project changes resulting from permitting;

•	Legal challenges to ROD or environmental complications associated with legacy mining impacts;

•	Delays related to the Clean Water Act litigation initiated by NPT;

•	Water chemistry and management issues that could affect diversion and closure designs and/or the duration of long-term water treatment;

•	Geological uncertainties which may affect Mineral Resources and Mineral Reserves;

•	Increases to estimated capital and operating costs; and

•	Construction schedule.

Opportunities that could improve the economics, and/or permitting schedule of the Project, including several with the potential to increase the NPV5% by more than $100 million include:

•	In-pit conversion of approximately 12.3 Mt of Inferred Mineral Resources grading 0.95 g/t Au occurring within the Mineral Reserve Pits containing approximately 373 koz of gold, to Mineral Reserves, increasing Mineral Reserves and reducing the strip ratio;

•	Out-of-pit conversion of approximately 39.7 Mt of Inferred Mineral Resources grading 0.96 g/t Au occurring outside the current Mineral Reserve Pits containing approximately 1.23Moz of gold, to Mineral Reserves;

•	Out-of-pit conversion of approximately 35.3 Mt of Indicated Mineral Resources grading 1.1 g/t occurring outside the current Mineral Reserve Pits containing approximately 1.28Moz of gold, to Mineral Reserves;

•	In-pit conversion of unclassified material currently treated as development rock to Mineral Reserves, increasing Mineral Reserves and reducing strip ratios;

•	Definition of additional Mineral Reserves within the West End deposit through infill and resource definition drilling;

•	Potential for the definition of higher-grade, higher-margin underground Mineral Reserves at Scout, Garnet or Hangar Flats; and,

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•	Discovery of other new deposits with attractive operating margins.

Mineral resources exclusive of mineral reserves are reported based on a fixed gold cut-off grade of 0.40 g/t for sulfide and 0.35 g/t for oxide, and in relation to conceptual Mineral Resource pit shells and Mineral Reserve pits to demonstrate potential economic viability as required under SEC regulation §§229.1300 through 229.1305. Indicated mineral resources exclusive of mineral reserves are reported to demonstrate potential for future expansion should economic conditions warrant. Inferred mineral resources exclusive of mineral reserves are reported to demonstrate potential to increase in-pit production should inferred mineral resources be successfully converted to mineral reserves; mineralization lying outside of Mineral Resource pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated.

Opportunities with a medium impact ($10 to $100 million increase in Project NPV5%) include improved metallurgical recoveries, secondary processing of antimony concentrates, steeper pit slopes, and government funding of off-site infrastructure. A number of lesser impact opportunities also exist.

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SECTION 23 TABLE OF CONTENTS

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23	Recommendations	23-1

SECTION 23 LIST OF TABLES

TABLE	DESCRIPTION	PAGE

Table 23-1:	Project Recommendations, Work Program, and Budget	23-2

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23	Recommendations

The QPs for this study recommend advancing the Project toward its implementation. A detailed list of recommendations and work programs has been developed, including estimated costs, that would move the Project through to a construction decision. The estimated cost for completion of this phase is approximately $14 million, of which approximately $12.5 million is required for permitting.

Discretionary expenditures that would target certain opportunities identified in Section 25, but that are not required to make a construction decision, have also been provided. The estimates have been developed on the basis of some assumed success in each of these areas; were poor results to be received early in the evaluation of the opportunity, discretionary expenditures for this activity would be significantly less than indicated, while exceptional success or exceptional results in a particular area of activity could require higher expenditures than indicated. In addition, it is not likely that all discretionary activities would be undertaken before commencing construction; some, such as exploration and confirmatory drilling at West End, may wait for some time post-production due to the current mining schedule, which sees the West End deposit mined last.

The detailed recommendations have been grouped into logical discipline categories including:

•	Mineral Resource evaluation and exploration;

•	Field programs required prior to construction;

•	Project optimization and Basic Engineering; and

•	Environmental, regulatory affairs and compliance.

Table 23-1 summarizes the recommendations and work programs, and separates the costs associated with the work program into core and discretionary categories.

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Table 23-1:     Project Recommendations, Work Program, and Budget

Recommendations and Work Program		Unit	Quantity	Estimated Costs ($000s)
				Core	Discretionary
Mineral Resource Evaluation and Exploration
R1	Selective, high-value drilling that targets converting in-pit Inferred Mineral Resources to Measured and Indicated Mineral Resources, with the goals of increasing the Mineral Reserves, increasing grade and/or reducing strip ratio, especially within the West End pit.	feet of drilling	15,000	-	3,000
R2	Selective, high value drilling targeting near-pit opportunities for additional Mineral Reserves, at all three deposits.	feet of drilling	10,000	-	2,000
R3	Selective testing of in-pit unclassified material for potential additional Mineral Reserves and lower strip ratio for all pits, but especially at Hangar Flats west of the MCFZ and at Yellow Pine east of the MCFZ.	feet of drilling	10,000	-	2,000
R4	Additional drilling of both Mineral Resources and in-pit unclassified material at West End for potential higher grades, additional Mineral Reserves, and/or lower strip ratio.	feet of drilling	15,000	-	3,000
R5	Exploratory surficial drilling along the Scout Fault system to test the continuity of the high-grade antimony mineralization and geotechnical/structural analysis to inform geological potential and construction of an exploration decline.	feet of drilling	10,000	-	2,000
R6	Discovery and definition of small tonnage, high grade Mineral Resources at Garnet, Upper Midnight, and/or other areas for potential high margin mill feed that could supplement early production.	feet of drilling	25,000	-	5,000
R7	Continued exploration including mapping, geochemical sampling, and drilling geared toward defining additional Mineral Resources.	Lump sum	1	-	4,000
Field and Laboratory Programs Required Prior to or Concurrent with Construction
R8	Shallow sampling of alluvium and bedrock via test pits or drilling to better define concrete aggregate borrow sources.	Lump sum	1	-	100
R9	Geotechnical drilling along Burntlog Route to support detailed design of bridges, retaining walls, and confirm suitability of borrow areas.	Lump sum	1	660	-
R10	Pit slope geotechnical evaluation prior to pit development to validate pit design criteria.	Lump sum	1	-	150
R11	Surficial sampling, drilling, and characterization of the limestone resource in the West End pit to better define the limestone deposit prior to commissioning of the ore processing plant and limestone processing facility.	Lump sum	1	-	500
R12	Consider additional and/or higher-energy geophysics to confirm the bedrock contact and overburden properties at the TSF and tunnel.	Lump sum	1	-	150
Project Optimization and Basic Engineering
R13	Complete a study to assess the potential use of titanium cladding rather than brick for the interior lining of the autoclave.	Lump sum	1	-	100
R14	Consider working with US-based companies to refine antimony concentrate or develop high purity stibnite.	-	-	-	-

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Recommendations and Work Program		Unit	Quantity	Estimated Costs ($000s)
				Core	Discretionary
R15	Consider undertaking a study to further evaluate the economics of leasing and/or contracting out certain equipment and infrastructure such as: oxygen plant, lime plant, truck fleet, worker housing facility, water treatment plant, evaporators, and other miscellaneous construction equipment including gensets.	Lump sum	1	-	100
R16	Assess the potential to defer construction of the pyrite cleaner flotation circuit, thereby reducing Initial CAPEX.	Lump sum	1	-	50
R17	Assess the potential to eliminate the concentrate preheating circuit, thereby reducing CAPEX and OPEX.	Lump sum	1	-	50
R18	Complete mine impacted water treatability studies to optimize treatment process flowsheet.	Lump sum	1	-	250
Environmental, Regulatory Affairs and Compliance
R19	Advance environmental and closure-related technical studies based on additional field and laboratory information generated to refine reclamation, closure and bonding cost estimates.	Lump sum	1	-	300
R20	Continue baseline data collection, environmental compliance, and reclamation. Consider initiating snow course measurements at a variety of elevations.	Lump sum	1	730	50
R21	Continue to advance regulatory process including Federal Final EIS under NEPA, and ancillary Federal and State permits. Key outstanding ancillary permits and authorizations include wetlands/streams (with U.S. Army Corps of Engineers), water discharge (IPDES; IDEQ), cyanidation (IDEQ), dam safety (IDWR), and closure plans (USFS, IDL).	Lump sum	1	12,500	-
Totals				13,890	22,800

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SECTION 24 TABLE OF CONTENTS

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24	References	24-1

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24	References

For convenience, references throughout this Report are provided at the end of the individual sections rather than compiled in this section.

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SECTION 25 TABLE OF CONTENTS

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25	RELIANCE ON OTHER EXPERTS	25-1

25.1	Property Ownership and Title	25-1

25.2	Water Rights	25-1

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25	RELIANCE ON OTHER EXPERTS

The Stibnite Gold Project Technical Report Summary (TRS) relies on reports and statements from legal and technical experts that are not Qualified Persons as defined by United States Securities and Exchange Commission regulation S-K subpart 1300 for reporting mineral properties. The Qualified Persons responsible for preparation of this TRS have reviewed the information and conclusions provided, and determined that they conform to industry standards, are professionally sound, and are acceptable for use in this Report. This same information was also used to support permitting of the Project under the National Environmental Policy Act (NEPA) to ensure alignment of the NEPA process and feasibility study assumptions.

25.1	Property Ownership and Title

Legal review of the Stibnite Gold Project property ownership and title, presented in Section 3, was completed by multiple qualified, independent, title examiners. Independent legal opinions in respect of mineral title have been prepared on behalf of Midas Gold in support of its initial listing as a public company, subsequent financings, and sale of a royalty to a third party. The most recent opinion and current as of the date of this report was completed on April 25, 2019, by the law firm of Parsons, Behle & Latimer (PB&L) building on a comprehensive earlier review by Givens Pursley LLP (Givens Pursley). A series of Landman Reports by Almar Professional Land Services, Inc. (Almar) were completed in accordance with reasonable industry standards to provide data for the subsequent title opinions.

25.2	Water Rights

Mr. Terry Scanlan, P.E., P.G. of SPF Water Engineering, LLC (SPF) performed a comprehensive review of Perpetua Resources’ water rights portfolio. The water rights held by Perpetua Resources are summarized in Section 4 of this Report.

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